As filed with the U.S. Securities and Exchange Commission on July 17, 2025.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Heartflow, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3841	26-0506743
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

331 E. Evelyn Avenue
Mountain View, California 94041
(650) 241-1221
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John C.M. Farquhar
President and Chief Executive Officer
Heartflow, Inc.
331 E. Evelyn Avenue
Mountain View, California 94041
(650) 241-1221
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shelly Heyduk	Angela Ahmad	Dave Peinsipp
Ryan Coombs	Heartflow, Inc.	Kristin VanderPas
O’Melveny & Myers LLP	331 E. Evelyn Avenue	Denny Won
610 Newport Center Drive, 17th Floor	Mountain View, California 94041	Charles S. Kim
Newport Beach, California 92660	(650) 241-1221	Cooley LLP
(949) 823-6900		3 Embarcadero Center, 20th Floor
San Francisco, California 94111
(415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
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registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company.
See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section
8(a), may determine.

Subject to Completion, dated July 17, 2025
The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Preliminary prospectus
                         shares
Common stock
This is an initial public offering of shares of common stock of Heartflow, Inc. We are offering                shares of
our common stock to be sold in this offering. The initial public offering price is expected to be between $
and $          per share.
Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “HTFL,” and this offering is contingent upon obtaining such approval.
Upon completion of this offering, our executive officers, directors, owners of 5% or more of our capital stock and
their respective affiliates will own, in the aggregate, approximately         % of our common stock (assuming no
exercise of the underwriters’ option to purchase additional shares and no purchases of shares in this offering by anyone in this group). These stockholders will be able to exercise significant control over matters requiring stockholder approval, including the election of directors, amendment of our organizational documents, and approval of any merger, sale of assets, and other major corporate transactions.
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings. See the section titled “Prospectus summary—Implications of being an emerging growth company.”

	Per share	Total
Initial public offering price ...................................................................................................	$	$
Underwriting discounts and commissions(1) ....................................................................	$	$
Proceeds to Heartflow, Inc., before expenses .................................................................	$	$

(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to                      additional
shares of common stock.
Investing in our common stock involves a high degree of risk. Please see “Risk factors” beginning on page 22.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to the purchasers on or about                     , 2025.

J.P. Morgan	Morgan Stanley	Piper Sandler

Stifel	Canaccord Genuity
                 , 2025
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Page

Prospectus summary .....................................................................................................................................	1

Risk factors ......................................................................................................................................................	22

Special note regarding forward-looking statements .................................................................................	72

Market and industry data...............................................................................................................................	74

Use of proceeds .............................................................................................................................................	75

Dividend policy ................................................................................................................................................	77

Capitalization ..................................................................................................................................................	78

Dilution .............................................................................................................................................................	81

Management’s discussion and analysis of financial condition and results of operations ...................	85

Business ..........................................................................................................................................................	105

Management ...................................................................................................................................................	155

Executive and director compensation .........................................................................................................	165

Certain relationships and related-party transactions ................................................................................	181

Principal stockholders ....................................................................................................................................	187

Description of capital stock ...........................................................................................................................	191

Shares eligible for future sale .......................................................................................................................	198

Material U.S. federal income tax consequences to non-U.S. holders ...................................................	201

Underwriting ....................................................................................................................................................	205

Legal matters ..................................................................................................................................................	218

Experts .............................................................................................................................................................	218

Where you can find additional information .................................................................................................	218

Index to consolidated financial statements ................................................................................................	F-1
Through and including             , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. We and the underwriters are offering to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The
ii
information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, financial condition, and results of operations may have changed since that date.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. “Heartflow,” the
Heartflow logos, and other trade names, trademarks, or service marks of Heartflow appearing in this prospectus are the property of Heartflow. Other trade names, trademarks, or service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.

Prospectus summary
This summary highlights select information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk factors,” “Special note regarding forward-looking statements,” “Business,” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Heartflow,” “the Company,” “we,” “us,” and “our” in this prospectus refer to
Heartflow, Inc. and its wholly owned subsidiaries, or either or both of them as the context may require.
Overview
We have pioneered the use of software and AI to deliver a more accurate and clinically effective non-
invasive solution for diagnosing and managing coronary artery disease (“CAD”), a leading cause of death worldwide. As of March 31, 2025, our Heartflow Platform has been used to assess CAD in more than
400,000 patients, including 132,000 in 2024 alone. We believe that we are the most widely adopted AI-
powered test for CAD. Our novel platform leverages AI and advanced computational fluid dynamics to create a personalized 3D model of a patient’s heart from a single coronary computed tomography angiography (“CCTA”), a specialized type of scan that provides detailed images of the heart’s arteries.
Our Heartflow Platform delivers actionable insights on blood flow, stenosis, plaque volume and plaque composition thereby overcoming the limitations of traditional non-invasive imaging tests which rely on indirect measures of coronary disease and lead to higher false negative and false positive rates, as demonstrated by our PRECISE trial. We believe the differentiated accuracy and clinical utility of our
Heartflow Platform, along with its ability to enhance workflows, will continue to support our growth and advance the “CCTA + Heartflow” pathway as the definitive standard for the non-invasive diagnosis and management of CAD.
Cardiovascular disease is the leading cause of death worldwide, with CAD being the most lethal form.
CAD occurs when plaque—a buildup of cholesterol, fat, calcium and other substances—accumulates on the walls of the coronary arteries, restricting blood flow and increasing the risk of heart attack or stroke.
This condition is responsible for half of all cardiovascular-related deaths globally. In the United States alone, the Centers for Disease Control (“CDC”) estimates that approximately 805,000 people suffer a heart attack each year. Despite significant advancements in therapeutic and interventional treatments,
CAD remains a leading cause of death globally because healthcare systems generally lack scalable methods to efficiently detect, diagnose and quantify CAD at a personalized level.
Based on our analyses using Clarivate’s ProcedureFinder data repository, we estimate that there were approximately 9.5 million non-invasive tests (“NITs”) in the United States in 2023 for patients experiencing stable or acute chest pain, which we refer to as symptomatic CAD patients. These NITs primarily include stress tests, such as single-photon emission computed tomography (“SPECT”), echocardiography and positron emission tomography (“PET”), which infer the presence of heart disease based on how well blood is supplied to the heart, and do not measure the actual disease itself. Accordingly, these tests have been shown to be unreliable and inconsistent.
CCTA has emerged as a leading non-invasive imaging method for evaluating CAD, offering direct and detailed visualization of the coronary arteries. Unlike traditional stress-based NITs, CCTA enables physicians to identify the presence and extent of coronary blockage. As a result, CCTA has become the preferred first-line test for patients with suspected CAD, as evidenced by the AHA and ACC guidelines elevating CCTA to Class 1, Level A. However, while CCTA provides superior anatomical imaging, it does not independently quantify the severity of CAD, assess blood flow limitations, or characterize plaque composition—critical factors for determining the most appropriate, personalized course of treatment for a patient.

Our Heartflow Platform builds upon the well established strengths of CCTA by going beyond its limitations and providing new quantified insights and compelling visualizations of data. By applying our advanced AI-
powered technology to a single CCTA scan, we generate a precise, patient-specific analysis that quantifies blood flow, measures plaque burden, and characterizes plaque composition—at every point in the major coronary arteries.
To date, we have developed three software products (with a fourth product expected to launch in 2026)
under the Heartflow Platform that provide physicians with the critical insights needed to effectively diagnose and manage CAD:
•Heartflow RoadMap Analysis offers a highly intuitive anatomic visualization of the coronary arteries, helping physicians quickly identify clinically relevant areas to focus their review. We provide Heartflow
RoadMap Analysis to accounts as an integrated feature to enhance the efficiency of their CCTA program and it is not a stand-alone product.
•Heartflow FFRCT Analysis calculates blood flow and pinpoints clinically significant CAD, which is CAD with a fractional flow reserve (“FFR”) value of 0.80 or below, at every point in the major coronary arteries. FFR measures the severity of blood flow restriction in the coronary arteries on a scale of 1.0
(no restriction) to 0.0 (complete blockage) by assessing pressure differences across a stenosis during induced stress, guiding decisions on whether a patient requires invasive revascularization.
•Heartflow Plaque Analysis provides a comprehensive assessment of coronary plaque, enabling optimized medical treatment strategies.
•Heartflow PCI Planner, which we expect to launch in 2026, will provide advanced visualization and clinical insights to optimize revascularization strategies, guide device selection, enhance procedural efficiency, and improve patient care. We plan to provide Heartflow PCI Planner to accounts as an integrated feature to enhance procedural efficiency, not as a stand-alone product.
We believe we are the first and most widely-adopted AI-powered test for CAD. With over a decade of commercial presence, we have established a competitively differentiated data set of approximately 110 million annotated images, which is primarily sourced from our commercial relationships with customers, driving training and refinement of our algorithms for over 10 years and the ability to train new AI models for future products.
We believe our Heartflow Platform delivers the following key benefits:
•More accurate non-invasive test for CAD, clinically validated to provide superior assessment of blood flow, plaque volume and plaque characterization compared to traditional non-invasive methods.
•More informed assessments, personalized care, and better risk stratification, positively impacting physician decisions on which patients should receive an intervention, supporting more efficient intervention planning and driving more personalized medical management.
•Superior economic efficiency and enhanced interventional treatment planning, accurately identifying more patients who need interventional treatment while reducing unnecessary invasive procedures—significantly improving the efficiency of the catheterization lab and therefore hospital economics.
•Proprietary, secure bi-directional data communication with customers that feeds a growing database of approximately 110 million annotated CCTA images that we leverage to improve the
Heartflow Platform’s accuracy, automation and clinical utility and seamlessly deliver new features and workflow efficiencies to our customers.
•Improved workflow through our Heartflow RoadMap Analysis that, as demonstrated in our SMART-
CT study, reduces CCTA interpretation times by approximately 25% and reduces variability between reviewing physicians by approximately 40%, leading to more consistent diagnoses and standardized patient care.

•Better patient and provider experience, by leveraging a single CCTA for all of our products, patients complete their test in approximately 20 minutes with significantly lower radiation exposure compared to nuclear imaging tests such as SPECT and PET that take multiple hours and require radioactive tracers to be injected into the bloodstream. By providing a definitive diagnosis upfront, the
Heartflow Platform eliminates the need for layered testing, streamlining the patient journey and reducing anxiety associated with uncertain or inconclusive results.
We estimate our current market opportunity in the United States for our Heartflow FFRCT Analysis and
Heartflow Plaque Analysis is approximately $5 billion. Based on our analyses using Clarivate’s
ProcedureFinder data repository, we estimate that approximately 9.5 million unique stable chest pain patients receive NITs in the United States annually. In addition, based on our FORECAST randomized trial, we further estimate that 33% of patients have stenosis levels between 40% and 90%, which results in approximately 2.8 million patients eligible for our Heartflow FFRCT Analysis in the stable setting. Based on the Martin paper, where there were approximately 577,000 hospital discharges in the United States in
2020 due to a principal diagnosis of acute chest pain, and the Bhatt paper, where No ST Elevation
(“NSTE”) related acute chest pain accounted for approximately 70% of acute chest pain, we further estimate that the annual incidence of patients who have acute chest pain with NSTE is approximately 0.4 million patients. Of these approximately 0.4 million patients, we estimate based on the Kofoed paper that approximately 70% have obstructive disease and are eligible for our Heartflow FFRCT Analysis, which results in approximately 0.3 million acute chest pain patients eligible for our Heartflow FFRCT Analysis.
Therefore, we believe there is a market opportunity of approximately 3.1 million patients eligible for our
Heartflow FFRCT Analysis, which, at a U.S. average sales price of $1,067, translates to an estimated market opportunity of approximately $3.3 billion in the United States.
In addition, we believe our Heartflow Plaque Analysis is applicable to approximately 60% of those 9.5 million NIT patients annually and the majority of patients experiencing acute chest pain. Based on our
PROMISE trial and the Hoffmann paper, we estimate that approximately 60% of CCTA patients have plaque and are eligible for plaque analysis, which translates to approximately 5.1 million patients eligible for our Heartflow Plaque Analysis in a stable setting. Based on our internal analysis and the findings in the
Wang paper, where less than 5% of patients were expected to be contraindicated for CCTA, we also estimate that all of the approximately 0.4 million patients with acute chest pain with NSTE referred to above will be eligible for our Heartflow Plaque Analysis. Therefore, we believe there is a market opportunity of approximately 5.5 million patients eligible for our Heartflow Plaque Analysis, which, at an estimated U.S. sales price of $300, translates to an estimated market opportunity of approximately an incremental $1.7 billion in the United States.
Beyond the commercialization of Heartflow FFRCT Analysis and Heartflow Plaque Analysis in symptomatic
CAD, we see a significant market opportunity for our technologies in at-risk individuals who show no symptoms, a segment comprised of approximately 200 million people globally, based on data from the
U.S. Census Bureau, CDC, Eurostat, United Kingdom Office of National Statistics, the Yang paper and the MacDonald paper. To unlock this potential, we are continuing to evaluate new product opportunities and appropriate clinical evidence supporting eventual regulatory approval, payor coverage and commercialization.
We believe the Heartflow Platform is the most extensively studied AI-enabled test for CAD. Our belief is grounded in our analysis, including that the Heartflow Platform and its accuracy, clinical utility and economic benefits have been evaluated in over 100 clinical studies and more than 130,000 patients, including our PRECISE and FORECAST trials, each a large randomized controlled trial, with results published in over 600 peer-reviewed clinical publications. Our studies, including the PRECISE, NXT and
PACIFIC trials, have consistently demonstrated that the Heartflow Platform is more accurate than traditional non-invasive tests and highly concordant to invasive testing, reduces unnecessary invasive testing, and enables physicians to optimize treatment and ultimately provide more efficient care.
We have developed a highly scalable, capital efficient commercial model that combines Territory Sales
Managers (“TSMs”) who drive new account adoption with Territory Account Managers (“TAMs”) who focus on increasing utilization by educating referring physicians. Our commercial team does not cover cases or otherwise spend time in an operating room or lab setting, which enables them to focus solely on driving commercial adoption and educational activities.
Our technology is simple and intuitive and does not require the purchase of any capital equipment. Our onboarding process seamlessly integrates the Heartflow Platform into the customer’s daily workflow.
These unique attributes of our business model afford our commercial organization a differentiated level of efficiency and scalability.
Current clinical guidelines strongly support the adoption of the Heartflow Platform. The CCTA + Heartflow
FFRCT Analysis pathway is supported by the American Heart Association (“AHA”) and American College of
Cardiology (“ACC”) guidelines, with CCTA identified as a Class 1, Level A test and Heartflow FFRCT
Analysis identified as a Class 2a, Level B test for the diagnosis of CAD in certain patients with stable or acute chest pain and no known CAD. The AHA and ACC guidelines utilize Classes and Levels to indicate the strength of a recommendation and the quality of supporting evidence, respectively. Class 1 represents the strongest recommendation, followed by Class 2a, which represents a moderate recommendation.
Similarly, Level A signifies the highest quality of evidence, while Level B indicates moderate quality.
We believe current reimbursement policies support the adoption of the Heartflow Platform. Our Heartflow
FFRCT Analysis is reimbursed under a dedicated Category I Current Procedural Terminology (“CPT”)
code, effective as of January 1, 2024, and has established coverage policies representing approximately
99% of covered lives in the United States. A Category I CPT code was recently established for Heartflow
Plaque Analysis. It will go into effect on January 1, 2026, and is covered by all seven Medicare administrative contractor (“MACs”). A Category I CPT code designates a procedure or service that uses device(s) with Food and Drug Administration (“FDA”) clearance or approval (when required), is performed by many physicians across the United States for its intended clinical use, aligns with current medical practice, and has documented efficacy in literature. The Category I CPT status for our Heartflow FFRCT
Analysis and Heartflow Plaque Analysis validates their widespread use and distinguish them from emerging technologies that are assigned Category III CPT codes.
We primarily generate revenue on a “pay-per-click” basis each time a physician chooses to review either our Heartflow FFRCT Analysis, Heartflow Plaque Analysis, or both. Heartflow FFRCT Analysis has served as our commercial foundation, representing 99% of our total revenue as of March 31, 2025. In the second half of 2023, we initiated limited market education efforts for Heartflow Plaque Analysis, our second commercial product. Our Heartflow RoadMap Analysis is generally provided as a workflow efficiency tool to drive customer retention and loyalty and is not a stand-alone product. We expect to launch our next product, Heartflow PCI Planner, in 2026 as an integrated feature to enhance procedural efficiency, not as a stand-alone product.
We have experienced significant revenue growth since we began commercializing the Heartflow Platform in 2015. We recognized revenue of $125.8 million for the year ended December 31, 2024, compared to revenue of $87.2 million for the year ended December 31, 2023, representing 44% year-over-year growth.
We recognized revenue of $37.2 million for the three months ended March 31, 2025, compared to revenue of $26.8 million for the three months ended March 31, 2024, representing 39% growth over the prior year period. The software-based nature of our Heartflow Platform produces an attractive gross margin profile, which continues to expand as we leverage AI to automate an increasing portion of our
“human-in-the loop” quality control process, where learnings are fed back into our algorithms to make them smarter and more efficient. For the twelve months ended December 31, 2024, we generated gross margins of 75%, an increase of 8 percentage points year-over-year from December 31, 2023. Our net losses were $95.7 million and $96.4 million for the years ended December 31, 2023 and 2024, respectively. Our accumulated deficit was $874.5 million and $971.0 million as of December 31, 2023 and
2024, respectively. Our net losses were $20.9 million and $32.3 million for the three months ended March
31, 2024 and 2025, respectively. Our accumulated deficit was $1.0 billion as of March 31, 2025. For the three months ended March 31, 2025, we generated gross margins of 75%, an increase of 3 percentage points over the three months ended March 31, 2024.

Market overview and opportunity
Overview of CAD
Cardiovascular disease is the leading cause of death worldwide, with CAD being the most lethal form.
CAD occurs when plaque—a buildup of cholesterol, fat, calcium and other substances—accumulates on the walls of the coronary arteries, restricting blood flow and increasing the risk of heart attack or stroke.
This condition is responsible for half of all cardiovascular-related deaths globally.
Key risk factors, including high cholesterol, hypertension, smoking, diabetes, obesity, physical inactivity, and genetic predisposition, accelerate plaque formation and destabilization. In the United States alone, the CDC estimates that approximately 805,000 people suffer a heart attack each year. CAD can be effectively treated with well-established therapeutics designed to reduce plaque progression and change its composition, or interventional procedures used to open the arteries and restore blood flow. However, achieving an accurate diagnosis for the condition has historically been the primary roadblock for the effective care and management of CAD.
NITs are the first line approach for detecting CAD in symptomatic patients. Based on our analyses using
Clarivate’s ProcedureFinder data repository, with 9.5 million tests performed for the diagnosis of CAD in the United States in 2023, NITs are by far the most widely used method to diagnose CAD. However, traditional NITs are not able to measure lesion-specific blood flow and are not an efficient or effective way to calculate plaque volume and composition. As a result, they lack the key metrics physicians need to guide treatment decisions and have been clinically shown to be unreliable and inconsistent for diagnosing
CAD.
Limitations of traditional non-invasive tests for CAD
There are two primary types of NITs: (i) stress tests, which infer the presence of CAD based on blood perfusion, and (ii) CCTA, which directly images the patient’s coronary arteries.
Stress-based NITs include SPECT, PET and stress echocardiography. Stress-based NITs rely on surrogate markers of CAD to deduce the disease in the coronary artery without actually assessing the coronary arteries or the disease itself. As a result, approximately 20–50% of patients who undergo stress-
based NITs go home with false negatives, or undetected CAD that should have required an intervention, based on the Nakanishi paper and the Yokota paper. In addition, based on the 2014 Patel paper, up to
55% of patients receive false positives and are sent to the cardiac catheterization lab for an invasive diagnostic angiography when an intervention was never needed exposing patients to unnecessary risks including vascular injury and bleeding complications. This results in significant additional costs to the healthcare system and poor patient experience.
CCTA is a high-resolution 3D imaging method that uses X-rays to produce detailed pictures of the heart's arteries and other structures. The analyses performed by our Heartflow Platform rely on CCTA images from third-party CT manufacturers. Because CCTA images are used across multiple medical practices, by different medical professionals and others, CT scanners have historically and currently output CCTA images in standard file formats rather than proprietary formats. Unlike stress tests that rely on indirect measures to infer heart disease, CCTA provides direct visualization of the patient’s anatomy and can allow for a comprehensive visual assessment of coronary stenosis and plaque burden. CCTA has been clinically demonstrated in the SCOT-HEART trial to have the highest diagnostic performance of all traditional non-invasive imaging tests for CAD. In recognition of its superior diagnostic accuracy, in
October 2021 the AHA and ACC elevated CCTA to a first line Class 1, Level A test in the guidelines for certain patients with stable or acute chest pain and no known CAD, above stress testing which is Class 1,
Level B. While CCTA accurately identifies stenosis in the coronary arteries, it does not calculate the blood flow through the arteries to identify whether the stenosis is clinically significant and does not provide plaque quantification or composition without significant and time-consuming and variable manual calculations.

Our Heartflow Platform, which requires a CCTA image from a CT scanner to perform its analysis, significantly improves the clinical utility of CCTA and addresses the limitations of traditional non-invasive
CAD testing by combining existing CCTA images with our AI algorithms to provide actionable data on blood flow, stenosis, plaque volume and plaque composition. This delivers superior clinical utility relative to other NITs and compelling economic benefits, which are supported by extensive clinical evidence. As a result, we believe the CCTA + Heartflow pathway will become the standard of care for the non-invasive diagnosis of CAD over time.

Traditional NITs vs. Heartflow
Stress Echocardiogram	SPECT and PET	CCTA	Heartflow FFRCT Analysis

Figure 1: A comparison of the visual output of traditional non-invasive tests. Left: Stress echocardiogram.
Center: SPECT and PET. Right: CCTA image. Far Right: Heartflow FFRCT Analysis image which color codes coronary blood flow to identify clinically significant blockages.
Our symptomatic CAD market opportunity
We estimate our current market opportunity in the United States for our Heartflow FFRCT Analysis and
Heartflow Plaque Analysis is approximately $5 billion. Based on our analyses using Clarivate’s
ProcedureFinder data repository, we estimate that there were approximately 9.5 million NITs in the United
States for the diagnosis of CAD in 2023. In addition, based on our FORECAST randomized trial and the
Wang paper, we believe there were approximately 8.6 million patients that were addressable with CCTA after accounting for layered testing and contraindications to CCTA. CCTA testing volumes have grown rapidly, and we believe they will continue to outpace the broader market growth driven by the recently established Class 1, Level A guidelines, superior clinical utility to stress tests and improved reimbursement.
Our Heartflow FFRCT Analysis is reimbursed for use on any CCTA showing 40% to 90% stenosis, which, based on our FORECAST randomized trial, we estimate to be approximately 33% of all CCTAs annually.
We believe that CCTA + Heartflow FFRCT Analysis therefore is applicable to 33% of the NIT market and a majority of patients experiencing acute chest pain, which represents 3.1 million patients and an estimated market opportunity of approximately $3.3 billion in the United States. Our Heartflow Plaque Analysis is
reimbursed for plaque identified on CCTA with 1% to 69% stenosis, which, based on our PROMISE trial and the Hoffmann paper, we estimate to cover approximately 60% of all CCTAs annually and a majority of patients experiencing acute chest pain. We believe that CCTA + Heartflow Plaque Analysis is therefore applicable to 60% of the NIT market, which represents 5.5 million patients and an estimated market opportunity of an incremental approximately $1.7 billion in the United States.

While our current focus is on the United States and the Heartflow Platform has been cleared by the FDA
(K213857), our Heartflow FFRCT Analysis has commercial presence and regulatory approval in the United
Kingdom, European Union, Australia, Canada and Japan. The Heartflow Platform has also been cleared by the equivalent regulatory authorities in Israel, Saudi Arabia, United Arab Emirates, and licensed in
Bahrain. In the future we may expand our international presence beyond these markets and extend our platform to additional indications.
Our technology
Heartflow enhances CCTA, the most advanced non-invasive imaging modality for assessing CAD, with
AI-powered analysis to deliver more accurate and clinically actionable insights for diagnosing and managing CAD. The Heartflow Platform applies deep learning, an advanced form of AI, and computational fluid dynamics to CCTA images to create a personalized 3D model of a patient’s heart based on a single CCTA image. This model provides actionable insights into blood flow, stenosis, plaque volume and plaque composition allowing precise diagnosis, risk stratification, and treatment planning –
without the need for an invasive procedure.
The CCTA + Heartflow pathway addresses the limitations of traditional non-invasive tests that only assess indirect measures for coronary disease and therefore result in higher rates of false negative and false positive CAD diagnoses, as demonstrated by our PRECISE trial. We believe the differentiated accuracy and clinical utility of the CCTA + Heartflow pathway will continue to support our growth and advance the standard for the non-invasive diagnosis and management of CAD.
We designed our AI-powered software platform to be highly scalable, seamlessly integrate into existing physician workflows for diagnosing CAD, and improve as we ingest more data over time. By leveraging AI to process massive volumes of cases and a “human-in-the loop” quality control process, where learnings are fed back into our algorithms to improve their performance and efficiency, we have rapidly scaled our platform to deliver accurate, timely results to benefit physicians and patients alike.
Figure 2: The CCTA + Heartflow pathway
Our product portfolio
To date, we have created three software products (with a fourth product expected to launch in 2026) in a unified platform and user experience that provide the critical data physicians need to effectively manage patients with suspected CAD.

Heartflow RoadMap Analysis: The Heartflow RoadMap Analysis provides

Roadmap Analysis

Read CCTA more efficiently and consistently

a highly intuitive anatomic visualization of the patient’s coronary anatomy based on CCTA images. It rapidly orients the imaging physician to clinically relevant areas of the patient anatomy and provides a preview of what they will review in the native CCTA images to aid the physician in accurately, efficiently and consistently identifying stenosis in the coronary arteries.
Heartflow RoadMap Analysis supports more efficient radiology workflow, improving CCTA read times by 25% and increasing consistency between reviewing physicians by approximately 40%, as demonstrated in our
SMART-CT study. Physicians use Heartflow Roadmap Analysis as a first-
line assessment tool along with CCTA interpretation to determine whether to order our more detailed Heartflow FFRCT Analysis or Heartflow Plaque
Analysis reports. We generally provide Heartflow RoadMap Analysis to accounts as an integrated feature to enhance the efficiency and consistency of their CCTA programs and it is not a stand-alone product.
We believe the efficiency that Heartflow RoadMap Analysis provides our customers has resulted in enhanced customer loyalty and retention.
Heartflow FFRCT Analysis: Our flagship product, Heartflow FFRCT
Analysis, consists of a patient-specific, interactive, 3D anatomical reconstruction of the coronary anatomy that identifies clinically significant
CAD at every point in the major coronary arteries to determine the need for intervention. Our Heartflow FFRCT Analysis has the highest diagnostic accuracy for a non-invasive CAD test and has demonstrated a high level of concordance to invasive FFR, as seen in our PRECISE, NXT and
PACIFIC trials. Current AHA and ACC guidelines designated CCTA as a
Class 1, Level A test for CAD in certain patients with stable or acute chest pain and no known CAD, and Heartflow FFRCT Analysis as a Class 2a,
Level B test to help physicians guide patient treatment decisions. As of
March 31, 2025, Heartflow FFRCT Analysis represented 99% of our total revenue.

Heartflow Plaque Analysis: Heartflow Plaque Analysis transforms coronary plaque assessment from a time-consuming and variable manual process, which is seldom clinically used, into a rapid, automated, and highly precise AI-driven solution. The Heartflow Plaque Analysis automatically provides a comprehensive 3D assessment of a patient’s coronary plaque, including a characterization of plaque types and quantification of plaque volumes at every point in the major coronary arteries. The Heartflow Plaque Analysis has been validated against the reference standard of invasive intravascular ultrasound (“IVUS”) and shown to have a 95% agreement with IVUS in quantifying total coronary plaque volume in our REVEALPLAQUE study. Moreover, our current findings from the DECIDE registry show the Heartflow Plaque Analysis led to medical management change in over half of patients beyond CCTA alone. Because coronary plaque volume is a strong predictor of a patient’s risk of having a heart attack, this data offers incremental predictive power over risk factors and stenosis alone and can aid the physician in optimizing medical management. Our Heartflow Plaque Analysis was cleared by the FDA in October 2022. We began our limited market education efforts in the second half of 2023, and we expect to broaden our market education efforts as payor coverage for Heartflow Plaque Analysis increases. We also anticipate our
Heartflow Plaque Analysis to be included in updated cardiac imaging guidelines by radiology benefit manager EviCore by Evernorth, which provides coverage guidelines to leading commercial health insurers, effective October 1, 2025.
Heartflow PCI Planner: Heartflow PCI Planner, which we expect to launch in 2026, will enable pre-
percutaneous coronary intervention (“PCI”) assessment of coronary anatomy, lesion-specific physiology and plaque localization through an interactive 3D model, combined in a single interface. The tool will provide interventional cardiologists with advanced visualization and clinical insights to help answer critical questions for revascularization strategies, such as which lesions to treat, how to treat them, the complexity of PCI, the need for calcium modification, what ancillary tool to use and how to optimize stent quantity, size and placement. We expect Heartflow PCI Planner to offer procedural efficiency through advanced preparation, improved patient care by ensuring optimal treatment at the right time and increased clinician confidence with detailed pre-procedure knowledge. We plan to provide Heartflow PCI
Planner to accounts as an integrated feature to enhance procedural efficiency, not as a stand-alone product.
Key benefits of our Heartflow Platform
We believe the unique features of our technology allow us to offer superior clinical utility and economic value to our customers and the broader healthcare system. The key benefits offered by our Heartflow
Platform include:
•More accurate non-invasive test for CAD: Our Heartflow products provide a more accurate non-
invasive assessment of blood flow, plaque characterization and plaque volume compared to traditional non-invasive tests. Our clinical trials have demonstrated that Heartflow FFRCT Analysis and
Heartflow Plaque Analysis have a high level of concordance to the invasive reference standards of
FFR and IVUS, respectively, and that Heartflow FFRCT Analysis has superior diagnostic accuracy to
CCTA alone as well as both SPECT and PET.
•More informed assessments and personalized care: Our Heartflow FFRCT Analysis and Heartflow
Plaque Analysis have been clinically demonstrated to improve physician decisions on intervention and treatment planning. Multiple studies and registries have demonstrated that physicians changed their treatment approach after reviewing our AI-powered reports.

•Superior economic efficiency: Our PRECISE prospective randomized controlled trial demonstrated that our Heartflow FFRCT Analysis was 78% more likely to identify patients in need of revascularization and showed a 69% reduction in unnecessary invasive tests as compared to a “usual care” pathway. The net effect of this pathway was 2x the yield of invasive coronary angiography leading to a revascularization procedure. As a result, our internal analysis based on the PRECISE data demonstrated a 20% increase in net revenue for the cardiac catheterization lab, on average.
•Improved workflow: Our Heartflow RoadMap Analysis offers significant workflow benefits, including improving workflow efficiency by reducing CCTA interpretation times by approximately 25%, as demonstrated in our SMART-CT study.
•Enhanced interventional treatment planning: The additional detail on individual patient anatomy and disease state provided by our Heartflow Platform allows for pre-operative selection of appropriate tools. We believe this saves valuable cardiac catheterization lab time and facilitates a more efficient procedure.
•Better patient and provider experience: By leveraging a single CCTA for all of our products, patients complete their test in approximately 20 minutes with significantly lower radiation exposure compared to nuclear imaging tests such as SPECT and PET that take multiple hours and require radioactive tracers to be injected into the bloodstream. By providing a definitive diagnosis upfront, the
Heartflow Platform eliminates the need for layered testing, streamlining the patient journey and reducing anxiety associated with uncertain or inconclusive results.
We believe the benefits of our Heartflow Platform add significant value across all the subspecialties that impact cardiovascular care including referring cardiologists, imaging physicians and interventionalists. We have structured our sales force to efficiently call on these key physician stakeholders, with a primary focus on the imaging physicians who are instrumental in new account adoption and the referring physicians who are critical to driving volume growth at our existing accounts.
Our success factors
We believe the continued growth of our company will primarily be driven by the following success factors:
•Differentiated approach to the non-invasive diagnosis and management of CAD
•Market leader in AI-powered quantitative CAD analysis with strong customer relationships
•Attractive revenue model with significant operating leverage potential
•Large addressable market opportunity with a significant unmet need
•Robust and compelling portfolio of clinical evidence
•Established reimbursement coverage and favorable society support
•Unique and scalable AI, data and R&D capabilities
•Experienced leadership team
Our growth strategies
We believe the following key strategies will play a critical role in our continued growth:
•Expand adoption of our Heartflow Platform by new accounts
•Broaden awareness of the CCTA + Heartflow pathway to drive volume at existing accounts
•Launch and drive adoption of our Heartflow Plaque Analysis product
•Invest in additional clinical evidence to support adoption and expand our indications

•Extend our technology leadership through continued investment in our platform
•Leverage our platform to pursue adjacent and international markets
Recent developments
Preliminary estimated consolidated financial results as of and for the three months ended June
30, 2025
Our consolidated financial results as of and for the three months ended June 30, 2025 are not yet complete and will not be available until after the completion of this offering. Accordingly, we are presenting below certain preliminary estimated and unaudited consolidated data as of and for the three months ended June 30, 2025. Actual results remain subject to the completion of our financial close processes and management’s final reviews of our consolidated financial data. Such estimated and unaudited consolidated data constitute forward-looking statements based solely on information available to us as of the date of this prospectus and may differ from actual results. This data should not be considered a substitute for the consolidated financial information to be filed with the SEC in our Quarterly Report on
Form 10-Q for the quarter ended June 30, 2025, when it is due after the completion of our initial public offering. For additional information, see “Special note regarding forward-looking statements” and “Risk factors.”
The preliminary consolidated financial data included in this registration statement as of and for the three months ended June 30, 2025, has been prepared by, and is the responsibility of, Heartflow, Inc.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary consolidated financial data. Accordingly,
PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.
After our quarter-end financial closing process is completed, we may report consolidated financial results and other data that could differ, although we do not expect the actual results to differ materially from those reflected in the preliminary estimates. While we believe that such information and estimates are based on reasonable assumptions, our actual results may vary. Factors that could cause the preliminary estimated and unaudited consolidated data to differ include, but are not limited to: additional adjustments arising from discovery of new information that affects accounting estimates, management judgment, or impacts valuation methodologies underlying these estimated results.
The following preliminary estimated and unaudited consolidated data as of and for the three months ended June 30, 2025 is presented below:

	Three months ended June 30,
	2025	2025	2024
(in thousands)	(estimated low)	(estimated high)	(actual)
Consolidated statements of operations data:
Revenue ........................................................................................	$		$$31,054
Gross margin ................................................................................	%	%	77%

As of June 30, 2025, our cash and cash equivalents balance is expected to be $     million as compared to
$109.8 million as of March 31, 2025.
Information regarding comparisons to prior quarters is provided below for additional context.
We expect preliminary unaudited revenue for the three months ended June 30, 2025 to be approximately
$     million to $     million, as compared to $31.1 million for the same period in 2024, an increase of     %
to     %, and our gross margin to be between     % and     % for the three months ended June 30, 2025, as

compared to 77% for the same period in 2024. The estimated increase in revenue is primarily attributable
to a     % increase in revenue case volume. We expect the number of revenue cases to be
approximately     in the three months ended June 30, 2025 as compared to 33,039 for the same period in
2024, an increase of     %. The estimated decrease in our gross margin for the three months ended June
30, 2025 was primarily attributable to our investment in the hiring and training of additional personnel in our production team to support our increasing revenue case volume. Although we expect to continue to invest in the hiring and training of additional personnel in our production team, we expect our gross margin will increase over the longer term.
Risk factors summary
Our business is subject to a number of risks and uncertainties, as more fully described in the section titled
“Risk factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. These risks include, among others, the following:
•We have incurred significant net losses since our inception, we expect to incur additional substantial losses in the foreseeable future and we may not be able to achieve or sustain profitability.
•Our revenue is currently generated almost entirely from the sales of only one product, Heartflow
FFRCT Analysis, and we are therefore highly dependent on the success of this product, which makes it difficult to evaluate our current business, predict our future prospects and forecast our financial performance and any growth.
•If healthcare providers are unwilling to change their standard practice regarding the evaluation of
CAD, our business, financial condition, results of operations and prospects will be adversely affected.
•If third-party payors, including government payors, do not cover and provide adequate, or any, reimbursement for the Heartflow Platform, or if existing payment amounts are reduced or coding changes, adoption of the Heartflow Platform by healthcare providers will be negatively impacted, and our business, financial condition, results of operations and prospects will be adversely affected.
•We face risks associated with a concentrated customer base.
•We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may develop products that are more effective, accurate, reliable, cost-
effective or more advanced than ours, which may harm our financial condition. If we are unable to compete successfully or our potential market share is reduced, we may be unable to increase or sustain our revenue or achieve profitability.
•The commercialization of the Heartflow Plaque Analysis product is nascent, and we may not be able to achieve or maintain sufficient market acceptance or the levels of utilization we expect from the
Heartflow Plaque Analysis product or any other future product.
•We face risks associated with our use and development of artificial intelligence models, which may result in operational challenges, legal liability, reputational concerns and competitive risks.
•If we fail to properly manage our future growth, our business could suffer.
•Our business could be disrupted by catastrophic events.
•We depend on our information technology systems, and any failure of these systems could harm our business and adversely affect our business and operating results.
•Our networks and those of our third-party service providers may become the target of bad actors or security breaches that we cannot anticipate or successfully defend, which could have an adverse impact on our business.
•We face extensive, regulatory requirements to bring our products to market, and our failure to receive and maintain regulatory clearances or approvals of our current and future products in the United

States or abroad or to comply with medical device regulatory requirements could adversely affect our business.
•If we are unable to obtain and maintain sufficient intellectual property rights, or the scope of our rights is not sufficiently broad, third parties could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.
•Our credit agreement contains certain restrictions that may limit our ability to operate our business. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.
The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes. The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial, may also materially adversely affect our business, financial condition, results of operations, and prospects.
Corporate information
We were incorporated under the laws of the State of Delaware in 2007. On March 1, 2021, we completed an internal reorganization in which a newly formed parent holding company was put in place. The previous holders of our common stock and preferred securities became holders of common stock and preferred securities of HeartFlow Holding, Inc. The equity incentive plan, outstanding equity awards, outstanding warrants and certain other equity-related agreements of HeartFlow, Inc. were assumed by
HeartFlow Holding, Inc. Our operations and business activities remained at HeartFlow, Inc., and the wholly-owned non-U.S. subsidiaries of HeartFlow, Inc. remained in place. On July 17, 2025, we consolidated HeartFlow Holding, Inc. into HeartFlow, Inc. and the previous holders of HeartFlow Holding,
Inc. common stock and preferred securities became holders of our common stock and preferred securities, and the equity incentive plan, outstanding equity awards, outstanding warrants and certain other equity-related agreements of HeartFlow Holding, Inc. were assumed by us. In connection with this consolidation, we changed our name to Heartflow, Inc., whose name appears on the cover of this prospectus. Our principal executive offices are located at 331 E. Evelyn Avenue, Mountain View,
California 94041, and our telephone number is (650) 241-1221. Our corporate website address is
www.heartflow.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part.
We have included our website in this prospectus solely as an inactive textual reference.
Implications of being an emerging growth company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of
2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the
Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

As an emerging growth company, we have elected to take advantage of certain reduced disclosure obligations in the registration statement that this prospectus is a part of, and may elect to take advantage of other reduced reporting requirements in future filings. In particular:
•we will present in this prospectus only two years of audited financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;
•we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•we will avail ourselves of relief from compliance with the requirements of the Public Company
Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•we will provide less extensive disclosure about our executive compensation arrangements; and
•we will not be required to hold stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early. As a result of these elections, the information that we provide in this prospectus, including our financial statements, may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.
Basis of presentation
Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
The consolidated financial statements include the accounts of HeartFlow Holding, Inc. and its subsidiaries. On July 17, 2025, we consolidated HeartFlow Holding, Inc. into HeartFlow, Inc., and the previous holders of HeartFlow Holding, Inc. common stock and preferred securities became holders of our common stock and preferred securities and the equity incentive plan, outstanding equity awards, the outstanding warrants and other equity agreements of HeartFlow Holding, Inc. have been assumed by us.
The consolidation did not have a material effect on our consolidated financial statements included elsewhere in this prospectus. The consolidated financial statements of HeartFlow Holding, Inc. are that of
Heartflow, Inc., the registrant whose name appears on the cover of this prospectus.

The offering

Common stock offered by us .......	shares.

Option to purchase additional shares .................................................
We have granted the underwriters an option for a period of 30
days to purchase up to                  additional shares of common
stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Common stock to be outstanding after this offering .............................	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds ...............................
We estimate that the net proceeds from this offering will be
approximately $          million (or approximately $          million if
the underwriters exercise in full their option to purchase up
to                     additional shares of common stock), based on the
assumed initial public offering price of $          per share, which is
the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses
payable by us.
In connection with the completion of this offering, we are obligated to use certain of the net proceeds from this offering to repay $50.0 million (or $55.0 million if the underwriters exercise any portion of their option to purchase additional shares of common stock) of the indebtedness outstanding under the amended credit agreement
and guaranty (as amended, the “2024 Credit Agreement”) with
Hayfin Services, LLP (“Hayfin”) and to pay approximately
$             million of fees in connection therewith. In connection with the issuance of the 2025 Convertible Notes (as defined below) in
January 2025, we entered into Amendment No. 1 to the 2024
Credit Agreement, pursuant to which entities affiliated with Hayfin converted $23.0 million of outstanding indebtedness under the
2024 Credit Agreement in connection with the 2024 Term Loan
Conversion (as defined in the section titled “Certain relationships and related-party transactions”) and became holders of 5% or more of our capital stock as of March 31, 2025.
We expect to use the remainder of the net proceeds from this offering, together with our existing cash and cash equivalents, to fund our sales and marketing efforts, fund research and product development activities and for other general corporate purposes, including working capital, operating expenses, and capital
expenditures.

We may also use a portion of the net proceeds from this offering to acquire complementary businesses, products, services, or
technologies. We periodically evaluate strategic opportunities;
however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.
We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of proceeds”
for additional information.

Risk factors .......................................
You should read the section titled “Risk factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq trading symbol	“HTFL”

Lock-up agreements .......................
In connection with this offering, we, our directors, our executive officers, and the holders of substantially all of our common stock, stock options, and other securities convertible into or exercisable or exchangeable for our common stock, have agreed that, without the prior written consent of J.P. Morgan Securities LLC, Morgan
Stanley & Co. LLC and Piper Sandler & Co. on behalf of the
underwriters, subject to certain exceptions more fully described under the section titled “Underwriting”, we and they will not, among other things, sell or otherwise transfer or dispose of any of our securities during the period from the date of this prospectus continuing through the date 180 days after the date of this
prospectus. See the section titled “Underwriting” for additional information.

The number of shares of our common stock to be outstanding after this offering is based on shares of our common stock outstanding as of March 31, 2025 and excludes:
•25,066,625 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2025 under our HeartFlow Holding, Inc. Amended and Restated 2009 Equity Incentive
Plan (the “2009 Equity Incentive Plan”), with a weighted-average exercise price of $1.71 per share;
•621,827 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2025 under our 2009 Equity Incentive Plan, with a weighted-average exercise price of $4.67 per share;
•4,811,190 shares of our common stock issuable upon the exercise of warrants outstanding as of
March 31, 2025 held by Hayfin, with an exercise price of $0.01 per share;
•939,911 shares of our common stock reserved for future issuance under our 2009 Equity Incentive
Plan;
•             shares of our common stock to be reserved for future issuance under our 2025 Performance
Incentive Plan (the “2025 Plan”), which will become effective upon the commencement of trading of our common stock on the Nasdaq Global Select Market, from which we will grant restricted stock
units (“RSUs”) covering approximately                shares of common stock concurrently with this
offering (based on the assumed initial public offering price of $          per share, which is the midpoint
of the price range set forth on the cover page of this prospectus), as well as any future increases in the number of shares of common stock reserved for issuance under the 2025 Plan; and
•             shares of our common stock reserved for future issuance under our 2025 Employee Stock
Purchase Plan (the “ESPP”), which will become effective upon the commencement of trading of our common stock on the Nasdaq Global Select Market, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•the adoption, filing, and effectiveness of our amended and restated certificate of incorporation, to be in effect upon the completion of this offering, and the adoption of our amended and restated bylaws, to be in effect upon the effectiveness of the amended and restated certificate of incorporation;
•the automatic conversion of 122,231,454 outstanding shares of our Series A, Series B-1, Series B-2,
Series C, Series D, Series E, Series F and Series F-1 redeemable convertible preferred stock
(collectively, our “redeemable convertible preferred stock”) as of March 31, 2025 into an aggregate of 149,581,128 shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering (the “Preferred Stock Conversion”);
•the automatic conversion of $98.3 million of convertible promissory notes with original maturity dates
of 48 months from the dates of issuance into an aggregate of                  shares of our common stock,
which amount includes the $23.0 million aggregate principal amount of notes issued in the 2024 Term
Loan Conversion (collectively, the “2025 Convertible Notes”), assuming the assumed initial public
offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, issued by us in January and March 2025, which will be automatically
converted upon the completion of this offering into an aggregate of                shares of our common
stock without interest (the “Convertible Notes Conversion”);
•a           -for-           reverse stock split of our common stock, which we effected on           , 2025 and a
corresponding adjustment to the Preferred Stock Conversion and adjustment to our outstanding warrants;
•no exercise, settlement or termination of the outstanding options or warrants described above; and
•no exercise by the underwriters of their option to purchase up to                   additional shares of our
common stock in this offering.

Summary consolidated financial data
The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The following summary consolidated statements of operations data for the years ended
December 31, 2023 and 2024 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following summary interim consolidated statements of operations data for the three months ended March 31, 2024 and 2025, and the summary interim consolidated balance sheet data as of March 31, 2025, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements and unaudited interim consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles
(“GAAP”). Our unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and results for the three months ended
March 31, 2025 are not necessarily indicative of results to be expected for the year ended December 31,
2025. You should read the following summary consolidated financial data together with our audited consolidated financial statements and unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2023	2024	2024	2025
Consolidated statements of operations data:
Revenue .........................................................	$87,174	$125,808	$26,843	$37,205
Cost of revenue .............................................	29,123	31,359	7,420	9,264
Gross profit ....................................................	58,051	94,449	19,423	27,941
Operating expenses: ....................................
Research and development ...................	35,854	43,517	9,443	13,924
Selling, general and administrative .......	95,111	112,154	26,038	31,519
Total operating expenses ..................	130,965	155,671	35,481	45,443
Loss from operations ...................................	(72,914)	(61,222)	(16,058)	(17,502)
Interest expense, net ...............................	(19,237)	(18,702)	(4,731)	(4,550)
Other expense, net ..................................	(2,957)	(16,449)	(215)	(10,293)
Loss before provision from income taxes .	(95,108)	(96,373)	(21,004)	(32,345)
(Provision for) benefit from income taxes ...........................................................	(547)	(53)	72	—
Net loss ...........................................................	$(95,655)	$(96,426)	$(20,932)	$(32,345)
Cumulative dividends on Series C redeemable convertible preferred stock ...........................................................	(1,239)	—	—	—
Deemed dividend upon down round of redeemable convertible preferred stock ...........................................................	(26,794)	—	—	—
Net loss attributable to common stockholders ...................................................	$(123,688)	$(96,426)	$(20,932)	$(32,345)
Net loss per share attributable to common stockholders, basic and diluted(1) ..........................................................	$(8.67)	$(6.16)	$(1.45)	$(1.80)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(1) ..........................................................	14,265,293	15,661,682	14,435,241	18,001,364
Pro forma net loss per share attributable to common stockholders, basic and diluted(2) ..........................................................		$		$
Pro forma weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2) ........................................

(1)See Notes 2 and 16 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.
(2)Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2024 and for the three months ended March 31, 2025 is calculated by giving effect to (i) removal of the effect of interest expense related to the 2024 Term Loan Conversion of $23.0 million and the $50.0 million partial repayment of the indebtedness outstanding, (ii) the
Preferred Stock Conversion, as if the shares resulting from the Preferred Stock Conversion were outstanding as of January 1, 2024, (iii)
the Convertible Notes Conversion at the assumed initial public offering price of $             per share, which is the midpoint of the
estimated price range set forth on the cover page of this prospectus, as if the shares resulting from the Convertible Notes Conversion were outstanding as of January 1, 2024, (iv) the removal of other expense, net related to the change in fair value of the derivative
liability, and (v) stock-based compensation expense related to the grant of           RSUs concurrent with this offering at the assumed
initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, as if the RSUs had been granted on January 1, 2024. The total stock-based compensation expense related to the
concurrent RSU award is estimated to be $    million. The RSUs will be settled in shares of common stock and vest over four years in annual equal increments, subject to continued service, on the anniversary of the grant date. The following table summarizes our unaudited pro forma net loss per share for the year ended December 31, 2024 and the three months ended March 31, 2025:

(in thousands, except share and per share amounts)	Year ended December 31, 2024	Three months ended March 31, 2025
Numerator:
Net loss attributable to common stockholders, basic and diluted ..................	$(96,426)	$(32,345)
Pro forma adjustment to remove interest expense related to debt conversion and repayment ...................................................................................
Pro forma adjustment to remove other expense, net related to the change in fair value of derivative liability ..........................................................................
Pro forma adjustment to add stock-based compensation expense related to the RSUs ............................................................................................................
Pro forma net loss attributable to common stockholders ................................	$	$
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted ..................................	15,661,682	18,001,364
Pro forma adjustment to reflect the Preferred Stock Conversion ..................
Pro forma adjustment to reflect the Convertible Notes Conversion ..............
Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted ................
Pro forma net loss per share attributable to common stockholders, basic and diluted ..............................................................................................................	$	$

	As of March 31, 2025
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
Consolidated balance sheet data:
Cash and cash equivalents .......................................................	$109,786	$	$
Working capital(4) ........................................................................	101,231
Total assets ..................................................................................	184,441
2024 Term Loan ..........................................................................	113,831
2025 Convertible Notes .............................................................	65,824
Derivative liability ........................................................................	40,945
Redeemable convertible preferred stock ................................	768,566
Accumulated deficit ....................................................................	(1,003,304)
Total stockholders’ equity (deficit) ............................................	(888,995)

(1)The pro forma column above reflects (a) the Preferred Stock Conversion, which will occur immediately prior to the completion of this offering, as if it had occurred on March 31, 2025, (b) the Convertible Notes Conversion at the assumed initial public offering price of
$             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and the resultant reclassification of our derivative liability to additional paid-in capital, a component of stockholders’ equity (deficit), which will occur upon the completion of this offering, as if each had occurred as of March 31, 2025, and (c) the adoption, filing, and effectiveness of our amended and restated certificate of incorporation, to be in effect upon or following the completion of this offering.
(2)The pro forma as adjusted column gives effect to (a) the pro forma adjustments set forth in (1) above, (b) the issuance and sale
of            shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the
midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (c) the assumed repayment of $50.0 million of the indebtedness
outstanding under the 2024 Credit Agreement and payment of approximately $            million of fees in connection therewith.
(3)The pro forma as adjusted information above is illustrative only and will depend on the actual initial public offering price and other terms
of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share
of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total stockholders’ equity (deficit), and total
capitalization by approximately $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total stockholders’ equity
(deficit), and total capitalization by approximately $           million, assuming the assumed initial public offering price of $             per
share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)Working capital is defined as current assets less current liabilities. See our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and prospects. Please also see the sections titled “Special note regarding forward-looking statements” and “Market and industry data.”
Risks related to our business and industry
We have incurred significant net losses since our inception, we expect to incur additional substantial losses in the foreseeable future and we may not be able to achieve or sustain profitability.
We have incurred significant net losses since our inception in 2007, and we expect to incur additional substantial losses in the foreseeable future. For the fiscal years ended December 31, 2023 and 2024, and the three months ended March 31, 2025, we incurred net losses of $95.7 million, $96.4 million and $32.3 million, respectively. As of December 31, 2023 and 2024, we had an accumulated deficit of $874.5 million and $971.0 million, respectively. As of March 31, 2025, we had an accumulated deficit of $1.0 billion.
Since inception, we have spent significant amounts of cash to develop the Heartflow Platform, to fund research and development, including our preclinical research and development activities and clinical trials related to our products, to scale our commercial operations and to recruit and retain key talent.
The net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We expect to continue to incur significant research and development, sales and marketing, regulatory and other expenses as we expand our marketing efforts to increase adoption of our products, expand existing relationships with our customers, obtain regulatory clearances or approvals for our planned or future products, conduct clinical trials to extend applicability of our platform into new indications or to develop new products or add new features to our existing products. The investments in our business may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. In addition to the anticipated costs of growing our business, we expect our general and administrative expenses to increase following this offering due to the additional costs of being a public company. If our revenue growth does not increase to more than offset the anticipated increases in our operating expenses, we may not be able to achieve or sustain profitability and our business, financial condition, results of operations and prospects will be harmed.
In addition, our revenue may decline or our revenue growth, if any, may be constrained. Our ability to increase sales is uncertain, and we may never be able to achieve or sustain profitability for many reasons, including that: our Heartflow FFRCT Analysis may not achieve widespread adoption among healthcare providers and we may be unable to increase revenue generated from sales of our Heartflow
FFRCT Analysis; our Heartflow Plaque Analysis may not achieve widespread adoption among healthcare providers and we may be unable to generate sufficient revenue from sales of our Heartflow Plaque
Analysis; payors, such as insurance companies and government insurance programs, may decide not to reimburse for our products, may set the amount of such reimbursement too low or reduce the amount of such reimbursement; healthcare industry trends, including growth in CCTA usage, may move in directions that do not allow for adoption of our products or that do not provide adequate incentives for the adoption of our products; competitors may develop or acquire a product that successfully competes with ours;

manufacturers of CT scanners may partner with our competitors or develop or acquire a competing product and integrate one or more products that successfully competes with ours; we may not be able to obtain regulatory approval for future versions of our products (including improved versions of our AI algorithms), new indications for use of our products or other future products; and there may be changes in existing or anticipated clinical guidelines, including the current ACC and AHA Class 1, Level A guidelines for CCTA and Class 2a, Level B guidelines for Heartflow FFRCT Analysis for certain patients with stable or acute chest pain and no known CAD, or the timing of adoption of positive clinical guidelines that support the use of the Heartflow FFRCT Analysis.
Because of these and the other risks and uncertainties described in this prospectus, we are unable to predict the extent to which we will be able to increase sales, if at all, or the timing for when or the extent to which we will become profitable, if ever. We will need to generate significant additional revenue to achieve and sustain profitability, and even if we do achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would depress the value of our company and our stock price and could impair our ability to raise capital, fund our research and development efforts, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.
Our revenue is currently generated almost entirely from the sales of only one product, Heartflow
FFRCT Analysis, and we are therefore highly dependent on the success of this product, which makes it difficult to evaluate our current business, predict our future prospects and forecast our financial performance and any growth.
As of March 31, 2025, our Heartflow FFRCT Analysis represented 99% of our total revenue. In the second half of 2023, we began limited market education efforts of our second product, Heartflow Plaque Analysis.
Over the next several years, we expect to continue to devote a substantial amount of resources to increase sales of our Heartflow FFRCT Analysis and also expand our commercialization efforts and drive increased adoption of our Heartflow Plaque Analysis. However, we may not succeed in increasing sales of our Heartflow FFRCT Analysis or in increasing adoption of our Heartflow Plaque Analysis. We expect to continue to derive almost all of our revenue from sales of Heartflow FFRCT Analysis for the foreseeable future, so we are highly dependent on its success.
In addition, because we plan to devote substantial resources to increase sales of Heartflow FFRCT
Analysis and rely on it as our main source of revenue, any factors that negatively impact these efforts, our
Heartflow Plaque Analysis commercialization efforts or our ability to diversify our products would have a material adverse effect on our business, financial condition, results of operations and prospects.
Therefore, it is difficult to predict our future prospects and forecast our financial performance and any growth, and any such forecasts are inherently limited and subject to a number of uncertainties. If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business, financial condition, results of operations and prospects could suffer.
If healthcare providers are unwilling to change their standard practice regarding the evaluation of
CAD, our business, financial condition, results of operations and prospects will be adversely affected.
Our success depends on physicians, hospitals and other healthcare providers adopting and using the
Heartflow Platform to aid in the evaluation of CAD. While we have had some recent success in achieving broader adoption of the Heartflow Platform, we have in the past faced, and may in the future face, challenges in achieving higher rates of adoption. Many healthcare providers have extensive experience with existing non-invasive tests for CAD and have established relationships with the companies that provide these tests or in some instances own or manage the equipment for these tests in their offices.
Existing tests are performed in a high enough volume that healthcare providers generate sufficient revenue from their use and are well versed in their use, reimbursement and outcomes. The outcomes and workflow efficiencies that we believe our Heartflow Platform provides may not be valued by healthcare providers as highly as we expect or at all. In addition, healthcare providers have been, and may continue to be, slower to adopt or recommend our products because we have a more limited commercial track record and healthcare providers may feel they can generate more revenue from existing tests. Healthcare providers also may not find our clinical data compelling and may not recommend or use our products until they receive additional recommendations from other healthcare providers that our products have a clinical benefit, or at all.
In addition, the Heartflow Platform relies on healthcare providers following the ACC and AHA guidelines by referring certain patients with stable or acute chest pain and no known CAD to undergo a CCTA, with the CCTA images to be analyzed by our Heartflow FFRCT Analysis. Although the ACC and AHA guidelines support CCTA plus our Heartflow FFRCT Analysis as the preferred pathway for diagnosing and managing
CAD in certain patients with stable or acute chest pain and no known CAD, these guidelines may not be widely adopted by healthcare providers. Moreover, healthcare providers may choose not to adopt the
Heartflow Platform if they are not able to obtain an adequate CCTA. Further, if future studies and trials or other events, including reimbursement rates of CCTA, adversely impact the rate of use of CCTAs in practice, then healthcare providers may be less willing to adopt a technology that uses CCTAs.
Also, the Heartflow Platform may be more difficult than we expect to integrate into standard practice because a provider may be resistant to introduce our embedded information technology and workflow infrastructure. Due to different laws, policies and preferences of healthcare providers regarding patient privacy both in the United States and abroad, they may be averse to sending data externally (outside of their facility) or abroad. Furthermore, if healthcare providers using the Heartflow Platform experience what they perceive to be false negative result or imprecise readings, including due to user error, they may determine not to continue using our platform going forward.
We expect that addressing these and similar issues will require a significant amount of our time and resources, and if we are unsuccessful, we would be unable to achieve broader adoption of the Heartflow
Platform by healthcare providers. If our products do not gain broader acceptance by healthcare providers, our business, financial condition, results of operations and prospects will be adversely affected.
If third-party payors, including government payors, do not cover and provide adequate reimbursement for the Heartflow Platform, or if existing payment amounts are reduced or coding policies change, adoption of the Heartflow Platform by healthcare providers may be negatively impacted, and our business, financial condition, results of operations and prospects will be adversely affected.
Our ability to grow sales and revenue from our Heartflow FFRCT Analysis and to successfully commercialize our Heartflow Plaque Analysis depend, in large part, on whether third-party payors, including private health insurers, managed care plans and government healthcare programs, such as
Medicare and Medicaid, cover and adequately reimburse for the use of the Heartflow Platform and the underlying CCTA. Patients generally rely on payors to reimburse all or a significant part of the costs associated with their treatment. As a result, appropriate coding, coverage determinations, and reimbursement levels are critical to the commercial success of the Heartflow Platform. Reimbursement is obtained from a variety of sources, including government sponsored and private health insurance plans, and varies by country and by region within some countries. These payors determine whether to provide coverage and payment for specific products and procedures.
In addition, payors continually review new technologies and can, without notice, change coverage parameters, deny coverage, bundle services, or reduce payment amounts. As a result, the coverage determination process is often time consuming and costly, with no assurance that coverage and adequate reimbursement will be obtained or maintained if obtained. If payors change their reimbursement policies, or if the current Category I CPT codes related to our Heartflow FFRCT Analysis or future Category I CPT codes related to our Heartflow Plaque Analysis are not favorably categorized or priced, reimbursement for the Heartflow Platform could be reduced to an amount that would make adoption of our Heartflow
Platform challenging.

Moreover, physicians, hospitals and other healthcare providers may decline to adopt or reduce usage of the Heartflow Platform due to the economic impact a negative change in reimbursement may have on their business and, as a result, we may experience a significant loss of revenue, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
Reimbursement for our Heartflow Platform, which includes the separately billable services, Heartflow
FFRCT Analysis and Heartflow Plaque Analysis, is subject to periodic changes to reimbursement levels by government payors and private health insurers. For example, the Centers for Medicare and Medicaid
Services (“CMS”) adopts changes to reimbursement policies during the annual Medicare rulemaking process, which includes updates to Medicare payment levels to hospitals under the Medicare Hospital
Outpatient Prospective Payment System (“OPPS”) rule, and updates to Medicare payment rates to physician offices, independent diagnostic testing facilities, and freestanding imaging centers under the
Medicare Physician Fee Schedule (“MPFS”) rule. In addition to risks associated with government reimbursement, our Heartflow FFRCT Analysis and Heartflow Plaque Analysis technologies face reimbursement uncertainty from commercial payors, such as UnitedHealthcare, Aetna, Cigna, Anthem, and regional Blue Cross Blue Shield plans. Such commercial payors routinely reassess their medical policies, coverage criteria and payment policies and rates, and may choose to deny coverage or payment, impose restrictive utilization management protocols (such as prior authorization), or reduce or bundle payment amounts based on internal cost-effectiveness assessments or evolving clinical guidelines. Even if Medicare maintains favorable reimbursement, commercial payors may independently determine whether Heartflow FFRCT Analysis or Heartflow Plaque Analysis meets their plans’ medical necessity standards, which may vary among commercial payors.
As part of their participation in the Medicare program and in support of the annual rulemaking process, hospitals submit Medicare cost reports and report their charges for specific services provided in the hospital setting. These cost and charge data reported from hospitals can impact reimbursement rates because CMS uses that data to determine future Medicare reimbursement levels on an annual basis.  In the aggregate, when costs associated with a specific service reported by the hospitals decrease, there is a risk that CMS will reduce the reimbursement rate proportionately.  These lower reported costs can be a result of coding errors or erroneous denials of claims, the inclusion of lower-cost services within the APC, reductions in costs for services within the APC, or other similar issues. For example, in July 2025, CMS issued the proposed 2026 OPPS rule, which, if finalized as proposed, could result in a reduction of up to
15% in the Medicare reimbursement rate for the clinical APC that includes our Heartflow FFRCT Analysis, along with other hospital services. CMS publishes final OPPS and MPFS rules in the fourth quarter each year. We cannot be sure at this time whether the proposed hospital reimbursement rate for Heartflow
FFRCT Analysis for 2026 will be finalized, modified, or if CMS will increase the rate back to 2025 levels.
There is a risk that similar or other coding or claims issues may occur and lead CMS to lower the reimbursement rate for the Heartflow Platform for 2027 or in future years. In addition, we may not become aware of any such issues early enough to prevent any adverse impacts to the reimbursement for our products, and our ability to remedy any such issues may be limited by applicable laws, regulations or policies.
Given the evolving nature of the healthcare industry and ongoing healthcare cost reforms, we are and will continue to be subject to effects of changes in the level of reimbursement for our products. We cannot be sure that third-party payors will maintain the current level of coverage and payment to our customers for use of our existing products. A reduction in coverage or payment or change in policy by the Medicare program could cause some commercial third-party payors to implement similar reductions in their coverage or payment amounts for the Heartflow Platform. Unfavorable coverage or payment determinations at the national or local level could adversely affect our business, financial condition, results of operations and prospects.
We face risks associated with a concentrated customer base.
Our Heartflow Platform had an installed base of more than 1,100 accounts in the United States as of
December 31, 2024. We define an “account” as any individual facility that orders a Heartflow FFRCT

Analysis, Heartflow Plaque Analysis, or both. We define an account as “new” if a unique facility begins generating revenue cases for our FFRCT Analysis, Plaque Analysis, or both. Accounts may have more than one reading physician or CT machine. Conversely, a “customer” can be either an individual account or a health or hospital system with multiple accounts. While a single customer may include multiple accounts, no single customer accounted for 10% or more of our revenue during the years ended
December 31, 2023 and 2024 or for the three months ended March 31, 2024 and 2025. However, the decision-making function for some of these accounts is concentrated in a relatively small number of customers, such that the loss of one customer could result in a disproportionate loss across our accounts.
For example, for the year ended December 31, 2024, our top two largest customers, both large health systems with multiple accounts, collectively represented approximately 8% of our revenue.
We cannot guarantee that that we will continue to generate revenue from these customers, whether due to increase in competition, new technologies, our customers’ ability to terminate their contracts with us or reduce order volumes, or other factors outside of our control. If we do not increase the number of our customers and drive increased use of the Heartflow Platform as the preferred non-invasive testing method for assessing CAD, we will continue to face risks associated with a more concentrated customer base.
Revenue from these customers may fluctuate from time to time due to demand for the Heartflow Platform, the timing of which may be affected by seasonality or other factors outside of our control such as CT scanner capacity, contrast availability and staffing availability. These customers could also potentially pressure us to reduce the prices we charge for the Heartflow Platform, which could have a material adverse effect on our margins and business. For example, during the year ended December 31, 2024, our average sales price was impacted by customer pricing contracts that included utilization and volume rebates and by changes in the mix of customer accounts, which trend we expect to continue in the near term, and it is possible that similar trends in customer pricing contracts may continue to have a negative impact on our average sales price in the future. In addition, if any of our largest customers terminates its relationship with us or otherwise reduces its FFRCT Analysis volumes for any reason, we may be unable to replace them with a customer who refers a similar number of patients for the Heartflow Platform, and such termination or reduction in volume could have a material adverse effect on our business, financial condition, results of operations and prospects.
We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may develop products that are more effective, accurate, reliable, cost-effective or more advanced than ours, which may harm our financial condition. If we are unable to compete successfully or our potential market share is reduced, we may be unable to increase or sustain our revenue or achieve profitability.
The medical technology industry is highly competitive, subject to rapid change and significantly affected by the introduction of new products and technologies and other activities of industry participants. Because of the size of the market opportunity for the treatment of CAD, we believe current and potential future competitors will dedicate significant resources to aggressively promote their products or develop new products or treatments. Our principal competition comes from companies that provide traditional non-
invasive tests that aid physicians in the evaluation of CAD, such as SPECT, stress echocardiography and
PET. Established, traditional non-invasive tests for CAD have been used for many years and are therefore difficult to change or supplement. Many of the companies that sell these traditional non-invasive tests or the equipment they require have established relationships with healthcare providers. One of the major hurdles to adoption of our products is overcoming established testing patterns, which requires education of physicians and supportive clinical data.
The companies that sell the traditional non-invasive tests for CAD include companies that offer: (i) cardiac specific tests to primary care and cardiology offices, such as manufacturers of capital equipment for stress echocardiography and SPECT, including GE Healthcare, Siemens Healthineers AG and Koninklijke
Philips N.V.; and (ii) products used for the invasive FFR testing market.

With the greater resources of some of these competitors and their more diversified product offerings, it is possible that they or other entrants into the market may develop competing products or technologies that could be more effective, accurate, reliable, cost-effective, more advanced or otherwise improved relative to the Heartflow Platform, which could render our products obsolete or less competitive. In addition, one or more competitors could develop and market an on-premise solution, which may be more appealing than our cloud-based offering. Moreover, new treatments, such as GLP-1s, may indirectly reduce stenosis or plaque build-up, which could reduce the market opportunity for non-invasive CAD tests and, as a result, our Heartflow Platform. In addition, we currently target our Heartflow Platform for use only on symptomatic patients and expanding the Heartflow Platform for asymptomatic patients may take years, with potential delays due to the high-risk nature of the effort. Our competitors who offer traditional non-
invasive tests offer those tests to both symptomatic and asymptomatic patients, and this increased market penetration could create additional price pressure for our products.
In addition, the field of cardiovascular genomics is subject to rapidly changing technology, and others may invent and commercialize technology platforms such as next generation sequencing approaches that could compete with our products or could make our products or any product we may sell in the future obsolete. We also face competition and price pressure from companies that have developed or are developing AI-based platforms that leverage CCTA to diagnose CAD, including earlier-stage companies such as Cleerly, Inc., Elucid Bioimaging Inc. and Keya Medical Technology Co., Ltd. We may also face competition from companies developing AI-based platforms, even if they are not currently in the CAD market and recent and future advances in AI may allow other companies to quickly create competing products, and they may be able to create such products less expensively and benefit from FDA and reimbursement approvals we and others have obtained. For us to remain competitive, we must continuously work on our products’ design and features, improve our algorithms, and invest in and develop new technologies, including in the rapidly evolving area of AI. If we are unable to introduce products, features and improvements aimed at increasing the value proposition of the Heartflow Platform for our customers, or if the products, features and improvements we introduce are viewed less favorably than our competitors’ products, we may be unable to compete successfully. If we are unable to compete successfully against our current or future competitors, we may be unable to increase market acceptance for our products, which could prevent us from increasing or sustaining our revenue or achieving profitability and could cause the market price of our common stock to decline.
In addition, the Heartflow Platform relies on a CCTA first being performed, as the Heartflow Platform requires a CT image from a CT scanner to perform its analysis. A number of companies manufacture CT scanners, including, among others, GE Healthcare, Hitachi, Ltd., Koninklijke Philips N.V., Samsung
Electronics Co., Ltd., Siemens Healthineers AG and Canon Medical Systems Corporation. These
companies are more diversified than we are and have substantial financial, manufacturing, sales and marketing distribution and other resources. Any of these companies or others could determine to develop, partner with or acquire and offer a product that competes with ours or manufacture CT scanners that are no longer compatible with our Heartflow Platform. Further, these larger companies have market penetration in the CT scanner market and understand the market for CAD and, if they are able to develop, partner with or acquire a competing product, they may offer it as a bundle with the purchase of a CT scanner, which could prevent us from increasing or sustaining our revenue or achieving profitability. In the past, three of these companies, Siemens Healthineers AG, Koninklijke Philips N.V. and Canon Medical
Systems Corporation, considered development of a local workstation-based technology prototype aimed at deriving CT-based blood flow data without an invasive procedure. If these companies decide to further pursue this technology and obtain regulatory approval or clinical validation, it may become competitive with our products. In addition, we are reliant on these third-party CCTAs and CT scanners continuing to support standard output file formats that our Heartflow Platform supports. If a CT manufacturer were to change to a proprietary format or develop a novel method of performing CT scans, we would need to further develop our existing technology to accommodate the images its scanners output, which could materially affect the ability of physicians to use the Heartflow Platform, increase our R&D expenses, and could adversely affect our business, financial condition, results of operations and prospects.

The size and expected growth of our addressable market may be smaller than we estimate.
Our estimate of the addressable market for our current products and any future products is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. As a result, our estimates of the addressable market for our current or future products may prove to be incorrect. Moreover, our ability to serve a significant portion of this estimated market is subject to many factors, including our success in promoting the use of CCTA as a non-invasive diagnostic test that can be combined with the Heartflow
Platform, which is subject to many risks and uncertainties, and relies on the availability and proximity of healthcare facilities with active CCTA programs to the patients in our estimated market. Accordingly, if we are unable to increase the use of CCTA at the rates we estimate, if the actual number of patients who would benefit from our products is less than we estimate, or if the price at which we can sell future products or the reimbursement rate received by healthcare providers is less than we estimate, the size and expected growth of our addressable market would be smaller than our estimates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be successful in updating or otherwise enhancing the Heartflow Platform.
A part of our strategy is bringing new enhancements to our customers through updates to the Heartflow
Platform, which may include offering new products, additional features, applications and improvements to our technology. We expect to make significant investments to advance these efforts, and enhancing the
Heartflow Platform is a complex and time-consuming endeavor. New products, additional features, applications and improvements to our technology that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy, utility or user friendliness.
Product development and improvement is expensive, may take months or years to complete and can have uncertain outcomes. Failure can occur at any stage of the development or improvement process and may occur only after substantial work has been completed, or after completion.
Even if, after development, an updated product appears successful, we may, depending on the nature of the update, need to obtain regulatory clearances, authorizations or approvals before we can market the updated product. Such regulatory clearances, authorizations or approvals are likely to require significant time and expenditures and the applicable regulatory authority may not clear, authorize or approve any product, update or new product we develop. Obtaining such clearances, authorizations or approvals may require data from clinical trials, which can be costly and time-consuming to obtain. In certain jurisdictions or in certain cases, clinical data may also be required in order to obtain reimbursement coverage, and this clinical data may be in addition to data required to obtain regulatory clearances, authorizations or approvals. Some clinical studies may fail to meet their endpoints, introducing risk or delay in the ability to commercialize a new feature or product. In light of these requirements, we may choose to limit the scope of any new products, additional features, applications and improvements we seek to develop.
Even if we develop a product update or new product that receives regulatory clearance, authorization or approval, and for which we obtain sufficient commercial third party and government reimbursement coverage, we would need to commit substantial resources to commercialize and market the updated product, new product or new application of our existing product, which may never achieve market acceptance among various stakeholders or be commercially successful. Further, the applicable regulations or the application of those regulations could change in ways that would impact the Heartflow
Platform and our ability to successfully manufacture or market our products. The expenses or losses associated with unsuccessful updates to or expansion of the Heartflow Platform could adversely affect our business, financial condition, results of operations and prospects.

The commercialization of Heartflow Plaque Analysis is nascent, and we may not be able to achieve or maintain sufficient market acceptance or the levels of utilization we expect from
Heartflow Plaque Analysis or any other future product.
We began limited market education efforts for our Heartflow Plaque Analysis in the second half of 2023, and we have generated very minimal revenue from this product. Heartflow Plaque Analysis has taken time and significant resources to develop, and we may not be able to achieve customer acceptance or broad commercial reimbursement coverage, which could limit its adoption.
The market for alternative plaque analysis products is competitive in terms of development, availability, pricing, product quality and time-to-market. We face competition from companies that provide or are developing similar plaque analysis products, which may distinguish themselves from us through, among other things, perceived product quality, style and visuals, sleek design, enhanced user-friendliness and innovative features. In addition, some of these competitors are agile, early-stage companies that may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements in the plaque analysis category. Some of these competitors commercially launched competing plaque analysis products prior to our launch of Heartflow Plaque
Analysis and may have a first-mover advantage as a result. For more information on risks related to our competition, see the risk factor titled “We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may develop products that are more effective, accurate, reliable, cost-effective or more advanced than ours, which may harm our financial condition. If we are unable to compete successfully or our potential market share is reduced, we may be unable to increase or sustain our revenue or achieve profitability.”
Our competitors may also be able to offer plaque analysis products similar or superior to ours at a more attractive price than we can or may be better positioned to serve certain segments of our market, which could create additional price pressure. For example, our competitors have in the past, and may in the future, offer plaque analysis and other products at a more attractive price than we can such that current or potential customers may select our competitors’ products in lieu of purchasing and using our Heartflow
Plaque Analysis. Moreover, our competitors have in the past, and may in the future, suggest that their plaque analysis and other products could replace both our Heartflow Plaque Analysis and our Heartflow
FFRCT Analysis, which would adversely affect our ability to achieve sufficient market acceptance for our
Heartflow Plaque Analysis, could affect sales of our Heartflow FFRCT Analysis and could cause our
Heartflow FFRCT Analysis to lose market share. While we believe Heartflow Plaque Analysis represents a significant long-term opportunity for us, there can be no assurances that we will successfully compete in such market and our business, financial condition, results of operations and prospects could be materially and adversely affected.
We face risks associated with our use and development of AI models, which may result in operational challenges, legal liability, reputational concerns and competitive risks.
We use and develop AI and automated analysis and decision-making technologies, including proprietary
AI algorithms and models and computational fluid dynamics (collectively, “AI Technologies”) to power the
Heartflow Platform. In addition, we use AI Technologies to drive improvements in the performance of the
Heartflow Platform. We expect that significant increased investment will be required in the future to improve our use and development of AI Technologies.
As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies. In particular, if the AI Technologies underlying our Heartflow Platform are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate or otherwise poor quality data; used without sufficient oversight and quality control; misused or used outside of scope of applicable regulatory authorizations; and/or adversely impacted by unforeseen bugs, defects, technical challenges, cybersecurity threats or material performance issues, the performance of our Heartflow
Platform and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party, regulatory enforcement actions or civil claims. This could result in fines, penalties and damage awards and disgorgement of any output, development or technology developed as a result of such violations.
In addition, we leverage a human-in-the-loop AI system that combines advanced algorithms with an analyst-based quality inspection and monitoring process to create patient-specific reports based on CCTA images. While we constantly work to improve our Heartflow Platform and algorithms, the AI Technologies we work with are novel and complex, and we cannot assure you that our AI Technologies will be able to perform as intended under all circumstances, or that our analyst-based review process will identify and correct any errors in the outputs of our AI Technologies.
The regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws, regulations and guidance. For example, the FDA has issued guidance documents relating to the incorporation of AI
Technologies into medical devices and marketing submissions for AI-enabled devices. Specifically, draft guidance issued on January 7, 2025, titled Artificial Intelligence-Enabled Device Software Functions:
Lifecycle Management and Marketing Submission Recommendations, proposes recommendations for the design, development and implementation of AI-enabled devices that FDA encourages manufacturers consider using throughout the total product lifecycle. In addition, the California Privacy Protection Agency has approved for rulemaking regulations under the CCPA regarding the use of automated decision-
making that may require risks and providing notice and rights to opt-out and access to information underlying the logic and outputs. Colorado passed the Colorado AI Act, which will go into effect in
February 2026. This law creates duties for developers and deployers to use reasonable care to protect consumers from any known or reasonably foreseeable risks of “algorithmic discrimination” arising from the intended and contracted uses of “high-risk AI systems,” including those that impact healthcare services. Such additional laws, regulations and guidance may impact our ability to develop, use and commercialize AI Technologies in the future.
It is possible that further new laws and regulations will be adopted in the United States and in other non-
U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our
Heartflow Platform and the way in which we use AI Technologies. We may need to expend resources to adjust our Heartflow Platform in certain jurisdictions if the laws, regulations or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could materially and adversely affect our business, financial condition, results of operations and prospects.
Our Heartflow Platform and the data and models it generates could have bugs, defects or errors, including human quality control errors, or otherwise fail to meet the expectations of patients, physicians and third-party payors, which could adversely affect our reputation, business and operating results.
We cannot provide assurance that the proprietary technology and algorithms used in our Heartflow
Platform do not contain undetected bugs, defects or errors or that our analyst-based review process will identify and correct any errors in the outputs of our AI Technologies. We cannot provide assurance that limitations of the inbound CCTA images and image quality will always allow a true representation of the patient anatomy, and any such limitations in CCTA images could affect the results of our analyses. We have in the past, and may in the future, experience defects or errors in our Heartflow Platform or the data and models it generates that remain undetected by our analyst-based review process, our reputation, business and operating results could be adversely affected.
Furthermore, the success of the Heartflow Platform depends in part on patients’, physicians’ and third-
party payors’ confidence that our platform can provide reliable, high-quality actionable data and analysis that will improve clinical decision making. We believe that patients, physicians and third-party payors are likely to be sensitive to product defects and errors in the use of our products, including if the defects and errors affect a physician’s ability to use the CCTA imaging results or result in a misdiagnosis. In the past, we have experienced software code defects and software release process defects that have resulted in intermittent interruptions to the physician’s ability to use our Heartflow Platform, and we may experience such defects in the future. A subset of these defects were reported as part of the FDA’s Manufacturer and
User Facility Device Experience (“MAUDE”) disclosure. For more information, see the risk factor titled
“The Heartflow Platform may be subject to recalls, which could be costly and could harm our reputation and business.” As a result, the failure of our Heartflow Platform to perform as expected, including to reduce unnecessary invasive testing or fail to enable physicians to optimize treatment planning or provide more efficient care, could significantly impact a physician’s willingness to use and rely on the Heartflow
Platform, which would impair our operating results and our reputation. In addition, we may be subject to legal claims arising from any such failures.
Bugs, defects or errors in the Heartflow Platform or the failure of third-party service providers we rely on, such as AWS or other cloud storage and telecommunications services providers, to block a virus or prevent a security breach could harm our reputation and adversely impact our results of operations.
Defects may cause our products to be vulnerable to security attacks, cause them to fail to produce accurate results or temporarily interrupt our commercial operations. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we or our third-party services providers may be unable to anticipate these techniques and provide a corrective measure in time to protect the Heartflow Platform and our networks.
Potential defects may further cause the platform to be unavailable for a period of time, affect ability of a customer to access information, result in a slow or suboptimal user experience, impact turnaround time of an analysis, or provide other forms of degradation to the overall service.
We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, including highly qualified, technical personnel, we may not be able to grow effectively and this could adversely affect our business.
To execute our growth plan, we must attract and retain highly qualified, technical personnel. Competition for these personnel is intense, especially for engineers with high levels of expertise in AI, cloud architecture, 3D visualization, research scientists and senior sales executives with experience in the cardiology industry. We may experience difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. We also compete with companies that are believed to have high potential growth opportunities or that have experienced rapid recent growth.
Our future success depends in part on our ability to continue to retain our executive officers and other key employees and to recruit and hire new employees, including engineers, research scientists, case analysts and production team members. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our development, research and commercialization objectives. Any of our executive officers and other employees may terminate employment with us at any time with no advance notice. The replacement of any of our key personnel likely would involve significant time and costs, may significantly delay or prevent the achievement of our business objectives and may harm our business.
In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines or is perceived to be less valuable than stock awards of other competing employers, it may adversely affect our ability to recruit and retain highly skilled employees. In addition, many of our employees have become or will soon become vested in a substantial amount of stock or number of stock options. Our employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly below the market price of our common stock. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and prospects could be adversely affected.
If we fail to properly manage our future growth, our business could suffer.
We intend to continue to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on our limited personnel, information technology systems and other resources. Our future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In order to manage our operations and growth we will need to continue to improve our operational and management controls, administrative and operational infrastructure, reporting and information technology systems and financial internal control procedures. Due to our limited financial resources and the limited experience of our management team in managing a company with such future growth expectations, we may not be able to effectively manage the expected expansion of our operations or recruit and train additional qualified personnel. Moreover, the expected expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.
In addition, as demand for the Heartflow Platform increases, we will need to scale our capacity, expand customer service and enhance our internal quality assurance program. We may fail to implement any increases in scale, related improvements and quality assurance, and we may fail to find appropriate personnel to facilitate the growth of our business. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and expansion of our operations. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of any new products. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize our Heartflow Plaque Analysis or any of our future products will depend in part on our ability to effectively manage the future growth and expansion of our company. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business, financial condition, results of operations and prospects may be adversely affected.
Our business could be disrupted by catastrophic events.
The occurrence of any catastrophic event, including earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunctions, pandemics, political unrest, geopolitical instability, severe or prolonged economic downturn, cyberattack (including a ransomware attack), war or terrorist attack, could result in lengthy interruptions in our ability to serve our customers. In addition, acts of terrorism could cause disruptions to the internet or the economy as a whole and could disproportionately affect us given our reliance on the internet and cloud-based services.
Specifically, our corporate headquarters are located in Mountain View, California and our production related computers are currently located in our Mountain View office and in Austin, Texas. California is considered to be an active earthquake zone, is prone to catastrophic fires, severe weather events and the follow-on effects thereof, including tsunamis, mudslides, flooding, power outages and other events that could disrupt our business. Texas is also subject to severe weather events, power outages and other events that could disrupt our business. Any event that prevents our access to such facilities, physically or virtually, would prevent us from operating our business and have an adverse effect on our business, financial condition, results of operations and prospects.
In addition, we rely on our network and third-party infrastructure, including our cloud-based infrastructure which we outsource to Amazon Web Services (“AWS”), and enterprise applications, internal technology systems and our website, for our development, marketing, operational support hosted services and sales activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, delays in our ability to generate reports and output them to physicians, reputational harm, delays in our product development, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed. Even with our disaster recovery arrangements and insurance coverage, the ability of our customers to access and utilize our Heartflow Platform could be interrupted, or we could close critical data, which would have a negative impact on our business.
In addition, the occurrence of a catastrophic event could impact providers of CCTAs, contrast agents for
CCTAs or suppliers of iodinated contrast media or similar supplies that are necessary to perform CCTAs.
For example, in 2022, the shutdown of an iodinated contrast media manufacturing facility led to a significant shortage of iodinated contrast media, which resulted in the cancellation or rescheduling of non-
urgent contrast-requiring cardiac procedures and imaging. Any of these events could affect demand for the Heartflow Platform, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Consolidation among healthcare providers could have an adverse effect on our business, financial condition, results of operations and prospects.
In the United States, there has been a trend of consolidation among healthcare providers and purchasers of medical technology devices, often to gain greater market power. As healthcare providers consolidate, they may try to use their market power to negotiate price concessions or reductions for the products and services they purchase and use, including our Heartflow Platform. As result, it is unknown whether such purchasers will decide to stop purchasing our Heartflow Platform or demand discounts on our prices. If we reduce our prices in response to these industry trends, our revenue would decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may acquire other companies, solutions or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.
We may in the future seek to acquire or invest in companies, solutions or technologies that we believe could complement or expand our products, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions or other investment opportunities may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable transactions, whether or not they are consummated.
If we acquire any businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including: inability to integrate or benefit from acquired technologies or services in a profitable manner;
unanticipated costs or liabilities associated with the acquisition; incurrence of acquisition related costs;
difficulty integrating the accounting systems, operations and personnel of the acquired business;
difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business; diversion of management’s attention from other business concerns; use of resources that are needed in other parts of our business; adverse effects to our existing business relationships with business partners and customers as a result of the acquisition; the potential loss of key employees; and use of substantial portions of our available cash to consummate the acquisition.
In addition, a significant portion of the purchase price of any companies, solutions or technologies that we may acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and cause the market price of our common stock to decline. If an acquired company, solution or technology fails to meet our expectations and does not complement or expand our products, enhance our technical capabilities or otherwise offer growth opportunities, our business, financial condition, results of operations and prospects may suffer. In addition, the 2024 Credit
Agreement restricts our ability to pursue certain mergers, acquisitions, amalgamations or consolidations that we may believe to be in our best interest.
Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.
In our fiscal years ended December 31, 2023 and 2024 and three months ended March 31, 2024 and
2025, sales to customers outside the United States accounted for approximately 11%, 9%, 9% and 8% of our revenue, respectively. One element of our growth strategy is to further expand our international operations and worldwide customer base. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States.
We have limited operating experience in international markets, and we cannot assure you that our existing presence in the United Kingdom, Europe and Japan or any expansion efforts into other international markets will be successful. Our experience in the United States and international markets may not be relevant to our ability to expand in other markets. Our international expansion efforts may not be successful in creating further demand for our products outside of the United States or in effectively selling our products in the international markets we enter. In addition, expansion into other international markets will be costly and will impose additional burdens on our executive and administrative personnel, finance and legal teams, sales and marketing teams and general managerial resources. If our efforts to introduce our products into other international markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for international expansion could exceed the results of operations generated from this expansion.
In addition, we operate in an industry which is subject to significant enforcement scrutiny by both U.S. and
non-U.S. government authorities. Our international business requires us to comply with U.S. and foreign laws and regulations, such as various anti-bribery and anti-corruption laws, including the U.S. Foreign
Corrupt Practices Act (“FCPA”), the U.S. Fraud Act and in certain cases the U.K. Bribery Act of 2010.
Compliance with these is costly and exposes us to significant civil and criminal penalties for non-
compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative fines, penalties and disgorgement of profits, including imprisonment of individuals, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Our international operations expose us to risks inherent in operating in foreign jurisdictions that could adversely affect our business.
If we do not obtain and maintain international regulatory registrations, clearances or approvals for our Heartflow Platform, we will be unable to market and sell our products outside of the United
States.
Any future sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance or approval of a specified regulatory authority or a Certificate of Conformity of a notified body. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time consuming and we may not receive regulatory clearances or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for regulatory clearances or approvals before we are permitted to sell the modified product.
In addition, AI governing regulations around medical devices evolve rapidly and we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.
Regulatory registration, clearance, marketing authorization, or approval by the FDA does not ensure registration, clearance, marketing authorization, or approval by foreign regulatory authorities or authorized representatives in other countries. Registration, clearance, marketing authorization, or approval by one or more foreign regulatory authorities or authorized representatives do not ensure registration, clearance, marketing authorization, or approval by regulatory authorities in other foreign countries or by the FDA.
However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.
Risks related to data privacy and information technology
Failure to comply with laws and regulations affecting the transmission, security and privacy of personal information (including health information) could result in significant penalties.
Federal, state and foreign government bodies and authorities have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, processing, storage and disclosure of personal information obtained from consumers and individuals. In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal
Trade Commission Act), and other similar laws (e.g., wiretapping laws). Under these laws we may be required to obtain certain consents to process personal data. For example, some of our data processing practices have been, and may in the future continue to be, subject to challenges or lawsuits under privacy, security, and communications laws, including, for example, challenges based on wiretapping laws for sharing consumer information with third parties through various methods, such as via third-party marketing pixels or software development kits. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands. In addition, numerous federal and state laws and regulations, including the Health Insurance Portability and
Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), govern the collection, dissemination, security, use and confidentiality of patient identifiable health information. HIPAA and the HITECH Act require us to comply with standards for the use and disclosure of health information within our company and with third parties.
The Standards for Privacy of Individually Identifiable Health Information (“Privacy Standards”), and the
Security Standards for the Protection of Electronic Protected Health Information (“Security Standards”),
under HIPAA establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. As a result, both covered entities and business associates can be subject to significant civil and criminal penalties for failure to comply with the Privacy Standards or the
Security Standards.
HIPAA, the HITECH Act and the Affordable Care Act (“ACA”) also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility, payment information and the use of electronic signatures, unique identifiers, operating rules. Companies that bill payors for healthcare-related services and device use are required to conform to the transaction standards. CMS, on behalf of HHS, has the authority to investigate complaints and audit for compliance with the HIPAA standards for transactions, code sets, unique identifiers and operating rules, including the
Administrative Simplification provisions of HIPAA and the ACA. Failure to comply with these standards, and any investigation or audit and penalties imposed may have an adverse impact on our business.
HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The HITECH Act expands the notification requirement for breaches of patient identifiable health information, restricts certain disclosures and sales of patient identifiable health information and provides a tiered system for civil monetary penalties for HIPAA violations. The Final HIPAA Omnibus Rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches.
The HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. Additionally, states have adopted comparable privacy and security laws and regulations that differ somewhat from federal and other states’
laws, and that govern where more stringent than federal law.
As a business associate under HIPAA, if we do not comply with the requirements of HIPAA, the HITECH
Act or applicable state privacy and security laws, we could be subject to criminal or civil sanctions that could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are substantial and could have an adverse effect on our business. In addition, we are unable to predict what changes to the HIPAA Privacy Standards and Security Standards
might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations. In addition, a security breach could require reporting to federal and state government entities, notification to affected individuals, expensive investigation and remediation and mitigation. Government agencies could, in their discretion, impose fines and penalties relating to the breach, that would have an adverse effect on our business.
Foreign data privacy regulations, such as the General Data Protection Regulation (E.U.) 2016/679
(“GDPR”), the European Union’s Data Protection Directive (Directive 95/46/EC), and the country specific regulations that implement Directive 95/46/EC, also govern the processing of personally identifiable data, and a number of these regulations are stricter than U.S. laws.
In addition, many states have laws, regulations and other authorities that govern data privacy, security and breach notification. While some of these laws exempt protected health information subject to HIPAA, they may apply to other personal information we collect, including personal information collected from employees or from visitors to our website. Failure to comply with these authorities may have an adverse impact on our business.
We expect to expend significant resources to comply with these laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our solutions to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims, lawsuits and contractual indemnification obligations by or for our customers or third parties and significant reputational harm.
We depend on our information technology systems, and any failure of these systems could harm our business and adversely affect our business and operating results.
Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, failures during the processes of upgrading or replacing software, power outages, hardware failures, user or human errors and natural disasters.
Moreover, despite network security and back up measures, some of our servers are potentially vulnerable to cybersecurity incidents, including phishing attacks by computer hackers or other malicious human acts, computer viruses, ransomware, malware and similar disruptive problems or other methods of compromising employee or customer administrator credentials to access protected health information and our internal data. Failures or significant downtime of our information technology or telecommunications systems could prevent us from operating our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our operating results may suffer.

In addition, our brand, reputation and ability to attract, retain and serve our customers are dependent upon the reliable performance of our Heartflow Platform, including our underlying information technology systems and infrastructure. Our technical infrastructure may not be adequately designed with sufficient reliability and redundancy to avoid performance delays or outages that could be harmful to our business.
If our Heartflow Platform is unavailable when physicians attempt to access it, or if it does not load as quickly as they expect, physicians may not use our Heartflow Platform as often in the future, or at all. As our customer base continues to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of our users.
We rely upon AWS to operate our cloud offering; any disruption of or interference with our use of
AWS would adversely affect our business, results of operations and financial condition.
We outsource all of our cloud-based infrastructure to AWS. Our customers need to be able to access our cloud-based infrastructure at any time, without interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We may experience interruptions, delays and outages in service and availability from time to time as a result of problems with our AWS provided infrastructure. For example, in September 2015, AWS suffered a significant outage that had a widespread impact on cloud-based software and services companies.
Although our customers were not affected by that outage, a similar outage could render our cloud offering inaccessible to customers. Additionally, AWS has suffered outages at specific customer locations in the past, rendering the customer unable to access our offering for periods of time. Lack of availability of our
AWS infrastructure could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks that we cannot predict or prevent.
In addition, if the security of the AWS infrastructure is compromised or believed to have been compromised, our business, results of operations and financial condition could be adversely affected. It is possible that our customers and potential customers would hold us accountable for any breach of security affecting the AWS infrastructure and we may incur significant liability from those customers and from third parties with respect to any breach affecting AWS systems. For more information, see the risk factor titled
“Failure to comply with laws and regulations affecting the transmission, security and privacy of personal information (including health information) could result in significant penalties.” Because our agreement with AWS limits AWS’ liability for damages, we may not be able to recover a material portion of our liabilities to our customers and third parties from AWS. Customers and potential customers may refuse to do business with us because of the perceived or actual failure of our cloud offering as hosted by AWS and our operating results could be harmed.
Our agreement with AWS allows AWS to terminate the agreement by providing 30 days’ advance notice, and allows AWS to terminate in case of a material breach of contract if such breach is uncured for 30 days following receipt of notice of such breach, or to terminate immediately upon notice to us (i) if AWS has the right to suspend our account; (ii) if AWS’ relationship with a third-party software or technology provider terminates, expires or requires AWS to change the way it provides its services; or (iii) in order to comply with the law or requests of governmental entities. Although we expect that we could receive similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions on our platform and in our ability to make our platform available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.
If we fail to offer high quality customer support, our business and reputation could suffer.
Our customers rely on our customer support teams to resolve technical and operational issues if and when they arise. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in customer support services provided by our competitors or to adapt to product and industry developments. Increased customer demand for customer support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a large global customer base, we need to be able to provide efficient customer support that meets our customers’ needs globally at scale. The number of our customers has grown significantly, and that growth has and will continue to put additional pressure on our support organization. As our business scales, we may need to engage third-party customer support service providers, which could negatively impact the quality of our customer support if such third parties are unable to provide customer support that is as effective as that we provide ourselves. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Accordingly, high quality customer support is important for the renewal and expansion of our agreements with existing customers and any failure to maintain such standards of customer support, or a market perception that we do not maintain high quality customer support, could harm our reputation, our ability to sell product to existing and prospective customers and our business, financial condition, results of operations and prospects.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new products, features or improvements to our current products, or if we do not use those investments efficiently, our business, financial condition, results of operations and prospects would be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to introduce new products, features and improvements aimed at increasing the value proposition of the
Heartflow Platform for our customers. For the years ended December 31, 2023 and 2024 and three months ended March 31, 2024 and 2025, our research and development expenses were 41%, 35%, 35%
and 37% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling solutions and generate revenue, if any, from such investment. For example, investments made to expand the Heartflow Platform to asymptomatic patients may be expensive, technically challenging, experience delays and may not be successful. Additionally, anticipated customer demand for a product or feature we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product or features. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products or features that are competitive in our current or future markets, it would harm our business, financial condition, results of operations and prospects.
Our networks and those of our third-party service providers may become the target of bad actors or security breaches that we cannot anticipate or successfully defend, which could have an adverse impact on our business.
The Heartflow Platform involves the storage and transmission of our customers’ personal information or identifying information of their patients. Increasingly, we and other companies are subject to a wide variety of attacks on their networks on an ongoing basis. In addition to attacks from traditional computer
“hackers,” malicious code (such as viruses and worms), employee theft or misuse, ransomware attacks and denial of service attacks, sophisticated nation state and nation state supported actors now engage in intrusions and attacks (including advanced persistent threat intrusions), and add to the risks to our internal networks and the information they store and process. Additionally, such bad actors frequently attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data, their patient’s data or our data, including our intellectual property and other confidential business information, or our information technology systems. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.
Despite significant efforts to create process and security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. Any such breach could compromise our networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products, and the information stored on our networks could be accessed, publicly disclosed, lost or stolen, which could subject us to liability and cause us significant financial harm. Such breaches often result in reputational damage, negative publicity, loss of industry data security certifications, customers and sales, increased costs to remedy any problem, costly litigation and contractual indemnification obligations by or for impacted customers or third parties any of which could adversely affect our business. In addition, although we have, and intend to maintain, insurance with respect to any such indemnification obligations, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have an adverse effect on our business, financial condition, results of operations and prospects.
We also rely on third-party service providers, such as cloud storage and telecommunications services providers. Such service providers are also potentially vulnerable to cybersecurity incidents that could result in the interruption of their services to us or unauthorized access, use or disclosure of our confidential information and confidential information of our customers and protected health information of their patients.
Our products are also targets for malicious cybersecurity acts. While some of our products contain encryption or security algorithms to protect third-party content or patient information or other data stored in our products, these products could still be hacked or targeted by malicious software programs or other attacks or the encryption schemes could be compromised, breached or circumvented by motivated or sophisticated hackers, which could harm our business and our reputation. In addition, see the risk factor titled “Our Heartflow Platform and the data and models it generates could have bugs, defects or errors, including human quality control errors, or otherwise fail to meet the expectations of patients, physicians and third-party payors, which could adversely affect our reputation, business and operating results” for more information on bugs, defects or errors in the Heartflow Platform.
Risks related to legal and regulatory matters
We face extensive, regulatory requirements to bring our products to market, and our failure to receive and maintain regulatory clearances or approvals of our current and future products in the
United States or abroad or to comply with medical device regulatory requirements could adversely affect our business.
In order to market any product, we must establish and comply with numerous and varying regulatory requirements that vary by country and by region within certain countries. Approval, clearance or marketing authorization in the United States by the FDA or by a regulatory authority or other body in another country does not ensure approval by the regulatory authorities in other countries or jurisdictions or ensure approval, clearance or other marketing authorization for the same conditions of use. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. In general, unless an exemption applies, in the U.S. current and future versions of our products must receive pre-market notification (“510(k)”), de novo classification (“de novo”)
or pre-market approval (“PMA”) from the FDA before they can be marketed in the United States. We cannot provide assurance that any of our future products, to the extent required, will be cleared, approved or otherwise authorized by the FDA through any of its pre-market review processes, or that the FDA will provide export certificates that are necessary to export certain products to certain countries. In addition, the national health or social security organizations of certain foreign countries, including those outside
Europe, require our products to be qualified before they can be marketed in those countries. Failure to receive, or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have an adverse effect on our business.
Pre-market notification, de novo classification request or PMA applications may require support by data from clinical trials. We are subject to requirements to publicly register and report the results of our clinical trials. We must also abide by good clinical practice (“GCP”) requirements in the conduct and documentation of our clinical trials and report to the FDA significant financial interests of investigators in any clinical trials we submit to support marketing applications for our products. We, the FDA or an institutional review board (“IRB”), may suspend or terminate clinical trials at any time on various grounds, including a finding that patients are being exposed to an unacceptable health risk or that the treatment does not have any effect. If the FDA considers data from our clinical trials to be actually or potentially biased due to investigators’ financial interests, or unreliable due to GCP noncompliance, it can require us to implement extensive data analyses or other corrective actions, or exclude data from consideration in support of our marketing applications. These outcomes could result in delay or denial of FDA clearance or approval and could result in the need to conduct additional, costly and time-consuming clinical trials.
Additionally, we are required to obtain pre-market clearance or approval to market significantly modified versions of our currently cleared Heartflow Platform, as well as to market the existing product for new indications. The FDA requires us to make and document a determination as to whether or not a modification requires a new 510(k) clearance, de novo classification or PMA approval; however, the FDA can review and disagree with our decision. Although we have received 510(k) clearance from the FDA for the current version of the Heartflow Platform, we may not be successful in receiving clearances, de novo classifications or approvals in the future or the FDA may not agree with our decisions not to seek clearances, de novo classifications or approvals for any new products or particular product modifications or updates. The FDA may require us to obtain a new 510(k) clearance, de novo classifications or approval for any past or future modification or a new indication for our existing products. Such submissions may require the development and submission of additional data, may be time consuming and costly, and ultimately may not be cleared or approved by the FDA.
If the FDA requires us to obtain pre-market clearances, de novo classifications or approvals for any marketed modification to a previously cleared version of the Heartflow Platform, we may be required to cease manufacturing and marketing of the modified product or to recall the modified product until we obtain such FDA marketing authorization. The FDA may not clear, grant or approve such submissions in a timely manner, if at all. The FDA also may change its policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay pre-market clearance, de novo classification or approval of our devices, or could impact our ability to market a device that was previously cleared. Any of the foregoing could adversely impact our business and financial condition.
In addition, the FDA and other comparable foreign regulatory authorities may delay, limit or deny clearance, de novo classification or approval of future versions of or future indications for our products or any other potential product for many reasons, including, among others:
•the results of our clinical trials may not meet the level of statistically significant and clinically meaningful efficacy with an acceptable safety profile as required by FDA, or other comparable regulatory authorities in other countries, for marketing approval;
•the FDA or other comparable regulatory authorities in other countries may disagree with the number, design, size, conduct or implementation of our clinical trials;
•the FDA or other comparable regulatory authorities in other countries may disagree with our interpretation of data from our clinical trials;
•the FDA or other comparable regulatory authorities in other countries may not accept data generated at one or more of our clinical trial sites;
•if our 510(k) notifications, de novo classification requests, PMA applications, or similar notifications or applications, if and when submitted, are reviewed by the FDA or other comparable regulatory authorities, as applicable, the regulatory authorities may have difficulties scheduling the necessary review meetings in a timely manner, or may recommend against clearance or approval of our application; or
•the FDA may determine that our 510(k) notifications for new indications, if and when submitted, must follow a different regulatory pathway than we have attempted, and there may be potentially extended standards, timelines, reviews (such as by an FDA Advisory Committee) and costs in order to pursue approval.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory clearance, de novo classification or approval for current or future versions of the Heartflow
Platform and could result in difficulties and costs for us. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required marketing authorizations, or if marketing authorizations in international markets are delayed, our ability to realize the full market potential of our new potential products will be limited.
Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system could have an adverse effect on our business, financial condition, results of operations and prospects.
In the United States, there have been and continue to be a number of legislative and regulatory initiatives to contain healthcare costs. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the U.S. healthcare system, some of which are intended to contain or reduce the costs of medical products and services, including our own products. For example, on July 4, 2025, the annual reconciliation bill, the “One Big Beautiful Bill Act,” or OBBBA, was signed into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits, set to expire in 2025, which, among other provisions in the law, are anticipated to reduce the number of
Americans with health insurance. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the diagnostic tests associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.
We expect additional state and federal healthcare policies and reform measures to be adopted in the future, particularly in light of the recent changes in the White House and Congress, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our products or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or whether any future legislation or regulation in the United
States may negatively affect our business, financial condition, results of operations and prospects. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect our ability to set a price that we believe is fair for our products, our ability to generate revenue and achieve or maintain profitability and the availability of capital.
Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our products, which may prevent us from being able to generate additional revenue or attain profitability.
We are subject to many laws and governmental regulations affecting our marketed products, both domestically and internationally, and any adverse regulatory action may adversely affect our business, financial condition, results of operations and prospects.
The Heartflow Platform is subject to regulation by numerous government authorities, including the FDA and comparable foreign authorities, after clearance or approval of current and future versions of the product. To varying degrees, each of these authorities requires us to comply with laws and regulations governing the development, design, testing, manufacture, labeling, advertising, promotion, distribution, import and export of our products. The Heartflow Platform (also referred to as Heartflow Analysis, which consists of four main functions, the Heartflow FFRCT Analysis, the Heartflow Plaque Analysis, the
Heartflow RoadMap Analysis and the Heartflow PCI Planner (which we expect to launch in 2026)) has been cleared by the FDA (K213857), and only the Heartflow FFRCT Analysis function of the Heartflow
Platform is CE Marked in the European Economic Area, the United Kingdom and Australia, received medical device licensing in Canada and has been approved for marketing authorization in Japan by the
Pharmaceuticals and Medical Devices Agency (“PMDA”), all for specific indications for use. The Heartflow
Platform has also been cleared by the equivalent regulatory authorities in Israel, Saudi Arabia, United
Arab Emirates, and licensed in Bahrain.
We currently have ongoing responsibilities under U.S., U.K., European Economic Area, Switzerland,
Canada, Australia, Japan, Saudi Arabia, United Arab Emirates, Bahrain and Israel (registered or licensed regions) regulations, including requirements related to product and facility registration, device listing, adverse event reporting, reporting of recalls and field corrective actions, manufacturing, advertising, promotion, distribution, import, and export. In certain jurisdictions outside of the United States, we contract with third parties (i.e., notified bodies, authorized representatives, manufacturing authorization holders) who either oversee regulatory compliance or assume regulatory responsibilities for our products distributed by those third parties. We are subject to periodic inspections and audits by the FDA, notified bodies, authorized representatives and comparable foreign authorities to determine compliance with regulatory requirements, including good manufacturing practices such as the Quality System Regulation of the FDA, Medical Device Single Auditing Program, ISO 13485:2016, and EN ISO 13485:2021
concerning the EU, establishment registration and device listing, medical device reporting, vigilance reporting of adverse events, notification of corrections, recalls, field safety corrective actions and product labeling and marketing. These inspections and audits can result in inspectional observations or reports, warning letters or other forms of enforcement action. If the FDA or comparable foreign authorities conclude, as a result of these inspections or audits or from any other source of information, that we are not in compliance with applicable laws or regulations, or that our products are ineffective or pose an unreasonable health risk, such authorities could ban these products, suspend or cancel our marketing authorizations, impose “stop sale” and “stop import” orders, refuse to issue export certificates, detain or seize adulterated or misbranded products, order a recall, repair, replacement, correction or refund of such products, require us to conduct post-market surveillance studies or change the labeling for our products, or require us to notify health professionals and others that the products present unreasonable risks of substantial harm to the public health. Failure to comply with regulatory requirements may also subject us to additional administrative and judicially imposed sanctions, warning letters, civil and criminal penalties, injunctions, interruption of manufacturing or clinical trials, total or partial suspension of production and resulting adverse publicity.
Discovery of previously unknown problems with our products’ design or manufacture may result in restrictions on the use of the Heartflow Platform, restrictions placed on us or our suppliers or withdrawal of the existing regulatory clearance of the Heartflow Platform. The FDA or comparable foreign authorities may also impose operating restrictions, enjoin and restrain violations of applicable law pertaining to medical devices, assess civil or criminal penalties against our officers, employees or us or recommend criminal prosecution of our company. Adverse regulatory action of a certain magnitude may restrict us from effectively marketing and selling our products. In addition, negative publicity or product liability claims resulting from any adverse regulatory action could have an adverse effect on our business, financial condition, results of operations and prospects.
In many of the foreign countries in which we market our products, we are subject to extensive medical device regulations that are similar to those of the FDA, including those in Europe. The regulation of our products in Europe falls within the European Economic Area, which consists of the 27 member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements of the Medical Devices Regulation (E.U.) 2017/745 (“MDR”) concerning
Medical Devices, or the E.U. Medical Devices Directive, Directive 2006/114/EC are allowed to be marketed within the European Economic Area.
Foreign governmental regulations have become increasingly stringent and more extensive, and we may become subject to even more rigorous regulation by foreign governmental authorities in the future.
Penalties for a company’s noncompliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and civil or criminal sanctions. In some jurisdictions, such as Germany, any violation of a law related to medical devices is also considered to be a violation of unfair competition law. In such cases, governmental authorities, our competitors and business or consumer associations may then file lawsuits to prohibit us from commercializing the
Heartflow Platform in such jurisdictions. Our competitors may also sue us for damages. Any domestic or foreign governmental law or regulation imposed in the future may have an adverse effect on our business, financial condition, results of operations and prospects.
Delays in the commencement or completion of future or ongoing clinical testing could result in increased costs to us and delay our ability to market the Heartflow Platform for additional indications.
We are currently enrolling patients for our DECIDE clinical trial to evaluate our Heartflow Plaque Analysis in a real-world setting. We do not know whether our DECIDE clinical trial will be completed on schedule, or at all. The commencement or completion of clinical trials can be disrupted for a variety of reasons, including difficulties in:
•recruiting and enrolling patients to participate in, and investigators to conduct, a clinical trial;
•reaching agreements on acceptable terms with prospective clinical research organizations and trial sites;
•obtaining approval of an investigational device exemption (“IDE”), application from the FDA or equivalent authorization from foreign regulatory authorities, if required; or
•obtaining IRB approval to conduct a clinical trial at a prospective site.
A clinical trial may also be suspended or terminated by us, an IRB, the FDA or other regulatory authorities due to a number of factors, including:
•failure to conduct the clinical trial in accordance with regulatory requirements or in accordance with our clinical protocols;
•inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;
•safety or effectiveness issues; or
•lack of adequate funding to continue the clinical trial.
In addition, changes in regulatory requirements and guidance may occur, and we may need to amend clinical trial protocols to respond to such changes, which could impact the cost, timing or successful completion of a clinical trial. If we experience delays in the commencement or completion of our clinical trials, the commercial prospects for additional indications for our products will be harmed.
Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, including our DECIDE clinical trial, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial or additional data collected at a later time. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-
line or preliminary results that we report may differ from future results of the same trial, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line or preliminary data we previously announced. As a result, interim, top-line and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in our share price.
Further, others, including the FDA and other regulatory authorities or other bodies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular trial, or the approvability or potential for commercialization of the particular medical device. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. The interim, top-line or preliminary data that we report may differ from final results, and regulatory authorities and other bodies may disagree with the conclusions reached, which may harm our ability to obtain marketing authorization for, and commercialize, our future products, which could harm our business, financial condition, results of operations and prospects.
We may face product liability claims that could result in costly litigation and significant liabilities.
We may not be able to maintain adequate product liability insurance.
Development, marketing and clinical testing of our products may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have an adverse effect on our business, financial condition, results of operations and prospects. For example, the U.S. Supreme Court declined to hear an appeal where the U.S. Court of Appeals for the Ninth Circuit ruled that the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act did not
preempt state laws in a product liability case involving a medical device company. If other courts in the
United States adopt similar rulings, we may be subject to increased litigation risk in connection with our products. Product liability claims could negatively affect our reputation, product sales, and our ability to obtain and maintain regulatory approval for our products.
In addition, although we have product liability and clinical study liability insurance, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost, on acceptable terms with adequate coverage, or at all, or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.
The Heartflow Platform may be subject to recalls, which could be costly and could harm our reputation and business.
We are subject to ongoing medical device reporting regulations that require us to report to the FDA or similar governmental authorities in other countries if our products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. We could voluntarily elect to, or the FDA and similar governmental authorities in other countries could require us to, perform a correction, field safety corrective action, removal or other recall of our products in the event of material deficiencies or defects in design, manufacturing or labeling that could cause harm. Our products have been in the past, and may in the future, be the subject of medical device reports of adverse events with the MAUDE database, including reports of false negative results and incorrect or imprecise results or readings. Between 2017 and 2025, 116 Heartflow Platform
MAUDE reports were made, with 104 of those reports due to false negative results, 11 reports due to incorrect, inadequate or imprecise results or readings, and one report due to an adverse event without an identified device or use problem. While none of these MAUDE reports resulted in a mandated or voluntary correction, field safety action, removal or a recall, a government mandated or voluntary correction, field safety corrective action, removal or other recall could occur as a result of manufacturing errors or design defects, including defects in labeling. Any correction, field safety corrective action, removal or other recall would divert managerial and financial resources and could lead to a substantial loss of physician and patient confidence in our products and, consequently, have an adverse effect on our growth prospects or operating results. A correction, field safety corrective action, removal or other recall could also result in substantial litigation, including product liability claims, with liabilities well in excess of our insurance coverage limits. Any of these events could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.
Off-label or other unlawful promotion of our products could result in costly investigations and sanctions from the FDA and other regulatory bodies.
The Heartflow Platform (also referred to as Heartflow Analysis, which consists of four main functions, the
Heartflow FFRCT Analysis, the Heartflow Plaque Analysis, the Heartflow RoadMap Analysis and the
Heartflow PCI Planner (which we expect to launch in 2026)) has been cleared by the FDA (K213857), and only the Heartflow FFRCT Analysis function of the Heartflow Platform is CE Marked in the European
Economic Area, the United Kingdom and Australia, received medical device licensing in Canada and has been approved for marketing authorization in Japan by the PMDA, all for specific indications for use. The
Heartflow Platform has also been cleared by the equivalent regulatory authorities in Israel, Saudi Arabia,
United Arab Emirates, and licensed in Bahrain. We may only promote or market our products for their specifically cleared or approved indications. We train our marketing and sales force against promoting our products for uses outside of the cleared or approved indications for use (“off-label use”).
If the FDA determines that our promotional materials or training constitute promotion of an off-label use, or of claims that are not adequately substantiated or that are otherwise false or misleading, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities, including the Federal Trade Commission or Department of Justice, might take action if they consider our business activities to constitute promotion of an off-label use or other unlawful promotion, which could result in significant penalties, including criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.
Any of these events could significantly harm our business, results of operations, financial condition and prospects.
Further, the advertising and promotion of our products are subject to European Economic Area Member
States laws implementing the Medical Devices Directive concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other European
Economic Area Member State legislation governing the advertising and promotion of medical devices.
European Economic Area Member State legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary E.U. and national codes of conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals harming our business, financial condition, results of operations and prospects.
We are subject to numerous federal, state and foreign healthcare fraud and abuse, compliance, transparency and privacy laws and regulations, and a failure to comply with such laws and regulations could have an adverse effect on our business; similarly, an investigation, inquiry or audit by a government agency that alleges violations of law or regulations may have an adverse effect on our business.
Our operations are, and will continue to be, directly and indirectly affected by various federal, state and/or foreign healthcare laws, including those described below. In particular, because the use of our products are directly or indirectly reimbursed by U.S. federal health care programs, for example Medicare, we are subject to the federal Anti-Kickback Statute, a criminal law that prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration in cash or in-kind (including any kickback or bribe, but also common forms of remuneration, such as service or consulting fees, service fees, meals, travel expenses, discounts or rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the referring, ordering, purchasing or leasing of any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities, the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of (or purchases, uses or recommendations of prescriptions, uses or purchases related to) federal healthcare program covered business, the Anti-Kickback Statute has been implicated and potentially violated. Our practices may not in all cases meet all of the criteria for safe harbor protection from Anti-Kickback Statute liability. Further, the ACA, amends the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim for payment by a government health care program including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims laws.
The U.S. civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The civil False Claims Act also applies to false submissions that cause the government to not receive a benefit to which it is entitled, such as a discounted sales price for products covered by federal healthcare programs. Intent to deceive is not required to establish liability under the civil False Claims Act. In addition, the civil False Claims Act includes a whistleblower provision that allows private citizens to bring claims on behalf of the U.S.
government alleging violations of the law. Whistleblowers may be entitled to up to as much as thirty percent (30%) of the government’s financial recovery resulting from such claims. This incentivizes potential whistleblowers to file complaints in federal court, which complaints are relied upon heavily by the government to investigate and prosecute allegations of violations of both the civil False Claims Act and the Anti-Kickback Statute. U.S. enforcement authorities or private whistleblowers acting on behalf of the
U.S. government may file complaints under the civil False Claims Act alleging that we have caused one or more of our customers to submit false submissions for reimbursement from federal health care programs, including Medicare, Medicaid, or the Veterans Affairs program due to alleged kickbacks, the sale of adulterated or misbranded products, or the provision of false or misleading information to our customers or other third parties.
Additionally, under the federal Civil Money Penalty Statute, the Department of Health and Human
Services (“HHS”) may impose civil money penalties against entities that make offers to transfer or transfer remuneration, including gifts, payments or routine waivers of co-payments or deductibles, to any
Medicare beneficiary in order to influence such individual to order or receive any item or service for which payment may be made, in whole or in part, under Medicare and/or a State health care program.
Violations of these laws and regulations may result in significant criminal and/or civil fines and penalties, as well as potential exclusion from participation in federal health care programs, that could significantly impact our business and operations.
We are also subject to other federal and state fraud and abuse laws, including HIPAA’s fraud provisions, which among other things, are criminal laws that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program,

willfully preventing, obstructing, misleading, delaying or attempting to delay a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. Many of these state laws closely mirror the federal Anti-Kickback Statute or civil False Claims Act, but apply more broadly to products and services that are paid for in any way, whereas the federal law pertains only to those reimbursed by federal health care programs. In addition, many states have also adopted laws prohibiting fee-splitting (the sharing of professional fees with non-state licensed persons or entities), restricting marketing activities with physicians and/or prohibiting the practice of medicine (or the direction of the practice of medicine) by corporations or others that are not specifically licensed to practice medicine within the state. While under our model, licensed practitioners independently are providing any and all medical treatment and diagnostic services for which a state license is required, these state laws still may apply to us.
We also are subject to foreign fraud and abuse laws and regulations, which vary by country, and can prohibit many of the same activities addressed by U.S. laws.
We are also subject to the federal and state transparency reporting laws and regulations, gift bans and compliance reporting provisions. The Physician Payments Sunshine Act (also known as Open Payments)
requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program to report annually to the
Centers for Medicare and Medicaid Services information related to payments and other transfers of value provided directly or indirectly to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare providers (such as physician assistants and nurse practitioners) and teaching hospitals. Such manufacturers are also required to annually report certain ownership and investment interests held by such U.S. physicians and their immediate family members. Certain states, like Massachusetts and Vermont have similar reporting requirements. Some states, like Vermont, prohibit gifts and certain benefits from being provided to physicians licensed within that state. Other states, such as California and Nevada mandate implementation of compliance programs to ensure compliance with fraud and abuse laws and regulations, as well as with industry codes of conduct, such as the AdvaMed
Code of Ethics on Interactions with Health Care Professionals. Our business is subject to these many requirements, which can be nuanced and lacking in clear guidance. Our failure to comply with these laws or regulations could result in substantial fines or penalties. Further, our reports made pursuant to these laws may be used by enforcement authorities or whistleblowers to raise or substantiate allegations against us.
We are also subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity that submits claims for payment to the
Medicare or Medicaid programs, from referring Medicare or Medicaid patients for certain “designated health services,” which include diagnostic imaging services related to our products, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Many states have their own self-referral laws as well, which in some cases apply to all payors, not just Medicare and Medicaid.
If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to significant penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.
We also note that there is risk of our being found in violation of these laws by the fact that many of them have not been fully, clearly or consistently interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, to achieve compliance with applicable federal and state privacy, security and electronic transaction laws, we may be required to modify our operations with respect to the handling of patient information. Similarly, to achieve compliance with other applicable federal and state anti-fraud, open payments or other healthcare regulations, we may be required to modify our operations. Implementing any of these modifications may prove costly. At this time, we are not able to determine the full consequences to us, including the total cost of compliance, of these various federal and state laws.
We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.
We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the
U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act of 2010 and Proceeds of Crime Act 2002 and
possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party representatives to support sales of our products abroad. In addition, as we increase our international sales and business, we may engage with additional business partners and third-party intermediaries to sell our products abroad and to obtain necessary permits, licenses and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities.
Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor, which can result in added costs and administrative burdens. As a general matter, enforcement actions and sanctions could harm our business, financial condition, results of operations and prospects.
We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.
Our products are subject to export control and import laws and regulations, including the U.S. Export
Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Exports of
our products must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our products or changes in applicable export or import regulations may create delays in the introduction and sale of our products in international markets, prevent our customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.
Furthermore, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Encrypted products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products, including with respect to new releases of our products, may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their globally distributed systems or, in some cases, prevent the export of our products to some countries altogether.
Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Any violations of such economic embargoes and trade sanction regulations could have negative consequences, including government investigations, penalties and reputational harm.
Any future litigation against us could be costly and time-consuming to defend.
We have been in the past, and we may become in the future, subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our third-party vendors, our customers or their patients in connection with contractual disputes or the use of our Heartflow Platform, claims brought by us or by competitors related to intellectual property or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, results of operations and prospects. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available at all or on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial condition, results of operations and prospects. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all or that our insurers will not deny coverage as to any future claim.
Risks related to our intellectual property
If we are unable to obtain and maintain sufficient intellectual property rights, or the scope of our rights is not sufficiently broad, third parties could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.
Our commercial success will depend, in part, on our ability to continue obtaining and maintaining intellectual property protection for our technology and products, in both the United States and certain other countries, successfully defending this intellectual property against third-party challenges and successfully enforcing this intellectual property to prevent third-party infringement. We rely upon a combination of patents, trade secrets, know-how, copyrights, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products.

Our ability to protect our technologies and products from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents in both the
United States and certain other countries. The patent positions of medical technology and software companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce, defend or license all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner, or in all jurisdictions.
We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us, or if issued, the breadth of such patent coverage. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional preclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. It is also possible that we may fail to identify patentable aspects of inventions made in the course of our development and commercial activities before it is too late to obtain patent protection on such inventions. If we fail to timely file for patent protection in any jurisdiction, we may be precluded from doing so at a later date.
The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and our owned or licensed patents may be challenged in the courts or the patent offices of the United States or abroad. Such challenges may result in a loss of exclusivity or in the patent’s claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop third parties from using or commercializing similar or identical products, or limit the duration of patent protection for our technology and products. In addition, changes in either the patent laws, implementing regulations or interpretations of patent laws in the United States or foreign countries may diminish the value of our patent rights.
Even if unchallenged, our owned or licensed patents may not provide us with exclusivity or commercial value for our products or any significant protection against competitive products or prevent others from designing around our claims. Our competitors might conduct research and development activities in countries where we do not have patent rights (or in those countries where we do, under safe harbor provisions) and then use the information learned from such activities to develop competitive products for sale in our major commercial markets. Further, if we encounter delays in regulatory approvals, the period of time during which we could market our products under patent protection could be reduced. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
Patent applications are generally maintained in confidence until publication. In the United States, for example, patent applications are maintained in secrecy for up to 18 months after their filing. Similarly, publication of discoveries in scientific or patent literature often lag behind actual discoveries.
Consequently, we cannot be certain that we or our licensors were the first to invent, or the first to file patent applications on our products. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which could be used by a third party to challenge validity of our patents or prevent a patent from issuing from a pending patent application.
In addition to patents, proprietary trade secrets and unpatented know-how are important to our business.
For information about risks related to these intellectual property rights, see the risk factor titled “If we are unable to protect the disclosure and use of our confidential information and trade secrets, the value of our products and technologies and our business and competitive position could be harmed” below. We also rely on the trademarks we own to distinguish our products from the products of our competitors. We cannot guarantee that any trademark applications filed by us will be approved. Third parties may also oppose or attempt to cancel our trademark applications or trademarks, or otherwise challenge our use of the trademarks. In the event that the trademarks we use are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Competitors or other parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion.
Further, we cannot provide assurance that competitors will not infringe the trademarks we use, or that we will have adequate resources to enforce these trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. We may license our trademarks and trade names to third parties, such as distributors.
Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.
Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.
For information about risks related to our inability to protect our intellectual property rights outside the
United States, see the risk factor titled “We may not be able to adequately protect our intellectual property rights throughout the world” below.
If we are unable to protect the disclosure and use of our confidential information and trade secrets, the value of our products and technologies and our business and competitive position could be harmed.
In addition to patent protection, we also rely on other intellectual property rights, including trade secrets, know-how, and/or other proprietary information that is not patentable or that we elect not to patent.
However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. Although we have taken steps to protect our trade secrets and unpatented know-how, including by entering into confidentiality agreements with third parties, and proprietary information and invention agreements with our employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets and unpatented know-how will not otherwise become known or be independently discovered by our competitors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, our security measures may be breached, and we may not have adequate remedies for any such breach.
If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that information to compete with us. Any exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, a failure to protect our proprietary rights may allow competitors to copy our products or technologies, which could adversely affect our pricing and market share. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products or technologies that we consider proprietary.
Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality, non-disclosure and non-use provisions, and outcomes of such litigation are unpredictable. Enforcing a claim that a party illegally disclosed, used or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. While we use commonly accepted security measures, trade secret claims are often based on a combination of federal and state law in the United States, and the criteria for protection of trade secrets can vary among different jurisdictions. If the steps we have taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. Even if we were to be successful in the enforcement of our claims, we may not be able to obtain adequate remedies.
Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed to others.
Any collaboration or other engagement with third parties for the development of our products may require us, at times, to share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our trade secrets and other proprietary technology in part by entering into confidentiality agreements with third parties prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary Heartflow Platform is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business, financial condition, results of operations and prospects.
In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, and we may need to share our trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
The U.S. Patent and Trademark Office (“USPTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States over the lifetime of our patents and/or applications and any patent rights we may obtain in the future. We have systems in place to remind us to pay these fees, and we employ outside firms to remind us to pay annuity fees due to patent agencies on our patents and pending patent applications. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the relevant market, which would have an adverse effect on our business. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents.
Changes in patent law, precedents and policies in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Our ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States. Furthermore, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific, and factual issues. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Changes in either the patent laws or interpretations of patent laws in the United States or other jurisdictions may diminish the value of our intellectual property. In the United States, in certain circumstances, court rulings may narrow the scope of patent protection and weaken the rights of patent owners. We cannot predict how decisions by the courts, the U.S. Congress, the USPTO or changes in the patent laws of other jurisdictions may impact the value of our patents. Changes in the laws, regulations, precedents and procedures governing patents could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Further, patent coverage in medical devices and technologies is a subject of evolution and differences between countries. This is especially true of the definition of patentable subject matter which affects both computer related inventions and biological inventions. This evolution may cause current granted patents to be considered non-patent eligible or prevent us from protecting future inventions. U.S. Supreme Court and Federal Circuit decisions interpreting and/or limiting the scope of patentable subject matter under 35
U.S.C. § 101, in addition to examination guidelines from the USPTO, have made it more difficult for patentees to obtain and/or maintain patent claims in the United States that are directed to medical technologies involving computer-implemented applications. Several precedential decisions regarding patentable subject matter are of particular relevance to patents in the computer-implemented applications space. Our efforts to seek patent protection for our technologies and products may be impacted by the evolving case law and guidance or procedures issued by the USPTO or authorities in other jurisdictions based on such evolving case law.
Similarly, changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of the new unitary patent system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court
(“UPC”). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the ability to opt out of the jurisdiction of the UPC and remain as national patents in the UPC countries. The UPC will provide our competitors with a new forum to centrally revoke European patents, and allow for the possibility of a competitor to obtain pan-European injunctions, since patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States and Europe. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims or the written description or enablement, in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection.
In addition, on September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was
signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law.
Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith
Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention.
Under this system, a third party that files a patent application in the USPTO before us could be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i)
file any patent application related to our products or (ii) invent any of the inventions claimed in our or our licensors’ patents or patent applications.
The Leahy-Smith Act also changed the way patent applications are prosecuted, including by allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings to attack the validity of a patent. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence might not be sufficient to invalidate the claim if presented in a district court action.
Accordingly, third parties may use USPTO proceedings to invalidate our patent claims that would not have been invalidated if first challenged in a district court action. Therefore, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to adequately protect our intellectual property rights throughout the world.
Our patent portfolio includes patents and patent applications in countries outside of the United States, including Japan, Korea, China, Canada, Australia, Israel, India and countries in Europe. The requirements for patentability differ from country to country, the breadth of allowed patent claims can be inconsistent, the scope of coverage provided by these patents varies and the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. In addition, filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. For those countries where we do not have granted patents, we may not have any ability to prevent the unauthorized sale of our products.
In addition, we may decide to abandon national and regional patent applications before they are granted.
The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United
States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology. For example, certain jurisdictions do not allow for patent protection with respect to methods of treatment.
Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
We do not seek or have patent rights in certain foreign countries in which a market may exist. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our products in all of our expected significant foreign markets. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.
We may be involved in lawsuits to protect or enforce our patents or other intellectual property, or the patents of our licensors, which could be expensive, time consuming and unsuccessful.
Competitors or other third parties may infringe, misappropriate or otherwise violate our owned or licensed patents, trade secrets or other intellectual property. To counter infringement or unauthorized use, we may be compelled to file infringement or misappropriation claims, which can be expensive and time consuming. We do not carry intellectual property insurance that would cover such claims. In certain circumstances it may not be practicable or cost effective for us to enforce our intellectual property rights fully, particularly in certain developing countries or where the initiation of a claim might harm our business relationships. If we initiate legal proceedings against a third party to enforce a patent covering our products, the defendant could counterclaim that our patent(s) are invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent.
In an infringement proceeding, a court may decide that a patent we own or license is not valid, is unenforceable or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose some, and perhaps all, of the patent protection covering our products. An adverse result in any litigation or defense proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse impact on our business.
Our defense of litigation may fail and, even if successful, may result in substantial costs and distract our management and other employees. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. For example, the amount of any monetary damages may be inadequate to compensate us for damage as a result of the infringement and the proceedings. We may not be able to prevent, alone or with our suppliers, misappropriation of intellectual property rights important to our business, particularly in countries where the laws may not protect those rights as fully as in the United
States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock.
Third-party defendants may challenge any patent we own or in-license through adversarial proceedings in the issuing offices, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. If a third party asserts a substantial new question of patentability against any claim of a
U.S. patent we own or license, the USPTO may grant a request for reexamination, which may result in a loss of scope of some claims or a loss of the entire patent. The adoption of the Leahy-Smith Act has established additional opportunities for third parties to invalidate U.S. patent claims, including inter partes review and post grant review, on the basis of lower legal standards than reexamination and additional grounds. Outside of the United States, patents we own or license may become subject to patent opposition or similar proceedings, which may result in loss of scope of some claims or loss of the entire patent. Participation in adversarial proceedings is very complex, expensive and may divert our management’s attention from our core business and may result in unfavorable outcomes that could adversely affect our ability to prevent third parties from competing with us.
We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property rights or alleging that we have violated the intellectual property rights or other proprietary rights of third parties.
Our commercial success depends, in part, upon our ability to develop, manufacture, market and sell our products and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The medical device industry is characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our products or proprietary technologies infringe on their intellectual property rights. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-
party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our products. This includes litigation, or threatened litigation, with non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend.
We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patent rights or other intellectual property, for example, based on conflicting obligations of consultants or others who are involved in developing our products. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-
executing or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
We employ individuals who were previously employed at other medical technology companies. In addition, we use publications that are subject to copyright, as well as proprietary information and materials from third parties in our research. Some of the information and materials we use from third parties may be subject to agreements that include restrictions on use or disclosure. Although we strive to ensure proper safeguards, we cannot guarantee strict compliance with such agreements, nor can we be sure that our employees, consultants and advisors do not use proprietary information, materials or know-
how of others in their work for us. In addition, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or other third parties. Although we have procedures in place that seek to prevent our employees and consultants from using the intellectual property, proprietary information, know how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.
We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. In addition, we may be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.
An unfavorable outcome for any such claim could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms.
If a third party claims that we infringe its intellectual property rights, we may face a number of issues, including:
•infringement and other intellectual property claims which, regardless of merit, may be expensive and time consuming to litigate and may divert our management’s attention from our core business;
•substantial damages for infringement, which we may have to pay if a court decides that the product at issue infringes or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;
•a court prohibiting us from selling or licensing the product unless the third-party licenses its product rights to us, which it is not required to do;
•if a license is available from a third party, we may have to pay substantial royalties, upfront fees or grant cross licenses to intellectual property rights for our products; and
•redesigning our products or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.
In order to successfully challenge the validity of a U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Foreign courts will have similar burdens to overcome in order to successfully challenge a third-party claim of patent infringement.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have an adverse effect on our ability to raise additional funds or on our business, financial condition, results of operations and prospects.
The terms of our patents may not be sufficiently long to effectively protect our products and business.
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date, but can be shorter due to terminal disclaimers or similar term reductions in other jurisdictions. Although various extensions may be available, the term of a patent, and the protection it affords, is limited. Even if patents covering our technologies or products are obtained, once the patent term has expired, we may be open to competition. In addition, although upon issuance in the United States, a patent’s term can be increased based on certain delays caused by the
USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of products, patents protecting such potential products might expire before or shortly after such products are commercialized. If we do not have sufficient patent life to protect our technologies and products, our business, financial condition, results of operations and prospects will be adversely affected.
If we do not obtain additional protection under the Hatch-Waxman Amendments or similar foreign legislation, our business may be materially affected.
Depending upon the timing, duration and specifics of FDA marketing approval for our future products, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price
Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”). The Hatch-
Waxman Amendments permit a patent term extension of up to five years beyond the normal expiration of the patent as compensation for patent term lost during product development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is limited to one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only those claims covering such approved product, a method for using it or a method for manufacturing it may be extended. However, the applicable authorities, including the FDA and the USPTO in the United
States, and any equivalent regulatory authority in other countries or areas, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration of the term of any such extension is less than we request, our competitors may obtain approval for competing products following our patent expiration, and our ability to generate revenues may be adversely affected.
Open-source software licenses often impose unanticipated or unclear restrictions on us or could expose us to litigation, and using open-source software has inherent risks, any of which could impair our ability to successfully commercialize the Heartflow Platform.
Our technology platform implements software modules licensed to us by third parties under “open source”
licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot be certain that our processes for controlling our use of open-source software in connection with our products will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our proprietary code, to discontinue the sale of our products if re-engineering could not be accomplished on a timely or cost effective basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.
The use of open-source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement or the quality or ownership of the code. Many of these risks cannot be eliminated, and could, if not properly addressed, negatively affect our business. We cannot be sure that all open source software is submitted for approval prior to use in connection with our products.
In addition, some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release portions of the source code of our proprietary software to the public. This would allow our competitors to create similar products with less development effort and time and ultimately could result in a loss of sales for us.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:
•others may be able to make products that are similar to or otherwise competitive with our potential products but that are not covered by the claims of our current or future patents;
•an in-license necessary for the manufacture, use, sale, offer for sale or importation of one or more of our potential products may be terminated by the licensor;
•we or future collaborators might not have been the first to make the inventions covered by our issued or future issued patents or our pending patent applications;
•we or future collaborators might not have been the first to file patent applications covering certain of our inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•it is possible that our pending patent applications will not lead to issued patents;
•issued patents that we own or in-license may be held invalid or unenforceable as a result of legal challenges by our competitors;
•issued patents that we own or in-license may not provide coverage for all aspects of our new potential products in all countries;
•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable; and
•the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.
Risks related to financing and tax matters
We may require additional capital to support business growth, and this capital might not be available on terms favorable to us, or at all, and may dilute ownership of our common stock for our stockholders, including purchasers of common stock in this offering.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new products, enhance our existing products, enhance our operating infrastructure, potentially expand internationally and potentially acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our stockholders, including any purchasers of common stock in this offering, could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. In addition, our ability to incur indebtedness is subject to limitations under the 2024 Credit Agreement and, if incurred, would increase our fixed obligations and could include covenants or other restrictions that would impede our ability to manage our operations. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly revenue and results of operations may fluctuate from quarter to quarter due to, among others, the following reasons:
•the level of physicians’ acceptance and adoption of our products, and changes in the rates at which physicians order our Heartflow FFRCT Analysis or the percentage of CCTA scans for which our
Heartflow FFRCT Analysis is ordered;
•determinations, including the timing of determinations, by payors concerning coverage and reimbursement of our products;
•changes in coverage amounts or government and payors’ reimbursement policies;
•the timing, expense and results of research and development activities, clinical trials and any additional regulatory approvals;
•changes in AHA or ACC guidelines, or guidelines in other countries, that lower support for our products or elevate alternative products as the preferred pathway for diagnosis and management of
CAD;
•fluctuations in our expenses associated with expanding our commercial operations and operating as a public company;
•patients meeting their annual health insurance deductible later in the calendar year;
•the introduction of new products and technologies by our competitors;
•changes in our pricing policies or in the pricing policies of our competitors;
•the productivity of our sales and marketing teams, and their ability to identify physicians who consistently refer appropriate patients for CCTAs in accordance with AHA and ACC guidelines;

•quality problems with our products or the Heartflow Platform; and
•the impact of catastrophic events such as a pandemic.
Because of these and other factors, it is likely that in some future period our operating results will not meet investor expectations or those of public market analysts. Any unanticipated change in revenue or operating results is likely to cause our stock price to fluctuate. New information may cause investors and analysts to revalue our business, which could cause a decline in our stock price.
Our credit agreement contains certain restrictions that may limit our ability to operate our business. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.
The terms of the 2024 Credit Agreement and related collateral documents contain, and any future debt agreements would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets and declaring and paying dividends. Our ability to meet covenants can be affected by events beyond our control, and we may not be able to continue to meet such covenants. We have in the past, and may in the future, breach our covenants under the 2024 Credit Agreement. In March 2023, we entered into an agreement with Hayfin to temporarily waive certain covenant requirements that had not been met pursuant to our prior credit agreement with Hayfin. In the future, a breach of the covenants or the occurrence of other events (including, among others, a material adverse effect or the inability to generate cash to service our obligations under our debt agreements) specified in the 2024 Credit
Agreement and/or the related collateral documents or a future debt agreement could result in an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all obligations owing under the debt documents, if any, to be immediately due and payable, terminate all commitments to extend further credit and/or proceed against the collateral, if any, pledged to them to secure such indebtedness. For example, we have pledged substantially all of our assets, including, among others, our intellectual property, all of Heartflow’s ownership interests in Heartflow, Inc. and our foreign subsidiaries as collateral under the 2024 Credit Agreement and related collateral documents. For additional information on the 2024 Credit Agreement, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Hayfin credit agreement.” If lenders accelerate the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt and the lenders could seize collateral that was pledged as guarantee for the loan, which would harm our business and financial condition.
Amounts borrowed under the 2024 Credit Agreement can be repaid at any time, subject to applicable prepayment fees, prior to the June 14, 2028 maturity date, at which time all obligations owing under the debt documents will be due and payable. The 2024 Credit Agreement contains customary affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, covenants requiring us to deliver certain financial reports and to maintain our legal existence, regulatory authorizations and certain intellectual property rights. The negative covenants include, among others, restrictions on changing our business activities, incurring additional indebtedness and creating liens on our assets, requirements to maintain certain levels of liquidity and minimum net sales, restrictions on making investments, paying dividends, issuing securities, engaging in mergers or acquisitions, licensing our assets or making other distributions, in each case subject to customary exceptions. If we default under the 2024 Credit Agreement, Hayfin will be able to declare all obligations immediately due and payable and take control of our pledged assets, which may require us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Any event of default by us could significantly harm our business, financial condition, results of operations and prospects and could cause the price of our common shares to decline. Further, if we are liquidated, Hayfin’s right to repayment would be senior to the rights of the holders of our common shares to receive any proceeds from the liquidation.

In connection with the completion of this offering, we are obligated to repay indebtedness outstanding under the 2024 Credit Agreement in an amount equal to the lesser of (i) net cash proceeds in excess of
$150.0 million and (ii) $50.0 million (or $55.0 million if the underwriters exercise any portion of their option
to purchase additional shares). While we currently anticipate paying off $            million of outstanding
indebtedness under the 2024 Credit Agreement immediately following the completion of this offering, a portion of the indebtedness under the 2024 Credit Agreement will remain outstanding and we will be subject to the ongoing requirements of the 2024 Credit Agreement and related collateral documents.
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
All of our revenue and the majority of our expense and capital purchasing activities through the year ended December 31, 2024 and the three months ended March 31, 2025 were transacted in U.S. dollars.
Approximately 11% of our 2023 revenue, approximately 9% of our 2024 revenue and approximately 8% of our revenue for the three months ended March 31, 2025 was generated from customers outside the
United States. However, because a portion of our operations consists of business activities outside of the
United States, we have foreign currency operating expenses as well as asset and liability balances.
During the year ended December 31, 2024, we were exposed to foreign currency risks in connection with our non-U.S. operations, and we anticipate that, over time, an increasing portion of our international agreements may provide for payment denominated in foreign currencies. Changes in the exchange rates between such foreign currencies and the U.S. dollar could therefore materially impact our reported results of operations and distort period-to-period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.
We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. In the future, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations but we may not be successful in doing so. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.
Our ability to use our net operating losses and tax credits to offset future taxable income and taxes may be subject to certain limitations.
As of December 31, 2024, we had net operating loss (“NOL”) carryforwards of approximately $542.9 million and $435.5 million for federal and state income tax purposes, respectively, which may be utilized against future federal and state income taxes. Federal NOL carryforwards we generated in tax years through December 31, 2017 generally may be carried forward for 20 years and may fully offset taxable income in the year utilized, and federal NOLs we generated in tax years beginning after December 31,
2017 generally may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually for tax years beginning after December 31, 2017.
In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-
change NOLs, carryforwards and other tax attributes, such as research and development tax credits, to offset future taxable income and taxes. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of our common stock, applying certain look through and aggregation rules, increases by more than 50% over such stockholders’ lowest percentage ownership during the testing period, generally three years.
Purchases of our common stock in amounts greater than specified levels, which will be beyond our control, could create a limitation on our ability to utilize our NOLs for tax purposes in the future. We are currently completing a Section 382 study of our historic ownership changes through December 31, 2024 to determine whether the use of our NOLs is impaired. We may have previously undergone an “ownership change.” In addition, this offering or future issuances or sales of our stock, including certain transactions involving our stock that are outside of our control, could result in future “ownership changes.” “Ownership changes” that have occurred in the past or that may occur in the future, including in connection with this offering, could result in the imposition of an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce our taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused.
If we are limited in our ability to use our NOLs and tax credits in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs and tax credits, and we could be required to pay taxes earlier than we would otherwise be required, which could cause such NOLs to expire unused. This could adversely affect our results of operations. Furthermore, we may not be able to generate sufficient taxable income to utilize our pre-2018 NOLs before they expire beginning in 2030. If any of these events occur, we may not derive some or all of the expected benefits from our NOLs, and our business, financial condition, results of operations and prospects may be adversely affected as a result.
Our international operations subject us to potentially adverse tax consequences.
We currently report our taxable income in various jurisdictions based upon our business operations in those jurisdictions, including in the United States, United Kingdom, and Japan. We may in the future be subject to reporting requirements in other foreign jurisdictions. The international nature and organization of our business activities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our consolidated financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.
Our effective tax rate may vary significantly from period to period.
Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations or rates, both within and outside the United States, structural changes in our business, new accounting pronouncements or changes to existing accounting pronouncements, non-deductible goodwill impairments, changing interpretations of existing tax laws or regulations, changes in the relative proportions of revenue and income before taxes in the various jurisdictions in which we operate that have different statutory tax rates, the future levels of tax benefits of equity-based compensation, changes in overall levels of pretax earnings or changes in the valuation of our deferred tax assets and liabilities. Additionally, we could be challenged by state and local tax authorities as to the propriety of our sales tax compliance, and our results could be materially impacted by these compliance determinations.
In addition, our effective tax rate may vary significantly depending on the market price of our common stock. The tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. In periods in which the market price of our common stock is higher than the grant price of the share-based compensation vesting in that period, we will recognize excess tax benefits that will decrease our effective tax rate. In future periods in which our stock price is lower than the grant price of the share-based compensation vesting in that period, our effective tax rate may increase. The amount and value of share-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of share-based compensation on our effective tax rate. These tax effects are dependent on the market price of our common stock, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to tax liabilities with respect to past or future sales, which could adversely affect our results of operations.
We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable or that we are not required to collect such taxes with respect to the jurisdiction. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our results of operations.
Risks related to our common stock and this offering
There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.
Prior to this offering, there was no public market for our common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all.
The initial public offering price per share of common stock was determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering. The market value of our common stock may decrease from the initial public offering price. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall. Furthermore, an inactive market may also impair our ability to raise capital in the future by selling shares of our common stock.
The market price of our common stock may be volatile, which could cause the value of your investment to decline and could result in substantial losses for investors purchasing shares in this offering.
This initial public offering price may vary from the market price of our common stock after the offering. The market price of our common stock may be highly volatile and could be subject to wide fluctuations.
Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. You may be unable to resell your shares of common stock at or above the initial public offering price or at all.
We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:
•the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion
(subject to adjustment for inflation);
•the last day of the fiscal year following the fifth anniversary of this offering;
•the date on which we have, during the previous three-year period, issued more than $1 billion in non-
convertible debt; or
•the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

As a result of our “emerging growth company” status, we may take advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be adversely affected and more volatile.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.
As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements.
We have also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the listing requirements of the Nasdaq Global Select Market.
The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation.
If we are unable to design, implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.
As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. We have in the past and may in the future identify control deficiencies, including material weaknesses in our internal control over financial reporting. In connection with the preparation of our consolidated financial statements, material weaknesses in our internal control over financial reporting were identified as of and prior to December 31, 2023, which were remediated in connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2024.
Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. Further, if we identify one or more material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or if we and, if required, our auditors, are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline, and we could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that our disclosure controls and procedures as well as internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are and will be met. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
The preparation of financial statements in conformity with the United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of analysts and investors, resulting in a decline in the market price of our common stock.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
Prior to this offering, as of March 31, 2025, our executive officers, directors, owners of more than 5% of
our capital stock and their respective affiliates beneficially owned approximately             % of our
outstanding shares and, upon the completion of this offering, that same group will beneficially own
approximately             % of our outstanding shares (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.
A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, and any sales of a substantial number of shares of our common stock in the public market could cause our stock price to decline significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up agreements, market standoff and other legal restrictions on resale discussed in this prospectus, including as described under the section titled “Shares eligible for future sale—Lock-up agreements,” lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of March 31, 2025 and assuming (i) the Preferred Stock Conversion, (ii) the
Convertible Notes Conversion, (iii) no exercise of the underwriters’ option to purchase additional shares of our common stock, and (iv) no exercise of outstanding options or warrants, upon the completion of this
offering, we will have outstanding a total of                 shares of common stock. Of these shares, all of the
shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’
option to purchase additional shares, if any, will be freely tradable, without restriction, in the public market immediately following this offering, other than shares purchased by our “affiliates” (as such term is defined in Rule 144 under the Securities Act). See the section titled “Shares eligible for future sale” in this prospectus for restrictions applicable to our affiliates.
We and each of our directors, our executive officers and substantially all of our other securityholders have entered or will enter into lock-up agreements with the underwriters prior to the completion of this offering, which are described, including certain exceptions to such agreements, in the section titled “Underwriting”.
After the expiration of the lock-up agreements, as of March 31, 2025, up to approximately          million
additional shares of common stock will be eligible for sale in the public market, approximately        % of
which shares are owned by directors, executive officers and other owners of more than 5% of our outstanding common stock, stock options, warrants and securities convertible into our common stock and will be subject to Rule 144 under the Securities Act.
Furthermore, an additional approximately        % of our outstanding common stock, stock options,
warrants and other securities convertible into or exercisable or exchangeable for our common stock are subject to market standoff restrictions with us that include restrictions on the sale, transfer or other disposition of shares, among other things and subject to certain exceptions, for a period of 180 days commencing on the date of this prospectus. As a result of the foregoing, substantially all of our outstanding common stock, stock options, warrants and other securities convertible into or exercisable or exchangeable for our common stock are subject to a lock-up agreement or market standoff provisions for a period of 180 days commencing on the date of this prospectus. See the section titled “Shares eligible for future sale” for additional information.
After this offering, based upon the number of shares outstanding as of March 31, 2025, the holders of
approximately         million shares of our common stock, or approximately        % of our total outstanding
common stock, will be entitled to rights with respect to the registration of their shares under the Securities
Act, subject to the lock-up agreements and market standoff restrictions described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders or any perception that these shares may be sold could have a material adverse effect on the trading price of our common stock. In addition, a security holder who is not subject to market standoff restrictions with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, pledge or otherwise dispose of their equity interests at any time.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, Delaware federal district court)
will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the
Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or to our stockholders, any action asserting a claim against us arising pursuant to the
Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time) or as to which the Delaware
General Corporation Law confers jurisdiction on the Delaware Court of Chancery, or any action asserting a claim against us that is governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Further, our amended and restated certificate of incorporation will provide that the foregoing choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions of the amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
We believe these provisions may benefit us by providing increased consistency in the application of
Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. However, this choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations and prospects.
General risk factors
We will have broad discretion in the use of net proceeds to us from this offering and may not use them effectively.
In connection with the completion of this offering, we are obligated to use certain of the net proceeds from
this offering to repay approximately $               million of the indebtedness outstanding under the 2024
Credit Agreement and to pay approximately $          million of fees in connection therewith. We expect to
use the remainder to fund our sales and marketing efforts, fund research and product development activities and for other general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds from this offering to acquire complementary businesses, products, services, or technologies. See the section titled “Use of proceeds”
for additional information. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering, including for any of the purposes described in the section titled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including government securities and money market funds.
If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including government securities and money market funds. These investments may not yield a favorable return to our investors.
Investors in this offering will experience immediate and substantial dilution.
The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted
net tangible book value per share after this offering. Based on the initial public offering price of $        per
share, you will experience immediate dilution of $          per share, representing the difference between
our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have
contributed        % of the aggregate price paid by all purchasers of our common stock but will own only
approximately        % of our total equity outstanding after this offering. Furthermore, you will experience additional dilution if the underwriters exercise their option to purchase additional shares, outstanding options and warrants are exercised, upon the vesting of outstanding restricted stock awards or when we otherwise issue additional shares of common stock. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution” included elsewhere in this prospectus.
We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determinations regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend upon then-existing conditions, including our financial condition, results of operations, contractual restrictions, general business conditions, capital requirements, and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends is currently restricted by the terms of the 2024 Credit Agreement. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.
If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.
We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus, including in the section titled “Risk factors,” and in our future public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If actual circumstances differ from those in our assumptions, our operating and financial results could fall below our publicly announced guidance or the expectations of investors. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or investors generally, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.
If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the market price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us downgrade their evaluations of our stock or issue an adverse opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
We may be subject to securities litigation, which is expensive and could divert management attention.
In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future.
These events may also result in or be concurrent with investigations by the SEC. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could seriously harm our business.
Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.
Our amended and restated certificate of incorporation, to be in effect upon the completion of this offering, and our amended and restated bylaws, to be in effect upon the effectiveness of the amended and restated certificate of incorporation, will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:
•a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
•our directors may be removed by our stockholders only for cause;
•no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•the exclusive right of our board of directors to change the size of the board of directors and to elect a director to fill a new directorship created by the expansion of the board of directors or a vacancy created by the resignation, death or removal of a director, which prevents stockholders from being able to change the board’s size or fill new directorships and vacancies on our board of directors;
•the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror or adopt a stockholder rights plan;

•the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;
•the required approval of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors to remove directors or to adopt, amend, alter or repeal our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation;
•a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
•the requirement that a special meeting of stockholders may be called only by our secretary at the request of our board of directors, the chairman of our board of directors, or our chief executive officer, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
•advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.
We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General
Corporation Law (“Section 203”). Under Section 203, a corporation may not, in general, engage in a business combination (as defined in Section 203) with any interested stockholder (generally defined by
Section 203 to include holders of 15% or more of our capital stock) unless the interested stockholder has held the stock for three years or, among other exceptions and exclusions, the board of directors has approved the business combination transaction or the transaction that resulted in the stockholder becoming an interested stockholder. For a description of our capital stock, see the section titled
“Description of capital stock.”

Special note regarding forward-looking statements
This prospectus, including the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business,” contains express or implied forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “will,”
“shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,”
“believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our business model and strategic plans for our products, technologies and business, including our implementation thereof;
•our ability to continue improving our products and technologies, including our AI Technologies;
•our expectations regarding government and third-party payor coverage and reimbursement;
•the implementation of our business model and strategic plans;
•our ability to commercialize, manage and grow our business by increasing our sales to existing customers or introducing our products to new customers;
•our ability to compete with other companies engaged in the development of products, including algorithm-based diagnostic analysis products, that provide existing non-invasive tests that aid in the evaluation of CAD;
•our expectations regarding the potential addressable market size for our products;
•our expectation about market trends;
•our ability to attract, hire and retain key personnel and additional qualified personnel;
•our ability to effectively manage our growth;
•FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry generally, including potential effects of evolving and/or extensive government regulation;
•our ability to obtain, maintain and expand regulatory clearances for our products and any new products we create;
•our ability to establish and maintain intellectual property protection for our products or avoid claims of infringement;
•our expectations regarding the use of the net proceeds from this offering and our existing cash and cash equivalents;
•estimates of our expenses, future revenue, capital requirements, needs for additional financing and our ability to obtain additional capital;
•our ability to expand internationally;
•general economic, industry, and market conditions, including rising interest rates and inflation;
•our future financial performance; and

•other risks and uncertainties, including those listed under the caption “Risk factors.”
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk factors”
and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Market and industry data
This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management or third parties, including but not limited to, Clarivate and the publications listed below.
Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. These data and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in these estimates, publications, and reports made by third parties or us.
Unless otherwise expressly stated, we obtained such industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.
The sources of certain statistical data, estimates and forecasts contained in this prospectus are from the following publications:
•Martin et al., Circulation 149:e347, 2024 (the “Martin paper”);
•Bhatt et al., JAMA 327:662, 2022 (the “Bhatt paper”);
•Kofoed et al., Journal of the American College of Cardiology 77:1044, 2021 (the “Kofoed paper”);
•Hoffmann et al., Circulation 135:2320, 2017 (the “Hoffman paper”);
•Yang et al., BMJ Open 2017;7:e011684, 2017 (the “Yang paper”);
•MacDonald, Current Developments in Nutrition 6:925, 2022 (the “MacDonald paper”);
•Nakanishi et al., The International Journal of Cardiovascular Imaging 33: 2067, 2017 (the “Nakanishi
paper”);
•Yokota et al., Netherlands Heart Journal 26:192, 2018 (the “Yokota paper”);
•Patel et al., American Heart Journal 167:846, 2014 (the “2014 Patel paper”);
•Patel et al., New England Journal of Medicine 362:886, 2010 (the “2010 Patel paper”);
•Wang et al., American Journal of Roentgenology 191:409, 2008 (the “Wang paper”); and
•Ni et al., American Heart Journal 157:46, 2009 (the “Ni paper”).
Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special note regarding forward-looking statements.”

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $            million (or
approximately $            million if the underwriters exercise in full their option to purchase up
to               additional shares of common stock), based on the assumed initial public offering price of
$            per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $            per share of our
common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by
approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as
applicable, the net proceeds to us from this offering by approximately $            million, assuming the
assumed initial public offering price of $            per share of our common stock, which is the midpoint of
the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
In connection with the completion of this offering, we are obligated to use certain of the net proceeds from this offering to repay $50.0 million (or $55.0 million if the underwriters exercise any portion of their option to purchase additional shares of common stock) of the indebtedness outstanding under the 2024 Credit
Agreement and to pay approximately $            million of fees in connection therewith. In connection with the issuance of the 2025 Convertible Notes in January 2025, we entered into Amendment No. 1 to the
2024 Credit Agreement, pursuant to which entities affiliated with Hayfin converted $23.0 million of outstanding indebtedness under the 2024 Credit Agreement in connection with the 2024 Term Loan
Conversion and became holders of 5% or more of our capital stock as of March 31, 2025. The 2024
Credit Agreement bears interest equal to the sum of (i) 7.0% (or 6.0% if the alternative base rate is in effect) plus (ii) the greater of (x) the forward-looking term rate based on the Secured Overnight Financing
Rate (“SOFR”) for a respective tenor (or the alternative base rate, if applicable), and (y) 2.0%. The alternative base rate equals to the sum of (i) 6.0% plus (ii) the greater of (1) the Wall Street Journal Prime
Rate, plus 0.5%, (2) the Federal Reserve Bank of New York rate plus 0.5% or (3) CBA Term SOFR for one month tenor plus 1.0%. The 2024 Credit Agreement matures on June 14, 2028. Borrowings under the
2024 Credit Agreement were used to refinance outstanding indebtedness.
We expect to use the remainder of the net proceeds from this offering, together with our existing cash and cash equivalents, to fund our sales and marketing efforts, fund research and product development activities and for other general corporate purposes, including working capital, operating expenses, and capital expenditures. With respect to funding research and product development activities, we plan to deploy net proceeds from this offering into three main areas of research and development: (i) new products to drive greater efficiency and reduce manual involvement by the imaging physician, including software tools that reduce imager time spent reading and reporting on CCTA images; (ii) new features that enhance the clinical utility and ease of use of our existing products, including a more intuitive and simplified user interface; and (iii) new clinical evidence to support expanded indications of our Heartflow
Platform into high risk asymptomatic patients and longer term, lower risk asymptomatic patients.
We may also use a portion of the net proceeds from this offering to acquire complementary businesses, products, services, or technologies. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.

Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to
fund our planned operations through                     . We have based this estimate on our current
assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above.
Accordingly, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including government securities and money market funds.

Dividend policy
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determinations regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend upon then-existing conditions, including our financial condition, results of operations, contractual restrictions, general business conditions, capital requirements, and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends is currently restricted by the terms of our 2024 Credit Agreement. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

Capitalization
The following table sets forth our cash and cash equivalents and our capitalization, as of March 31, 2025:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the Preferred Stock Conversion, which will occur immediately
prior to the completion of this offering, (ii)            shares issuable in connection with the Convertible
Notes Conversion at the assumed initial public offering price of $             per share, which is the
midpoint of the estimated price range set forth on the cover page of this prospectus, and the resultant reclassification of our derivative liability to additional paid-in capital, a component of stockholders’
equity (deficit), which will occur upon the completion of this offering, as if each had occurred as of
March 31, 2025, and (iii) the adoption, filing, and effectiveness of our amended and restated
certificate of incorporation, to be in effect upon the completion of this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments discussed above, (ii)
the issuance and sale of          shares of common stock in this offering at the assumed initial public
offering price of $           per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the assumed repayment of $50.0 million of the indebtedness outstanding under the 2024 Credit Agreement and payment of approximately
$            million of fees in connection therewith.
You should read this table together with the sections titled “Summary consolidated financial data,”
“Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing.

	As of March 31, 2025
(in thousands, except share and per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents .......................................................	$109,786	$	$
2024 Term Loan ..........................................................................	113,831
2025 Convertible Notes .............................................................	65,824
Derivative liability ........................................................................	40,945
Redeemable convertible preferred stock, $0.001 par value; 122,231,454 shares authorized; 122,231,454 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted ................................................................	768,566
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted ....................................	—
Common stock, $0.001 par value; 210,300,000 shares authorized, 18,259,138 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted ..................................................................	18
Additional paid-in capital ...........................................................	115,299
Accumulated deficit ....................................................................	(1,003,304)
Total stockholders’ equity (deficit) ............................................	(888,995)
Total capitalization ......................................................................	$101,179	$	$

(1)Each $1.00 increase or decrease in the assumed initial public offering price of $           per share of our common stock, which is the
midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity (deficit), and total
capitalization by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in-capital,
total stockholders’ equity (deficit), and total capitalization by approximately $           million, assuming the assumed initial public offering
price of $           per share of our common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase up to                      additional shares of common
stock, pro forma as adjusted cash and cash equivalents, 2024 Term Loan, additional paid-in capital, total stockholders’ equity (deficit), total capitalization, and shares of common stock outstanding as of March 31,
2025 would be $           , $           , $           , $           , $           , and                      shares, respectively.
The number of shares of our common stock to be outstanding after this offering, pro forma and pro forma
as adjusted, in the table above is based on                 shares of our common stock outstanding as of
March 31, 2025, after giving effect to (i) the Preferred Stock Conversion, which will occur immediately prior to the completion of this offering, (ii) the Convertible Notes Conversion, which will occur upon the completion of this offering, and (iii) the adoption, filing, and effectiveness of our amended and restated

certificate of incorporation, to be in effect upon the completion of this offering, as if each had occurred as of March 31, 2025, and excludes:
•25,066,625 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2025 under our 2009 Equity Incentive Plan, with a weighted-average exercise price of
$1.71 per share;
•621,827 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2025 under our 2009 Equity Incentive Plan, with a weighted-average exercise price of $4.67 per share;
•4,811,190 shares of our common stock issuable upon the exercise of warrants outstanding as of
March 31, 2025 held by Hayfin, with an exercise price of $0.01 per share;
•939,911 shares of our common stock reserved for future issuance under our 2009 Equity Incentive
Plan;
•                shares of our common stock to be reserved for future issuance under the 2025 Plan, which will become effective upon the commencement of trading of our common stock on the Nasdaq Global
Select Market, from which we will grant RSUs covering approximately                 shares of common
stock concurrently with this offering (based on the assumed initial public offering price of $
             per share, which is the midpoint of the price range set forth on the cover page of this prospectus), as well as any future increases in the number of shares of common stock reserved for issuance under the 2025 Plan; and
•                shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the commencement of trading of our common stock on the Nasdaq Global
Select Market, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Dilution
If you purchase shares of our common stock in this offering, your ownership interest will be immediately and substantially diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of March 31, 2025, our historical net tangible book value (deficit) was $(939.9) million, or $(51.47) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying values of our redeemable convertible preferred stock. Our historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the aggregate number of shares of our common stock outstanding as of March
31, 2025. Total tangible assets represents total assets less capitalized internal-use software, capitalized contract costs, unamortized debt discount and issuance costs, and deferred initial public offering costs.
Our pro forma net tangible book value (deficit) as of March 31, 2025 was $            million, or $            per
share. Pro forma net tangible book value per share represents total tangible assets, less total liabilities, divided by the total aggregate number of shares of our common stock outstanding as of March 31, 2025, after giving effect to:
•the Preferred Stock Conversion, which will occur immediately prior to the completion of this offering, as if it had occurred as of March 31, 2025;
•the Convertible Notes Conversion, which will occur upon the completion of this offering, as if it had occurred as of March 31, 2025; and
•the adoption, filing, and effectiveness of our amended and restated certificate of incorporation, to be in effect upon the completion of this offering.
After giving further effect to the issuance and sale by us of                  shares of our common stock in this
offering at the assumed initial public offering price of $            per share, which is the midpoint of the
estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the assumed repayment of $50.0 million of the indebtedness outstanding under the 2024 Credit Agreement
and to pay approximately $            million of fees in connection therewith, our pro forma as adjusted net
tangible book value (deficit) as of March 31, 2025 would have been $            million, or $            per share.
This represents an immediate increase in pro forma net tangible book value to existing stockholders of
$            per share and an immediate dilution in pro forma net tangible book value to new investors of
$            per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our common stock sold in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share ...................................................		$
Historical net tangible book value (deficit) per share as of March 31, 2025 ..	$(51.47)
Pro forma increase in net tangible book value per share as of
March 31, 2025 attributable to the pro forma adjustments described above....................................................................................................................

Pro forma net tangible book value per share as of March 31, 2025 ..........
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering .....................................................
Pro forma as adjusted net tangible book value per share after this offering .
Dilution per share to new investors participating in this offering .....................		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price, the number of shares we sell, and other terms of this offering that will be determined at pricing.
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is
the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by
$           per share and the dilution per share to investors participating in this offering by $           per share,
assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after
this offering by $           per share and decrease the dilution per share to investors participating in this
offering by $           per share, and each 1.0 million share decrease in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by
$           per share and increase the dilution per share to investors participating in this offering by
$           per share, in each case assuming the initial public offering price of $           per share remains the
same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase up to                      additional shares of common
stock, the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this
offering would be $           per share, and the dilution per share to investors participating in this offering
would be $           per share, assuming the assumed initial public offering price of $           per share, which
is the midpoint of the estimated price range set forth on the cover page of this prospectus.
The following table summarizes, as of March 31, 2025, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring our common
stock in this offering at the assumed initial public offering price of $           per share, the midpoint of the
estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
Existing stockholders ......................		%	$	%	$
New investors ...................................					$
Total ...................................................		100%		$100%	$

Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is
the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all
stockholders by approximately $           million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Similarly, each 1.0 million share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration
paid by all stockholders by $           million, assuming the assumed initial public offering price of
$           per share of common stock remains the same, before deducting estimated underwriting discounts and commissions.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’
option to purchase additional shares. If the underwriters exercise in full their option to purchase up
to           additional shares of common stock, our existing stockholders would own           %, and our new
investors would own           % of the total number of shares of our common stock outstanding upon the completion of this offering.
The foregoing tables and calculations (other than historical net tangible book value) are based
on           shares of our common stock outstanding as of March 31, 2025, after giving effect to (i) the
Preferred Stock Conversion, which will occur immediately prior to the completion of this offering, (ii) the
Convertible Notes Conversion, which will occur upon the completion of this offering, as if it had occurred as of March 31, 2025 and (iii) the adoption, filing, and effectiveness of our amended and restated
certificate of incorporation, to be in effect upon the completion of this offering, and excludes:
•25,066,625 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2025 under our 2009 Equity Incentive Plan, with a weighted-average exercise price of
$1.71 per share;
•621,827 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2025 under our 2009 Equity Incentive Plan, with a weighted-average exercise price of $4.67 per share;
•4,811,190 shares of our common stock issuable upon the exercise of warrants outstanding as of
March 31, 2025 held by Hayfin, with an exercise price of $0.01 per share;
•939,911 shares of our common stock reserved for future issuance under our 2009 Equity Incentive
Plan;
•                shares of our common stock to be reserved for future issuance under the 2025 Plan, which will become effective upon the commencement of trading of our common stock on the Nasdaq Global
Select Market, from which we will grant RSUs covering approximately                 shares of common
stock concurrently with this offering (based on the assumed initial public offering price of $
             per share, which is the midpoint of the price range set forth on the cover page of this prospectus), as well as any future increases in the number of shares of common stock reserved for issuance under the 2025 Plan; and

•                shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the commencement of trading of our common stock on the Nasdaq Global
Select Market, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.
To the extent that any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s discussion and analysis of financial condition
and results of operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk factors” and elsewhere in this prospectus. You should carefully read the section titled “Risk factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special note regarding forward-looking statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
We have pioneered the use of software and AI to deliver a more accurate and clinically effective non-
invasive solution for diagnosing and managing coronary artery disease (“CAD”), a leading cause of death worldwide. As of March 31, 2025, our Heartflow Platform has been used to assess CAD in more than
400,000 patients, including 132,000 in 2024 alone. We believe that we are the most widely adopted AI-
powered test for CAD. Our novel platform leverages AI and advanced computational fluid dynamics to create a personalized 3D model of a patient’s heart from a single coronary computed tomography angiography (“CCTA”), a specialized type of scan that provides detailed images of the heart’s arteries.
Our Heartflow Platform delivers actionable insights on blood flow, stenosis, plaque volume and plaque composition thereby overcoming the limitations of traditional non-invasive imaging tests which rely on indirect measures of coronary disease and lead to higher false negative and false positive rates as demonstrated by our PRECISE trial. We believe the differentiated accuracy and clinical utility of our
Heartflow Platform, along with its ability to enhance workflows, will continue to support our growth and advance the “CCTA + Heartflow” pathway as the definitive standard for the non-invasive diagnosis and management of CAD.
To date, we have developed three software products (with a fourth product expected to launch in 2026)
under the Heartflow Platform that provide physicians with the critical insights needed to effectively diagnose and manage CAD:
•Heartflow RoadMap Analysis offers a highly intuitive anatomic visualization of the coronary arteries, helping physicians quickly identify clinically relevant areas to focus their review. We provide Heartflow
RoadMap Analysis to accounts as an integrated feature to enhance the efficiency of their CCTA program and it is not a stand-alone product.
•Heartflow FFRCT Analysis calculates blood flow and pinpoints clinically significant CAD, which is CAD with a fractional flow reserve (“FFR”) value of 0.80 or below, at every point in the major coronary arteries. FFR measures the severity of blood flow restriction in the coronary arteries on a scale of 1.0
(no restriction) to 0.0 (complete blockage) by assessing pressure differences across a stenosis during induced stress, guiding decisions on whether a patient requires invasive revascularization.
•Heartflow Plaque Analysis provides a comprehensive assessment of coronary plaque, enabling optimized medical treatment strategies.
•Heartflow PCI Planner, which we expect to launch in 2026, will provide advanced visualization and clinical insights to optimize revascularization strategies, guide device selection, enhance procedural efficiency, and improve patient care. We plan to provide Heartflow PCI Planner to accounts as an integrated feature to enhance procedural efficiency, not as a stand-alone product.
The Heartflow Platform has an existing commercial presence and regulatory approval in the United
States, United Kingdom, European Union, Australia, Canada and Japan. We have developed a highly scalable, capital efficient commercial model that combines Territory Sales Managers (“TSMs”) who drive new account adoption with Territory Account Managers (“TAMs”) who focus on increasing utilization by educating referring physicians. Our commercial team does not cover cases or otherwise spend time in an operating room or lab setting, which enables them to focus solely on driving commercial adoption and educational activities. We also have small, direct commercial teams in our international markets. In the future, we may expand our international presence beyond these markets.
Our technology is simple and intuitive and does not require the purchase of any capital equipment. Our onboarding process seamlessly integrates the Heartflow Platform into the customer’s daily workflow.
These unique attributes of our business model afford our commercial organization a differentiated level of efficiency and scalability.
We have experienced considerable revenue growth since we began commercializing the Heartflow
Platform in 2015, driven primarily by growth in our account base and increasing test volumes at accounts in our installed base. We recognized revenue of $87.2 million for the year ended December 31, 2023, compared to revenue of $125.8 million for the year ended December 31, 2024. For the three months ended March 31, 2024 and 2025, we recognized revenue of $26.8 million and $37.2 million, respectively.
Substantially all of our revenue is generated on a “pay-per-click” basis each time a physician chooses to review either our Heartflow FFRCT Analysis, Heartflow Plaque Analysis, or both and we recognize usage-
driven fee revenue upon delivery of the requested analysis to the physician. Heartflow FFRCT Analysis has served as our commercial foundation, representing 99% of our total revenue as of March 31, 2025. In the second half of 2023, we initiated limited market education efforts for Heartflow Plaque Analysis, our second commercial product. Our Heartflow RoadMap Analysis is generally provided as a workflow efficiency tool to drive customer retention and loyalty and is not a stand-alone product.
To date, we have primarily funded our operations with proceeds from sales of shares of our redeemable convertible preferred stock, common stock and convertible promissory notes, borrowings under our term loans and revenue received from our customers. As of March 31, 2025, we had $109.8 million in cash and cash equivalents. In January and March 2025, we issued $98.3 million in aggregate principal amount of the 2025 Convertible Notes to investors, including related parties, with original maturity dates of 48 months from the dates of issuance. The consideration for the issuance of the 2025 Convertible Notes was comprised of $74.0 million in cash, $1.3 million in aggregate principal amount of notes issued in lieu of cash compensation to certain employees, and the exchange of $23.0 million of outstanding indebtedness under the 2024 Credit Agreement (as defined below).
We have incurred significant operating losses and negative cash flows since our inception and we expect to continue to incur losses as we grow and transition to operating as a public company. Our net loss for the years ended December 31, 2023 and 2024 was $95.7 million and $96.4 million, respectively. For the three months ended March 31, 2024 and 2025, our net loss was $20.9 million and $32.3 million, respectively. As of December 31, 2023 and 2024, we had an accumulated deficit of $874.5 million and
$971.0 million, respectively. As of March 31, 2025, we had an accumulated deficit of $1.0 billion.
Based on our current operating plan, we believe that the expected cash generated from revenue transactions with customers and our existing cash and cash equivalents will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We may experience lower than expected cash generated from operating activities or greater than expected capital expenditures, cost of revenue, or operating expenses, and may need to raise additional capital to fund operations, further research and development activities, or acquire, invest in, or in-license other businesses, assets, or technologies.

Key factors affecting our results of operations and performance
We believe there are several important factors that have impacted and that we expect will continue to impact our operating performance and results of operations for the foreseeable future. These factors include, among others:
•Rate of adoption of CCTA in the market and our ability to increase adoption of the CCTA + Heartflow pathway among both referring and reading physicians.
•Ability to successfully introduce our Heartflow Plaque Analysis and other new products and the rate at which they are adopted by physicians.
•Ability to automate an increasing number of the manual components of our production process and the rate at which we hire and train analysts to full productivity.
•We experience seasonality throughout the year based on a number of factors, including staff availability, vacations, weather and other macro economic events.
•Publications of clinical results by us and third parties.
Heartflow revenue cases
We regularly review a number of operating and financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions. Substantially all of our revenue is generated on a “pay-per-click” basis each time a physician chooses to review either our Heartflow FFRCT Analysis, Heartflow Plaque Analysis, or both and we recognize usage-driven fee revenue upon delivery of the requested analysis to the physician. We define a
“Heartflow revenue case” as each time an account orders and we deliver the requested analysis to the physician. For example, the ordering of both an Heartflow FFRCT Analysis and a Heartflow Plaque
Analysis from a single CCTA counts as two revenue cases. We define an “account” as any individual facility that orders a Heartflow FFRCT Analysis, Heartflow Plaque Analysis, or both. Accounts may have more than one reading physician or CT machine. The following table lists these revenue cases in each of the three month periods as indicated:

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Revenue cases ..........	12,316	12,701	14,865	16,697	19,537	21,769	23,195	24,897	28,803	33,039	34,970	37,805	40,336

The period-to-period change in Heartflow revenue cases is an indicator of our ability to drive adoption and generate sales revenue, and is helpful in tracking the progress of our business. We believe that Heartflow revenue cases are representative of our current business; however, we anticipate this metric may be substituted for additional or different metrics as our business grows.
Components of our results of operations
Revenue
Substantially all of our revenue comprises usage-driven fees from accounts who order either our
Heartflow FFRCT Analysis, Heartflow Plaque Analysis, or both. We recognize usage-driven fee revenue upon delivery of the requested analysis to the physician. Key factors that drive our revenue include revenue case growth from our installed base and the success of our sales force in expanding adoption of the Heartflow Platform to new accounts and expanding the utilization of our system by accounts in our installed base. We consider an account that has our Heartflow solution deployed with the ability to send us CCTA images for processing as being part of our installed base. New accounts generally take 12 months to reach steady state revenue case volumes. We consider steady state case volumes to be attained once the account reaches FFRCT utilization rates approaching 33% of CCTAs occurring at the account—a level that is generally sustained over time based on historical trends. Our Heartflow FFRCT
Analysis is indicated for patients with stenosis levels between 40% and 90% and we believe approximately 33% of patients have this level of stenosis. For purposes of managing our business, we do not separately track increases in revenue solely attributable to new accounts. Revenue cases generated from clinic or office-based accounts typically carry a lower pricing than hospital-based accounts, commensurate with their lower reimbursement levels. We expect the percentage of our revenue cases generated from clinic or office-based accounts to continue to increase over time. For the years ended
December 31, 2023 and 2024, the percentage of our U.S. revenue cases attributable to office and clinic-
based accounts was 22% and 28%, respectively. For the three months ended March 31, 2024 and 2025, the percentage of our U.S. revenue cases attributable to office and clinic-based accounts was 28% and
30%, respectively.
While a single customer may include multiple accounts, no single customer accounted for 10% or more of our revenue during the years ended December 31, 2023 and 2024 or for the three months ended March
31, 2024 and 2025. However, the decision-making function for some of these accounts is concentrated in a relatively small number of customers, such that the loss of one customer could result in a disproportionate loss across our accounts. For example, for the year ended December 31, 2024, our top two largest customers, both large health systems with multiple accounts, collectively represented approximately 8% of our revenue. As we expand the adoption of the Heartflow Platform, we expect a majority of new accounts to come from new customers, decreasing our customer concentration risk.
Our revenue has fluctuated, and we expect it to continue to fluctuate from quarter-to-quarter due to a variety of factors including the number of accounts in our installed base, the volume of Heartflow Platform usage by accounts in our installed base, changes in the mix of customer accounts and seasonality. We may experience fluctuations in the volume of Heartflow Platform usage by our customers based on seasonal factors that impact the number of radiologists and support staff available to conduct CCTAs at customer accounts.
Cost of revenue and gross margin
Cost of revenue consists of personnel and related expenses, including stock-based compensation costs, primarily related to our production team. Additional costs include third-party hosting fees, amortization of capitalized internal-use software, amortization of contract fulfillment costs as well as royalties associated with technology licenses used in connection with the delivery of our product and allocated overhead, which includes facilities expenses, equipment, depreciation and technology services. The role of the production team is to support our patient case volume revenue by performing defined quality-related activities on CCTA scans submitted by our customers for analysis. The portion of these costs that supports patient case volume revenue is recorded as cost of revenue. The production team also supports activities in our clinical trials and research and development, which are allocated as research and development expense. We expect cost of revenue to increase as we hire additional personnel in our production team to support our increasing patient case volume.
We calculate gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily by our production team costs, the timing of hiring new production team members and training them to full productivity, the timing of our acquisition of new customers and pricing and commercialization of Heartflow Plaque Analysis and other new products.
Although, we expect our gross margin to fluctuate from period to period, based upon the factors described above, we believe our gross margin will increase over the long term as we leverage the AI-based nature of our software platform to automate an increasing number of the manual components of our production teams’ process, thereby lowering the cost of revenue per analysis. We also expect increased revenues from our Heartflow Plaque Analysis, to positively impact our gross margin, as it runs on the same CCTA scan as Heartflow FFRCT Analysis. In the short term, we expect gross margin to decrease as we hire and train additional personnel in our production team to support our increasing patient case volume.

Operating expenses
Research and development
Research and development expenses are incurred in connection with the advancement of the Heartflow
Platform with the goal to introduce products, features and improvements aimed at increasing the value proposition for our customers by expanding its applicability to additional disease states and patient populations. Research and development expenses consist primarily of engineering, product development, consulting services, clinical studies to develop and support our products, regulatory activities, medical affairs, and other costs associated with products and technologies that are in development. Research and development expenses consist of personnel and related expenses, including stock-based compensation costs, clinical trials, third-party consulting costs, the portion of the costs incurred by our production team to support clinical trials and research and development efforts, and allocated overhead, including facilities expenses, equipment and depreciation. Our research and development team is comprised of PhD research scientists with expertise in AI-based algorithms and medical imaging, alongside software engineers skilled in cloud architecture, AI algorithms, machine and deep learning and 3D visualization, as well as product managers and designers who ensure optimal customer experience and design. We record research and development expenses in the periods in which they are incurred. We expect our research and development expenses to increase as we conduct clinical studies for expanded indications for use and to hire additional personnel to develop new product offerings and product enhancements.
Selling, general and administrative
Selling, general and administrative expenses consist of personnel and related expenses, including stock-
based compensation costs, related to selling and marketing, commercial operations, reimbursement, finance, legal, information technology and human resources functions. Other expenses include sales commission, marketing initiatives, professional service fees (including legal, audit, accounting and tax fees), market access work to secure reimbursement for our technologies, travel expenses, conferences and trade shows, and allocated overhead, which includes facilities expenses, software licenses, depreciation and other miscellaneous expenses.
We expect that our selling, general and administrative expenses will increase in the future as a result of expanding our operations, including hiring personnel, to both drive and support anticipated growth as well as various incremental costs associated with operating as a public company. We expect that our costs will increase related to legal, audit, accounting fees, consulting fees, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs and other expenses that we did not incur as a private company. However, we expect selling, general and administrative expenses to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.
Interest expense, net
Interest expense, net consists primarily of interest expense on our 2024 Term Loan and related amortization of debt discount and debt issuance costs. Interest income is primarily interest earned on our cash and cash equivalents.
Other expense, net
Other expense, net consists primarily of changes in fair value related to our Convertible Notes, common stock warrant and derivative liability as well as foreign exchange transaction gains or losses from transactions and asset and liability balances denominated in currencies other than the U.S. dollar. We will continue to record adjustments to the estimated fair value of the common stock warrant liability until the warrants are exercised or expire and to the estimated fair value of the derivative liability until the convertible notes are repaid or converted.

Provision for income taxes
Provision for income taxes consists of income tax expense in foreign jurisdictions. To date, we have not recorded any U.S. federal or state income tax expense. We have net deferred tax assets for U.S. federal income taxes for which we provide a full valuation allowance. Due to our history of net operating losses since inception, we expect to maintain a full valuation allowance in the foreseeable future due to uncertainties regarding our ability to realize these assets.
Results of operations
Comparison of three months ended March 31, 2024 and 2025
The following table summarizes our results of operations for the three months ended March 31, 2024 and
2025:

	Three months ended March 31,		Change
(dollars in thousands)	2024	2025	$	%
Revenue .............................................................	$26,843	$37,205	$10,362	39%
Cost of revenue ................................................	7,420	9,264	1,844	25%
Gross profit ........................................................	19,423	27,941	8,518	44%
Operating expenses:
Research and development ............................	9,443	13,924	4,481	47%
Selling, general and administrative ...............	26,038	31,519	5,481	21%
Total operating expenses ................................	35,481	45,443	9,962	28%
Loss from operations .......................................	(16,058)	(17,502)	(1,444)	9%
Interest expense, net .......................................	(4,731)	(4,550)	181	-4%
Other expense, net ...........................................	(215)	(10,293)	(10,078)	*
Loss before provision for income taxes ........	(21,004)	(32,345)	(11,341)	54%
(Provision for) benefit from income taxes .....	72	—	(72)	-100%
Net loss ..............................................................	$(20,932)	$(32,345)	$(11,413)	55%

*:    Not Meaningful
Revenue
Revenue increased $10.4 million, or 39%, to $37.2 million during the three months ended March 31,
2025, compared to $26.8 million during the three months ended March 31, 2024. The increase in revenue was primarily attributable to a 40% increase in revenue case volume.
Cost of revenue and gross margin
Cost of revenue increased $1.8 million, or 25%, to $9.3 million during the three months ended March 31,
2025, compared to $7.4 million during the three months ended March 31, 2024. This increase was attributable to $0.7 million in personnel and related expenses, $0.3 million in amortization of capitalized internal-use software, $0.3 million in allocated overhead, and a net change of $0.2 million in capitalized and amortized contract fulfillment costs. Personnel and related expenses included $0.1 million and $0.1 million of stock-based compensation costs during the three months ended March 31, 2025 and 2024, respectively. Gross margin for the three months ended March 31, 2025 increased to 75% as compared to
72% for the three months ended March 31, 2024. The gross margin increase during the three months ended March 31, 2025 was primarily driven by increased revenue cases as compared to the three months ended March 31, 2024. The three months ended March 31, 2025 also benefited from efficiency improvements that were introduced throughout 2024 and were in place during the entire three months ended March 31, 2025, which lowered the cost of revenue per analysis.

Research and development expenses
Research and development expenses increased $4.5 million, or 47%, to $13.9 million during the three months ended March 31, 2025, compared to $9.4 million during the three months ended March 31, 2024.
The increase in research and development expenses was primarily attributable to an increase of
$2.9 million in personnel and related expenses directly associated with an increase in headcount,
$0.7 million in clinical trial expenses, $0.6 million in consulting and professional fees, and $0.1 million in software-related costs. Personnel and related expenses included $0.5 million and $0.5 million of stock-
based compensation costs during the three months ended March 31, 2025 and 2024, respectively.
Selling, general and administrative expenses
Selling, general and administrative expenses increased $5.5 million, or 21%, to $31.5 million during the three months ended March 31, 2025, compared to $26.0 million during the three months ended March 31,
2024. The increase in selling, general and administrative expenses was primarily attributable to an increase of $2.8 million in personnel and related expenses directly associated with an increase in headcount, $2.6 million in professional fees, including legal, audit and consulting fees, and $0.9 million in marketing expenses, partially offset by a decrease of $0.3 million in allocated overhead and $0.6 million of capitalized commission costs. Personnel and related expenses included $1.9 million and $2.1 million of stock-based compensation costs for the three months ended March 31, 2025 and 2024, respectively.
Interest expense, net
Interest expense, net decreased to an expense of $4.6 million during the three months ended March 31,
2025, compared to an expense of $4.7 million during the three months ended March 31, 2024. This decreased expense was attributable to a lower aggregate outstanding principal balance under our 2024
Term Loan related to the conversion of $23.0 million in principal to convertible notes in January 2025 offset by lower interest rates earned on money market funds. As of March 31, 2025 and 2024, the aggregate outstanding principal balance (including interest paid-in-kind) under our 2024 Term Loan was
$115.1 million and $138.1 million, respectively.
Other expense, net
Other expense, net increased to an expense of $10.3 million during the three months ended March 31,
2025, compared to an expense of $215,000 during the three months ended March 31, 2024. The increase was primarily attributable to the remeasurement and recognition of the change in fair value related to our common stock warrant liability of $1.6 million and the remeasurement and recognition of $9.0 million related to the derivative liability during the three months ended March 31, 2025.
(Provision for) benefit from income taxes
Benefit from income taxes was $72,000 for the three months ended March 31, 2024 related to our foreign taxes. There was no provision for income taxes during the three months ended March 31, 2025.

Comparison of years ended December 31, 2023 and 2024
The following table summarizes our results of operations for the years ended December 31, 2023 and
2024:

	Year ended December 31,		Change
(dollars in thousands)	2023	2024	$	%
Revenue .............................................................	$87,174	$125,808	$38,634	44%
Cost of revenue ................................................	29,123	31,359	2,236	8%
Gross profit ........................................................	58,051	94,449	36,398	63%
Operating expenses:
Research and development ............................	35,854	43,517	7,663	21%
Selling, general and administrative ...............	95,111	112,154	17,043	18%
Total operating expenses ................................	130,965	155,671	24,706	19%
Loss from operations .......................................	(72,914)	(61,222)	11,692	-16%
Interest expense, net .......................................	(19,237)	(18,702)	535	-3%
Other expense, net ...........................................	(2,957)	(16,449)	(13,492)	456%
Loss before provision for income taxes ........	(95,108)	(96,373)	(1,265)	1.3%
Provision for income taxes ..............................	(547)	(53)	494	-90%
Net loss ..............................................................	$(95,655)	$(96,426)	$(771)	0.8%

Revenue
Revenue increased $38.6 million, or 44%, to $125.8 million during the year ended December 31, 2024, compared to $87.2 million during the year ended December 31, 2023. The increase in revenue was primarily attributable to a 51% increase in revenue case volume, partially offset by a reduction in average sales price due to a higher percentage of revenue cases generated from clinic and office-based accounts.
Cost of revenue and gross margin
Cost of revenue increased $2.2 million, or 8%, to $31.4 million during the year ended December 31, 2024, compared to $29.1 million during the year ended December 31, 2023. This increase was attributable to
$0.8 million in allocated overhead, $0.5 million in personnel and related expenses, $0.5 million in amortization of capitalized internal-use software, $0.4 million in third-party hosting fees and a net change of $0.3 million in capitalized and amortized contract fulfillment costs, partially offset by a $0.6 million decrease in royalties. Personnel and related expenses included $0.3 million and $0.4 million of stock-
based compensation costs during the year ended December 31, 2024 and 2023, respectively. Gross margin for the year ended December 31, 2024 increased to 75% as compared to 67% for the year ended
December 31, 2023. The gross margin increase during the year ended December 31, 2024 was primarily driven by increased revenue cases over the prior year and was aided by efficiency improvements, which lowered the cost of revenue per analysis. The efficiency improvements included the release of new algorithms that automated the modeling of significant components of the coronary anatomy reducing manual components of our production teams’ process, updated software that improved analyst efficiency, improved coaching and training, and other one-time efficiency projects. These improvements resulted in an approximate 50% reduction to average per analyst case processing time, which lowered the cost of revenue per analysis. Gross margin during the year ended December 31, 2024, also benefited from a temporary 100 basis point reduction in royalty rates. We expect that future new algorithm launches will have significantly less impact on automation increases and associated gross margin expansion.
Research and development expenses
Research and development expenses increased $7.7 million, or 21%, to $43.5 million during the year ended December 31, 2024, compared to $35.9 million during the year ended December 31, 2023. The increase in research and development expenses was primarily attributable to an increase of $3.7 million in personnel and related expenses directly associated with an increase in headcount, $2.0 million in consulting and professional fees, $1.2 million in software-related costs, $0.5 million in clinical trial expenses and $0.5 million of capitalized internal-use software costs, partially offset by a $0.6 million decrease in allocated overhead. Personnel and related expenses included $2.2 million and $3.3 million of stock-based compensation costs during the year ended December 31, 2024 and 2023, respectively.
Selling, general and administrative expenses
Selling, general and administrative expenses increased $17.0 million, or 18%, to $112.2 million during the year ended December 31, 2024, compared to $95.1 million during the year ended December 31, 2023.
The increase in selling, general and administrative expenses was primarily attributable to an increase of
$13.5 million in personnel and related expenses directly associated with an increase in headcount,
$5.3 million in professional fees, including legal, audit and consulting fees, and $1.7 million in marketing expenses, partially offset by a decrease of $1.0 million in software-related costs and $2.9 million of capitalized commission costs. Personnel and related expenses included $7.8 million and $8.7 million of stock-based compensation costs for the year ended December 31, 2024 and 2023, respectively.
Interest expense, net
Interest expense, net decreased to an expense of $18.7 million during the year ended December 31,
2024, compared to an expense of $19.2 million during the year ended December 31, 2023. This decreased expense was attributable to more favorable interest rates under the 2024 Term Loan. As of
December 31, 2024 and 2023, the aggregate outstanding principal balance (including interest paid-in-
kind) under our 2024 Term Loan was $138.1 million and $138.1 million, respectively.
Other expense, net
Other expense, net increased to an expense of $16.4 million during the year ended December 31, 2024, compared to an expense of $3.0 million during the year ended December 31, 2023. The increase was primarily attributable to the remeasurement and recognition of the change in fair value related to our common stock warrant liability of $14.1 million. Other expense, net also included the remeasurement and recognition of the changes in fair value related to our Convertible Notes through their conversion in March
2023 and to the derivative liability through the 2024 Term Loan Refinancing (as defined below) in June
2024.
Provision for income taxes
Provision for income taxes was $547,000 and $53,000 for the years ended December 31, 2023 and 2024, respectively, related to our foreign taxes.
Selected quarterly results of operations data
The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters during the years ended December 31, 2023 and 2024 and the fiscal quarter ended March 31, 2025. The unaudited information for each of these quarters has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), on the same basis as our audited annual consolidated financial statements included elsewhere in this prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These historical quarterly operating results are not necessarily indicative of our operating results for the full year or any future period.

	Three months ended
(in thousands)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Revenue ...........................................	$18,844	$21,412	$22,753	$24,165	$26,843	$31,054	$32,934	$34,977	$37,205
Gross profit ......................................	11,314	13,978	15,851	16,908	19,423	23,839	24,937	26,250	27,941
Total operating expenses ..............	31,764	32,528	30,731	35,942	35,481	38,016	39,866	43,208	45,443
Loss from operations .....................	(20,450)	(18,550)	(14,880)	(19,034)	(16,058)	(14,177)	(14,929)	(16,058)	(17,502)
Net loss ............................................	$(30,755)	$(22,710)	$(19,599)	$(22,591)	$(20,932)	$(23,379)	$(19,140)	$(32,975)	$(32,345)

Quarterly trends
Revenue
Our quarterly revenue increased sequentially in each of the periods presented primarily due to revenue growth from the expansion of revenue cases volume within our existing installed base and the addition of new customers.
Cost of revenue and gross margin
With the exception of the three months ended September 30, 2023, cost of revenue generally increased sequentially in each of the quarters presented, driven by increased sales. During the three months ended
September 30, 2023, cost of revenue decreased as we introduced the automation of certain manual components of our production teams process thereby resulting in decreased personnel and related expenses and allocated overhead.
Our quarterly gross margins have fluctuated between 60% and 77% in each period presented.
Operating expenses
Total operating expenses have generally increased sequentially in each period presented with the exception of the three months ended September 30, 2023 and March 31, 2024. Operating expenses fluctuated primarily due to timing of consulting projects, legal and professional expenses, clinical studies, stock-based compensation and the capitalization of internal-use software costs.
Liquidity and capital resources
Sources of liquidity
As of March 31, 2025, we had $109.8 million in cash and cash equivalents and an accumulated deficit of
$1.0 billion, compared to $51.4 million in cash and cash equivalents and an accumulated deficit of $971.0 million as of December 31, 2024. Since inception, we have primarily funded our operations with proceeds from sales of shares of our redeemable convertible preferred stock, common stock and convertible promissory notes, borrowings under our term loans and revenue received from our customers, which we expect to be our primary source of future liquidity. During the years ended December 31, 2023 and 2024, we incurred significant operating losses and net cash outflows from our operations, which resulted in an increase in stockholders’ deficit, a reduction in working capital, and a net liabilities position as of
December 31, 2024. On January 24, 2025 and January 31, 2025, we reduced our outstanding indebtedness under our 2024 Term Loan by $23.0 million, decreased our accrued cash compensation within accrued expenses and other current liabilities to certain employees by $1.3 million, and also received $24.0 million in cash in exchange for the issuance of $48.3 million in aggregate principal amount of 2025 Convertible Notes, as described below. In March 2025, we issued an additional $50.0 million in aggregate principal of 2025 Convertible Notes to an investor. As of March 31, 2025, we had $98.3 million outstanding under our 2025 Convertible Notes and $115.1 million outstanding under our 2024 Term Loan which have respective maturities of 48 months from their issue date and June 14, 2028.

Hayfin credit agreement
On June 14, 2024, we entered into a Credit Agreement and Guaranty for a $138.1 million term loan to refinance the outstanding obligations under the initial credit agreement we entered into with Hayfin on
January 19, 2021 and the additional term loans entered into with Hayfin on March 17, 2022 in exchange for the payment of exit fees and early prepayment fees in the aggregate amount of $8.3 million payable in sixteen equal quarterly installments, or immediately upon the occurrence of a financing event, including but not limited, to the completion of this offering. On January 24, 2025, in connection with the issuance of the 2025 Convertible Notes as further described below, we entered into Amendment No. 1 to the Credit
Agreement and Guaranty (as amended, the “2024 Credit Agreement”) to amend the terms and conditions governing the term loan outstanding thereunder (as amended, the “2024 Term Loan”). In connection with the refinancing of the original 2021 Credit Agreement with Hayfin with the 2024 Term Loan (the “2024
Term Loan Refinancing”), we remeasured the fair value of the derivative liability immediately before the
2024 Term Loan Refinancing and recognized a $0.2 million loss from the change in fair value in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.
The associated current fair value of the derivative liability of $1.1 million, as remeasured at the date of
2024 Term Loan Refinancing, was derecognized and recorded as a debt discount to the 2024 Term Loan on the consolidated balance sheet.
The 2024 Term Loan matures on June 14, 2028 and bears interest equal to the sum of (i) 7.0% (or 6.0% if the alternative base rate (“ABR”) is in effect) plus (ii) the greater of (x) the forward-looking term rate based on Secured Overnight Financing Rate (“SOFR”) for a respective tenor in effect on such day (or the alternative base rate, if applicable), and (y) 2.0%. The ABR equals to the sum of (i) 6.0% plus (ii) the greater of (1) the Wall Street Journal Prime Rate, plus 0.5%, (2) the Federal Reserve Bank of New York rate plus 0.5% or (3) CBA Term SOFR for one month tenor plus 1.0%. We have an option to pay interest in-kind at the rate equal to the cash interest rate plus 1.0% through the last interest period ending before the 18th month anniversary of the 2024 Credit Agreement. We have an option to prepay the 2024 Term
Loan subject to a prepayment fee of 1.5% for prepayments after the second anniversary but on or prior to the third anniversary of the 2024 Term Loan and a prepayment fee of 3% for prepayments thereafter. The
2024 Term Loan must be repaid in full immediately upon the occurrence of a change in control. In connection with the completion of this offering, we are obligated to use certain of the net proceeds from this offering to repay the 2024 Term Loan in an amount equal to the lesser of (i) the net cash proceeds of this offering in excess of $150.0 million and (ii) $50.0 million (or $55.0 million if the underwriters exercise any portion of their option to purchase additional shares).
The 2024 Credit Agreement contains customary representations and warranties, events of default and affirmative and negative covenants, including, among others, covenants that limit or restrict our (and our subsidiaries) ability to incur additional indebtedness, grant liens, merge or consolidate, make acquisitions, pay dividends or other distributions or repurchase equity, make investments, dispose of assets and enter into certain transactions with affiliates, in each case subject to certain exceptions. Financial covenants require us to maintain a $15.0 million minimum liquidity balance in cash and cash equivalents at all times and minimum net sales for twelve consecutive month periods ending on the last day of a fiscal quarter, which is not tested as long as the we maintain minimum liquidity of at least $60.0 million and there has been no decline in net sales for two-consecutive fiscal quarters at the end of such fiscal quarter. The minimum twelve months trailing net sales covenant increases each quarter and is $78.8 million for the quarter ended June 30, 2024 up to a minimum net sales amount of $110.0 million for the quarter ended
June 30, 2025 and each quarter thereafter. Events of default in the 2024 Credit Agreement include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material contracts and events constituting a change of control. Upon the occurrence of an event of default, the interest rate applicable to the 2024 Term Loan shall increase by 3.0% per annum and the outstanding principal balance, along with any accrued interest, shall become immediately due and payable. As of March 31, 2025, the aggregate outstanding principal balance under the 2024 Term Loan was $115.1 million and the effective interest rate was 15.2%. As of March 31, 2025, we were in compliance with the 2024 Credit Agreement covenants.

Convertible notes
During the period from September 2022 through December 2022, we issued convertible promissory notes
(the “2022 Convertible Notes”) to certain investors (the “2022 Convertible Notes Investors”), with an aggregate principal amount of $40.0 million. The 2022 Convertible Notes bore interest at a rate of 8% per annum, compounded monthly. The aggregate principal amount and interest accrued on the 2022
Convertible Notes was due September 30, 2026, and could not be prepaid by us without the consent of a majority of the 2022 Convertible Notes Investors.
In March 2023, we completed a Qualified Financing (as defined in the 2022 Convertible Notes) and all of the 2022 Convertible Notes, including principal and interest, were converted into 21,465,064 shares of our
Series F-1 redeemable convertible preferred stock. In connection with the conversion of the 2022
Convertible Notes into the shares of our Series F-1 redeemable convertible preferred stock, we derecognized the 2022 Convertible Notes in our consolidated balance sheet. We remeasured the fair value of the 2022 Convertible Notes immediately before the conversion and recognized a $5.1 million loss from the change in fair value in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.
In January and March 2025, we issued convertible promissory notes to various investors and certain employees (the “Requisite Holders”) in the aggregate amount of $98.3 million, which was comprised of
$74.0 million in aggregate principal amount of notes issued for cash consideration, $1.3 million in aggregate principal amount of notes issued in lieu of cash compensation to certain employees and $23.0 million in aggregate principal amount of notes issued in the 2024 Term Loan Conversion (collectively, the
“2025 Convertible Notes”). The 2025 Convertible Notes are due and payable in full 48 months from the issue date. Upon completion of an IPO transaction, the 2025 Convertible Notes shall automatically convert into shares of our common stock at the IPO price per share at the lower of a 20% discount and a valuation cap of $2.0 billion on a pre-money basis. In the event we complete a sale of shares of our preferred stock, the Requisite Holders may elect to convert the outstanding 2025 Convertible Notes into shares of such series of preferred stock at the same terms. Further, upon a change of control transaction, the Requisite Holders may elect to convert the outstanding 2025 Convertible Notes into shares of our common stock at the lower of a 20% discount to the implied price per share of common stock in the change of control transaction and a valuation cap of $2.0 billion on a pre-money basis, or receive payment of all principal and any accrued but unpaid 2025 Convertible Notes paid in-kind (“PIK”) interest.
The 2025 Convertible Notes do not accrue interest for one year following the date of issuance. Following the one-year anniversary of the issue date and for the remainder of the term, the 2025 Convertible Notes interest will accrue on an annual basis at the rate of 7.0% per annum. All PIK interest accrued and payable will be paid by capitalizing such interest on an annual basis and adding it to the outstanding principal amount of the 2025 Convertible Notes.
In connection with the issuance of the 2025 Convertible Notes, we entered into Amendment No.1 to the
2024 Credit Agreement, in which our lender, Hayfin, converted $23.0 million of principal under the 2024
Term Loan to 2025 Convertible Notes under the same terms as the other purchasers of the 2025
Convertible Notes.
The issuance date estimated fair values of the derivative liability was $11.1 million and $20.8 million in
January and March 2025, respectively, which were recorded as debt discounts. The derivative liability was remeasured to fair value of $40.9 million as of March 31, 2025, resulting in a loss of $9.0 million within the consolidated statements of operations and comprehensive loss.

Cash flows
The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2023	2024	2024	2025
Net cash used in operating activities .............	$(76,434)	$(69,001)	$(22,133)	$(13,166)
Net cash used in investing activities .............	(6,105)	(4,357)	(1,749)	(1,101)
Net cash provided by financing activities .....	169,318	2,237	77	72,922

Net cash used in operating activities
Net cash used in operating activities was $76.4 million for the year ended December 31, 2023, attributable to a net loss of $95.7 million and a net change in operating assets and liabilities of $8.5 million, partially offset by non-cash charges of $27.8 million. Non-cash charges primarily consisted of
$11.9 million in stock-based compensation expense, $5.1 million of change in fair value of convertible note, $4.7 million of depreciation and amortization, $2.8 million of amortization of debt discount and debt issuance costs, $2.3 million of change in fair value of common stock warrant and $0.9 million of non-cash interest charges, partially offset by $4.2 million of change in fair value of derivative liability. The net changes in operating assets and liabilities primarily consisted of an increase of $9.4 million in accounts receivable and a decrease of $1.8 million in operating lease liabilities, partially offset by an increase of
$3.8 million in accrued expenses and other current liabilities.
Net cash used in operating activities for the year ended December 31, 2024 was $69.0 million, attributable to a net loss of $96.4 million and a net change in operating assets and liabilities of
$10.9 million, partially offset by non-cash charges of $38.3 million. The non-cash charges primarily consisted of $10.2 million in stock-based compensation expense, $16.4 million of change in fair value of common stock warrant, $5.4 million of depreciation and amortization, $2.7 million of amortization of right-
of-use asset, $2.0 million of non-cash interest charges and $1.6 million of amortization of debt discount and debt issuance costs. The increase in net operating assets was primarily due to an increase of $3.8 million in accounts receivable, a $1.0 million increase in prepaid expenses and other current assets, a
$2.7 million increase in other non-current assets and a $3.2 million decrease in operating lease liabilities.
Net cash used in operating activities during the three months ended March 31, 2024 was $22.1 million, attributable to a net loss of $20.9 million and a net change in operating assets and liabilities of
$6.8 million, partially offset by non-cash charges of $5.6 million. The non-cash charges primarily consisted of $2.7 million in stock-based compensation expense, $1.2 million of depreciation and amortization, $0.7 million of amortization of right-of-use asset, $0.7 million of amortization of debt discount and debt issuance costs, and $0.2 million of non-cash interest charges. The decrease in net operating assets was primarily due to a $0.7 million increase in prepaid expenses and other current assets, a $0.3 million increase in other non-current assets, a decrease of $1.5 million in accounts receivable, a $0.4 million decrease in accounts payable, a decrease of $6.0 million in accrued expenses and other current liabilities, and a $0.7 million decrease in operating lease liabilities.
Net cash used in operating activities during the three months ended March 31, 2025 was $13.2 million, attributable to a net loss of $32.3 million and a net change in operating assets and liabilities of
$2.5 million, partially offset by non-cash charges of $16.7 million. The non-cash charges primarily consisted of $2.5 million in stock-based compensation expense, $9.0 million of change in fair value of derivative liability, $1.6 million of change in fair value of common stock warrant, $1.4 million of depreciation and amortization, $0.7 million of amortization of right-of-use asset, $0.5 million of non-cash interest charges and $1.0 million of amortization of debt discount and debt issuance costs. The increase in net operating assets was primarily due to an increase of $3.6 million in accounts receivable, a $0.4 million increase in prepaid expenses and other current assets, a $0.3 million increase in other non-current assets, a $9.3 million increase in accrued expenses and other current liabilities, a $1.6 million decrease in accounts payable and a $0.9 million decrease in operating lease liabilities.
Net cash used in investing activities
Net cash used in investing activities for the year ended December 31, 2023 was $6.1 million consisting of purchases of property and equipment.
Net cash used in investing activities for the year ended December 31, 2024 was $4.4 million consisting of purchases of property and equipment.
Net cash used in investing activities for the three months ended March 31, 2024 was $1.7 million consisting of purchases of property and equipment.
Net cash used in investing activities for the three months ended March 31, 2025 was $1.1 million consisting of purchases of property and equipment.
Net cash provided by financing activities
Net cash provided by financing activities for the year ended December 31, 2023 was $169.3 million, primarily attributable to net proceeds of $169.0 million from the issuance of our Series F redeemable convertible preferred stock.
Net cash provided by financing activities for the year ended December 31, 2024 was $2.2 million primarily attributable to $4.6 million in proceeds from the exercise of stock options offset by payments of $2.3 million in exit, prepayment penalty and lender fees related to our 2024 Term Loan Refinancing.
Net cash provided by financing activities during the three months ended March 31, 2024 consisted primarily of $77,000 in proceeds from the exercise of stock options.
Net cash provided by financing activities during the three months ended March 31, 2025 consisted primarily of $73.9 million in net proceeds from the issuance of our 2025 Convertible Notes, $0.6 million in proceeds from the exercise of stock options, offset by $0.5 million in exit and prepayment penalty fees related to our 2024 Term Loan and $1.0 million in payments of deferred IPO offering costs.
Future funding requirements
Based on our current operating plan, we believe that the expected cash generated from revenue transactions with customers and our cash and cash equivalents of $109.8 million as of March 31, 2025, which includes the $75.3 million in proceeds from our January and March 2025 convertible promissory notes offering, will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months. Our losses primarily resulted from the costs incurred in the development and sales and marketing of our products and providing general and administrative support for our operations. We expect to continue to incur losses and to expend significant amounts of cash in the foreseeable future as we continue to scale our business, invest in research and development activities, increase sales and marketing efforts to support commercial expansion, and increase general and administrative expenses to support being a publicly-traded company. Our ability to meet our short term requirements and plans for cash do not include the net proceeds from this offering. We have based our estimate of future funding requirements on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We may experience lower than expected cash generated from operating activities or greater than expected capital expenditures, cost of revenue, or operating expenses, and may need to raise additional capital to fund operations, further research and development activities, or acquire, invest in, or in-license other businesses, assets, or technologies.
In the long term, our ability to support our working capital and capital expenditure requirements will depend on many factors, including the following:
•the market acceptance of our products;

•the timing, scope, rate of progress, results and costs of our research and development activities;
•the number, scope and duration of current or future clinical studies and additional regulatory clearances or approval;
•the effect of competing technological and market developments;
•the costs and timing of future commercialization activities, including marketing and sales, for
Heartflow Plaque Analysis and any other new products;
•the amount of revenue, if any, received from commercial sales of our Heartflow Plaque Analysis and any other new products;
•the impact of competitors’ products and technological advances and other market developments;
•the expenses needed to attract and retain skilled personnel;
•the size of the markets and degree of market acceptance of any products in territories in which we receive regulatory approval, including product pricing, product coverage, and the adequacy of reimbursement by third-party payors;
•Whether we acquire third-party companies, products or technologies;
•Restructuring, refinancing or repayment of debt;
•the increase in the number of our employees to support growth initiatives;
•the cost of attaining, defending and enforcing our patents and other intellectual property rights;
•the timing of when we pay our operating expenses;
•the costs associated with being a public company; and
•other factors, including economic uncertainty, geopolitical tensions, healthcare reform and changes in administration, which may exacerbate the magnitude of the factors discussed above.
Furthermore, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures.
Should we obtain additional equity or debt financing to satisfy our liquidity needs, the issuance of additional debt or equity securities could be dilutive to existing stockholders. Furthermore, any new securities could have rights that are senior to existing stockholders and could contain covenants that would restrict operations. There can be no assurance that we will generate sufficient future cash flows from operations or that financing will be available on terms commercially acceptable to us or at all. If we are unable to obtain future funding, we would curtail expenses by reducing some of our research and development programs and commercialization efforts in order to maintain liquidity, if necessary.
Contractual obligations and commitments
Our contractual commitments will have an impact on our future liquidity. These commitments include future payments on non-cancellable facility leases, purchase obligations related to research and development and professional services under non-cancellable contracts, royalty obligations for exclusive technology licensing agreements and future payments on our 2024 Term Loan and 2025 Convertible
Notes. Where applicable, we calculate our obligation based on termination fees that can be paid to exit the contract.
Lease agreements
We have operating lease arrangements for office space in Mountain View, California, Santa Rosa,
California, San Francisco, California, Austin, Texas, and Tokyo, Japan. As of March 31, 2025 we had total lease payment obligations under non-cancelable leases of $27.5 million, including $4.2 million payable through December 31, 2025. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.
Royalty payments
We entered into various exclusive technology licensing agreements that requires us to make annual royalty payments in fixed amounts as well as certain milestone and revenue-based payments. As of
March 31, 2025, the remaining aggregate royalty obligations under these agreements is $0.3 million, of which minimum royalty obligations have been met for 2025. See Note 7 to our consolidated financial statements included elsewhere in this prospectus.
2024 Term Loan
The principal balance on debt outstanding under our 2024 Term Loan as of March 31, 2025 was
$115.1 million and approximately $10.0 million of interest is payable through December 31, 2025. See
Note 8 to our consolidated financial statements included elsewhere in this prospectus.
2025 Convertible Notes
The principal balance outstanding under our 2025 Convertible Notes as of March 31, 2025 was
$98.3 million. The 2025 Convertible Notes do not accrue interest for one year following the date of issuance. See Note 9 to our consolidated financial statements included elsewhere in this prospectus.
Recently issued accounting pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Critical accounting policies and estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following discussion addresses our most critical accounting policies, which are those most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.
Common stock warrants
We have issued freestanding warrants to purchase shares of common stock in connection with our 2024
Term Loan. We classify these warrants as a liability because they do not meet the equity indexation criteria. We record the fair value of the warrant on the consolidated balance sheet upon issuance and is subject to remeasurement at each balance sheet date. The changes in the fair value of the warrants are recorded in the consolidated statements of operations and comprehensive loss. We utilize the Black-
Scholes option-pricing model, which incorporates assumptions and estimates, to value the common stock warrant liability. Significant estimates and assumptions impacting fair value include the stock price, contractual term, expected volatility and weighted average risk-free interest rate.

The estimated aggregate fair value of the warrants issued in connection with the 2024 Term Loan in
January 2021 and March 2022 was $4.3 million and $3.5 million, respectively. We recognized a $2.3 million and $16.4 million loss from the change in fair value in the consolidated statements of operations and comprehensive loss during the years ended December 31, 2023 and 2024, respectively. We recognized a $1,000 gain and $1.6 million loss from the change in fair value in the consolidated statements of operations and comprehensive loss during the three months ended March 31, 2024 and
2025, respectively.
Derivative liability
Term Loan
Prior to the 2024 Term Loan Refinancing in June 2024, we determined that our 2024 Term Loan contained certain prepayment features, default put option and default interest adjustment features that were determined to be embedded derivatives requiring bifurcation and separate accounting as a single compound derivative. The impact of bifurcation of the embedded derivative on the date of issuance was reflected as a debt discount. The instrument was classified as a liability on the consolidated balance sheet and is subject to remeasurement at each balance sheet date. Any change in fair value of the derivative liability is recognized in the consolidated statements of operations and comprehensive loss.
We utilize both the Black-Scholes-Merton and option-pricing method, which incorporates certain assumptions and estimates, to value the derivative liability. These include the estimated time and probability of a business combination or IPO, default, change of control and incurrence of new debt, weighted common stock value, debt yield, expected volatility and risk-free interest rate.
The estimated fair value of the derivative liability was $2.1 million at the issuance date in January 2021.
We recognized a $4.2 million gain and $0.2 million loss from the change in fair value in the consolidated statements of operations and comprehensive loss during the years ended December 31, 2023 and 2024, respectively.  In connection with the 2024 Term Loan Refinancing on June 14, 2024, the associated current fair value of the derivative liability of $1.1 million, as remeasured at the date of 2024 Term Loan
Refinancing, was derecognized and recorded as a debt discount to the 2024 Term Loan.
2025 Convertible Notes
The 2025 Convertible Notes were determined to contain certain settlement features and conversion put options which require bifurcation and separate accounting as a single compound embedded derivative.
The fair value of the derivative liability was recorded at the issuance dates as debt discounts and reductions to the carrying value of the 2025 Convertible Notes on the consolidated balance sheet. The derivative liability is remeasured to fair value at each reporting period and the related changes in fair value are recorded on the consolidated statements of operations and comprehensive loss.
The fair value of the derivative liability was estimated using a scenario-based analysis comparing the probability-weighted present value of the 2025 Convertible Notes with and without the bifurcated features.
We utilize both the Monte Carlo Simulation and option-pricing method, which incorporates certain assumptions and estimates, to value the derivative liability. These include the estimated time and probability of an IPO and change of control, with resulting cash flows discounted using appropriate discount rates.
The issuance date estimated fair values of the derivative liability was $11.1 million and $20.8 million in
January and March 2025, respectively, which were recorded as debt discounts. The derivative liability was remeasured to fair value of $40.9 million as of March 31, 2025, resulting in a loss of $9.0 million within the consolidated statements of operations and comprehensive loss.
Stock-based compensation
Stock-based compensation related to share-based awards granted to employees, consultants and to members of our board of directors is measured at fair value. Compensation expense for those awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.
For performance-based stock options, we assess the probability of performance conditions being achieved in each reporting period. The amount of stock-based compensation expense recognized in any one period related to performance-based stock options can vary based on the achievement or anticipated achievement of the performance conditions. We account for forfeitures of stock-based awards as they occur.
We estimate the fair value of each option award on the date of grant using the Black-Scholes option -
pricing model. This model requires the use of highly subject assumptions to determine the fair value, including:
•Fair value of common stock. See the subsection titled “—Determination of fair value of common stock” below.
•Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for our stock options was calculated based on the weighted-
average vesting term of the awards and the contract period, or simplified method.
•Expected volatility. Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their size, stage of their life cycle or area of specialty.
•Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.
•Expected dividend yield. The expected dividend yield is zero as we have not paid dividends nor do we anticipate paying any dividends on our common stock.
We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-
based compensation expense recognized in future periods will likely increase.
Based on the assumed initial public offering price per share of $      , which is the midpoint of the
estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value
of our outstanding stock options as of March 31, 2025 was $    million, with $    million related to vested
stock options.
See Note 14 to our consolidated financial statements included elsewhere in this prospectus for further details.
Determination of fair value of common stock
As there has been no public market for our common stock to date, the estimated fair value of our common stock underlying our share-based awards was estimated on each grant date by our management and approved by our board of directors. Our board of directors exercised reasonable judgment and considered a number of objective and subjective factors, as well as valuations prepared by independent third-party valuation firms. The methodologies used to estimate the enterprise value are performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public
Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities
Issued as Compensation (the Practice Aid).
In addition to considering the results of independent third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of common stock as of each grant date, including:
•contemporaneous valuations performed by independent third-party specialists;

•the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•the prices of common or preferred stock sold to third-party investors by us and in secondary transactions or repurchased by us in arms-length transactions;
•lack of marketability of our common stock;
•our actual operating and financial performance;
•current business conditions and projections;
•our stage of development;
•likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;
•the market performance of comparable publicly traded companies; and
•the U.S. and global capital market conditions.
For our valuations performed, the allocation of these enterprise values to each our share classes utilized the hybrid method. The hybrid method considered the stay private scenario and IPO exit scenario. In the stay private scenario, three market methodologies were employed including (i) a market indexing valuation analysis based on the Series F Preferred financing round, (ii) a guideline public company analysis based on historical and forecast operating metrics for us, and (iii) a guideline transaction analysis based on historical and forecast operating metrics for us. In the IPO exit scenario, the total equity value was estimated based on the expected timing, offering size and pre-money valuation.
The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.
Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for share-based payments, as the fair value of our common stock will be based on the quoted market price of our common stock.
Off-balance sheet arrangements
During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Quantitative and qualitative disclosures about market risks
Interest rate risk
As of March 31, 2025, we had cash and cash equivalents of $109.8 million. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of our cash equivalents, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.
Our exposures to market risk for changes in interest rates relate primarily to our 2024 Term Loan
(described above) which bears floating interest rates and a rising interest rate environment will increase the amount of interest paid on these loans. Each 100 basis point increase in these initial rates would increase annual interest expense by approximately $1.2 million assuming the 2024 Term Loan remain outstanding for the annual period.

Credit risk
Our cash and cash equivalents, which at times may exceed federally insured limits, is maintained with large financial institutions. As of the issuance date of the financial statements included in this report, we have not experienced any losses on our deposits and all of our cash deposits have been accessible to us.
Our accounts receivable primarily relate to revenue from the sale of our products to medical providers. No customer represented 10% or more of our accounts receivable as of December 31, 2023, 2024 and
March 31, 2025.
Foreign currency exchange risk
The vast majority of our cash generated from revenue is denominated in U.S. dollars, with a small amount denominated in other foreign currencies. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, United
Kingdom and Japan. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements during any of the periods presented. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.
Effects of inflation
Inflation generally affects us by increasing our cost of labor and overhead costs. We do not believe that inflation has had a material impact on our business, results of operations, or financial condition, or on our consolidated financial statements included elsewhere in this prospectus.
Emerging growth company status
We are an “emerging growth company” under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies. The JOBS Act also exempts us from having to provide an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of
2002.
We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Business
Overview
We have pioneered the use of software and AI to deliver a more accurate and clinically effective non-
invasive solution for diagnosing and managing coronary artery disease (“CAD”), a leading cause of death worldwide. As of March 31, 2025, our Heartflow Platform has been used to assess CAD in more than
400,000 patients, including 132,000 in 2024 alone. We believe that we are the most widely adopted AI-
powered test for CAD. Our novel platform leverages AI and advanced computational fluid dynamics to create a personalized 3D model of a patient’s heart from a single coronary computed tomography angiography (“CCTA”), a specialized type of scan that provides detailed images of the heart’s arteries.
Our Heartflow Platform delivers actionable insights on blood flow, stenosis, plaque volume and plaque composition thereby overcoming the limitations of traditional non-invasive imaging tests which rely on indirect measures of coronary disease and lead to higher false negative and false positive rates, as demonstrated by our PRECISE trial. We believe the differentiated accuracy and clinical utility of our
Heartflow Platform, along with its ability to enhance workflows, will continue to support our growth and advance the “CCTA + Heartflow” pathway as the definitive standard for the non-invasive diagnosis and management of CAD.
Cardiovascular disease is the leading cause of death worldwide, with CAD being the most lethal form.
CAD occurs when plaque—a buildup of cholesterol, fat, calcium and other substances—accumulates on the walls of the coronary arteries, restricting blood flow and increasing the risk of heart attack or stroke.
This condition is responsible for half of all cardiovascular-related deaths globally. In the United States alone, the Centers for Disease Control (“CDC”) estimates that approximately 805,000 people suffer a heart attack each year. Despite significant advancements in therapeutic and interventional treatments,
CAD remains a leading cause of death globally because healthcare systems generally lack scalable methods to efficiently detect, diagnose and quantify CAD at a personalized level.
Based on our analyses using Clarivate’s ProcedureFinder data repository, we estimate that there were approximately 9.5 million non-invasive tests (“NITs”) in the United States in 2023 for patients experiencing stable or acute chest pain, which we refer to as symptomatic CAD patients. These NITs primarily include stress tests, such as single-photon emission computed tomography (“SPECT”), echocardiography and positron emission tomography (“PET”), which infer the presence of heart disease based on how well blood is supplied to the heart, and do not measure the actual disease itself. Accordingly, these tests have been shown to be unreliable and inconsistent.
CCTA has emerged as a leading non-invasive imaging method for evaluating CAD, offering direct and detailed visualization of the coronary arteries. Unlike traditional stress-based NITs, CCTA enables physicians to identify the presence and extent of coronary blockage. As a result, CCTA has become the preferred first-line test for patients with suspected CAD, as evidenced by the AHA and ACC guidelines elevating CCTA to Class 1, Level A. However, while CCTA provides superior anatomical imaging, it does not independently quantify the severity of CAD, assess blood flow limitations, or characterize plaque composition—critical factors for determining the most appropriate, personalized course of treatment for a patient.
Our Heartflow Platform builds upon the well established strengths of CCTA by going beyond its limitations and providing new quantified insights and compelling visualizations of data. By applying our advanced AI-
powered technology to a single CCTA scan, we generate a precise, patient-specific analysis that quantifies blood flow, measures plaque burden, and characterizes plaque composition—at every point in the major coronary arteries.

To date, we have developed three software products (with a fourth product expected to launch in 2026)
under the Heartflow Platform that provide physicians with the critical insights needed to effectively diagnose and manage CAD:
•Heartflow RoadMap Analysis offers a highly intuitive anatomic visualization of the coronary arteries, helping physicians quickly identify clinically relevant areas to focus their review. We provide Heartflow
RoadMap Analysis to accounts as an integrated feature to enhance the efficiency of their CCTA program and it is not a stand-alone product.
•Heartflow FFRCT Analysis calculates blood flow and pinpoints clinically significant CAD, which is CAD with a fractional flow reserve (“FFR”) value of 0.80 or below, at every point in the major coronary arteries. FFR measures the severity of blood flow restriction in the coronary arteries on a scale of 1.0
(no restriction) to 0.0 (complete blockage) by assessing pressure differences across a stenosis during induced stress, guiding decisions on whether a patient requires invasive revascularization.
•Heartflow Plaque Analysis provides a comprehensive assessment of coronary plaque, enabling optimized medical treatment strategies.
•Heartflow PCI Planner, which we expect to launch in 2026, will provide advanced visualization and clinical insights to optimize revascularization strategies, guide device selection, enhance procedural efficiency, and improve patient care. We plan to provide Heartflow PCI Planner to accounts as an integrated feature to enhance procedural efficiency, not as a stand-alone product.
We believe we are the first and most widely-adopted AI-powered test for CAD. With over a decade of commercial presence, we have established a competitively differentiated data set of approximately 110 million annotated images, which is primarily sourced from our commercial relationships with customers, driving training and refinement of our algorithms for over 10 years and the ability to train new AI models for future products.
We believe our Heartflow Platform delivers the following key benefits:
•More accurate non-invasive test for CAD, clinically validated to provide superior assessment of blood flow, plaque volume and plaque characterization compared to traditional non-invasive methods.
•More informed assessments, personalized care, and better risk stratification, positively impacting physician decisions on which patients should receive an intervention, supporting more efficient intervention planning and driving more personalized medical management.
•Superior economic efficiency and enhanced interventional treatment planning, accurately identifying more patients who need interventional treatment while reducing unnecessary invasive procedures—significantly improving the efficiency of the catheterization lab and therefore hospital economics.
•Proprietary, secure bi-directional data communication with customers that feeds a growing database of approximately 110 million annotated CCTA images that we leverage to improve the
Heartflow Platform’s accuracy, automation and clinical utility and seamlessly deliver new features and workflow efficiencies to our customers.
•Improved workflow through our Heartflow RoadMap Analysis that, as demonstrated in our SMART-
CT study, reduces CCTA interpretation times by approximately 25% and reduces variability between reviewing physicians by approximately 40%, leading to more consistent diagnoses and standardized patient care.
•Better patient and provider experience, by leveraging a single CCTA for all of our products, patients complete their test in approximately 20 minutes with significantly lower radiation exposure compared to nuclear imaging tests such as SPECT and PET that take multiple hours and require radioactive tracers to be injected into the bloodstream. By providing a definitive diagnosis upfront, the

Heartflow Platform eliminates the need for layered testing, streamlining the patient journey and reducing anxiety associated with uncertain or inconclusive results.
We estimate our current market opportunity in the United States for our Heartflow FFRCT Analysis and
Heartflow Plaque Analysis is approximately $5 billion. Based on our analyses using Clarivate’s
ProcedureFinder data repository, we estimate that approximately 9.5 million unique stable chest pain patients receive NITs in the United States annually. In addition, based on our FORECAST randomized trial, we further estimate that 33% of patients have stenosis levels between 40% and 90%, which results in approximately 2.8 million patients eligible for our Heartflow FFRCT Analysis in the stable setting. Based on the Martin paper, where there were approximately 577,000 hospital discharges in the United States in
2020 due to a principal diagnosis of acute chest pain, and the Bhatt paper, where No ST Elevation
(“NSTE”) related acute chest pain accounted for approximately 70% of acute chest pain, we further estimate that the annual incidence of patients who have acute chest pain with NSTE is approximately 0.4 million patients. Of these approximately 0.4 million patients, we estimate based on the Kofoed paper that approximately 70% have obstructive disease and are eligible for our Heartflow FFRCT Analysis, which results in approximately 0.3 million acute chest pain patients eligible for our Heartflow FFRCT Analysis.
Therefore, we believe there is a market opportunity of approximately 3.1 million patients eligible for our
Heartflow FFRCT Analysis, which, at a U.S. average sales price of $1,067, translates to an estimated market opportunity of approximately $3.3 billion in the United States.
In addition, we believe our Heartflow Plaque Analysis is applicable to approximately 60% of those 9.5 million NIT patients annually and the majority of patients experiencing acute chest pain. Based on our
PROMISE trial and the Hoffmann paper, we estimate that approximately 60% of CCTA patients have plaque and are eligible for plaque analysis, which translates to approximately 5.1 million patients eligible for our Heartflow Plaque Analysis in a stable setting. Based on our internal analysis and the findings in the
Wang paper, where less than 5% of patients were expected to be contraindicated for CCTA, we also estimate that all of the approximately 0.4 million patients with acute chest pain with NSTE referred to above will be eligible for our Heartflow Plaque Analysis. Therefore, we believe there is a market opportunity of approximately 5.5 million patients eligible for our Heartflow Plaque Analysis, which, at an estimated U.S. sales price of $300, translates to an estimated market opportunity of approximately an incremental $1.7 billion in the United States.
Beyond the commercialization of Heartflow FFRCT Analysis and Heartflow Plaque Analysis in symptomatic
CAD, we see a significant market opportunity for our technologies in at-risk individuals who show no symptoms, a segment comprised of approximately 200 million people globally, based on data from the
U.S. Census Bureau, CDC, Eurostat, United Kingdom Office of National Statistics, the Yang paper and the MacDonald paper. To unlock this potential, we are continuing to evaluate new product opportunities and appropriate clinical evidence supporting eventual regulatory approval, payor coverage and commercialization.
We believe the Heartflow Platform is the most extensively studied AI-enabled test for CAD. Our belief is grounded in our analysis, including that the Heartflow Platform and its accuracy, clinical utility and economic benefits have been evaluated in over 100 clinical studies and more than 130,000 patients, including our PRECISE and FORECAST trials, each a large randomized controlled trial, with results published in over 600 peer-reviewed clinical publications. Our studies, including the PRECISE, NXT and
PACIFIC trials, have consistently demonstrated that the Heartflow Platform is more accurate than traditional non-invasive tests and highly concordant to invasive testing, reduces unnecessary invasive testing, and enables physicians to optimize treatment and ultimately provide more efficient care.
We have developed a highly scalable, capital efficient commercial model that combines Territory Sales
Managers (“TSMs”) who drive new account adoption with Territory Account Managers (“TAMs”) who focus on increasing utilization by educating referring physicians. Our commercial team does not cover cases or otherwise spend time in an operating room or lab setting, which enables them to focus solely on driving commercial adoption and educational activities.

Our technology is simple and intuitive and does not require the purchase of any capital equipment. Our onboarding process seamlessly integrates the Heartflow Platform into the customer’s daily workflow.
These unique attributes of our business model afford our commercial organization a differentiated level of efficiency and scalability.
Current clinical guidelines strongly support the adoption of the Heartflow Platform. The CCTA + Heartflow
FFRCT Analysis pathway is supported by the American Heart Association (“AHA”) and American College of
Cardiology (“ACC”) guidelines, with CCTA identified as a Class 1, Level A test and Heartflow FFRCT
Analysis identified as a Class 2a, Level B test for the diagnosis of CAD in certain patients with stable or acute chest pain and no known CAD. The AHA and ACC guidelines utilize Classes and Levels to indicate the strength of a recommendation and the quality of supporting evidence, respectively. Class 1 represents the strongest recommendation, followed by Class 2a, which represents a moderate recommendation.
Similarly, Level A signifies the highest quality of evidence, while Level B indicates moderate quality.
We believe current reimbursement policies support the adoption of the Heartflow Platform. Our Heartflow
FFRCT Analysis is reimbursed under a dedicated Category I Current Procedural Terminology (“CPT”)
code, effective as of January 1, 2024, and has established coverage policies representing approximately
99% of covered lives in the United States. A Category I CPT code was recently established for Heartflow
Plaque Analysis. It will go into effect on January 1, 2026, and is covered by all seven Medicare administrative contractor (“MACs”). A Category I CPT code designates a procedure or service that uses device(s) with Food and Drug Administration (“FDA”) clearance or approval (when required), is performed by many physicians across the United States for its intended clinical use, aligns with current medical practice, and has documented efficacy in literature. The Category I CPT status for our Heartflow FFRCT
Analysis and Heartflow Plaque Analysis validates their widespread use and distinguish them from emerging technologies that are assigned Category III CPT codes.
We primarily generate revenue on a “pay-per-click” basis each time a physician chooses to review either our Heartflow FFRCT Analysis, Heartflow Plaque Analysis, or both. Heartflow FFRCT Analysis has served as our commercial foundation, representing 99% of our total revenue as of March 31, 2025. In the second half of 2023, we initiated limited market education efforts for Heartflow Plaque Analysis, our second commercial product. Our Heartflow RoadMap Analysis is generally provided as a workflow efficiency tool to drive customer retention and loyalty and is not a stand-alone product. We expect to launch our next product, Heartflow PCI Planner, in 2026 as an integrated feature to enhance procedural efficiency, not as a stand-alone product.
We have experienced significant revenue growth since we began commercializing the Heartflow Platform in 2015. We recognized revenue of $125.8 million for the year ended December 31, 2024, compared to revenue of $87.2 million for the year ended December 31, 2023, representing 44% year-over-year growth.
We recognized revenue of $37.2 million for the three months ended March 31, 2025, compared to revenue of $26.8 million for the three months ended March 31, 2024, representing 39% growth over the prior year period. The software-based nature of our Heartflow Platform produces an attractive gross margin profile, which continues to expand as we leverage AI to automate an increasing portion of our
“human-in-the loop” quality control process, where learnings are fed back into our algorithms to make them smarter and more efficient. For the twelve months ended December 31, 2024, we generated gross margins of 75%, an increase of 8 percentage points year-over-year from December 31, 2023. Our net losses were $95.7 million and $96.4 million for the years ended December 31, 2023 and 2024, respectively. Our accumulated deficit was $874.5 million and $971.0 million as of December 31, 2023 and
2024, respectively. For the three months ended March 31, 2025, we generated gross margins of 75%, an increase of 3 percentage points over the three months ended March 31, 2024. Our net losses were $20.9 million and $32.3 million for the three months ended March 31, 2024 and 2025, respectively. Our accumulated deficit was $1.0 billion as of March 31, 2025.

Our success factors
We believe the continued growth of our company will primarily be driven by the following success factors:
•Differentiated approach to the non-invasive diagnosis and management of CAD: We are the first medical technology company authorized for marketing in the United States to leverage software and AI to accurately and non-invasively diagnose and manage CAD using a single CCTA. As of
March 31, 2025, our Heartflow Platform has been used to assess CAD in more than 400,000 patients, including 132,000 in 2024 alone. Our Heartflow Platform applies AI and advanced computational fluid dynamics to generate a personalized 3D model of a patient’s heart, delivering actionable data on blood flow, stenosis, plaque volume and plaque composition. This enables physicians to diagnose
CAD, assess risk and develop individualized care plans without requiring an invasive procedure.
Unlike traditional NITs that use surrogate measures to diagnose heart disease, which results in higher rates of false negatives and false positives, as demonstrated by our PRECISE trial, the Heartflow
Platform measures and quantifies the actual disease and has been proven to more accurately diagnose CAD. Our proprietary database of approximately 110 million annotated CCTA images, which is primarily sourced from our commercial relationships with customers and growing daily, has fueled ongoing AI-driven algorithm refinement for over a decade—enhancing our platform’s value for patients, physicians, and payors. Our standard commercial agreements provide us with the right to use submitted images for product support and development. We perform regular updates and upgrades to the Heartflow Platform and don’t charge customers for the rollout of those enhancements. We believe the unique software technology attributes of our Heartflow Platform will continue to support our commercial presence and help us establish the CCTA + Heartflow pathway as the standard of care for the non-invasive diagnosis and management of CAD.
•Market leader in AI-powered quantitative CAD analysis with strong customer relationships: We believe our Heartflow Platform is the most widely adopted AI-powered test for CAD, to date, with an installed base of more than 1,100 accounts in the United States as of December 31, 2024, reflecting a
CAGR of 44% from December 31, 2021, including leading academic institutions, integrated delivery networks, physician offices and outpatient imaging centers. Our value proposition resonates across multiple subspecialties, including radiology, cardiology, and interventional cardiology. Our deep integration into customer workflows and IT infrastructure, including electronic medical record systems, ensures seamless utilization and efficiency. We believe our long-standing customer relationships, continuously improving AI-powered software and the highly embedded nature of our customer integrations will continue to support the rapid adoption of our Platform. Additionally, as we expand our
AI capabilities, introduce new applications such as Heartflow Plaque Analysis, and further optimize workflow integration, we expect our Platform’s value proposition to grow—deepening customer reliance on our solutions and accelerating broader market penetration.
•Attractive revenue model with significant operating leverage potential: We primarily generate revenue on a scalable “pay-per-click” model, in which we charge per physician review of our
Heartflow FFRCT Analysis, Heartflow Plaque Analysis, or both. Utilization rates for Heartflow FFRCT
Analysis typically scale rapidly after onboarding, approaching approximately 33% of CCTA tests within an account—a level that is generally sustained over time. Utilization rates for an account are calculated as the number of Heartflow FFRCT Analysis ordered divided by the total number of CCTA tests performed at an account. Our TAMs measure this utilization rate in the first twelve months following the onboarding of a new account to ensure onboarding was successful. As CCTA +
Heartflow referral volumes increase, these stable utilization rates translate into increasing Heartflow revenue cases. These aspects of our revenue model afford us significant predictability and consistency. Additionally, the AI-based nature of our software platform produces an attractive gross margin profile that has improved over time as we have leveraged AI to automate an increasing number of the manual components of our “human-in-the loop” quality control process thereby lowering the cost of revenue per analysis. For the twelve months ended December 31, 2024, we generated gross margins of 75%, an increase of 8% year-over-year from December 31, 2023. For the three months ended March 31, 2025, we generated gross margins of 75%, an increase of 3 percentage points over the three months ended March 31, 2024. Given our established relationships and bi-directional data sharing infrastructure with customers, we also have the opportunity to add and rapidly scale revenue streams from new software products or indications, such as Heartflow Plaque
Analysis, with minimal additional setup and installation cost and effort for our customers. Since
Heartflow Plaque Analysis runs on the same CCTA scan as Heartflow FFRCT Analysis, we expect favorable operating and gross margin leverage as its adoption increases. We have also developed a highly scalable enterprise commercial model that combines TSMs who focus on driving new account adoption with TAMs who educate referring physicians and drive increased volumes at accounts in our installed base. Unlike traditional medical technology companies, our software is fully cloud-based, simple to implement, and does not require case coverage or on-site support. This streamlined, capital-light model enables us to scale efficiently while maintaining a lean commercial footprint. We believe these structural advantages will enable us to continue investing in growth while advancing towards profitability.
•Large addressable market opportunity with a significant unmet need: CAD is a leading cause of death and a highly prevalent condition worldwide with well-established pathways for diagnosis, primarily through NITs. In the United States alone, based on our analyses using Clarivate’s
ProcedureFinder data repository, we estimate approximately 9.5 million NITs were performed for the diagnosis of CAD in 2023. However, the majority of these tests measure only surrogate markers for
CAD and are therefore often inaccurate leading to missed diagnosis or unnecessary invasive procedures. By contrast, CCTA imaging combined with our Heartflow Platform provides a more accurate and actionable NIT for CAD, driving rapid adoption. We believe this approach will ultimately become the standard of care. Accordingly, based on our FORECAST randomized trial, our PROMISE trial, the Wang paper and the Hoffman paper, we believe our market opportunity represents the approximately 8.6 million patients non-invasively tested for CAD in 2023 that are indicated for our
Heartflow FFRCT Analysis and Heartflow Plaque Analysis products based on their stenosis and plaque levels, respectively, representing a market value of approximately $5 billion in the United States alone. While we have rapidly scaled the adoption of our Heartflow Platform to achieve $125.8 million of revenue in 2024, we believe the Heartflow Platform analyzed only approximately 10% of U.S.
CCTA volumes and represented less than 1% of all NITs in 2023, highlighting a substantial runway for growth. Looking ahead, we see the potential to expand both our geographic footprint and clinical applications. Beyond symptomatic CAD, we believe our technology can play a pivotal role in risk stratification and preventive therapy optimization for the approximately 200 million asymptomatic individuals globally considered high risk for a cardiac event, based on data from the U.S. Census
Bureau, CDC, Eurostat, United Kingdom Office of National Statistics, the Yang paper and the
MacDonald paper.
•Robust and compelling portfolio of clinical evidence: We believe the Heartflow Platform is the most extensively studied AI-enabled test for CAD. Our belief is grounded on our analyses, including that the Heartflow Platform and its accuracy, clinical utility and economic benefits have been evaluated in over 100 clinical studies and more than 130,000 patients, including our PRECISE and
FORECAST trials, each a large randomized controlled trial, with results published in over 600 peer-
reviewed clinical publications. Our studies, including the PRECISE, NXT and PACIFIC trials, have consistently demonstrated that the Heartflow Platform is more accurate than traditional non-invasive tests and highly concordant to invasive testing, reduces unnecessary invasive testing, and enables physicians to optimize treatment and ultimately provide more efficient care. As a result, the clinical evidence demonstrates that the Heartflow Platform reduces unnecessary invasive testing, and enables physicians to make more informed revascularization decisions, delivering more efficient, cost-effective care. For example, our PRECISE randomized controlled trial showed that our Heartflow
FFRCT Analysis was 78% more likely than traditional testing to identify patients in need of intervention and 69% less likely to progress patients to unnecessary invasive testing, leading to 2x the yield of ICA leading to revascularization such as percutaneous coronary intervention (“PCI”) or coronary artery bypass grafting (“CABG”), compared to standard care. This reduction in unnecessary diagnostic procedures and higher rate of revascularization procedures represents a clinical benefit for patients and significant economic benefit for providers. We believe that our extensive body of clinical evidence will drive continued adoption, and we expect to continue to invest in evidence generation that will expand the applicability of our Heartflow Platform into new indications.
•Established reimbursement coverage and favorable society support: Our rapid growth is underpinned by a favorable reimbursement landscape and strong clinical guidelines that drive adoption of the Heartflow Platform. Our Heartflow FFRCT Analysis is reimbursed under a dedicated
Category I CPT code, effective as of January 1, 2024, and has established coverage policies encompassing approximately 99% of covered lives in the United States. In addition, a Category I CPT code was also recently established for our Heartflow Plaque Analysis, set to take effect in January
2026. Heartflow Plaque Analysis is already covered by all seven local MAC regions, with five of the seven MACs issuing final local coverage determinations (“LCD”). We expect to leverage our experience in establishing commercial policies for Heartflow FFRCT Analysis to efficiently establish commercial coverage for our Heartflow Plaque Analysis. In addition, CCTA combined with our
Heartflow FFRCT Analysis is supported by the AHA and ACC guidelines, with CCTA a Class 1, Level A test and FFRCT a Class 2a, Level B test for the diagnosis of CAD in certain patients with stable or acute chest pain and no known CAD. We believe our favorable reimbursement and society support provides a strong foundation and tailwind for our continued growth.
•Unique and scalable AI, data and R&D capabilities: We designed our AI-powered software platform to be high quality, highly scalable, integrate seamlessly with physician workflows and improve as we ingest more data, and leverage that data to improve our algorithms’ performance and our business efficiency. Our proprietary technology stack includes secure data transfer software, a scalable cloud database, a web and mobile interface, quality review tools and an AI algorithm pipeline that delivers diagnostic accuracy, utility, workflow efficiency, and operational scalability. By harnessing
AI to process massive volumes of cases while maintaining a “human-in-the loop” quality control process, where learnings are fed back into our algorithms to improve their performance and efficiency, we have been able to rapidly grow our platform while delivering accurate, timely results for physicians and patients. We have also built a substantial and growing data asset that has driven ongoing refinement of our algorithms for more than 10 years with approximately 110 million annotated
CCTA images. Additionally, our bi-directional data sharing relationship with our customers enables us to deliver even greater value by ensuring they benefit from ongoing feature additions, workflow enhancements and performance improvements. Unlike traditional CAD diagnostic tools, our AI platform can be updated with improved features, better performance and can improve from one of the largest CCTA datasets globally, creating a competitive advantage that continues to grow over time.
We believe our differentiated AI, data and R&D capabilities and proven dedication to improvement ensures that Heartflow remains at the forefront of precision coronary care.
•Experienced leadership team: Our senior management team consists of seasoned executives with deep industry expertise across various disciplines, including biomedical and software engineering, clinical evidence, medical technology and medical imaging, AI, data science and sales and marketing.
With backgrounds at leading medical technology companies, our leadership has a proven track record of scaling businesses, securing market adoption and driving innovation.
The convergence of AI advancements, cutting-edge imaging technologies, and broad-based guideline adoption is accelerating a shift toward more precise, personalized approaches to cardiovascular care. By integrating anatomical and physiological insights, our technology enables physicians to tailor therapies more effectively, optimizing treatment decisions and improving patient outcomes. With Heartflow FFRCT
Analysis reimbursement firmly established, growing physician acceptance, and a proven track record of real-world impact, Heartflow is well-positioned to lead the transformation of coronary care on a global scale.

Our growth strategies
We believe the following strategies will play a critical role in our continued growth:
•Expand adoption of our Heartflow Platform by new accounts: We believe that all accounts with an active CCTA program would benefit from adopting the Heartflow Platform into their workflow in order to improve efficiency and patient care. We estimate that as of December 31, 2023, there were approximately 2,700 hospitals and outpatient facilities in the United States that perform CCTA, and this target account base has grown at a 10% CAGR from 2018 to 2023, based on our analyses using
Clarivate’s ProcedureFinder data repository. As of December 31, 2024, we have successfully deployed our Heartflow Platform in more than 1,100 accounts in the United States. Our TSMs are responsible for acquiring new accounts. Our TSMs engage with physicians to communicate the value proposition of the Heartflow Platform, leveraging our large base of clinical evidence to extoll its clinical and economic benefits. Once onboarded, providers typically reach utilization rates approaching 33%
of CCTAs eligible for Heartflow FFRCT Analysis. Unlike traditional sales models, our TSMs are not required to support case coverage or ongoing account maintenance, allowing them to focus on new account acquisition efficiently. We intend to drive further adoption by leveraging our existing 44 TSMs, as of March 31, 2025, while selectively expanding our team to capture additional geographic opportunities.
•Broaden awareness of the CCTA + Heartflow pathway to drive volume at existing accounts:
While we have achieved significant commercial adoption to date, including 132,000 patients on our
Heartflow Platform in 2024 alone, we believe this represented less than 1% of our overall market opportunity of 9.5 million total NITs, and approximately 10%, of current U.S. CCTA volumes. To expand adoption, we are actively educating physicians on the AHA and ACC chest pain guidelines that support CCTA plus Heartflow FFRCT Analysis as the preferred pathway for diagnosis and management of CAD. Our commercial team includes TAMs who are responsible for educating the cardiologists who refer patients to accounts in our installed base and driving increasing Heartflow
Platform volumes. These TAMs utilize our extensive clinical compendium to educate and train physicians on the benefits of our platform. Similar to our TSMs, our TAM model is highly efficient and scalable. We also invest in robust medical education, including peer-to-peer discussions, symposiums, podium presentations, and other educational events. These initiatives, combined with strong society support, our leading field presence, and continued technology investment, contribute to the expansion of both the CCTA market and the CCTA + Heartflow pathway.
•Launch and drive adoption of our Heartflow Plaque Analysis product: We initiated limited market education efforts for our second product, Heartflow Plaque Analysis, in the second half of 2023. We believe there is broad recognition among the cardiology physician community of the importance of quantifying and characterizing plaque composition as a key indicator of cardiovascular risk. Existing clinical trials have demonstrated plaque volume and plaque composition correlate with heart attack risk. There are also multiple pharmaceutical therapies that have proven to slow or halt plaque progression and reduce the risk of cardiovascular events. However, current non-invasive risk assessment methods are often inadequate due to their reliance on manual, time-consuming, or largely visual assessments, leaving physicians with limited actionable data for prescribing optimal therapies. Our Heartflow Plaque Analysis fills this critical gap in care by enabling rapid and precise quantification of plaque volume and composition at the vessel and patient level, down to the cubic millimeter. We believe that broad commercial reimbursement coverage will be important for widespread adoption of Heartflow Plaque Analysis and are working to secure coverage. In 2024, CMS assigned Heartflow Plaque Analysis a Category I CPT Code, which will be effective as of January
2026, and as of December 2024, Heartflow Plaque Analysis is covered by all MACs. We intend to leverage our learnings from the successful reimbursement coverage expansion and commercial launch of Heartflow FFRCT Analysis to drive commercial coverage and adoption of Heartflow Plaque
Analysis. Since Heartflow Plaque Analysis runs on the same CCTA scan as Heartflow FFRCT
Analysis, we expect favorable operating and gross margin leverage as its adoption increases.

•Invest in additional clinical evidence to support adoption and expand our indications: We believe we have developed the largest clinical evidence base supporting a non-invasive AI-powered diagnostic for CAD and that our extensive evidence demonstrates the superior accuracy, clinical utility and economic benefits of our Heartflow Platform relative to other non-invasive methods. We expect to continue to invest in clinical evidence to extend our leadership position. For example, we are currently conducting the DECIDE registry, a 20,000-patient study which aims to demonstrate how Heartflow
Plaque Analysis impacts physician decision-making. Beyond the commercialization of Heartflow
FFRCT Analysis and Heartflow Plaque Analysis in symptomatic CAD, we see a significant market opportunity for our technologies in at-risk individuals who show no symptoms, a segment comprised of approximately 200 million people globally, based on data from the U.S. Census Bureau, CDC,
Eurostat, United Kingdom Office of National Statistics, the Yang paper and the MacDonald paper. To unlock this potential, we are continuing to evaluate new product opportunities and appropriate clinical evidence supporting eventual regulatory approval, payor coverage and commercialization.
•Extend our technology leadership through continued investment in our platform: Our ongoing research and development initiatives are focused on introducing products, features and improvements to maximize customer value. We prioritize advancements in four key areas including:
improving our algorithms by leveraging extensive clinical data to improve accuracy and efficiency;
optimizing clinical utility to better support physicians in diagnosis, patient management, and treatment planning; enhancing ease of use through seamless workflow integration to improve operational efficiency; and expanding our platform’s applications to serve a broader patient population. By executing on these priorities, we aim to deepen engagement with existing customers, attract new ones, and further solidify our leadership in AI-driven cardiovascular diagnostics.
•Leverage our platform to pursue adjacent and international markets: We believe our installed base and deeply integrated platform technology approach allows us to add on new analysis and insights within the same product experience. Our relationships with referring and imaging physicians provide us with insights into unmet clinical and workflow needs, while our extensive database of
CCTA images and AI capabilities enable us to develop and integrate new algorithm-based solutions.
Additionally, while our current commercial focus is on the U.S. market, we have an existing presence in the United Kingdom, European Union, Australia, Canada and Japan. In the future we may choose to selectively expand our geographic footprint by strengthening our presence in existing international markets, entering new international markets, or exploring adjacent market opportunities in the U.S.
and abroad.
Market overview and opportunity
Overview of CAD
Cardiovascular disease is the leading cause of death worldwide, with CAD being the most lethal form.
CAD occurs when plaque—a buildup of cholesterol, fat, calcium and other substances—accumulates on the walls of the coronary arteries, restricting blood flow and increasing the risk of heart attack or stroke.
This condition is responsible for half of all cardiovascular-related deaths globally. Key risk factors, including high cholesterol, hypertension, smoking, diabetes, obesity, physical inactivity, and genetic predisposition, accelerate plaque formation and destabilization. In the United States alone, the CDC estimates that approximately 805,000 people suffer a heart attack each year. The CDC estimates that approximately 1 in 20 adults over the age of 20 have CAD, which is approximately 12.5 million individuals with CAD in the United States. The CDC also estimates that CAD killed 371,506 people in 2022. Given its morbidity and mortality, CAD places a significant cost burden on the healthcare system and is projected to reach $215 billion by 2035.
CAD is caused by the build-up of calcified and non-calcified plaque in the coronary arteries. This plaque build-up results in a narrowing of the arteries, or stenosis, which may require an intervention if the reduction in blood flow caused by the stenosis is determined to be clinically significant. Effectively diagnosing CAD in order to inform the optimal treatment pathway requires a measurement of the blood flow through the stenosis as well as quantifying the amount and type of plaque causing the stenosis. For example, the foundational FAME 1 and FAME 2 randomized controlled trials showed that deferring intervention is superior when blood flow, as measured by FFR, was greater than 0.80 but that when FFR was below this same level, intervention was superior to optimal medical therapy. Similarly, a follow-up analysis to the foundational SCOT-HEART trial showed that plaque volumes greater than 238 mm3 resulted in a 7x greater risk of heart attack than lower plaque volumes and higher concentrations of low-
attenuation plaque burden were associated with a nearly 5x greater risk of heart attack. This is due to the unstable nature of low-attenuation plaque, which can result in a higher risk of rupture leading to occlusion of coronary blood flow. Based on these trials, the cardiology community has recognized the importance of accurately measuring FFR values and characterizing plaque, and has supported this perspective with clinical guidelines that stratify treatment recommendations based on FFR values and plaque metrics.
Traditional methods for the non-invasive diagnosis of CAD and their limitations
When patients present with symptoms of CAD, such as chest pain, they are typically referred for a NIT.
There are two primary types of NITs: stress-based tests, which measure surrogate markers for CAD to infer the presence of heart disease based on blood perfusion, or CCTA, which directly images the patient’s coronary arteries. Based on the output of a patient’s NIT, the imaging physician and managing physician determine the appropriate next step which can include sending the patient home with only lifestyle modifications if the disease is not determined to be significant, initiating pharmaceutical therapy if there is assumed plaque burden without significant stenosis, or sending the patient to catheterization lab for intervention if there is significant stenosis.
When appropriately diagnosed and managed, CAD can be effectively treated with well-established therapeutics and devices. These therapeutics, which include statins, PCSK-9s and GLP-1s, among others, have been proven to effectively manage CAD by reducing plaque progression, changing plaque composition, and reducing the risks of a major adverse cardiovascular event. Similarly, when indicated, procedures to open the arteries, including percutaneous coronary intervention with intravascular lithotripsy, atherectomy and/or stenting, and coronary artery bypass grafting, have been shown over decades to be highly efficacious in reducing mortality risk and relieving the symptoms of CAD.
Stress tests
Stress-based NITs include SPECT, PET and stress echocardiography. These tests use imaging to evaluate heart function under exercise or pharmacologically-induced stress. The tests image the heart muscles and identify the differences in blood perfusion to the myocardium between the rest and stress state images to infer the presence of CAD. Stress-based NITs rely on surrogate markers of CAD to deduce the disease in the coronary artery without actually assessing the coronary arteries or the disease itself. According to the 2010 Patel paper, which determined patterns of non-invasive testing and the diagnostic yield of catheterization among patients with suspected coronary artery disease, these NITs are inaccurate a majority of the time, and often result in either missed CAD diagnoses or unnecessary invasive procedures as demonstrated by our PRECISE trial. In the PRECISE trial, among those who underwent invasive catheterization, in the Usual Care arm (in which most patients initially underwent NIT)
there was 60% incidence of finding no obstructive coronary disease upon catheterization, whereas in the
Precision Care arm this incidence was only 20%. Finding no obstructive disease indicates that, in retrospect, the procedure was avoidable. As for missed CAD diagnoses, 5.2% of patients in the Usual
Care arm had diagnosis made of CAD requiring revascularization, where 9.2% of patients in the Precision
Care arm had such diagnosis made. This indicates missed diagnosis of significant CAD in 4% of Usual
Care patients, and in approximately 43% of patients with significant CAD.
As a result, approximately 20–50% of patients who undergo stress-based NITs go home with false negatives, or undetected CAD that should have required an intervention, based on the Nakanishi paper and the Yokota paper. In addition, based on the 2014 Patel paper, up to 55% of patients receive false positives and are sent to the cardiac catheterization lab for an invasive diagnostic angiography when an intervention was never needed exposing patients to unnecessary risks including vascular injury and bleeding complications. This results in significant additional costs to the healthcare system and poor patient experience.
Figure 3: Traditional non-invasive tests. Left: Stress echocardiogram. Right: SPECT and PET
CCTA
CCTA is a high-resolution 3D imaging method that uses X-rays to produce detailed pictures of the heart’s arteries and other structures. CT imaging itself has been widely available and its use in cardiology is growing rapidly. The analyses performed by our Heartflow Platform rely on CCTA images from third-party
CT manufacturers. Because CCTA images are used across multiple medical practices, by different medical professionals and others, CT scanners have historically and currently output CCTA images in standard file formats rather than proprietary formats. In October 2021, the AHA and ACC elevated CCTA to a first line Class 1, Level A test in the guidelines for certain patients with stable or acute chest pain and no known CAD, above stress testing which is Class 1, Level B. This made CCTA a first line test for CAD owing to the strong evidence supporting its differentiated clinical utility. As of December 31, 2023, we estimate there were approximately 2,700 sites with an active CCTA program in the United States.
Similarly, CCTA now has guideline support from the European Society of Cardiology Clinical Practice guidelines on Chronic Coronary Syndromes (1B), is included in the National Institute for Health and Care
Excellence guidelines in the United Kingdom, and in the Japanese Circulation Society 2022 Guidelines in
Japan. We believe these guidelines further support the growth of CCTA tests outside the United States and specifically in the European Union, United Kingdom and Japan.
Unlike stress-based NITs that rely on indirect functional assessments of heart muscle activity to infer
CAD, CCTA enables direct visualization of the patient’s coronary anatomy and can allow for a comprehensive assessment of coronary stenosis and plaque burden. CCTA has been clinically demonstrated in the SCOT-HEART trial to have the highest diagnostic performance of all traditional non-
invasive imaging tests for CAD.
The foundational SCOT-HEART randomized controlled trial, highlighted the clinical superiority of CCTA over traditional stress-based NITs. The study found a significant 41% reduction in the rate of death or non-fatal heart attacks after five years in patients who underwent CCTA evaluations. The study also demonstrated that patients in the CCTA group were more likely to be started on lipid lowering, anti-

hypertensive, anti-platelet, and anti-anginal medication, which improved outcomes in patients with disease that may not have been detected with stress-based testing alone.
Figure 4: CCTA image
With the elevation of CCTA to a Class 1, Level A guideline recommendation by the AHA and ACC guidelines in 2021, CCTA test volumes have grown at a 22% CAGR from 2018 to 2023 while SPECT volumes have grown at a 2% CAGR over the same time period, based on our analyses using Clarivate’s
ProcedureFinder data repository. We believe CCTA test volumes will continue to grow rapidly, ultimately replacing other NIT methods based on increasing awareness of the superior diagnostic accuracy, workflow efficiencies and clinical guideline recommendations. Furthermore, favorable reimbursement trends are expected to accelerate adoption. In 2025, CMS reimbursement levels for hospital outpatient
CCTA are set to increase by 104% based on the OPPS final rule, published in the Federal Register on
November 27, 2024.
Catheterization lab-based invasive diagnostics for CAD
Invasive methods of diagnosing CAD are typically performed in the catheterization lab and provide highly accurate assessments of blood-flow and plaque. However, they are not practical or cost-effective as a first-line diagnostic due to procedural risks, patient discomfort, as well as cost and availability of catheterization lab time. As a result, these technologies are utilized downstream in the catheterization lab after a patient has been identified as having suspected CAD based on an NIT and referred for an interventional procedure. Because of the invasive nature of these tests, they serve as valuable reference points for validating the accuracy of our technology, however, we do not directly compete with them.
These invasive catheter-based procedures, which include FFR and Intravascular ultrasound (“IVUS”), have been the reference standard for obtaining FFR values and assessing plaque burden for decades.
FFR requires inserting a pressure wire into the coronary arteries under stress conditions to assess the severity of blood flow restriction and IVUS uses a catheter-based ultrasound probe to directly image plaque within the arteries.
Our symptomatic CAD market opportunity
We estimate our current market opportunity in the United States for our Heartflow FFRCT Analysis and
Heartflow Plaque Analysis is approximately $5 billion. Based on our analyses using Clarivate’s
ProcedureFinder data repository, we estimate that there were approximately 9.5 million NITs performed for the diagnosis of CAD in the United States in 2023. This includes an estimated 6.8 million SPECTs, 0.8 million PETs, 1.2 million stress echocardiograms, and 0.7 million CCTAs, based on our analyses using
Clarivate’s ProcedureFinder data repository.

(1)Clarivate’s ProcedureFinder data repository; ~73,000 U.S. Heartflow tests billed in FY23
(2)ZS NIT for CAD Market Assessment, Survey of 246 HCPs and 81 administrators, December 2024
Figure 5: Pie chart of U.S. non-invasive test market
CCTA testing volumes have grown 22% between 2018 and 2023, based on our analyses using Clarivate’s
ProcedureFinder data repository, and we believe they will continue to outpace the broader NIT market growth driven by the recently established Class 1, Level A guidelines, due to superior clinical utility compared to stress-based tests, and improved reimbursement. Of the approximately 9.5 million NITs performed for the diagnosis of CAD in the United States in 2023, we believe, based on our FORECAST randomized trial and the Wang paper, there were approximately 8.6 million patients that were addressable for CCTA after accounting for layered testing due to the inconclusive nature of traditional tests and the need for multiple re-tests and contraindications to CCTA.
Our Heartflow Platform, which requires a CCTA image from a CT scanner to perform its analysis, significantly improves the clinical utility of CCTA and addresses the limitations of traditional non-invasive
CAD testing by combining existing CCTA images with our AI algorithms to provide actionable data on blood flow, stenosis, plaque volume and plaque composition. This delivers superior clinical utility relative to other NITs and compelling economic benefits, which are supported by extensive clinical evidence. As a result, we believe the CCTA + Heartflow pathway will become the standard of care for the non-invasive diagnosis of CAD over time.

Addressing the limitations of traditional CAD testing
Figure 6: Image of SPECT test result on left; image of Heartflow FFRCT Analysis result on right
Our Heartflow FFRCT Analysis is reimbursed for use on any CCTA showing 40% to 90% stenosis, which, based on our FORECAST randomized trial, we estimate to be approximately 33% of all CCTAs annually.
We believe that CCTA + Heartflow FFRCT Analysis therefore is applicable to 33% of the NIT market and a majority of patients experiencing acute chest pain, which represents 3.1 million patients and an estimated market opportunity of approximately $3.3 billion in the United States. Our Heartflow Plaque Analysis is
reimbursed for plaque identified on CCTA with 1% to 69% stenosis, which, based on our PROMISE trial and the Hoffmann paper, we estimate to cover approximately 60% of all CCTAs annually and a majority of patients experiencing acute chest pain. We believe that CCTA + Heartflow Plaque Analysis is therefore applicable to 60% of the NIT market, which represents 5.5 million patients and an estimated market opportunity of an incremental approximately $1.7 billion in the United States.
While our current focus is on the United States and the Heartflow Platform has been cleared by the FDA
(K213857), our Heartflow FFRCT Analysis has commercial presence and regulatory approval in the United
Kingdom, European Union, Australia, Canada and Japan. The Heartflow Platform has also been cleared by the equivalent regulatory authorities in Israel, Saudi Arabia, United Arab Emirates, and licensed in
Bahrain. In the future we may expand our international presence beyond these markets and extend our platform to additional indications.
Asymptomatic CAD market opportunity
For asymptomatic patients, current clinical practice guidelines (Class 1, Level B) recommend using risk factors such as age, sex, smoking status, hyperlipidemia, hypertension, and diabetes, among others, to calculate a risk score, called an ASCVD score, for assessing overall cardiovascular event risk and guiding preventive therapy. However, this approach does not account for the actual disease state of an individual’s arteries leading to imprecise risk assessment and suboptimal management. As a result, despite the widespread availability of proven, preventative pharmaceutical treatments, up to 25% of heart attacks occur in those with no symptoms and approximately 50% of sudden heart deaths occur without any prior diagnosis or testing according to the Ni paper.
We believe there is a significant opportunity for our Heartflow Platform to materially improve risk stratification and patient management. Clinical data supports our belief that AI-based risk calculation predicated on the combination of individual-specific CAD measures enables more accurate and effective management and preventative measures as compared to those based on an ASCVD score alone. For example, our EMERALD 2 study showed that combining certain CCTA-derived quantitative features from coronary physiology via Heartflow FFRCT Analysis and from plaque metrics via Heartflow Plaque Analysis predicted future plaque rupture more accurately than CCTA alone. Serial AI-based risk assessment of asymptomatic patients can also capture temporal changes in disease state and cardiovascular risk, which can be used to personalize preventative medical therapy over time. We estimate that there are approximately 200 million patients globally with a high risk of cardiovascular events, of which 71 million live in the United States, based on data from the U.S. Census Bureau, CDC, Eurostat, United Kingdom
Office of National Statistics, the Yang paper and the MacDonald paper. In the future, we believe certain sub-segments of this population may be appropriate candidates for our platform.
Beyond the commercialization of Heartflow FFRCT Analysis and Heartflow Plaque Analysis in symptomatic
CAD, we see a significant market opportunity for our technologies in at-risk individuals who show no symptoms, a segment comprised of approximately 200 million people globally. To unlock this potential, we are continuing to evaluate new product opportunities and appropriate clinical evidence supporting eventual regulatory approval, payor coverage and commercialization.
Our technology
Heartflow enhances CCTA, the most advanced non-invasive imaging modality for assessing CAD, with
AI-powered analysis to deliver more accurate and clinically actionable insights for diagnosing and managing CAD. The Heartflow Platform applies deep learning, an advanced form of AI, and computational fluid dynamics to CCTA images to create a personalized 3D model of a patient’s heart based on a single CCTA image. This model provides actionable insights into blood flow, stenosis, plaque volume and plaque composition allowing precise diagnosis, risk stratification, and treatment planning –
without the need for an invasive procedure.
The CCTA + Heartflow pathway addresses the limitations of traditional non-invasive tests that only assess indirect measures for coronary disease and therefore result in higher rates of false negative and false positive CAD diagnoses, as demonstrated by our PRECISE trial. We believe the differentiated accuracy and clinical utility of the CCTA + Heartflow pathway will continue to support our growth and advance the standard for the non-invasive diagnosis and management of CAD.
We designed our AI-powered software platform to be highly scalable, seamlessly integrate into existing physician workflows for diagnosing CAD, and improve as we ingest more data over time. By leveraging AI to process massive volumes of cases and a “human-in-the loop” quality control process, where learnings are fed back into our algorithms to improve their performance and efficiency, we have rapidly scaled our platform to deliver accurate, timely results to benefit physicians and patients alike. Our cloud-based technology has enabled us to rapidly scale to an installed base of more than 1,100 accounts in the United
States as of December 31, 2024, reflecting a CAGR of 44% from December 31, 2021. We have also built a substantial and growing data asset that has driven refinement of our algorithms for over 10 years and as of March 31, 2025, we have analyzed and annotated approximately 110 million annotated CCTA images. Additionally, through our bi-directional data sharing relationship with our customers we ensure platform enhancements, delivering immediate and tangible benefits through new features, workflow efficiencies, and improved performance.
The CCTA + Heartflow pathway
When a patient presents with symptoms of CAD and their physician follows the AHA and ACC Class 1,
Level A chest pain guidelines by referring the patient for a CCTA, the patient will undergo standard CCTA imaging at the relevant hospital or outpatient facility. At Heartflow-enabled accounts, CCTA images are securely transmitted directly to our cloud-based platform through our embedded software in the hospital or outpatient imaging center. Leveraging proprietary AI and advanced computational fluid dynamics, we create a personalized, 3D digital model of the patient’s coronary arteries, unlocking critical insights beyond what is visible on standard imaging.
Figure 7: The CCTA + Heartflow pathway
Our Heartflow Platform includes a suite of innovative, AI-powered products designed to deliver comprehensive coronary artery assessment:
1)Heartflow RoadMap Analysis: Coronary anatomy modeling that enables clinicians to interpret CCTA accurately, efficiently and consistently while identifying whether the patient requires further evaluation with our other products.
2)Heartflow FFRCT Analysis: Accurate 3D model of blood flow that identifies clinically-significant CAD at the lesion level to inform whether the patient requires revascularization and identifies which lesions should be addressed.
3)Heartflow Plaque Analysis: Precise quantification of plaque volume and plaque composition down to the cubic millimeter to help assess risk and determine optimal medical treatment.
4)Heartflow PCI Planner: Will provide advanced visualization and clinical insights to optimize revascularization strategies, guide device selection, enhance procedural efficiency, and improve patient care. We expect to launch this product in 2026.
These analyses provide the critical complementary data that are lacking from other non-invasive tests but that we believe physicians need to diagnose, assess risk and make optimal, patient-specific decisions about medical and interventional therapies.
Figure 8: The Heartflow Portfolio

Our Heartflow Platform seamlessly integrates into our customer workflows, providing clinically actionable insights directly to the account in a median turnaround time of 1.6 hours, which we believe is sufficient for the workflows of our customers. We deliver the Heartflow RoadMap Analysis automatically to the imaging cardiologist or radiologist for every acceptable CCTA patient at our accounts to help drive more efficient
CCTA interpretation, workflows and revascularization strategies. In conjunction with the Heartflow
RoadMap Analysis, we also provide physicians with a case list that catalogs all their CCTAs and identifies the cases where our Heartflow FFRCT Analysis, Heartflow Plaque Analysis or both would enable them to accurately diagnose clinically significant CAD and plan treatment. With a single click, Physicians can access these analyses on-demand, and we bill the account directly for each product selected. Because
Heartflow FFRCT Analysis and Heartflow Plaque Analysis have distinct clinical indications and dedicated billing codes, our workflow helps ensure physicians can order the most appropriate analyses for each patient, supporting both high-quality care and efficient reimbursement processes.
Figure 9: The Heartflow Platform and workflow
The Heartflow Platform portfolio
Heartflow RoadMap Analysis: The Heartflow RoadMap Analysis provides a highly intuitive anatomic visualization of the patient’s coronary anatomy based on CCTA images. It rapidly orients the imaging physician to clinically relevant areas of the patient anatomy and provides a preview of what they will review in the native CCTA images to aid the physician in accurately, efficiently and consistently identifying stenosis in the coronary arteries. Heartflow RoadMap
Analysis supports more efficient radiology workflow, improving CCTA read times by 25% and increasing consistency between reviewing physicians by approximately 40%, as demonstrated in our SMART-CT study. Physicians use
Heartflow Roadmap Analysis as a first-line assessment tool along with CCTA interpretation to determine whether to order our more detailed Heartflow
FFRCT Analysis or Heartflow Plaque Analysis reports. The Heartflow RoadMap
Analysis was cleared by the FDA in October 2022, and we began providing it to our customers in the second quarter of 2023. We generally provide
Heartflow RoadMap Analysis to accounts as an integrated feature to enhance the efficiency and consistency of their CCTA programs and it is not a stand-
alone product. We believe the efficiency that Heartflow RoadMap Analysis provides our customers has resulted in enhanced customer loyalty and retention.

Heartflow FFRCT Analysis: Our flagship product, Heartflow FFRCT Analysis, consists of a patient-specific, interactive, 3D anatomical reconstruction of the coronary anatomy that identifies clinically significant CAD at every point in the major coronary arteries to determine the need for intervention. The model is color-coded along vessel length, indicating Heartflow FFRCT Analysis values which assist the physician in rapidly and precisely assessing blood flow through the coronary arteries. Our Heartflow FFRCT Analysis has the highest diagnostic accuracy for a non-invasive CAD test and has demonstrated a high level of concordance to invasive FFR, as seen in our PRECISE, NXT and
PACIFIC trials. Our product can measure the FFR value and determine whether a lesion is clinically significant – a “clinically significant lesion” means an FFR value of 0.80 or below. Because FFR values are the guideline directed measure to determine the need for invasive revascularization, this data offers a more clinically accurate, non-invasive basis for determining the need for interventional treatment.
Current AHA and ACC guidelines support CCTA + Heartflow FFRCT Analysis as a more efficient care pathway. The guidelines designate CCTA as a Class 1, Level A test for CAD in certain patients with stable or acute chest pain and no known CAD, with our Heartflow FFRCT Analysis given a Class 2a, Level B recognition to help physicians guide patient treatment decisions. This CCTA + Heartflow FFRCT Analysis pathway enables physicians to identify lesions that require revascularization in less than two hours, and guidelines recommend patients with positive Heartflow FFRCT Analysis findings be sent directly to the cardiac catheterization lab for possible treatment. Comparatively, AHA and ACC guidelines provide stress-
based testing a Class 1, Level B recommendation, suggesting patients with suspected CAD and positive stress-based test findings first initiate guideline directed medical therapy. Only if symptoms are not resolved by medical therapy, which can last weeks or months, are patients then sent to the cardiac catheterization lab.
Figure 10: AHA and ACC chest pain guidelines
Our Heartflow FFRCT Analysis is indicated for patients with stenosis levels between 40% and 90% in any vessel because a physician’s review of a CCTA alone may not appropriately identify the need for treatment in these cases. For example, in the figure below, two patients with >70% stenosis based on
CCTA alone would likely be referred for invasive coronary angiography (“ICA”). However, Heartflow FFRCT
Analysis reveals that while Patient A has an FFRCT value >0.80—indicating no need for intervention—

Patient B has an FFRCT value <0.80 and should be referred for revascularization. As of March 31, 2025,
Heartflow FFRCT Analysis represented 99% of our total revenue.
Figure 11: Heartflow FFRCT  Analysis Significantly Improves CCTA – anatomy from CCTA + Physiology from Heartflow FFRCT Analysis better informs clinical decisions

Heartflow Plaque Analysis: Heartflow Plaque Analysis transforms coronary plaque assessment from a time-consuming and variable manual process, which is seldom clinically used, into a rapid, automated, and highly precise AI-
driven solution. The Heartflow Plaque Analysis automatically provides a comprehensive 3D assessment of a patient’s coronary plaque, including a characterization of plaque types and quantification of plaque volumes at every point in the major coronary arteries. The Heartflow Plaque Analysis has been validated against the reference standard of invasive IVUS and shown to have a 95% agreement with IVUS in quantifying total coronary plaque volume in our REVEALPLAQUE study. Moreover, our current findings from the DECIDE registry show the Heartflow Plaque Analysis led to medical management change in over half of patients beyond CCTA alone. Because coronary plaque volume is a strong predictor of a patient’s risk of having a heart attack regardless of ASCVD risk score, coronary artery calcium (“CAC”) score, or stenosis, this data offers incremental predictive power over risk factors and stenosis alone and can aid the physician in optimizing medical management. Furthermore, only quantified plaque analysis based on CCTA can assess non-calcified plaque, which has a higher risk for causing a heart attack as compared to calcified plaque. In contrast, while CAC scores also use a CT scan to measure plaque, they estimate CAD risk based solely on calcified plaque. We believe that our Heartflow
Plaque Analysis is applicable to the approximately 60% of CCTA patients identified as having 1% to 69%
stenosis and adds significant value over review of CCTA alone, which is unable to precisely quantify or characterize the type or volume of plaque that would impact a physician’s treatment plan.
Heartflow Plaque Analysis guides medical management
Figure 12: Plaque is critical to guide medical management, regardless of FFRCT results
In addition to its comprehensive plaque assessment capabilities, Heartflow Plaque Analysis incorporates a nomogram derived from an extensive international cohort of over 11,000 patients. This nomogram stratifies coronary atherosclerotic plaque volumes by age and sex, providing physicians with a valuable reference to contextualize individual patient data against population-based benchmarks. By leveraging this tool, clinicians can more precisely assess a patient's CAD risk, facilitating personalized treatment strategies. This integration of large-scale data enhances the actionable insights delivered by Heartflow
Plaque Analysis, supporting more informed clinical decision-making.
Our Heartflow Plaque Analysis was cleared by the FDA in October 2022. We began our limited market education efforts in the second half of 2023, and we expect to broaden our market education efforts as payor coverage for Heartflow Plaque Analysis increases. We also anticipate our Heartflow Plaque
Analysis to be included in updated cardiac imaging guidelines by radiology benefit manager EviCore by

Evernorth, which provides coverage guidelines to leading commercial health insurers, effective October 1,
2025.
Heartflow PCI Planner: Heartflow PCI Planner, which we expect to launch in 2026, will enable pre-PCI assessment of coronary anatomy, lesion-specific physiology and plaque localization through an interactive 3D model, combined in a single interface. The tool will provide interventional cardiologists with advanced visualization and clinical insights to help answer critical questions for revascularization strategies, such as which lesions to treat, how to treat them, the complexity of PCI, the need for calcium modification, what ancillary tool to use and how to optimize stent quantity, size and placement. We expect
Heartflow PCI Planner to offer procedural efficiency through advanced preparation, improved patient care by ensuring optimal treatment at the right time and increased clinician confidence with detailed pre-
procedure knowledge. We plan to provide Heartflow PCI Planner to accounts as an integrated feature to enhance procedural efficiency, not as a stand-alone product.
Key benefits of our Heartflow Platform
We believe the unique features of our technology allow us to offer superior clinical utility and economic value to our customers and the broader healthcare system. The key benefits offered by our Heartflow
Platform include:
•More accurate non-invasive test for CAD: Our Heartflow products have been clinically validated to provide a more accurate non-invasive assessment of blood flow, plaque characterization and plaque volume compared to traditional non-invasive tests, parameters that have been established to be highly clinically relevant. Our prospective, core-lab adjudicated NXT trial demonstrated that Heartflow
FFRCT Analysis is able to accurately calculate lesion-specific FFR values with a high level of concordance to the invasive reference standard of FFR. In addition, our retrospective, core-lab adjudicated PACIFIC trial demonstrated that our Heartflow FFRCT Analysis offered superior diagnostic accuracy relative to CCTA alone as well as SPECT and PET. Individually and collectively, these studies support the differentiated level of precision that Heartflow FFRCT Analysis offers relative to other non-invasive tests as well as its clinical reliability. Similarly, our prospective REVEALPLAQUE study validated our Heartflow Plaque Analysis relative to the invasive reference standard of IVUS, demonstrating 95% agreement for overall plaque volume and excellent agreement in identifying plaque volume and sub-types at the lesion level.
•More informed assessments and personalized care: Our Heartflow FFRCT Analysis has been clinically demonstrated in multiple studies to positively impact physician decisions on intervention and patient management. The ADVANCE prospective registry which included over 5,000 patients globally showed that in 67% of cases physicians changed their patient management plans, predominantly with respect to revascularization, based on review of Heartflow FFRCT Analysis relative to CCTA alone.
Similarly, our DECODE study, which included 100 patients, demonstrated that in 66% of cases physicians changed preventative medical therapy plans based on a review of Heartflow Plaque
Analysis relative to CCTA alone. Further supporting the value of our Heartflow Plaque Analysis product, among patients with a CAC score of 0, physicians revised their management plan to a more aggressive therapy approach in nearly 50% of cases after reviewing our Heartflow Plaque Analysis report. In 63% of cases in the DECODE study, physicians increased the dosage of the patient’s medication, indicating that patients were being under-treated based on conventional non-invasive testing methods that fail to both quantify and characterize plaque volumes.
•Superior economic efficiency: Our Heartflow FFRCT Analysis has been clinically demonstrated to reduce rates of false positive CAD diagnoses relative to other non-invasive tests and more accurately identify the patients that actually need an invasive procedure. Our PRECISE prospective randomized controlled trial which enrolled over 2,100 patients and compared Heartflow FFRCT Analysis with standard of care, demonstrated that our Heartflow FFRCT Analysis was 78% more likely to identify patients in need of revascularization and showed a 69% reduction in false positives, or unnecessary
ICA tests. It also showed 2x the yield of ICA leading to a revascularization procedure such as a PCI or
CABG. These are economically important procedures for our customers which, when done in place of a diagnostic only catheterization, result in more efficient use of valuable cardiac catheterization lab facilities and staff time. As a result, our calculations based on the PRECISE trial indicate that net average cardiac catheterization lab revenue increased 20%.
•Improved workflow: Our Heartflow RoadMap Analysis offers significant workflow benefits, including improving workflow efficiency by reducing CCTA interpretation times. Our SMART-CT study demonstrated that the use of our Heartflow RoadMap Analysis reduced read time by approximately
25%. In addition to reducing read times, our Heartflow RoadMap Analysis enhances consistency across a radiology program resulting in a more than 40% increase in inter-reader agreement. Given the intense demands on radiologist time resulting from an increasing number of images to review on a daily basis, we believe this added efficiency and consistency strengthens the competitive differentiation of our platform.
•Enhanced interventional treatment planning: Once the patient is diagnosed with clinically significant CAD and referred to the catheterization lab for an intervention, our Heartflow Platform provides information that is useful to interventional cardiologists in planning for the most efficient treatment based on individual anatomy and disease state. The Heartflow Platform enables early, detailed pre-operative planning, allowing physicians to triage patients to the most appropriate site of service—whether a hospital-based catheterization lab or an outpatient interventional center. By identifying the complexity and severity of disease in advance, our technology ensures that high-risk patients receive care in fully equipped facilities, while lower-risk cases can be efficiently managed in outpatient settings, reducing strain on hospital resources. Heartflow’s 3D model provides a precise preview of the anatomy corresponding to specific views used in invasive catheterizations. Heartflow
FFRCT Analysis and Heartflow Plaque Analysis provide quantitative and visual insights on lesion severity, plaque burden and type, and hemodynamic significance, which enable more precise pre-
selection of interventional tools. This allows catheterization labs to be better prepared with the necessary guidewires, catheters, and adjunctive devices before the procedure, thereby reducing inefficiencies. With growing demand for complex structural heart procedures—such as transcatheter aortic valve replacement, left atrial appendage closure, and transcatheter mitral interventions—
catheterization lab capacity is increasingly a constraint for hospitals. By reducing unnecessary diagnostic angiograms and increasing the efficiency of PCI planning, we believe the Heartflow
Platform frees up catheterization lab time for these higher-acuity, resource-intensive procedures.
•Better patient and provider experience: By leveraging a single CCTA for all of our products, patients complete their test in approximately 20 minutes with significantly lower radiation exposure compared to nuclear imaging tests such as SPECT and PET that take multiple hours and require radioactive tracers to be injected into the bloodstream. A fundamental challenge with traditional stress-based testing is the lack of a definitive diagnosis, which often results in a cascade of follow-up tests. Stress tests frequently produce inconclusive or false-positive results, requiring additional imaging studies such as cardiac catheterization to confirm or rule out disease. This layered testing approach prolongs the diagnostic journey, delays appropriate treatment, and adds unnecessary costs and inconvenience for patients. The Heartflow Platform offers an entirely digital and non-invasive experience that better serves both patients and providers. The CCTA + Heartflow Pathway provides a fulsome array of insights with only a single patient exam. All results can then be viewed and distributed digitally to all of the patient’s care providers. In addition, our platform offers the flexibility to add new visualizations, insights and updates as the technology evolves, and physicians can receive the benefits of these updates conveniently through the same software platform. For example, when
Heartflow RoadMap Analysis and Heartflow Plaque Analysis were introduced, our accounts were able to access these technologies through the same connection infrastructure and platform that they utilized for Heartflow FFRCT Analysis without the need to buy new equipment or establish new connections.

Our production process
Our production process involves a sophisticated and highly refined system that combines advanced machine learning algorithms with “human-in-the loop” quality control process, where learnings are fed back into our algorithms to improve their performance and efficiency. After the CCTA test is complete, the patient’s images are securely transferred to our cloud-based system through our established software that integrates directly into the account’s infrastructure.
When the images arrive, we leverage multiple machine learning algorithms which have been trained from a database of millions of annotated CCTA images to precisely segment CCTA data and extract patient-
specific 3D anatomy, which includes the coronary tree, myocardium and other anatomic features. The quality of CT images and the anatomy extracted by our algorithms is inspected through propriety software that guides quality-oriented production analysts through each step to review and potentially correct the segmentation, as needed. Our machine learning algorithms then utilize any analyst inputs to generate a final 3D model of the coronary vessels. Our algorithms then compute stenosis, plaque volumes and plaque characteristics as well as blood flow simulation with computational fluid dynamics over the entire coronary tree. The simulated blood flow and pressures allow calculation of quantitative Heartflow FFRCT
Analysis values at every point on the coronary tree. Once complete, our Heartflow RoadMap Analysis,
Heartflow FFRCT Analysis and Heartflow Plaque Analysis are securely delivered directly to the physician in multiple formats: an interactive web experience where they can explore the data in detail, PDF summaries, and direct delivery into the electronic medical record.
The corrections and changes from the analyst quality inspection step are stored in a database as labels for training our algorithms. New and improved versions of our algorithms using the latest machine learning methodologies are trained with incrementally more labels and released over time and incorporated into our platform. The core algorithms for the 3D coronary anatomic model and Heartflow
FFRCT Analysis are now on their 3rd generation with improvements over time. This iterative approach of combining improved algorithms with human quality control processes continues to enhance the accuracy and efficiency of our technology.
We have also invested significantly in automating our production process through improved algorithm performance, visualization, and internal workflow enhancements, which have materially reduced our analyst processing times from 69 minutes in 2021 to 26 minutes in the fourth quarter of 2024, significantly enhancing our margin profile.
Our data security
Our Heartflow Platform relies on industry-leading security controls, including encryption at rest and in transit, multi-factor and single-sign on authentication, granular authorization and a secure development lifecycle. We have designed the Heartflow Platform to de-identify data for processing, ensuring the most identifiable sensitive data (including PHI) remains segregated, encrypted, and within source regions, limiting privacy and security risk. Our commitment to information security is demonstrated by our
HITRUST, ISO 27001, and SOC 2 Type II certifications.
Our clinical results and economic evidence
We believe the Heartflow Platform is the most studied AI-enabled test for CAD. The accuracy, clinical utility and economic benefits of our Heartflow Platform have been evaluated in over 100 clinical studies and more than 130,000 patients, including our PRECISE and FORECAST trials, each a large randomized controlled trial, with results published in over 600 peer-reviewed clinical publications. Collectively, this extensive body of clinical evidence has supported regulatory approvals for our products, established broad payor coverage and society guideline inclusion for our Heartflow FFRCT Analysis, and is driving rapid commercial adoption of our portfolio of products. We have sponsored 50 of the 100 clinical studies and are continuing to invest in evidence that highlights the clinical utility and economic benefits of our
Heartflow Plaque Analysis to support expansion of payor coverage and commercial adoption. In the future we may also invest in clinical studies of the Heartflow Platform to expand indications to broader populations.
Our clinical programs have been focused on (i) validating the accuracy and reproducibility of our product offerings relative to invasive reference standards and non-invasive alternatives, (ii) establishing the differentiated clinical utility of our products relative to non-invasive alternatives, and (iii) demonstrating the economic benefits associated with our products including reduced costs for payors and improved efficiency for providers. Our studies, including the PRECISE, NXT and PACIFIC trials, have consistently demonstrated that the Heartflow Platform is more accurate than traditional non-invasive tests and highly concordant to invasive testing, reduces unnecessary invasive testing, and enables physicians to optimize treatment and ultimately provide more efficient care. The “p-values” noted below indicate the measure of the study’s “statistical significance,” which refers to the likelihood that a result or relationship is caused by something other than random chance or error. The “p-value”  indicates the probability value that the results observed in a study were due to chance alone. A p-value of < 0.05 is generally considered statistically significant, meaning that the probability of the results occurring by chance alone is less than five percent. The lower the p-value, the less likely that the results observed were random.
None of the studies discussed below that collected adverse event data related to the Heartflow Platform reported adverse events related to the Heartflow Platform.
Our Heartflow FFRCT Analysis
Accuracy and reproducibility: Numerous foundational clinical trials in cardiology, including the FAME 1 and FAME 2 RCTs have demonstrated that FFR values are the most accurate predictors of the need for intervention in patients with CAD. Key clinical studies that have supported the accuracy and reproducibility of Heartflow FFRCT Analysis relative to invasive FFR testing and non-invasive alternatives include:
•NXT (2014): Our Company-sponsored NXT trial was the was the basis for de novo 510(k) FDA clearance of Heartflow FFRCT Analysis. It was a prospective, blinded, core-lab adjudicated trial in which CCTA was performed prior to non-emergent ICA in stable patients with suspected CAD.
Heartflow FFRCT Analysis values based on the CCTA were compared to invasive FFR values. The trial also compared the efficacy of Heartflow FFRCT Analysis relative to CCTA alone for predicting FFR values. NXT studied 254 patients who were scheduled to undergo clinically indicated ICA and who had CCTA performed within 60 days before ICA or who agreed to undergo CCTA within 60 days before ICA and studied 484 vessels at 10 centers in Europe, the United Kingdom, Japan, Korea, and
Australia. The results showed that Heartflow FFRCT Analysis is highly accurate compared to the reference standard of invasive FFR, with a per vessel accuracy of 86% compared with 65% for CCTA alone (p < 0.001).
•PACIFIC (2019): The PACIFIC trial was an investigator-initiated, prospective study funded by the
Company to evaluate in a head-to-head manner the diagnostic performance of several non-invasive tests commonly used to identify functionally significant CAD. At a single site in the Netherlands, a total of 208 patients with suspected stable CAD underwent CCTA, SPECT and PET, and then used ICA with invasive FFR as the reference standard. The Heartflow FFRCT Analysis was not initially included in the PACIFIC study, but the investigators subsequently undertook a retrospective PACIFIC FFRCT sub-study to evaluate the diagnostic performances of Heartflow FFRCT Analysis compared to CCTA,
SPECT, and PET. Using invasive FFR as the reference standard, the Heartflow FFRCT Analysis demonstrated the highest diagnostic performance for vessel-specific ischemia of all tested noninvasive tests, with an AUC (Area Under the Curve) of 0.94 compared with PET (0.87), CTA
(0.83), and SPECT (0.70) (p < 0.001 for all).
Differentiated utility, improved clinical and economic outcomes: Numerous studies have demonstrated that use of Heartflow FFRCT Analysis favorably impacts clinical management, supporting physicians in making more informed and better patient-specific decisions about intervention which drives more efficient use of resources. Key company-sponsored clinical studies that demonstrated the impact of Heartflow
FFRCT Analysis on clinical decision-making, outcomes and provider and payor economics include:
•ADVANCE (2018): Our Company-sponsored ADVANCE prospective registry studied 5,083 patients at 38 centers across the United States, United Kingdom, Europe, and Japan whose CCTA showed
CAD, in order to determine whether the incremental addition of Heartflow FFRCT Analysis resulted in a change in patient management. Results at 90 days showed that Heartflow FFRCT Analysis findings drove a change in management plan for 67% of patients and that Heartflow FFRCT Analysis values
>0.80 did not have any reported major adverse cardiovascular events compared to those with values
0.80 or below who experienced higher rates of major adverse cardiovascular events (p < 0.01)
despite overwhelmingly non-invasive patient management. Additionally, CCTA-based stenosis severity was determined to be a poor predictor of Heartflow FFRCT Analysis values, demonstrating that CCTA alone was not as effective for clinical decision-making. A review of outcomes at one year showed that physician management decisions were safe and durable and that deferral of an invasive procedure based on Heartflow FFRCT Analysis was safe and appropriate, as it was highly unlikely to result in a later revascularization or adverse clinical event.
•PRECISE (2023): Our Company-sponsored PRECISE trial was a prospective randomized controlled study conducted at 65 centers across the United States, Canada, the United Kingdom, and Europe
which compared decision-making and outcomes based on a CCTA + Heartflow FFRCT Analysis pathway with the “usual care” pathway which involved alternative non-invasive or invasive testing methods chosen by the clinician, such as exercise electrocardiogram, stress echocardiogram, stress nuclear myocardial perfusion imaging (single-photon emission CT or positron emission tomography), stress cardiovascular magnetic resonance imaging, or catheterization. The study included 2,103 participants without known CAD or prior testing and had a median follow up of 11.8 months. The study found that, compared with the “usual care” pathways, CCTA + Heartflow FFRCT Analysis was
78% more likely to identify patients in need of revascularization (p < 0.001), and resulted in a 69%
reduction in diagnostic-only ICA. The net effect of this pathway was 2x the yield of ICA leading to a revascularization procedure, from 30.5% of cases to 71.9% of cases. As a result, our internal analysis based on the PRECISE data demonstrated a 20% increase in net revenue for the cardiac catheterization lab, on average.
•PLATFORM (2015): Our Company-sponsored PLATFORM trial was a prospective controlled study of sequential cohorts that enrolled 584 patients across 11 centers in the United Kingdom and Europe.
The study assessed the clinical and economic impacts of using a CCTA + Heartflow FFRCT Analysis pathway to select patients with stable, new onset chest pain for ICA. The study compared outcomes between cohorts with a “usual care” invasive pathway to a CCTA + Heartflow FFRCT Analysis pathway. The study found that the CCTA + Heartflow FFRCT Analysis pathway reduced the rate of unnecessary ICA by 83% from 73% to 12% (p < 0.0001) and showed a 23% reduction in costs at 90 days and a 32% reduction (p < 0.0001) in costs at one year based primarily on the avoidance of unnecessary invasive procedures.
Our Heartflow Plaque Analysis
Our clinical portfolio includes 10 studies and over 25 peer-reviewed publications specific to Heartflow
Plaque Analysis. These studies and publications, which include large, multi-center, international trials, document the performance, accuracy and clinical utility of Heartflow Plaque Analysis as well as its positive impact on the physician’s ability to assess risk and manage outcomes. By providing more accurate and detailed information on plaque types and volumes than can be achieved with traditional non-
invasive tests or risk measures, Heartflow Plaque Analysis supports more appropriate, precise medical management. Key studies that support the clinical benefits of Heartflow Plaque Analysis include:
•REVEALPLAQUE (2024): Our Company-sponsored REVEALPLAQUE study demonstrated the accuracy of Heartflow Plaque Analysis relative to IVUS, the accepted reference standard for coronary plaque measurement and characterization. REVEALPLAQUE was a prospective, blinded, core-lab adjudicated trial that enrolled 237 patients, with 432 lesions, in the United States and Japan and compared coronary plaque quantification and characterization between Heartflow Plaque Analysis and IVUS. The study showed that Heartflow’s Plaque Analysis results for total plaque volume, calcified plaque, and non-calcified plaque were strongly correlated with IVUS measurements, achieving 95% agreement with IVUS.
•DECODE (2024): Our Company-sponsored DECODE study evaluated the impact of the Heartflow
Plaque Analysis on clinical decision-making using data from 100 patients who underwent CCTA. For each case, three cardiologists with expertise in reading CCTA and preventive therapies aligned on a management plan based on patient demographics, clinical history, and the CCTA alone. The cardiologists were then provided with Heartflow Plaque Analysis for the same patients and asked to determine a management plan. The results showed that the use of Heartflow Plaque Analysis led to changes in treatment plans for 66% of patients, including 63% of patients who had medical management up-titrated. The likelihood of changing the management plan increased with higher CAC scores and was more pronounced in patients with significant coronary stenosis; however, even 50%
of patients with a CAC score of 0 had a revised management plan with Heartflow Plaque Analysis.
•ADVANCEPLAQUE (2024): The ADVANCEPLAQUE study is a retrospective analysis of our
ADVANCE trial after 1-year follow up (see above for more information related to our Company-
sponsored ADVANCE trial). In a multi-variate analysis of the data, high total plaque volume as identified by Heartflow Plaque Analysis was shown to be an independent predictor for the risk of adverse clinical cardiac events. In addition, the risk of an adverse cardiac event was shown to be 2x higher in patients where Heartflow Plaque Analysis showed a higher total plaque burden compared to those with a lower plaque burden.
•EMERALD 2 (2024): The EMERALD 2 study, funded by the Company, enrolled 351 patients who presented with acute coronary syndrome, including specifically-identified culprit plaque rupture, within
3 years following a CCTA across the United States, Canada, Denmark, Italy, Hungary, Belgium,
Australia, Japan and South Korea. The study sought to investigate the additive value of AI–enabled quantitative coronary plaque analysis together with hemodynamic analysis as predictors of the subsequent plaque rupture. The study showed that adding the CCTA-derived, AI-enabled measures derived from FFRCT and Plaque Analyses predicted plaque rupture more accurately the reference model of CCTA alone (p < 0.001).
•DECIDE: Based on the success of our DECODE study, which supported CMS coverage for Heartflow
Plaque Analysis, we initiated in March 2024 the DECIDE registry, a prospective real world analysis measuring the impact of Heartflow Plaque Analysis on changes in treatment decisions compared to
CCTA alone or alternative non-invasive tests. In contrast with DECODE in which physicians retrospectively identified revised patient management plans, physicians in our DECIDE registry will use Heartflow Plaque Analysis information to implement real world patient management changes. The study’s primary endpoint is change in medical management following Heartflow Plaque Analysis compared to CCTA alone, and the secondary endpoint will examine changes in key outcomes including death, heart attack, revascularization, cardiovascular medication changes and cardiovascular hospitalizations at both 90-days and one-year follow-up. DECIDE was initiated in
March 2024 and we expect to enroll approximately 20,000 patients across over 30 sites in the United
States. As of March 31, 2025, we have enrolled over 10,000 patients. Our current findings from the
DECIDE registry show the Heartflow Plaque Analysis led to medical management change in over half of patients beyond CCTA alone. We believe that the outcomes of the DECIDE registry will support expanded commercial payor coverage and continued adoption of Heartflow Plaque Analysis.

Other Company sponsored or funded clinical studies
The table below summarizes the results of additional clinical studies of the Heartflow Platform that we have sponsored or funded to date.

Reference	Source	Study summary
Koo et al. (2011)	Journal of the American College of Cardiology
DISCOVER-FLOW study
Authors: Bon-Kwon Koo, James K. Min, Bjarne L. Nørgaard, et al.
Institution: Seoul National University Hospital
N: 103
Description: Prospective, multicenter trial sponsored by the Company, aimed at evaluating the diagnostic performance of non-invasive fractional flow reserve derived from CCTA in assessing the functional significance of coronary artery disease. The study involved patients with suspected CAD who underwent CCTA and Heartflow FFRCT
Analysis, with results compared to invasive FFR as the reference standard.
Conclusions: The study concluded that Heartflow FFRCT Analysis demonstrated high diagnostic accuracy in identifying functionally significant coronary stenosis, with improved diagnostic discrimination (p
< 0.001) compared to CCTA alone. These findings support the potential of Heartflow FFRCT Analysis as a reliable non-invasive method for assessing coronary artery disease, offering a promising alternative to invasive FFR for guiding clinical decision-making.

Morris et al. (2024)	Journal of Cardiovascular Computed Tomography
SMART-CT 2.0
Authors: Michael F. Morris, Mahesh Chandrasekhar, Harish Gudi, et al.
Institution: Banner University Medical Center, Phoenix
N: 120
Description: The Company-sponsored SMART-CT 2.0 study (also
referred to as the SMART-CT study) was designed to evaluate the effectiveness of an AI-informed coronary stenosis quantification tool, known as AI-CSQ, in assisting the interpretation of CCTA. This tool, aims to reduce the time required for CCTA interpretation, while maintaining or enhancing the accuracy and confidence of the readers.
The study involved 120 CCTAs from patients at 2 sites with stable chest pain or symptoms of CAD. These were analyzed by six readers of varying experience levels, including cardiologists and radiologists, to determine the impact of AI-CSQ on interpretation time, diagnostic accuracy, and inter-reader variability.
Conclusions: The study concluded that the use of AI-CSQ significantly decreased the overall time required for CCTA interpretation by 25.8%, regardless of the reader's experience level (p < 0.001). It also improved inter-reader agreement and boosted reader confidence in diagnosing coronary artery disease. These findings underscore the potential of advanced AI tools like AI-CSQ to enhance the efficiency and reliability of CCTA interpretation in clinical practice, addressing challenges such as time-consuming post-processing and variability in reader accuracy.

Reference	Source	Study summary
Curzen et al. (2021)	European Heart Journal
FORECAST
Authors: Nick Curzen, Zoe Nicholas, Beth Stuart, et al.
Institution: Multiple centers across the United Kingdom
N: 1,400
Description: The FORECAST (Fractional Flow Reserve Derived from
Computed Tomography Coronary Angiography in the Assessment and
Management of Stable Chest Pain) study, funded by the Company, was a prospective, randomized controlled trial across 11 sites, designed to assess the clinical and economic impact of using CCTA combined with
Heartflow FFRCT Analysis in the management of patients presenting with stable chest pain. The study compared this approach to standard care pathways that did not include Heartflow FFRCT Analysis, aiming to determine its effectiveness in reducing unnecessary invasive procedures and improving patient outcomes.
Conclusions: The study concluded that the integration of CCTA with
Heartflow FFRCT Analysis into the diagnostic pathway for stable chest pain resulted in a significant reduction in the need for ICA and unnecessary procedures, without an increase in adverse patient outcomes. It found that random assignment to the study arm using
CCTA and our Heartflow FFRCT Analysis was associated with a 22%
reduction in the need for ICA, a 52% reduction in the frequency of unnecessary ICA, 40% fewer layered non-invasive tests, and no increase in adverse patient outcomes or in costs (in the United
Kingdom).

Reference	Source	Study summary
Min et al. (2012)	Journal of the American Medical Association
DeFACTO study
Authors: James K. Min, Jonathon Leipsic, Michael J. Pencina, et al.
Institution: Multiple international centers (United States, Belgium,
Canada, Latvia and South Korea)
N: 252
Description: Multicenter diagnostic performance study, sponsored by the Company, involving 252 stable patients with suspected or known
CAD from 17 centers in 5 countries who underwent CT, ICA, FFR, and
Heartflow FFRCT Analysis between October 2010 and October 2011.
Computed tomography, ICA, FFR, and Heartflow FFRCT Analysis were interpreted in blinded fashion by independent core laboratories.
Accuracy of Heartflow FFRCT Analysis plus CT for diagnosis of ischemia was compared with an invasive FFR reference standard.
Ischemia was defined by an FFR or Heartflow FFRCT Analysis of 0.80 or less, while anatomically obstructive CAD was defined by a stenosis of 50% or larger on CT and ICA. The primary study outcome assessed whether Heartflow FFRCT Analysis plus CT could improve the per-
patient diagnostic accuracy such that the lower boundary of the 1-sided
95% confidence interval of this estimate exceeded 70%.
Conclusions: The study did not meet its primary goal for per-patient diagnostic accuracy, as it resulted in diagnostic accuracy of 73%, with a lower bound of the 95% CI of 67%. However, the use of noninvasive
Heartflow FFRCT Analysis combined with CT in stable patients with suspected or known CAD showed improved diagnostic accuracy and discrimination compared to CT alone for identifying hemodynamically significant CAD, using invasive FFR as the reference standard. This suggests that Heartflow FFRCT Analysis could enhance the noninvasive assessment of CAD by providing physiologic insights that CT alone cannot offer, potentially reducing unnecessary invasive procedures.
Following the completion of the DeFACTO study, we substantially redesigned our technology, which improved product performance. The results of this improvement were validated in the NXT study, which resulted in a per vessel 86% accuracy and was the central evidence for the initial De Novo 510(k).

Other clinical studies
The following summarizes the results of additional clinical studies that were not supported, sponsored, or funded by the Company.
•SCOT-HEART (2015): SCOT-HEART was a foundational open-label, multi-center, parallel group randomized controlled trial that compared the standard of care against the standard of care with
CCTA. The study registered 4,146 patients across 12 sites in Scotland. Enrollment was open to patients aged 18–75 years who had been referred by a primary-care physician to a dedicated cardiology chest pain clinic with suspected stable angina due to coronary heart disease. The study highlighted the clinical superiority of CCTA over traditional stress-based NITs, finding a significant
41% reduction in the rate of death or non-fatal heart attacks after five years in patients who underwent CCTA evaluations. The study also demonstrated that patients in the CCTA group had higher rates of preventative therapies throughout follow-up: antiplatelet therapy use fell from 48%
(baseline) to 41% (at 1 year) in the standard of care group (p < 0.001), whereas it increased from
49% (baseline) to 52% (at 1 year) in those in the CCTA group (p = 0.017). Statin use increased in both groups, from 43% to 50% (at 1 year) in the standard of care group and from 44% to 59% (at 1 year) in the CCTA group (p < 0.001 for both groups), but this was greater in those assigned to the
CCTA group (p < 0.001).
•FAME 1 (2009): The foundational FAME 1, a prospective randomized controlled trial, enrolled 1,005 patients with multi-vessel CAD across 20 sites in the United States and Europe. The study, along with
FAME 2, showed that deferring intervention is superior when blood flow, as measured by FFR, was greater than 0.80 but that when FFR was below this same level, intervention was superior to optimal medical therapy. In FAME 1, patients diagnosed with CAD by ICA and planned ICA had rates of major adverse cardiovascular events that were lower with deferral of FFR negative lesions than with angio-
guided PCI of all lesions independent of FFR (18.3% vs. 13.2%) (p = 0.02). In addition, 78% of the patients in the angiography group were free from angina at 1 year, as compared with 81% of patients in the FFR group (p = 0.20).
•FAME 2 (2014): The foundational FAME 2, a prospective randomized controlled trial, enrolled 1,220 patients across 28 sites in Europe and North America. The enrolled patients were appropriate candidates for PCI in stable condition who had angiographically assessed one-, two-, or three-vessel
CAD suitable for PCI. The study demonstrated that patients diagnosed with CAD by ICA and with invasively-measured positive FFR had rates of major adverse cardiovascular events that were lower with PCI and medical management than with medical management alone (8.1% vs. 19.5%) (p <
0.001). This reduction was driven by a lower rate of urgent revascularization in the PCI group (4.0%
vs. 16.3%) (p < 0.001), with no significant between-group differences in the rates of death and myocardial infarction.
Sales and marketing
We believe the Heartflow Platform adds significant value across all the subspecialties that impact cardiovascular care including referring cardiologists, imaging physicians, and interventionalists. We have structured our sales force to efficiently call on these key physician stakeholders, with a primary focus on the imaging physicians who are instrumental in new account adoption and the referring physicians who are critical to driving volume growth at accounts in our installed base.
We market and sell our Heartflow Platform in United States through a direct sales organization. As of
March 31, 2025, our U.S. commercial team included 44 TSMs focused on opening new accounts, 55
TAMs who are focused on broadening referring physician awareness of the CCTA + Heartflow pathway and driving increased volumes at accounts in our installed base, and our customer success organization that supports seamless onboarding, implementation and ongoing utilization at our accounts. We support our direct commercial efforts with a marketing team that generates demand for the CCTA + Heartflow pathway and highlights clearly defined value propositions for the various stakeholders across our customer base including cardiologists, radiologists and interventional cardiologists.
Our TSMs engage with physicians to communicate the value proposition of the Heartflow Platform, leveraging our large base of clinical evidence to highlight its clinical and economic benefits as well as the lack of any new capital equipment purchase to drive new account adoption. Our TSMs have substantial experience selling into cardiology and radiology practices as well as engaging with broad stakeholders to establish new diagnostic and therapeutic solutions, employing an enterprise sales strategy. Our TAMs utilize our extensive clinical compendium to educate and train physicians on the benefits of our platform,

ultimately driving more referrals to our accounts. Our TAMs have strong backgrounds in establishing new, disruptive therapies and growing a cardiology referral base.
Figure 13: Overview of Heartflow call points
Our software is simple, intuitive and does not require case coverage by our sales reps, which affords our commercial organization a differentiated level of efficiency relative to most other medical device technology companies. We intend to drive further adoption of our Heartflow Platform by leveraging our existing and highly efficient cohort of TSMs and TAMs to continue opening new accounts and driving volume growth. We expect to selectively add additional TSMs to grow our geographic presence where we see areas of opportunity and modestly grow our team of TAMs to continue to drive awareness of the benefits of our technology and broaden our referring physician population as our installed base grows.
We believe that all accounts with a CCTA program would benefit from adopting the Heartflow Platform.
We estimate that as of December 31, 2023, there were approximately 2,700 hospitals and outpatient facilities in the United States that perform CCTA, and this target account base has grown at a 10% CAGR from 2018 to 2023 as accounts increasingly recognize the benefits of a guideline directed CCTA program, based on our analyses using Clarivate’s ProcedureFinder data repository.
We also have small, direct commercial teams in the United Kingdom and Japan. We may continue to expand our commercial activities outside the United States in areas where we see potential opportunity and supportive reimbursement dynamics.
Research and development
We have invested significantly in research and development efforts over more than a decade to establish the first and most widely adopted AI-enabled non-invasive test for CAD that is authorized for marketing in the United States. We have built sophisticated AI-based algorithms and established an intuitive, easy to use web and mobile customer interface, developed secure data transfer software, a scalable cloud database, and quality review software, all while facilitating operational scalability. Our highly skilled and focused research and development (“R&D”) team has been pioneering AI-based coronary imaging for over a decade and remains uniquely positioned to continuously advance our Heartflow Platform. Our R&D team is comprised of PhD research scientists with expertise in AI-based algorithms and medical imaging, alongside software engineers skilled in cloud architecture, AI algorithms, machine and deep learning and
3D visualization, as well as product managers and designers who ensure optimal customer experience and design.
We are continuing to invest in research and development efforts with the goal of driving improvements to the Heartflow Platform and expanding its applicability to additional disease states and patient populations.
Our near to medium term research and development priorities include: (i) continuing to train and improve our AI algorithms to drive greater quality and efficiency and reduce manual involvement; (ii) enhancing product features for both Heartflow FFRCT Analysis and Heartflow Plaque Analysis; (iii) developing additional workflow enhancements for our customers; and (iv) expanding indications for our platform, including asymptomatic risk prediction.
Reimbursement
The ability of our customers to obtain third-party payor coverage and payment for our Heartflow Platform products for their patients is important to our business. Demand for our existing and new products is, and will continue to be, affected by the extent to which government healthcare programs, such as Medicare and Medicaid, and private health insurers, reimburse our customers for the use of our products with their patients in the countries where we do business. We have successfully engaged with third-party payors in major markets throughout the world to obtain coverage, coding, and payment rates for our products.
Nonetheless, not all third-party payors reimburse our customers for our products in all situations. Third-
party payor reimbursement for the Heartflow FFRCT Analysis is broad; however, Heartflow Plaque Analysis is our second commercial product, and we continue to work to expand coverage and payment for its use.
Even if we develop or acquire a promising new product that has been cleared for commercial distribution by the FDA, demand for the product may be limited unless our customers are reimbursed at favorable rates by private health insurers and government healthcare programs.
Our Heartflow FFRCT Analysis is reimbursed under a Category I CPT code, 75580, effective as of January
1, 2024, and third-party payors have established coverage policies for Heartflow FFRCT Analysis that apply to approximately 99% of covered lives in the United States. A new Category I CPT code was also recently established to describe our Heartflow Plaque Analysis, which will take effect in January 2026.
Our Heartflow Plaque Analysis is generally covered by Medicare, with five of the seven MACs issuing final
LCDs that determined this analysis is medically necessary for certain Medicare patients in these MACs'
jurisdictions, and the remaining MACs providing coverage on a case-by-case basis. In July 2025, CMS proposed to establish a national payment rate for the Category I CPT code that will describe our
Heartflow Plaque Analysis when performed in the physician office setting. If finalized in the final Physician
Fee Schedule rule expected to be published in the fourth quarter of 2025, a national Medicare payment rate for our Heartflow Plaque Analysis will take effect on January 1, 2026.
In the United States, our customers purchase Heartflow FFRCT Analysis and Heartflow Plaque Analysis
reports generated by our products for their patients. These customers then submit a claim to the applicable third-party payor for reimbursement. To the extent that coverage is denied on such claims, or the reimbursement paid does not exceed the customer’s cost for our products, demand for our products will be reduced or our charges for our products will have to be materially reduced. Internationally, healthcare reimbursement systems vary significantly. In some countries, our customers, such as hospitals, are constrained by fixed global budgets, regardless of the volume or nature of patient treatment. Other countries require application for, and approval of, government or third-party payor reimbursement. Without both favorable coverage determinations by, and the financial support of, government and private third-party payors, the market for our products would be adversely affected. We cannot be sure that third-party payors will maintain the current level of coverage and payment to our customers for use of our existing products. Adverse coverage determinations, or reductions in the amount of reimbursement, could harm our business by discouraging customers’ ordering of, and reducing the prices they are willing to pay for, our products.
It is our intent to complete additional clinical studies and analyses, as needed, to obtain and continue to expand coverage and payment at favorable rates for our products in countries or regions where it makes economic sense to do so. Nonetheless, coverage and payment for our products can differ from payor to payor. Furthermore, as a result of their influence over the healthcare system, third-party payors have implemented, and are continuing to implement, cost-cutting measures such as seeking discounts, price reductions or other incentives from medical products manufacturers, and imposing limitations on coverage and payment for medical technologies and procedures. These trends could compel us to reduce prices for our products and could cause a decrease in the size of the market or a potential increase in competition that could negatively affect our business, financial condition and results of operations.
In addition to uncertainties surrounding insurance coverage policies, our Heartflow Platform, which includes the separately billable services, Heartflow FFRCT Analysis and Heartflow Plaque Analysis, is
subject to periodic changes to reimbursement levels by government payors and private health insurers.
For example, CMS adopts changes to reimbursement policies during the annual Medicare rulemaking process, which includes updates to Medicare payment levels to hospitals under the Medicare Hospital
Outpatient Prospective Payment System (“OPPS”), and updates to Medicare payment levels to physician offices, independent diagnostic testing facilities, and freestanding imaging centers under the Medicare
Physician Fee Schedule (“MPFS”).
Updates to payments under OPPS, which are in the form of Ambulatory Payment Classifications (“APC”)
are made annually and primarily driven by the geometric mean cost (“GMC”) of the service, which is calculated based on hospital cost reports submitted to CMS and hospital claims submitted during the prior calendar year before the rule’s publication. If the reported GMCs for these services decline, whether due to miscoding, erroneous claims denials, use of alternative revenue codes, underreporting costs by hospitals, a reduction in the cost of the service, or a change in payment policy by CMS, CMS may assign such service to a lower APC, resulting in a materially lower reimbursement rate for at least the next calendar year.  We may not become aware of our hospital customers reporting a lower GMC, or the reason for any such reduction, early enough to prevent an impact to the GMC for the applicable period or any potential payment classification change that CMS could make as a result of a decrease in the GMC.
Once hospitals submit their claims and CMS calculates the GMC for each procedure, our ability to remedy any such issues may be limited by CMS rules and regulations.
Heartflow’s FFRCT and Heartflow Plaque Analysis are also subject to reimbursement changes under the
MPFS, which determines payment rates to physician offices, independent diagnostic testing facilities and freestanding imaging centers. Like OPPS, CMS evaluates and updates payments rates on the MPFS on an annual basis, and changes to the conversion factor, relative value units (“RVUs”), practice expense allocations or procedure code valuations can affect the reimbursement available for Heartflow FFRCT
Analysis and Heartflow Plaque Analysis. For example, services that convert from Category III CPT codes to Category I CPT code status are subject to review and re-survey by the American Medical Association
Relative Value Scale Update Committee, which may recommend an updated physician work value or practice expense calculation in the form of updated RVUs. This initial review and any subsequent resurvey can impact Medicare payment rates established in the annual MPFS. We believe the American
Medical Association may resurvey the CPT codes describing our Heartflow FFRCT Analysis as early as
2027 and our Heartflow Plaque Analysis as early as 2029. Additionally, the American Medical Association
and CMS continue to evolve the CPT coding structure and payment calculation for AI-enabled healthcare services.  Changes to existing codes or coding policies, or our ability to obtain new codes and establish appropriate values, may impact future reimbursement for the Heartflow Platform.
In addition to risks associated with coding and government reimbursement, our Heartflow FFRCT Analysis and Heartflow Plaque Analysis products face reimbursement uncertainty from commercial payors, such as UnitedHealthcare, Aetna, Cigna, Anthem, and regional Blue Cross Blue Shield plans. Commercial payors routinely reassess their medical policies, coverage criteria, and payment rates, and may choose to deny coverage, impose restrictive utilization management protocols (such as prior authorization), or reduce or bundle payment amounts based on internal cost-effectiveness assessments or evolving clinical guidelines. Even if CMS maintains favorable Medicare reimbursement, commercial payors may independently determine whether Heartflow FFRCT Analysis or Heartflow Plaque Analysis meets their plans’ medical necessity standards, which can vary among commercial payors.
The overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and may continue to lead to, increased pressures on the healthcare and medical device industries to reduce the costs of products and services. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, and exploration of more cost-effective methods of delivering healthcare. In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval for the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.
Competition
We consider our primary competition to be traditional non-invasive tests for CAD including primarily stress tests such as SPECT, stress echocardiography and PET. The primary providers of imaging systems that perform these tests include Siemens Healthineers AG, GE Healthcare, Koninklijke Philips N.V. and Canon
Medical Systems Corporation. These companies also manufacture CT scanners and therefore have a vested interest in growing the CCTA market in addition to protecting their share of the non-invasive market. These are large, multi-national, commercial organizations with significant resources and distribution capabilities.
We also face competition from companies that have developed or are developing AI-based platforms that leverage CCTA to diagnose CAD, including earlier-stage companies such as Cleerly, Inc., Elucid
Bioimaging Inc. and Keya Medical Technology Co., Ltd. We may also face competition from companies developing AI-based platforms, even if they are not currently in the CAD market.
We believe the primary competitive factors in our market include: (i) the accuracy, reliability, and utility of the test as demonstrated by the strength and quality of clinical data directly utilizing the test and supporting it; (ii) speed and efficiency of achieving a definitive diagnosis at scale; (iii) per patient economics including reimbursement rates and relative costs; (iv) availability and ease of use including integration within hospital systems and clinical workflows as well as customer support; and (v) effective marketing and physician education efforts as well as ability to impact physician mindshare and historical practice patterns.
Intellectual property
Our success depends in part on our ability to obtain, maintain and defend our patent and other proprietary rights for the Heartflow Platform, the validity and enforceability of our patents, our ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties and the continued confidentiality of our know-how and trade secrets. We are actively involved in research and development and therefore seek to protect the investments we have made into the development of the
Heartflow Platform and our proprietary technology by relying on a combination of patents, trademarks, trade secrets, and licenses, as well as through internal compartmentalization processes, confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have or gain access to our proprietary information. We seek patent protection in the United
States and key markets internationally for the Heartflow Platform, and any other inventions to which we have rights, where available and appropriate. We also rely upon trademarks to build and maintain the integrity and identity of our brand, and we seek to protect the confidentiality of trade secrets that may be important to the development of our business, especially where we do not believe patent protection is appropriate or obtainable. We license from third parties certain patent rights and proprietary know-how that we believe to be useful to our business. We have non-exclusively licensed some patents in our patent portfolio to a small number of licensees in a limited field of use that is outside of CCTA, and we believe that those licensees' product offerings covered by our patent portfolio are complementary to our product offerings.
Our patent portfolio, described more fully below, includes claims directed to the Heartflow Platform and its delivery, as embodied in various systems, computer programs, computer implemented methods and related methods of use. These claims are directed to various aspects of deriving anatomical and physiological information from image data for the Heartflow Platform, aspects of the Heartflow Platform user interface, machine learning methods for generation of the 3D models used for our FFRCT Analysis and Plaque Analysis products, and methods of deriving blood flow, anatomy, plaque and organ tissue information from the image data. A number of our issued patents also cover indications other than CAD, such as peripheral artery disease, stroke, or aneurysms as well as technical applications related to image data analysis and processing, and platform-related PHI and data transfer methodologies and a number of issued patents cover alternative methods such as deriving FFRCT using purely machine learning methods or from other imaging modalities.
As of December 31, 2024, our owned and licensed patent portfolio includes approximately five hundred and eighty-six (586) issued patents and one hundred and three (103) pending patent applications globally, of which nine (9) are allowed. In the U.S. this includes three hundred and nine (309) issued U.S. patents and fifty-six (56) pending non-provisional U.S. patent applications (of which three (3) are allowed). In foreign jurisdictions our owned and licensed patent portfolio includes two-hundred and eighty (280) issued foreign patents and forty-seven (47) pending foreign patent applications (of which five (5) are allowed).
The two-hundred and eighty (280) issued foreign patents include one or more issued patents in Europe,
Japan, Korea, China, Australia, Canada, India, Hong Kong, and Israel. We also filed twenty-three foreign utility models between 2011 and 2014, having ten-year terms, all of which have expired. The forty-seven
(47) pending foreign patent applications include one or more pending applications in jurisdictions such as
Europe, Canada, China, and Japan. We own all of our issued patents except for 7 issued U.S. patents and 8 issued foreign patents, for which we have exclusive licenses. All of the issued U.S. patents in the portfolio are utility patents. Assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable, our owned and licensed issued U.S. patents expire between 2018 and
2041. If issued, our last to expire pending patent application (without accounting for potentially applicable patent term adjustments or extensions) is expected to expire in 2045. One of our U.S. patents expired in
2018 and we do not expect any additional expirations in the near-term. The next expiration of a Heartflow-
licensed patent is expected to be in 2028. The next expiration of a Heartflow-owned patent is expected to be in 2031.
Our patents and applications generally fall into three broad categories:
•applications and patents relating to our Heartflow FFRCT Analysis, including claims directed to segmentation, determining blood flow characteristics using artificial intelligence and/or fluid dynamics, and visualization generation;
•applications and patents relating to our Heartflow Plaque Analysis, including claims directed to plaque and vessel visualization and characterization; and
•applications and patents relating to our Heartflow RoadMap Analysis, including claims directed to image quality and annotation, segmentation, and vascular tree generation.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file or intend to file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. Additionally, a U.S.
provisional patent application expires twelve months from its filing date, and its subject matter can only be claimed in an issued patent if, among other things, we timely file a non-provisional patent application making a valid priority claim to that provisional patent application before it expires. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. We cannot be sure that patents will be granted with respect to any current pending patent application or with respect to any patent applications filed by us in the future, nor can we be certain that any current pending or published patent application will be granted with the current claims or that any current or future patents will be commercially useful in protecting the Heartflow Platform and our proprietary technology. In addition, any patents that we may hold, whether owned or licensed, may be challenged, circumvented or invalidated by third parties.

The success of our business strategy also depends in part on our continued ability to protect our brand.
We own registered trademarks for the Heartflow Platform. We also own and maintain registration for a number of domain names. As of December 31, 2024, we have registered the trademarks “HEARTFLOW”
word mark and logo with the USPTO. Although we own registered trademarks and domain names in the
United States and certain other countries, and have filed trademark applications and secured domain name registrations in the United States and in certain other countries, we do not have assurance that our trademark portfolio will be adequate to secure or protect all necessary trademarks that we use.
The Heartflow Platform also implements software modules licensed to us by third-party authors under
“open source” licenses. The use of open source software may entail greater risks than the use of third-
party commercial software. Please see “Risk factors—Risks related to our intellectual property” for more description of these risks. We have established a review process for screening requests from our development organizations for the use of such software that is designed to help us mitigate risks related to the quality of any open source software implemented in our technology platform. We also review any open source software used to support our software development, but not directly incorporated into the
Heartflow Platform, as part of our general quality management processes. While these review processes help us mitigate risks associated with the quality of the open source software incorporated into or used in developing the Heartflow Platform, we cannot be sure that all open source software is submitted for approval prior to use in connection with the Heartflow Platform.
We also rely on trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen our competitive position. We seek to protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, collaborators, manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and physical and electronic security of our information technology systems.
Our ability to stop third parties from making, using, selling, offering to sell or importing the Heartflow
Platform depends on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property and proprietary rights that cover these activities. We pursue intellectual property protection to the extent we believe it would advance our business objectives.
Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or provide any competitive advantage. For more information regarding risks relating to intellectual property, see “Risk factors—Risks related to our intellectual property.”
Government regulation
United States regulation of medical devices
Our products are medical devices subject to extensive and ongoing regulation by the FDA, CMS, the
Department of Health and Human Services Office of Inspector General (“OIG”) and regulatory bodies in the United States and other countries. Regulations govern virtually every critical aspect of a medical device company’s business operations, including research activities, product development and testing, manufacturing and production, contracting, reimbursement, product messaging, medical communications, sales, marketing and advertising. In the United States, the Federal Food, Drug and Cosmetic Act
(“FDCA”) and the implementing regulations of the FDA govern product design and development, preclinical and clinical testing, premarket clearance or approval, product manufacturing, product labeling, product storage, advertising and promotion, product sales and distribution, import, export and post market clinical surveillance. Our business is subject to federal, state, local, and foreign regulations, such as ISO
13485:2016, ISO 14971:2019, FDA’s Quality System Regulation (“QSR”) contained in 21 CFR Part 820, and the EU’s Medical Devices Directive 93/42/EEC and its replacement, Regulation (EU) 2017/745. The
Heartflow Platform consists of three main analyses; Heartflow FFRCT Analysis, Heartflow Roadmap
Analysis, and Heartflow Plaque Analysis. All three are authorized for clinical use in the United States,

Bahrain, Israel, Saudi Arabia, and the United Arab Emirates. Only the FFRCT Analyses is authorized for clinical use in the European Economic Area, United Kingdom, Australia, Canada, and Japan.
FDA premarket clearance and approval requirements
Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, grant of a de novo classification request, or approval of a premarket approval (“PMA”) application. Our Heartflow Platform is regulated in the United
States by the FDA as a Class II medical device. The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are designated as either Class I or II. Class I devices are subject to general controls such as establishment registration and device listing, labeling, adherence to current good manufacturing practices outlined in the QSR, maintenance and investigation of product complaint records, and adverse event reporting, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and may be subject to special controls such as performance standards, post-market surveillance, particularized labeling requirements and/or clinical testing prior to clearance. Manufacturers of Class II devices, absent an exemption, are required to submit to the FDA a premarket notification prior to commercial distribution.
Devices are designated as Class III, which requires approval of a PMA application, if they are deemed by the FDA to pose the greatest risk. These high-risk devices include life sustaining or life supporting devices, certain implantable devices, and other devices that are intended for a use that is of substantial importance in preventing impairment of human health or that present a potential unreasonable risk of illness or injury. The PMA approval process is more comprehensive than the 510(k) clearance process and typically takes several years to complete.
510(k) clearance marketing pathway
A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate, or has the same intended use but different technological characteristics that do not raise new questions of safety and effectiveness, and information submitted to the FDA demonstrates that the device is at least as safe and effective as the predicate device.
If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If there is no viable predicate device for a new device because, for example, of a new intended use, the device is automatically designated as a
Class III device. Unless the De Novo pathway is available for the new device, the device sponsor must fulfill more rigorous PMA requirements. The PMA process requires that the manufacturer demonstrate that the device is safe and effective for its intended uses, which generally requires the submission of extensive data, including results from pre-clinical studies and human clinical trials. A PMA must also contain a full description of the device and its components, the methods, facilities, and controls used for manufacturing, and proposed labeling. The PMA process is burdensome, and in practice, the FDA’s review of a PMA application may take up to several years following initial submission.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, requires a new 510(k)
clearance, or depending on the modification, could require the filing of a de novo classification request or a PMA application, which would require the submission to the FDA of clinical trial data, among other information. We are required to determine, for each modification to our cleared products, whether to submit a new 510(k) notification for the modification, based on the nature of the modification. If we determine a new 510(k) submission is not required, the decision and justification are documented in a
“letter to file.” If the FDA disagrees with our determination, the FDA can require us to cease marketing or recall the modified device until 510(k) clearance, grant of a de novo classification request or approval of a
PMA is obtained. We have made, and we plan to continue to make, minor product enhancements to our cleared products that we believe do not require new 510(k) clearances and that we document in letters to file. We also intend to make product enhancements from time to time that we expect may require new
510(k) clearances.
De novo classification process
A manufacturer can request a risk-based classification determination for a novel device in accordance with the “de novo” process. Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug
Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the
“Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Pursuant to the
Food and Drug Administration Safety and Innovation Act (“FDASIA”), manufacturers may request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests, like PMA applications and
510(k) notifications, are subject to the payment of user fees.
Under the FDASIA, the FDA is required to reach a decision within 120 days following receipt of the de novo request, although the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If the
FDA grants the de novo request, the device may be legally marketed in the United States. However, the
FDA may reject the request if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low-to-moderate risk, or determines that General Controls would be inadequate to control the risks and/or special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.
We obtained initial marketing authorization for Heartflow FFRCT Analysis through the FDA’s “de novo”
classification process, supported by clinical data from our NXT clinical trial. Through this process, the FDA agreed that special controls provide reasonable assurance of the safety and effectiveness of the
Heartflow FFRCT Analysis and therefore it can be classified as a Class II device. We received a de novo authorization on November 26, 2014 for version 1.4 of the Heartflow FFRCT Analysis. We received the
510(k) clearance for version 2.x of the FFRCT product in January 2015, and 510(k) clearance for a modification to the intended use language in August 2016. Additional clearances were received for a strategic architecture scope change in December 2018, which is the device we refer to as Heartflow
Platform. The Heartflow Platform version 3.0 received FDA clearance in January 2021, and the newest product generation, Heartflow Platform version 3.18, adding Roadmap and Plaque functions, received
FDA clearance in October 2022.
Medical device clinical trials
Clinical trials are sometimes required to support 510(k) or de novo submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (“IDE”) regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or presents a potential for serious risk to a patient in some other way. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.
Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (“IRB”) for each clinical site. The IRB is responsible for the initial and continuing review of the clinical study, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more
IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the
IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials.
During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, such as strategic business decisions or a belief that the risks to study subjects may outweigh the anticipated benefits.
Expedited development and review programs
Following passage of the 21st Century Cures Act, the FDA implemented the Breakthrough Devices
Program, which is a voluntary program offered to manufacturers of certain medical devices and device-
led combination products that may provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. The goal of the program is to provide patients and healthcare providers with more timely access to qualifying devices by expediting their development, assessment and review, while preserving the statutory standards for PMA approval, 510(k) clearance and de novo classification. The program is available for medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of a life-threatening or irreversibly debilitating disease or condition, and that: (i) the device represents a breakthrough technology, (ii) no approved or cleared alternatives exist, (iii) the device offers significant advantages over existing approved or cleared alternatives, or (iv) the availability of the device is in the best interest of patients. Breakthrough
Device Designation provides certain benefits to device developers, including more interactive and timely communications with FDA staff; use of post-market data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device; opportunities for more efficient and flexible clinical study design; and prioritized review of premarket submissions. When reviewing
Breakthrough Device Designation requests, the FDA may require a combination of literature or preliminary bench, animal or clinical data to demonstrate a reasonable likelihood of clinical and technological success. Receiving a Breakthrough Device Designation from the FDA does not guarantee that the FDA will grant marketing authorization for the device.
Post-market regulation
After a device is approved or cleared and placed in commercial distribution, numerous FDA regulatory requirements apply. These include, but are not limited to, requirements to:
•register establishments and list devices with the FDA;
•maintain a quality system that is compliant with the QSR, which governs design, development, and manufacture of devices;
•establish various specifications and controls for incoming components and finished devices;
•ensure that devices are designed to meet user needs;
•verify that finished devices are manufactured to the appropriate controls and that they meet specifications;
•ensure that devices are assigned and labeled with a Unique Device Identifier (“UDI”) and that certain
UDI information is provided to FDA’s Global Unique Identification Database (“GUDID”);
•ensure that labeling and advertising and promotional activities are consistent with cleared/approved uses, adequately substantiated, and truthful and not misleading;
•analyze quality data to identify and correct quality problems;
•submit notifications or applications for clearance or approval of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use;
•review, evaluate and investigate complaints and report adverse events to the FDA when a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;
•report to FDA corrections and removals undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. In addition, FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;
•comply with any post-approval restrictions or conditions, including requirements to conduct post-
market surveillance studies to establish continued safety data; and
•conduct clinical studies in accordance with good clinical practices and applicable regulations, including requirements for clinical trial registration and results reporting on ClinicalTrials.gov.
Manufacturing processes for medical devices are required to comply with the applicable portions of the
QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production processes and controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, device history record and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. In February 2024, the FDA issued the Quality Management System Regulation Final Rule (“QMSR”) to amend the QSR, incorporating by reference the international standard for medical device quality management systems,
ISO 13485:2016. The rule becomes effective on February 2, 2026. Until then, manufacturers are required to comply with the QSR.

The FDA polices these requirements by inspection, review of required reports or submissions, and market surveillance, and the agency has broad enforcement powers to address any violations. The FDA may conduct announced or unannounced facility inspections to determine compliance with the QSR and other regulations, and these inspections may include our manufacturing facilities. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences, including:
•untitled letters or warning letters or it has come to our attention letters;
•injunctions or consent decrees;
•fines or civil penalties;
•recall, detention, or seizure of our product;
•operating restrictions, partial suspension, or total shutdown of production;
•the FDA’s refusal of or delay in granting 510(k) clearance or premarket approval of new or modified products;
•withdrawal of 510(k) clearances or PMA approvals;
•the FDA’s refusal to grant export certificates;
•criminal prosecution;
•unanticipated expenditures to address or defend such actions; and
•reputational harm resulting from such actions.
Other regulatory authorities overseeing the implementation and adherence of applicable state, federal and analogous foreign regulatory authorities may also conduct unannounced inspections. Such inspections may result in similar administrative, civil and criminal penalties. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
International regulation — European Union, United Kingdom, Japan and Canada
In order to market and sell our product outside of the United States, we must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our product.
Although many of the regulatory issues we face in the United States are similar to the issues in other geographies, the approval or certification process varies between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval or certification in other countries and jurisdictions might differ from and be longer than that required to obtain clearance from the FDA. Regulatory approval or certification in one country or jurisdiction does not ensure regulatory approval or certification in another, but a failure or delay in obtaining regulatory approval or certification in one country or jurisdiction may negatively impact the regulatory process in others.
European Union
The primary regulatory environment in Europe is that of the European Union, which includes most of the major countries in Europe. The law regarding medical devices is harmonized in the European Union. Until a few years ago, medical devices were governed by the Medical Devices Directive 93/42/EEC (“MDD”)

and the Active Implantable Medical Devices Directive 90/385/EEC (“AIMD”), implemented by the member states of the European Union into their national law. However, on May 26, 2021,the Medical Devices
Regulation (EU) 2017/745 (“MDR”) entered into application, repealing and replacing the MDD and the
AIMD. As a Regulation, the MDR is directly applicable in all member states of the European Union and does not require further implementation into national law. The MDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. The MDR is based on very similar general system as the
MDD, but adds obligations on manufacturers and distributors of medical devices.
Since May 26, 2021, medical devices placed on the European Union market must conform to the requirements set out by the MDR. Medical devices must comply with the General Safety and
Performance Requirements (“GSPRs”) set out in Annex I of the MDR. Compliance with these requirements is a prerequisite to be able to affix the CE mark to devices, without which they cannot be marketed or sold in the European Union. To demonstrate compliance with the GSPRs provided in the
MDR and obtain the right to affix the CE mark, medical devices manufacturers must undergo a conformity assessment procedure. The conformity assessment procedure varies depending on the class of the product, but most cases involve an assessment by a Notified Body. Depending on the relevant conformity assessment procedure, this assessment may consist of a review of the technical file submitted by the manufacturer, an audit of the quality system of the manufacturer, and testing of the product of the manufacturer. Even though a Notified Body is a private organization in one of the member states of the
European Union, all Notified Bodies in the European Union are designated and accredited by a national government of the European Union based on stringent criteria. Only such accredited Notified Bodies may give a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the GSPRs.
The CE Certificate of Conformity confirms the conformity of the device to the GSPRs and allows the applicant to affix the CE mark on the assessed medical device and to commercialize it in the European
Union after having prepared and signed a related European Union Declaration of Conformity.
As a general rule, demonstration of conformity of medical devices and their manufacturers with the
GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence.
This assessment must be based on clinical data, which can be obtained from (i) clinical studies conducted on the devices being assessed, (ii) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (iii) both clinical studies and scientific literature. The conduct of clinical studies in the European Union is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the Competent Authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming. After a device is placed on the market in the European Union, it remains subject to significant regulatory requirements.
The MDR also establishes transitional provisions, amended by Regulation (EU) 2023/607, permitting certain devices that have been CE marked in accordance with the MDD or the AIMD to continue to be placed on the European Union market under strict conditions and for a specific period of time depending on the risk classification of the device and the date of issuance of any related CE Certificate of
Conformity. Accordingly, CE Certificates of Conformity issued by Notified Bodies in accordance with the
MDD or the AIMD from May 25, 2017, and which remained valid on May 26, 2021 and have not since been withdrawn will, with certain exceptions, remain valid until December 31, 2027 for Class III and Class
IIb implantable medical devices and until December 31, 2028 for other Class IIb, Class IIa and Class I devices with a measuring function or which are sterile. Class I medical devices, for which the conformity assessment procedure in accordance with the MDD or the AIMD did not require the involvement of a
Notified Body but will require the involvement of a Notified Body in accordance with the MDR and for which an European Union Declaration of Conformity was issued in accordance with the MDD or the AIMD prior to May 26, 2021, can continue to be placed on the European Union market until December 31, 2028.
Manufacturers of medical devices may only benefit from the above extended transitional provisions deadlines if the following conditions are fulfilled: (i) the devices continue to comply with the requirements of the MDD or AIMD, as applicable, (ii) there are no significant changes in the design and intended purpose, (iii) the devices do not present an unacceptable risk to the health or safety of patients, users or other persons, or to other aspects of the protection of public health, (iv) the manufacturer implements a quality management system by May 26, 2024 which complies with the requirements of the MDR, (v) by
May 26, 2024 an application is lodged with a Notified Body for conduct of the conformity assessment of the devices covered by the CE Certificate of Conformity, or the devices intended to substitute for such devices, in accordance with the MDR and a related written agreement is signed with the Notified Body by
September 26, 2024, and (vi) from May 26, 2021, compliance with the MDR relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and of devices is ensured in place of the corresponding requirements in the MDD or AIMD.
In addition, CE Certificates of Conformity issued by Notified Bodies in accordance with the MDD or the
AIMD from May 25, 2017, which were valid on May 26, 2021 and have not been withdraw since but which expired before March 20, 2023, will only continue to be valid in accordance with the extended transitional deadlines above if either (i) the manufacturer signed a written agreement with a Notified Body for the conformity assessment of the device covered by the expired CE Certificate of Conformity, or the device intended to substitute that device, in accordance with the MDR before the date of expiry of the CE
Certificate of Conformity, or (ii) a competent authority of an European Union Member State has granted a derogation from the application conformity assessment procedure in accordance with Article 59(1) or
Article 97(1) of the MDR.
On July 26, 2011, our Notified Body at the time, TUV Nord, issued a CE Certificate of Conformity for, and thus allowed us to affix the CE mark, version 1.0 of the Heartflow Platform (July 26, 2011). The CE
Certificate of Conformity was subsequently reviewed for version 2.x of the Heartflow Platform and confirmed in March of 2017. Our current version, version 3.x is also CE marked under the MDD
(November 20, 2019). We currently rely on the transitional provisions of the MDR to continue to place version 3.x of the Heartflow Platform on the market in the European Union.
In addition, TUV Nord assessed the conformity of our quality management system (“QMS”) with the industry standard, EN ISO 13485, and TUV Nord issued the certificate confirming that we meet all EN ISO
13485 requirements. Based on the EN ISO certificate, TUV Nord also issued a certificate under the
MDSAP (Medical Device Single Audit Program), stating that the requirements of EN ISO 13485:2016 for quality management systems are met in Australia, Canada, USA and Japan.
In the second half of 2024, we changed Notified Bodies from TUV Nord to BSI by an agreement between
TUV Nord, BSI and us. BSI has taken over Notified Body responsibilities concerning all MDD/MDR requirements. BSI has also taken over our QMS certifications. After this transfer, all certificates issued by
TUV Nord remain valid and in effect.
The advertising and promotion of medical devices in the European Union is subject to the national laws of the individual European Union Member States that implemented the MDD, the AIMD and that apply the
MDR, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/
EC on unfair commercial practices, as well as other national legislation of individual European Union
Member States governing the advertising and promotion of medical devices. European Union Member
States’ national legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary European Union and national industry Codes of
Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

In addition, other countries, such as Switzerland, have voluntarily adopted laws and regulations relating to medical devices that mirror those of the European Union. Medical devices certified by a Notified Body and
CE marked in the European Union may be placed on Swiss market.
United Kingdom
The United Kingdom left the European Union in January of 2020 and the transitional period ended on
December 31, 2020. In light of the fact that the CE Marking process is set out in European Union law, which no longer applies in the United Kingdom, the United Kingdom has devised a new route to market culminating in a UKCA Mark to replace the CE Mark. Northern Ireland will, however, continue to be covered by the regulations governing CE Marks. The United Kingdom Medicines and Healthcare products
Regulatory Agency (“MHRA”) has established transitional provision to recognize the acceptance of certain
CE marked medical devices on the Great Britain market until June 30, 2030, at the latest, depending on the type of device and its classification. Accordingly, medical devices which, for example, meet all requirements of the European Union MDD and have a valid CE Certificate of Conformity and European
Union Declaration of conformity issued under the MDD prior to May 26, 2021, may be placed on the market until the sooner of expiry of the CE Certificate of Conformity or June 30, 2028. Medical devices which meet all requirements of the European Union MDR may be placed on the market until June 30,
2030. Manufacturers of medical devices located outside the United Kingdom, including manufacturers of
CE marked medical devices, need to appoint a United Kingdom Responsible Person before the devices may be placed on the United Kingdom market. The United Kingdom government plans on introducing new legislation governing medical devices which will be delivered though secondary legislation. The first piece of legislation was laid in 2024 and updates post-market surveillance requirements. Additional instruments will follow in 2025 and 2026 to introduce new pre-market requirements including international reliance, and further enhancements to the regulations.
Japan
We applied for marketing authorization with the PMDA in Japan in February 2015, which was approved in
November 2016. As a result, we are able to commercially market the product in Japan. Our initial
SHONIN application is still current and includes a minor change notification.
Canada
Heartflow received our initial Canadian Medical Device License in August 2015. This remains current and updated frequently with amendments for every minor software release. As well, Canada recognizes the
Heartflow Mobile application as a separate device identified within our Heartflow device family and requires amendments for Mobile updates.
Other regulations — federal and state fraud and abuse, data privacy and security and transparency laws
In addition to FDA restrictions on marketing and promotion of medical devices, there are numerous U.S.
federal and state laws, regulations, and guidance documents pertaining to healthcare compliance protections against fraud and abuse, including anti-kickback laws, payment transparency laws, patient inducement laws, and false claims laws, and, in some states, prohibitions against the corporate practice of medicine and the unlicensed practice of medicine (collectively, fraud and abuse laws and regulations).
Our relationships with physicians, hospitals and other healthcare providers and referral sources for our products are subject to scrutiny under these laws. Violations of these laws may be punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs. Because of the breadth and far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws.
These healthcare fraud and abuse laws and regulations are complex, and even minor departures from what is expressly permitted under the laws and regulations can potentially give rise to claims that a statute or regulation has been violated in a manner that could result in serious criminal or civil consequences. Several of the more significant healthcare fraud and abuse laws and regulations that may affect our business or ability to operate are summarized below.
The federal Anti-Kickback Statute is a criminal law that prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving any remuneration in cash or in-kind (including any kickback or bribe, but also common forms of remuneration, such as service or consulting fees, service fees, meals, travel expenses, discounts, or rebates), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value.
Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, uses, purchases, or recommendations of prescriptions, uses, or purchases of our products may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a review of all relevant facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of (or purchases, uses, or recommendations of prescriptions, uses, or purchases)
federal healthcare program covered business, the Anti-Kickback Statute has been implicated and potentially violated.
Additionally, the Anti-Kickback Statute was amended by the ACA. Specifically, as noted above, under the
Anti-Kickback Statute, the government must prove that a defendant acted “knowingly” to prove a violation.
The ACA added a provision that clarifies that with respect to violations of the Anti-Kickback Statute, “a person need not have actual knowledge” of the Statute or specific intent to commit a violation of the
Statute. This change effectively overturns case law interpretations that set a higher standard under which prosecutors had to prove the specific intent to violate the law. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute may constitute a false or fraudulent claim for purpose of the federal civil False Claims Act.
The federal civil U.S. False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the United States government. The civil False Claims Act also applies to false submissions that cause the government to not receive a benefit to which it is entitled, such as a discounted sales price for products covered by federal healthcare programs. Intent to deceive is not required to establish liability under the civil False Claims Act. In addition, the civil False Claims Act includes a whistleblower provision that allows private citizens to bring claims on behalf of the United
States government alleging violations of the law. Whistleblowers may be entitled to up to as much as thirty percent (30%) of the government’s financial recovery resulting from such claims. This incentivizes potential whistleblowers to file complaints in federal court, which complaints are relied upon heavily by the government to investigate and prosecute allegations of violations of both the civil False Claims Act and the Anti-Kickback Statute.
Many medical device, pharmaceutical, biotech and other healthcare companies have been investigated or prosecuted under these healthcare fraud and abuse laws and regulations. Investigations, prosecutions
(and settlements) relate to a wide range of activities, including among other things, improper clinical studies, provision of consulting fees to physicians for services that were not commercially reasonable, providing free product to customers to induce them to do business with the manufacturer, providing high value meals to customers to induce them to do business with the manufacturer, or providing non-
compliant discounts or rebates to customers, with the expectation that the customers would bill federal programs for the product or the medical services that involve the product. Other companies have been investigated or prosecuted for causing false claims to be submitted by, among other things, marketing of products for unapproved, and thus noncovered, uses, or for promotion of uses inconsistent with approved labeling (“off label” promotion).
The United States government may further prosecute conduct constituting a false claim under the criminal
False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.
In addition to the Anti-Kickback Statute and the civil and criminal False Claims Acts, the United States federal government has the authority to seek civil monetary penalties, assessments and exclusions against an individual or entity based on a wide variety of prohibited conduct. For example, the Civil
Monetary Penalties Law authorizes the imposition of substantial civil money penalties against an entity that engages in activities including: (i) knowingly presenting or causing to be presented, a claim for services not provided as claimed or which is otherwise false or fraudulent in any way; (ii) knowingly giving or causing to be given false or misleading information reasonably expected to influence the decision to discharge a patient; (iii) offering or giving remuneration to any beneficiary of a federal healthcare program likely to influence the receipt of reimbursable items or services; (iv) arranging for reimbursable services with an entity which is excluded from participation from a federal healthcare program; (v) knowingly or willfully soliciting or receiving remuneration for a referral of a federal healthcare program beneficiary; or
(vi) using a payment intended for a federal healthcare program beneficiary for another use.
There are other federal anti-fraud laws, including the Health Information Portability and Accountability
Act’s fraud provisions, that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
Finally, many states and foreign countries have similar healthcare fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs.
Violations any of these laws or any other governmental regulations that may apply to us may result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment or exclusion of devices from government-funded healthcare programs, such as Medicare and Medicaid or comparable foreign programs.
Physician Payment Sunshine Act
Transparency laws regarding payments or other transfers of value provided to certain licensed healthcare professionals and teaching hospitals may also impact our business practices. The federal Physician
Payment Sunshine Act requires most medical device manufacturers, including Heartflow, to track and report annually to the Secretary of the United States Department of Health and Human Services (“HHS”)
financial arrangements, payments, and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other healthcare providers (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. The payment information is made publicly available in a searchable format on the CMS Open Payments website.
Similar laws have been enacted or are under consideration in several states and foreign jurisdictions, including states such as Massachusetts and Vermont, and countries like France, which has adopted the
Loi Bertrand, or French Sunshine Act, which became effective in 2013. We will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with these federal reporting requirements can result in significant civil monetary penalties. In addition, information reported to HHS, since it is publicly reported, can potentially be used by a whistleblower to bring claims under the civil False Claims Act alleging that certain payments or transfers of value gave rise to kickbacks or false claims.
The Foreign Corrupt Practices Act
The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits any U.S. individual or business from promising, offering, paying, providing or authorizing the provision of money or anything else of value, directly or indirectly, to any foreign official, political party candidate or certain other persons (including health care professionals of state-funded hospitals) for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining, retaining or directing business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring them to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for domestic and international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts. In addition, several other domestic and international anti-corruption or anti-bribery laws within and outside the United States apply to our business.
Privacy, security and breach notification
Other federal and state laws and regulations restrict or otherwise impact our business practices. These laws include, without limitation, data privacy, security and breach notification authorities.
HIPAA, as amended by HITECH, requires health plans, certain healthcare providers and healthcare clearinghouses, referred to as “Covered Entities,” to protect the privacy and security of certain types of health information, referred to as protected health information (“PHI”). HIPAA also imposes various requirements on “Business Associates” — entities performing services for, or on behalf of, a Covered
Entity that has access to the Covered Entity’s PHI in connection with providing those services as well as their covered subcontractors. Three key sets of federal regulations implementing HIPAA — the Privacy,
Security Breach Notification and Omnibus Rules (collectively, “HIPAA Rules”) set forth a number of standards that Covered Entities and Business Associates must meet with respect to protecting the privacy and security of PHI. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers.
Our customers are Covered Entities under HIPAA, and, in some cases, Heartflow may be considered a
Business Associate to such Covered Entities when they pay Heartflow for certain services that involve the sharing of PHI with Heartflow. When Heartflow bills payors directly for the services, Heartflow is acting as a Covered Entity. Whether acting as a Business Associate, covered subcontractor, or a Covered Entity,
Heartflow has obligations to comply with HIPAA and the HIPAA Rules, and either contractual obligations to its Covered Entity Customers or statutory and contractual obligations to ensure that any sub-Business
Associates comply. This requires risk assessments and a wide range of compliance policies, procedures and practices to safeguard.
Penalties for violations of HIPAA regulations include civil and criminal penalties. Our failure to comply with
HIPAA could result in significant criminal and civil penalties and other damages which could adversely affect our results of operations, financial position or cashflows. We have developed and implemented processes designed to comply with HIPAA and are continuing to assess the need for additional safeguards, policies, procedures, and programing and to develop them where necessary. The requirements under HIPAA may change periodically and could have an effect on our business operations if compliance becomes substantially more costly than under current requirements. Additionally, a breach of unsecured PHI, such as by employee error or an attack by an outsider, could have an adverse effect on our business in terms of potential penalties and corrective action required, in addition to reputational damage.

In addition to HIPAA and other federal privacy regulations, there are a number of state laws governing privacy, confidentiality and security of health information that apply to our business. Most states also have authorities governing breach notification. New laws governing privacy, security, and breach notification may be adopted in the future as well. We have undertaken measures to comply with health information privacy requirements to which we know we are subject. However, we can provide no assurance that we are or will always remain in compliance with diverse and changing privacy, security, and breach notification requirements in all of the jurisdictions in which we do business. Failure to comply with privacy security or breach notification requirements could result in civil or criminal penalties, which could have an adverse effect on our business. Our failure to adequately protect personal or health related information could have an adverse effect on our business. A wide variety of provincial, state, national and international laws and regulations apply to the creation, collection, use, retention, protection, disclosure, transfer, and other processing of personal information, including protected health information. These data protection and privacy and security related laws and regulations are evolving and being tested in courts, and may result in ever increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by end customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end customers and potential end customers), any of which could have an adverse effect on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our product by current and future end customers.
Healthcare reform
Current and future U.S. legislative proposals to further reform healthcare or reduce healthcare costs may result in low, or even no, reimbursement for our product, or for the procedures associated with the use of our product, or limit coverage of our product. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our product. Alternatively, the shift away from fee-for-
service agreements to capitated payment models supports the value of our product, as they are intended to reduce longitudinal resource utilization, which can be cost saving for both payors and providers.
The ACA was enacted in March 2010. As a U.S.-based company with anticipated sales in the United
States, these healthcare reform laws will materially impact our business. Certain provisions of the ACA are still set to become effective in future years and the administrative agencies responsible for issuing regulations that implement some aspects of the laws have yet to do so.
There have been numerous legal challenges and Congressional actions and amendments to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was
signed into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. Additionally, on July 4,
2025, the annual reconciliation bill, the “One Big Beautiful Bill Act,” or OBBBA, was signed into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits, set to expire in 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. Further, it is unclear whether there will be additional attempts to repeal the ACA outright or further pare back its subsidies and enrollment periods.

The uncertain fate of the ACA notwithstanding, we expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, particularly in light of the recent changes in the White
House and Congress, may result in more rigorous coverage criteria and in additional downward pressure on the price that we may receive for our products. Any reduction in payments from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate additional revenue or attain profitability.
Employees and human capital resources
As of March 31, 2025, we had 699 full-time employees globally. We believe the success of our business will depend, in part, on our ability to attract and retain qualified personnel, in particular highly skilled technology personnel. Our employees are not subject to a collective bargaining agreement, and we believe that we have good relations with our employees.
Our human capital resources objectives include attracting and retaining top talent, investing in our talent with leadership development and job-related technical training, and increasing diverse representation in our employee base through inclusivity initiatives that build on our culture of inclusion and belonging. The principal purposes of our equity incentive plans are to attract, retain and motivate employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Facilities
Our corporate headquarters and research and development facilities are located in Mountain View,
California, where we lease approximately 61,500 square feet of office space under a lease agreement that expires in August 2030. We also lease and occupy approximately 26,400 square feet in Austin, Texas primarily for additional production personnel under a lease agreement that expires in December 2026. We do not own any real property. We believe that these facilities are adequate for the foreseeable future.
Legal proceedings
We have become, and we may become in the future, involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together, materially and adversely affect our business, financial condition, or results of operations. However, we may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to a business such as ours. These matters may include employment, contract, intellectual property, product liability and other general claims. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Corporate information
We were incorporated under the laws of the State of Delaware in 2007. On March 1, 2021, we completed an internal reorganization in which a newly formed parent holding company was put in place. The previous holders of our common stock and preferred securities became holders of common stock and preferred securities of HeartFlow Holding, Inc. The equity incentive plan, outstanding equity awards, outstanding warrants and certain other equity-related agreements of HeartFlow, Inc. were assumed by
HeartFlow Holding, Inc. Our operations and business activities remained at HeartFlow, Inc., and the wholly-owned non-U.S. subsidiaries of HeartFlow, Inc. remained in place. On July 17, 2025, we consolidated HeartFlow Holding, Inc. into HeartFlow, Inc. and the previous holders of HeartFlow Holding,
Inc. common stock and preferred securities became holders of our common stock and preferred securities and the equity incentive plan, outstanding equity awards, outstanding warrants and certain other equity-related agreements of HeartFlow Holding, Inc. were assumed by us. In connection with this consolidation, we changed our name to Heartflow, Inc. Our principal executive offices are located at 331
E. Evelyn Avenue, Mountain View, California 94041, and our telephone number is (650) 241-1221. Our corporate website address is www.heartflow.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Management
The following table sets forth information regarding our executive officers and directors, including their ages as of June 30, 2025:

Name	Age	Position(s)
Executive officers and employee director
John C.M. Farquhar ...............................................	53	President, Chief Executive Officer and Director
Vikram Verghese ....................................................	41	Chief Financial Officer
Campbell D.K. Rogers, M.D. ................................	64	Chief Medical Officer
Non-employee directors
William C. Weldon(3) ...............................................	76	Director and Chair of the Board of Directors
Timothy C. Barabe(1) ..............................................	72	Director
Julie A. Cullivan(1) ...................................................	59	Director
Nicholas Downing, M.D.(4) ....................................	40	Director
Jeffrey C. Lightcap(2)(3) ...........................................	66	Director
Wayne J. Riley, M.D.(1)(2) .......................................	66	Director
Lonnie M. Smith(4) ..................................................	80	Director
Casey M. Tansey(2)(3) .............................................	67	Director
Charles A. Taylor, Jr., Ph.D. ..................................	61	Director

(1)Member of our audit committee.
(2)Member of our compensation committee.
(3)Member of our nominating and corporate governance committee.
(4)Dr. Downing and Mr. Smith have each notified us that they will resign from our board of directors upon the commencement of trading of our common stock on the Nasdaq Global Select Market.
Executive officers and employee director
John C.M. Farquhar has served as our Chief Executive Officer and as a member of our board of directors since March 2022, and as our President since January 2022, and he served as our Chief
Operating Officer from July 2021 to March 2022. Prior to joining the Company, from March 2008 to July
2021, Mr. Farquhar held numerous positions of increasing responsibility across the cardiovascular and diabetes portfolios of Medtronic plc (“Medtronic”), a global medical technology company, most recently serving as a President and General Manager from June 2018 until July 2021. Prior to that, Mr. Farquhar served as a Marketing Manager at General Mills, Inc., a multinational manufacturer and marketer of branded consumer foods, from January 2004 until March 2008. He received a B.A. in Psychology and
History from Duke University and an M.B.A. from Northwestern University’s Kellogg School of
Management. We believe that Mr. Farquhar’s extensive experience in the medical sector qualifies Mr.
Farquhar to serve on our board of directors and his role as our Chief Executive Officer provides a vital link between our board of directors and our management team.
Vikram Verghese has served as our Chief Financial Officer since June 2023. He joined the Company in
November 2021 as Senior Vice President of Upstream Marketing, Business Development, and Strategy.
Prior to that, Mr. Verghese held various positions at Medtronic from 2008 until July 2021 in various leadership roles spanning global marketing, regulatory and clinical affairs and business development.
After completing his undergraduate degree in Electrical and Electronic Engineering in India, Mr. Verghese
received an M.S. in Biomedical Engineering from the University of Southern California and an M.B.A. from
University of Pennsylvania’s The Wharton School. He is also a CFA charter holder.

Campbell D.K. Rogers, M.D. has served as our Chief Medical Officer since March 2012. Prior to joining the Company, Dr. Rogers was the Chief Scientific Officer and Global Head of Research and Development
at Cordis Corporation (“Cordis”), a medical device company that was formerly part of the Johnson &
Johnson family of companies, from July 2006 until February 2012, where he was responsible for leading investments and research in cardiovascular devices. Prior to Cordis, Dr. Rogers was an Associate
Professor of Medicine at Harvard Medical School and the Harvard-M.I.T. Division of Health Sciences and
Technology from July 1994 until July 2006, and a director of the Cardiac Catheterization and Experimental
Cardiovascular Interventional Laboratories at Brigham and Women’s Hospital in Massachusetts from
October 2000 until June 2006, where he was responsible for clinical care, education and research. Dr.
Rogers served as a Principal Investigator for numerous interventional cardiology device, diagnostic, and pharmacology trials, is the author of numerous publications in the area of coronary artery and other cardiovascular diseases, and was the recipient of research grant awards from the National Institute of
Health and American Heart Association. Dr. Rogers previously served on the boards of directors of
Corindus Vascular Robotics, Inc. (formerly NYSE: CVRS) from 2016 until 2019, where he was a member of the Audit Committee, and InspireMD, Inc. (Nasdaq: NSPR) from 2013 until 2022, where he was a member of the Research and Development Committee. He received an A.B. in English from Harvard
College and an M.D. from Harvard Medical School.
Non-employee directors
William C. Weldon has served as Chair of our board of directors from June 2017 to May 2019 and since
2020, and also as a member of our board of directors since September 2014. Mr. Weldon is the former
Chairman of the board and Chief Executive Officer of Johnson & Johnson (NYSE: JNJ), a global developer and manufacturer of healthcare products, having served in those positions from 2002 until his retirement in 2012. Mr. Weldon previously served in a variety of senior executive positions during his 41-
year career with Johnson & Johnson until his appointment as Chairman of the board and Chief Executive
Officer. Mr. Weldon has served on the board of directors of Fairfax Financial Holdings Limited since April
2020. Mr. Weldon previously served as a director of CVS Health Corporation (NYSE: CVS) until his retirement from that board in May 2023, Exxon Mobil Corporation (NYSE: XOM) until his retirement from that board in May 2021, JPMorgan Chase & Co. (NYSE: JPM) until his retirement from that board in May
2019, and The Chubb Corporation until its acquisition by ACE Limited in January 2016. He is a member of various not-for-profit organizations and is also a member of the Board of Trustees for Quinnipiac
University. Mr. Weldon received his B.A. in Biology from Quinnipiac University. We believe that Mr.
Weldon’s knowledge of the healthcare industry and his experience as chief executive officer and chairman of the board at Johnson & Johnson and on the boards of other publicly traded companies, which have exposed him to reporting and governance requirements, qualify him to serve on our board of directors.
Timothy C. Barabe has served as a member of our board of directors since January 2022. Mr. Barabe served as the Chief Financial Officer and Executive Vice President at Affymetrix Inc. (acquired by Thermo
Fisher Scientific, Inc.), a provider of life science productions and molecular diagnostic products, from
2010 until his retirement in June 2013. Prior to that, Mr. Barabe served as Senior Vice President and
Chief Financial Officer of Human Genome Sciences, Inc., a biopharmaceutical company, from July 2006 until March 2010. From 2004 until 2006, he served as Chief Financial Officer of Regent Medical Limited, a
U.K.-based, privately held surgical supply company, and with Novartis AG, a pharmaceutical company, from 1982 until August 2004 in a succession of senior executive positions in finance and general management, most recently as the Chief Financial Officer of Sandoz GmbH, the generic pharmaceutical subsidiary of Novartis AG. Prior to that, Mr. Barabe served as the President of the Specialty Lens
Business Franchise and Group Vice President and Chief Financial Officer of CIBA Vision Corporation, a
contact lenses and lens care product manufacturer, until 2003. Mr. Barabe has served on the board of directors of Cartesian Therapeutics, Inc. (Nasdaq: RNAC) since 2016 and previously served on the board of directors of Veeva Systems Inc. (NYSE: VEEV) from September 2015 until June 2021, ArQule, Inc., from 2001 until January 2020, and Opexa Therapeutics, Inc. from 2014 until 2017. Mr. Barabe also currently serves on the board of directors of Vigilant Biosciences, Inc., a private company. Mr. Barabe received a B.B.A. in General Business, Finance from the University of Massachusetts at Amherst and an

M.B.A. from the University of Chicago. We believe that Mr. Barabe’s extensive finance experience, and his service on the board of directors of several other publicly traded companies, qualifies Mr. Barabe to serve on our board of directors.
Julie A. Cullivan has served as a member of our board of directors since November 2020. She has served as a Special Advisor to Brighton Park Capital, L.P., an investment firm specializing in software, information services and technology-enabled services, since June 2020, and previously served as the
Chief Technology and People Officer at Forescout Technologies Inc. (“Forescout”), a network security software company, from June 2017 until January 2021. Prior to joining Forescout, Ms. Cullivan served as the Executive Vice President, Business Operations and Chief Information Officer of FireEye, Inc., an
enterprise cybersecurity company, from January 2013 until May 2017, and as a Senior Vice President at
McAfee Corp., a global computer security software company, from April 2008 until October 2011. Earlier in her career, Ms. Cullivan held executive roles at Autodesk, Inc., EMC Corporation, and Oracle Corporation.
Ms. Cullivan has served on the board of directors of Axon Enterprise, Inc. (Nasdaq: AXON) since 2017, where she has been a member of the Audit Committee since July 2017, Chair of the Enterprise Risk
Committee since March 2022, and a member of the of the Nominating and Governance Committee since
July 2024. She has also served on the boards of directors of Cobalt Labs Inc. (dba Cobalt.io) since 2022, where she is a member of the Compensation Committee, and OPSWAT Inc. since 2021. Ms. Cullivan previously served on the boards of Astra Space Inc. (Nasdaq: ASTR), where she was a member of the
Audit Committee from February 2023 to July 2024, SADA, where she was a member of the
Compensation Committee from May 2021 to December 2024, and AaDya Security Inc. (dba Judy
Security) from March 2021 to August 2024. Ms. Cullivan received a B.S. in Finance from Santa Clara
University. We believe that Ms. Cullivan’s extensive experience in the technology sector, including her past roles at leading technology, cybersecurity and digital infrastructure companies, qualifies Ms. Cullivan to serve on our board of directors.
Nicholas Downing, M.D. has served as a member of our board of directors since March 2023. Since
2018, Dr. Downing has worked at Bain Capital, a private investment firm, currently serving as a Managing
Director on the Bain Capital Life Sciences team. Prior to joining Bain Capital, Dr. Downing was a Resident
Physician at the Brigham and Women’s Hospital in Boston from 2015 until 2018. Dr. Downing is the author of over 40 peer-reviewed scientific articles. Prior to his medical career, Dr. Downing was a
Consultant at McKinsey and Company, a global management consulting firm, where he worked with clients in the pharmaceutical, hospital and financial services industries. Dr. Downing has served as a member of the board of directors and the Nominating and Corporate Governance Committee of
NewAmsterdam Pharma Company N.V. (Nasdaq: NAMS) since November 2022. Dr. Downing received an A.B. in Chemistry from Harvard College and an M.D. from Yale University School of Medicine. We believe that Dr. Downing’s extensive investment and financial experience, particularly in the medical sector, as well as his medical background qualifies Dr. Downing to serve on our board of directors. Dr.
Downing has notified us that he will resign from our board of directors upon, and subject to, the commencement of trading of our common stock on the Nasdaq Global Select Market. Dr. Downing’s resignation is not due to any disagreement with us or any matters relating to our operations, policies or practices.
Jeffrey C. Lightcap has served as a member of our board of directors since December 2011. Since
2007, Mr. Lightcap has served as a Senior Managing Director at HealthCor Partners Management, L.P.
(“HealthCor Partners”), a venture capital investment manager focused on late-stage venture and early commercial stage healthcare companies. Since 2019, Mr. Lightcap also serves as a Senior Managing
Director at Healthcare Venture Partners, LLC, a venture capital investment manager focused on investments in technology driven companies in the diagnostic, therapeutic and medtech sectors. From
1997 until 2006, Mr. Lightcap served as a Senior Managing Director at JLL Partners, a leading middle-
market private equity firm. Prior to JLL Partners, from 1993 until 1997, Mr. Lightcap served as a Managing
Director in the mergers and acquisitions group at Merrill Lynch & Co., Inc. (“Merrill Lynch”), a global financial services company. Prior to joining Merrill Lynch, Mr. Lightcap was a Senior Vice President in the
mergers and acquisitions group at Kidder, Peabody & Co., an investment banking company, and briefly at
Salomon Brothers, a global financial institution. Mr. Lightcap currently serves on the board of directors of

Careview Communications, Inc. (OTC: CRVW), KellBenx, Inc. and Paige.AI, Inc. Mr. Lightcap also previously served on the board of directors of a number of HealthCor Partners’ portfolio companies, including Corindus Vascular Robotics Inc. (March 2008 to October 2019), Practice Partners in Healthcare,
LLC (September 2007 to April 2019), Paradigm Spine, LLC (April 2008 to March 2019) and RTI Surgical
Holdings, Inc. which became Surgalign Holdings, Inc. (March 2019 to September 2021). Mr. Lightcap
received a B.E. in Mechanical Engineering from the State University of New York at Stony Brook and an
M.B.A. from the University of Chicago. We believe that Mr. Lightcap’s extensive experience in the medical sector, including his service on the boards of directors of multiple healthcare companies, qualifies Mr.
Lightcap to serve on our board of directors.
Wayne J. Riley, M.D. has served as a member of our board of directors since November 2021. Dr. Riley has served as the President of the State University of New York Downstate Health Sciences University
since April 2017, where he is also a Tenured Professor of Internal Medicine and Health Policy and
Management. From 2013 until 2017, Dr. Riley was an Adjunct Professor of Healthcare Management at
Owen Graduate School of Management, Vanderbilt University and a Clinical Professor of Medicine at
Vanderbilt University School of Medicine. From 2007 until 2013, Dr. Riley served as President and Chief
Executive Officer of Meharry Medical College, and from 2003 until 2006, served as Vice President and
Vice Dean of Health Affairs and Governmental Relations at Baylor College of Medicine. Dr. Riley has
served on the board of directors of Compass Pathways, plc (Nasdaq: CMPS) since 2021 and HCA
Healthcare, Inc. (NYSE: HCA) since 2012, where he also serves as the chair of the patient safety and quality committee and as a member of the audit and compliance committee and nominating and corporate governance committee. Dr. Riley previously served as a director of Vertex Pharmaceuticals Inc. (Nasdaq:
VTRX) from 2010 until 2015, Pinnacle Financial Partners, Inc. from 2007 until 2013, and the Federal
Reserve Bank of Atlanta, Nashville Branch Bank Board from January 2013 to June 2013. He is President
Emeritus of the American College of Physicians and an elected member of the National Academy of
Medicine. Dr. Riley is also a commissioner of the Medicare Payment Advisory Commission, chair of the
Board of Trustees and of The New York Academy of Medicine since 2019. Dr. Riley received a B.A. in
Anthropology from Yale University, an M.P.H. in Health Systems Management from the Tulane University
School of Public Health and Topical Medicine, an M.D. from the Morehouse School of Medicine, and an
M.B.A. from Rice University’s Jesse H. Jones Graduate School of Business. We believe that Dr. Riley’s experience as a practicing physician and his leadership, executive management and patient care skills at other leading medical and educational institutions, as well as his prior public company board service, qualify him to serve on our board of directors.
Lonnie M. Smith has served as a member of our board of directors since September 2011. From 1997 until April 2020, Mr. Smith was the President and Chief Executive Officer and then Chairman of Intuitive
Surgical, Inc., a developer and manufacturer of surgical robotic products designed to improve clinical outcomes of patients. From 1978 until 1997, Mr. Smith was Senior Executive Vice President of
Hillenbrand Industries, a manufacturer and provider of products and services for the health care and funeral services industries. During his tenure at Hillenbrand Industries, he was a member of the executive committee, the office of the president and the board of directors. Mr. Smith has also held positions at The
Boston Consulting Group, a management consulting firm, and International Business Machines Corp, a technology and consulting company. Mr. Smith served as chairman of the board of Tandem Diabetes
Care, Inc. (Nasdaq: TNDM), from 2013 until 2015. Mr. Smith received a B.S.E.E. from Utah State
University and an M.B.A. from Harvard Business School. We believe that Mr. Smith’s extensive medical, management and directorship experience in the medical sector qualifies him to serve on our board of directors. Mr. Smith has notified us that he will resign from our board of directors upon, and subject to, the commencement of trading of our common stock on the Nasdaq Global Select Market. Mr. Smith’s resignation is not due to any disagreement with us or any matters relating to our operations, policies or practices.
Casey M. Tansey has served as a member of our board of directors since August 2010. Since 2005, he has served as a General Partner of U.S. Venture Partners, a venture capital firm. From 2001 until 2004,
Mr. Tansey served as the Chief Executive Officer and President of Epicor Medical, a medical device company. Prior to Epicor Medical, Mr. Tansey was Chief Executive Officer and President of Heartport,

Inc., a medical device company, which is now part of the Johnson & Johnson family of companies. Prior to that, he was with the cardiovascular division at Baxter Edward, a medical technology company, for nearly ten years, holding various sales and marketing positions. Mr. Tansey currently serves on the board of directors and as a member of the organization and compensation committee of Inspire Medical
Systems, Inc. (NYSE: INSP) and previously served on the board of directors of Intersect ENT, Inc. from
2006 until 2017. He also serves on the board of directors for a number of U.S. Venture Partners’ portfolio of private companies, including Cagent Vascular Inc., HighLife Medical Inc., Luminopia, Inc.,
MicroTransponder Inc., Neochord, Inc., Neuros Medical, Inc., ShiraTronics, Inc. and Shoulder
Innovations. Mr. Tansey received a B.S. and an M.B.A. from the Notre Dame De Namur University. We believe that Mr. Tansey’s extensive experience as a venture capital investor and as a member of the boards of directors of multiple companies in the medical sector qualify him to serve on our board of directors.
Charles A. Taylor, Ph.D. is one of our founders, and has served as a member of our board of directors since July 2007. He is currently the W.A. “Tex” Moncrief, Jr., Chair in Computational Medicine, and a
Professor in the Department of Internal Medicine and the Oden Institute for Computational Engineering
and Sciences at the University of Texas at Austin. Dr. Taylor served as the Chief Technology Officer from
April 2010 to February 2022 and then Chief Scientific Officer of the Company from February 2022 through
December 2023. Prior to joining the Company, Dr. Taylor was an Associate Professor in the Department
of Bioengineering and Surgery at Stanford University from July 1997 until August 2010, where he held courtesy faculty appointments in the Departments of Mechanical Engineering and Radiology. He received a B.S. in Mechanical Engineering, M.S. in Mechanical Engineering and M.S. in Mathematics from
Rensselaer Polytechnic Institute and a Ph.D. in Mechanical Engineering from Stanford University. Dr.
Taylor has published over 450 publications in scientific journals and conference papers related to cardiovascular bioengineering and patient-specific modeling of blood flow in the cardiovascular system and is also an inventor on more than 300 issued patents worldwide. In 2024, Dr. Taylor was inducted into the U.S. National Academy of Engineering. We believe that Dr. Taylor’s extensive knowledge of the
Company as its founder, Chief Technology Officer and Chief Scientific Officer, experience as an inventor and knowledge of our industry qualifies him to serve on our board of directors.
Family relationships
There are no family relationships among any of our executive officers or directors.
Board composition and election of directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of ten members: Mr. Barabe, Ms. Cullivan, Dr. Downing, Mr. Farquhar, Mr. Lightcap, Dr.
Riley, Mr. Smith, Mr. Tansey, Dr. Taylor, and Mr. Weldon. Dr. Downing and Mr. Smith have each notified us that they will resign from our board of directors upon the commencement of trading of our common stock on the Nasdaq Global Select Market. Under our amended and restated voting agreement (“Voting
Agreement”), which would terminate at the completion of this offering, the stockholders who are party to the Voting Agreement have agreed to vote their respective shares to elect: (i) one director designated by
BCLS Fund III Investments, LP, currently Nicholas Downing, (ii) two directors designated by the holders of our Series A, Series B-1, Series B-2, Series C, Series D and Series E redeemable convertible preferred stock, currently Casey M. Tansey and Jeffrey C. Lightcap, (iii) our Chief Executive Officer, John C.M.
Farquhar, (iv) one director designated by our founders, currently Charles A. Taylor, and (v) Timothy C.
Barabe, Julie A. Cullivan, Wayne J. Riley, Lonnie M. Smith and William C. Weldon, as directors designated by the majority of the foregoing directors. In connection with this offering, the Voting
Agreement will terminate. As a result, following this offering there will be no contractual obligations regarding the election of our directors.
After this offering, the authorized number of directors may be changed by resolution of our board of directors, subject to the terms of our amended and restated certificate of incorporation that will become effective upon the completion of this offering.

Director independence
We have applied to have our common stock listed on the Nasdaq Global Select Market and this offering is contingent upon obtaining such approval. Under the listing rules of the Nasdaq Global Select
Market (“Listing Rules”), independent directors must comprise a majority of a listed company’s board of directors within a specified period following completion of this offering. In addition, the Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under these rules, a director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Listing Rules, certain types of relationships generally occurring within the last three years will automatically disqualify a director as independent, such as if the director is one of our employees, is in receipt of direct compensation from us in excess of $120,000 in a twelve-month period, or is engaged, directly or indirectly in certain business dealings with us in excess of specified thresholds.
Our board of directors has determined that none of Mr. Barabe, Ms. Cullivan, Mr. Lightcap, Dr. Riley, Mr.
Tansey or Mr. Weldon has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of such individuals are “independent directors”
in accordance with the Listing Rules. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. Mr. Farquhar is not considered independent by virtue of his position as our Chief Executive Officer, and Dr. Taylor is not
considered independent by virtue of his former employment with us within the last three years.
Classified board of directors
In accordance with our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, our board of directors will be divided into three classes with staggered three-
year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•The Class I directors will be John C.M. Farquhar, Charles A. Taylor and Julie A. Cullivan, and their terms will expire at the first annual meeting of stockholders following effectiveness of the amended and restated certificate of incorporation;
•The Class II directors will be Jeffrey C. Lightcap, Casey M. Tansey and Timothy C. Barabe, and their terms will expire at the second annual meeting of stockholders following effectiveness of the amended and restated certificate of incorporation; and
•The Class III directors will be William C. Weldon and Wayne Riley, M.D., and their terms will expire at the third annual meeting of stockholders following effectiveness of the amended and restated
certificate of incorporation.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Leadership structure of the board
Our corporate governance guidelines to be in place upon the commencement of trading of our common stock on the Nasdaq Global Select Market will provide our board of directors with flexibility to combine or separate the positions of Chair of the board of directors and Chief Executive Officer and to implement a lead independent director in accordance with its determination regarding which structure would be in the best interests of our company.

Mr. Weldon currently serves as our Chair of the board of directors and Mr. Farquhar serves as our Chief
Executive Officer. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.
Board committees
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.
Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors has adopted a written charter for each committee that satisfies the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and Listing
Rules, which we will post on our website at www.heartflow.com upon the completion of this offering.
Audit committee
Our audit committee oversees our corporate accounting and financial reporting process and the quality and integrity of our financial statements, the qualifications and performance of our independent registered public accounting firm, our internal audit function and our risk management program. Among other matters, the audit committee:
•oversees our independent registered public accounting firm, and has sole responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm;
•evaluates the independent registered public accounting firm’s qualifications, independence, and performance;
•reviews and approves the scope of the annual audit and pre-approves all audit and non-audit fees and services to be performed by our independent registered public accounting firm;
•reviews with management and our independent registered public accounting firm the results of the annual audit and the review of our interim financial statements, and reviews our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;
•oversees our internal audit function;
•oversees our risk management program and reviews risks related to major financial risk exposures, information security, regulatory compliance, and the steps our management has taken to monitor and control these risks and exposures;
•establishes procedures for the receipt, retention, and treatment of any complaints received by us regarding accounting, internal accounting controls, or auditing matters;
•reviews and approves all related person transactions; and
•reviews the audit committee charter and the audit committee’s performance on an annual basis.
Our audit committee consists of Timothy C. Barabe, Julie A. Cullivan and Wayne Riley, M.D. Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1)
of the Exchange Act. The chair of our audit committee is Mr. Barabe. Our board of directors has determined that Mr. Barabe is an “audit committee financial expert” as such term is currently defined in
Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements as required by the Listing
Rules.

Compensation committee
Our compensation committee oversees our compensation policies, plans and benefit programs, particularly as they apply to our executive officers. Among other matters, the compensation committee:
•reviews and approves corporate goals and objectives relevant to compensation of our Chief
Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives and approves the compensation of Chief Executive Officer based on such evaluations;
•reviews and approves the compensation of our other executive officers;
•reviews and makes recommendations to our board of directors regarding non-employee director compensation;
•reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other equity awards under our performance incentive plans;
•engages in risk assessments of our compensation programs; and
•reviews the compensation committee charter and the compensation committee’s performance on annual basis.
Our compensation committee consists of Jeffrey C. Lightcap, Wayne Riley, M.D. and Casey M. Tansey.
Our board of directors has determined that all members are independent under the Listing Rules. The chair of our compensation committee is Dr. Riley.
Nominating and corporate governance committee
Our nominating and corporate governance committee oversees the nomination process for our directors and policies relating to our corporate governance. Among other matters, the nominating and corporate governance committee:
•identifies individuals qualified to be members of our board of directors, including candidates recommended by stockholders, consistent with criteria approved by our board of directors;
•evaluates and makes recommendations to our board of directors of candidates for membership on our board of directors and on each of the board’s committees;
•develops and reviews the adequacy of our corporate governance guidelines and code of business conduct and ethics and recommends and proposed changes to our board of directors;
•oversees the process of evaluating the performance of our board of directors;
•oversees management succession planning; and
•assists our board of directors on corporate governance matters and board of directors performance matters, including recommendations regarding the size, structure and composition of our board of directors and its committees.
Our nominating and corporate governance committee consists of Jeffrey C. Lightcap, Casey M. Tansey, and William C. Weldon. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our nominating and corporate governance committee is Mr. Weldon.
Compensation committee interlocks and insider participation
None of the members of our compensation committee (Jeffrey C. Lightcap, Wayne Riley, M.D. and Casey
M. Tansey) is or has been during the past fiscal year one of our employees or has been at any time one of our officers, and none of such individuals has any relationship requiring disclosure under SEC rules applicable to related person transactions. None of our executive officers currently serves, or has served during the last fiscal year, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.
Code of business conduct and ethics
In connection with this offering, our board of directors has adopted a written code of business conduct and ethics to be effective upon the commencement of trading of our common stock on the Nasdaq Global
Select Market, which applies to all of our directors, executive officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our website at www.heartflow.com upon the completion of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics. We intend to disclose any future amendments to or waivers of our code of business conduct and ethics applicable to our directors and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions to the extent required by applicable rules of the SEC or the Nasdaq Global Select Market, on our website at the address identified above.
Limitations on liability and indemnification matters
Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limit our directors’ and officers’ liability to us and our stockholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted under the General
Corporation Law of the State of Delaware (the “DGCL”). Such provision will not eliminate or limit the liability of:
•a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;
•a director or officer for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•a director for an unlawful payment of dividends or redemption of shares;
•a director or officer for any transaction from which the director or officer derived an improper personal benefit; or
•an officer in any action by or in the right of the corporation.
These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.
As permitted by the DGCL, our amended and restated certificate of incorporation will provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment of expenses (including attorneys’ fees) in advance of the final disposition of the proceeding.
In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request. We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

We believe that these provisions in our amended and restated certificate of incorporation and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive and director compensation
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2024, our “named executive officers,” comprised of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) and their positions with the Company, were as follows:
•John C.M. Farquhar, President and Chief Executive Officer;
•Vikram Verghese, Chief Financial Officer; and
•Campbell D.K. Rogers, M.D., Chief Medical Officer.
As an “emerging growth company” as defined in the JOBS Act, we are not required to include a
Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
2024 summary compensation table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2024:

Name and principal position	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
John C.M. Farquhar ................	590,480	—	1,030,400	654,369	5,200	2,280,449
President and Chief Executive Officer
Vikram Verghese .....................	400,548	—	1,067,295	222,338	5,200	1,695,381
Chief Financial Officer
Campbell D.K. Rogers, M.D. .	535,600	230,000	—	294,580	5,200	1,065,380
Chief Medical Officer

(1)Amount represents a $57,500 bonus paid at the end of each quarter to Dr. Rogers during 2024.
(2)Amounts reflect the grant date fair value of stock options granted during 2024 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 14 of the consolidated financial statements elsewhere included in this prospectus for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.
(3)Amounts represent annual bonuses earned by each named executive officer in 2024 which were paid by us after certification of performance achievement in early 2025. See “2024 Bonuses” below.
(4)Amounts disclosed reflect Company contributions to our 401(k) plan.
Narrative to the summary compensation table
Each of our Named Executive Officers will participate in our senior leadership severance policy, as described in “Senior leadership severance policy” below.
Elements of compensation
2024 salaries
In 2024, the named executive officers received an annual base salary to compensate them for services rendered to the company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For fiscal year 2024, Mr. Farquhar’s annual base salary was $594,881 effective as of March 3, 2024 (and it was $572,000 prior), Mr. Verghese’s base salary was $404,250 effective as of March 3, 2024 (and it was $385,000 prior) and Dr. Rogers’s base salary was $535,600 effective as of February 7, 2021.
2024 bonuses
In 2024, Mr. Farquhar, Mr. Verghese and Dr. Rogers were eligible to earn annual cash bonuses targeted at 100%, 50% and 50%, respectively, of their annual base salaries. Pursuant to our annual cash bonus program, each named executive officer was eligible to earn his annual cash bonus based on the attainment of pre-established annual company objectives. These pre-established objectives include revenue, with a target of $120.1 million (weighted 40%), gross margin, with a target of 70.1% (weighted
20%), interactive product validation (weighted 20%), asymptomatic strategy (weighted 10%) and patient care (weighted 10%). The actual achieved bonus amount was paid in 2025 based on achievement of such objectives.
Equity compensation
Each of our named executive officers currently holds outstanding stock option awards granted pursuant to the Company’s 2009 Equity Incentive Plan as described in more detail in the section titled “—Outstanding equity awards at year end” below.
In connection with this offering, we intend to adopt the 2025 Plan (as defined below) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers)
and consultants of our company and certain of our subsidiaries (if any) and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. We expect that the
2025 Plan will be effective upon the commencement of trading of the Company’s common stock on the
Nasdaq Global Select Market. For additional information about the 2025 Plan, please see the section titled “—2025 performance incentive plan” below.
Other elements of compensation
Retirement plans
We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the
401(k) plan on the same terms as other full-time employees. We anticipate that, following the completion of this offering, our named executive officers will continue to participate in this 401(k) plan on the same terms as other full-time employees.
Employee benefits and perquisites
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•medical, dental, and vision benefits;
•medical and dependent care flexible spending accounts;
•short-term and long-term disability insurance; and
•life insurance.
We believe that the employee benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
No tax gross-ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by the Company.

Outstanding equity awards at fiscal year-end
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2024:

Name	Grant date		Option awards
			Number of securities underlying unexercised options - exercisable (#)(1)	Number of securities underlying unexercised options - unexercisable (#)(2)	Option exercise price ($)	Option expiration date
John C.M. Farquhar ....................	8/24/2021	(3)	166,666	33,334	$2.85	8/24/2031
	3/23/2022	(3)	206,250	93,750	$2.85	3/23/2032
	7/10/2023		1,367,644	4,482,084	$0.76	7/10/2033
	12/26/2024		11,666	548,334	$3.28	12/26/2034
Vikram Verghese .........................	3/23/2022	(3)	—	22,917	$2.85	3/23/2032
	7/10/2023		—	226,042	$0.76	7/10/2033
	12/24/2023		—	325,963	$0.76	12/24/2033
	12/26/2024		—	576,916	$3.28	12/26/2034
Campbell D.K. Rogers, M.D. .....	3/9/2016		115,952	—	$2.85	3/9/2026
	2/28/2020		127,853	—	$2.85	2/28/2030
	4/22/2020		6,516	—	$2.85	4/22/2030
	4/12/2021		9,916	567	$2.85	4/12/2031
	7/10/2023	(4)	20,000	—	$0.76	7/10/2033
	7/10/2023		226,866	461,771	$0.76	7/10/2033

(1)Amounts disclosed in this column reflect the number of options granted to our named executive officers that were subject to time-based vesting and have vested.
(2)Unless otherwise noted, the stock option vests and becomes exercisable as to 1/48th of the total number of shares underlying the stock option monthly following the vesting commencement date, subject to the applicable named executive officer’s continued service through the applicable vesting date.
(3)The stock option vests and becomes exercisable as to 1/4th of the total number of shares underlying the stock option on the first anniversary of the vesting commencement date and 1/48th monthly thereafter, subject to the applicable named executive officer’s continued service through the applicable vesting date.
(4)The stock option fully vests and becomes exercisable on the first anniversary of the vesting commencement date, subject to Dr. Rogers’
continued service through the applicable vesting date.
Senior leadership severance policy
In connection with the completion of this offering, we have adopted a senior leadership severance policy
(the “Severance Policy”) covering each of our named executive officers, which sets forth the benefits payable to participants upon qualifying terminations of employment. Under the Severance Policy, upon a termination without “cause” or a resignation for “good reason” (as such terms are defined in the
Severance Policy) (a “Qualifying Termination”), provided that the participant executes and does not revoke a general release of claims in favor of the Company and adheres to any restrictive covenants with the Company to which he or she is bound, the participant will be entitled to receive a certain number of months of base salary continuation based on his or her position at the Company (twelve (12) months for
Mr. Farquhar, nine (9) months for other C-level participants, and six (6) months for senior vice president-
level participants) (the “Severance Period”), with payment commencing on or within ten (10) days following the sixtieth (60th) day following the participant’s termination date. In addition, if the participant elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the
Company will pay or reimburse the participant for his or her COBRA premiums during the Severance
Period.

Upon a Qualifying Termination occurring within three (3) months prior to or twelve (12) months following a
“change in control” (as such term is defined in the Severance Policy), provided the participant executes and does not revoke a general release of claims in favor of the Company and adheres to any restrictive covenants with the Company to which he or she is bound, the participant will be entitled to receive a certain number of months of base salary continuation based on his or her position at the Company
(eighteen (18) months for Mr. Farquhar, twelve (12) months for other C-level participants, and nine (9)
months for senior vice president-level participants) (the “CIC Severance Period”) plus the participant’s target bonus for the year of termination, with payment commencing on or within ten (10) days following the sixtieth (60th) day following the participant’s termination date. In addition, all of the participant’s outstanding equity awards, to the extent unvested, will become fully vested and exercisable as of the participant’s termination date, and if the participant elects continuation coverage under COBRA, the
Company will pay or reimburse the participant for his or her COBRA premiums during the CIC Severance
Period.
The Severance Policy also contains a net-better Section 4999 cutback provision, which provides that, if payments to a participant are subject to an excise tax under Section 4999 of the Code, then such payments would be reduced by the amount needed to avoid triggering such tax, provided that such reduction leaves the participant in a better after-tax position than if such payments had not been reduced
(taking into account the effect of the excise tax).
2024 non-employee director compensation table
We have paid certain of our non-employee directors, Mr. Weldon, Mr. Barabe, Mr. Riley, Mr. Smith, Mr.
Taylor and Ms. Cullivan, cash fees as set forth in the table below for their service on our board. We have also reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.
Mr. Taylor, one of the Company’s founders, served as our Chief Technology Officer from April 2010 to
February 2022 and as our Chief Scientific Officer from February 2022 through December 2023. In connection with his termination of employment, we entered into a separation agreement with Mr. Taylor with an employment termination date of December 1, 2023, which provided for certain benefits in consideration for his execution of a general release of claims and adherence to the protective covenants set forth therein. Those benefits include (i) severance payments equal to $658,341.76, payable 50% on the effective date of the agreement and 50% on June 1, 2024, (ii) payment of COBRA benefits for 12 months, (iii) if the Company paid bonuses with respect to the 2023 fiscal year, payment of Mr. Taylor’s target bonus for such year, payable 50% in April 2024 and 50% in June 2024 and (iv) acceleration of 25%
of his then-unvested options.
In addition to his service on the board, since December 2023, Mr. Taylor has served as a consultant to us and was paid cash fees of $3,178 in 2024 in consideration of his consulting services.

The following table sets forth information regarding the compensation of our non-employee directors for the fiscal year ended December 31, 2024:

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	All other compensation ($)	Total ($)
William C. Weldon .........................................	65,000	—	—	65,000
Timothy C. Barabe ........................................	40,000	—	—	40,000
Julie A. Cullivan .............................................	40,000	—	—	40,000
Nicholas Downing, M.D. ...............................	—	—	—	—
Jeffrey C. Lightcap ........................................	—	—	—	—
Wayne J. Riley, M.D. .....................................	40,000	—	—	40,000
Lonnie M. Smith .............................................	40,000	—	—	40,000
Casey M. Tansey ...........................................	—	—	—	—
Charles A. Taylor, Jr., Ph.D. .........................	40,000	—	571,082(2)	611,082

(1)The aggregate number of stock option awards (whether exercisable or unexercisable) held as of December 31, 2024, by Mr. Weldon,
Mr. Barabe, Ms. Cullivan, Dr. Downing, Mr. Lightcap, Mr. Riley, Mr. Smith, Mr. Tansey and Mr. Taylor was 520,730, 100,730, 87,188, 0,
0, 185,000, 135,000, 0 and 460,301, respectively.
(2)This amount includes: (i) $329,171 in severance payments; (ii) $40,015 in COBRA payments; (iii) $198,718 as a target bonus for 2023;
and (iv) $3,178 in consulting fees.
In connection with the completion of this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.
Director compensation policy
In connection with the completion of this offering, we have adopted a director compensation policy covering our non-employee directors (the “Director Compensation Policy”), which sets out a compensation program for our non-employee directors consisting of annual retainer fees and long-term equity awards. The Director Compensation Policy will become effective upon the commencement of trading of the Company’s common stock on the Nasdaq Global Select Market.
Under our Director Compensation Policy, each non-employee director is entitled to receive the following cash compensation while serving on our Board:

Cash Compensation
Annual Cash Retainer ......................................................................................................................	$50,000
Annual Chairperson Retainer ..........................................................................................................	$45,000
Annual Audit Committee Chairperson Retainer ...........................................................................	$20,000
Annual Compensation Committee Chairperson Retainer ..........................................................	$15,000
Annual Nominating and Corporate Governance Committee Chairperson Retainer ..............	$10,000
Annual Audit Committee Member Retainer ..................................................................................	$10,000
Annual Compensation Committee Member Retainer ..................................................................	$7,500
Annual Nominating and Corporate Governance Committee Member Retainer ......................	$5,000

All annual retainers will be paid on a quarterly basis following the end of each calendar quarter in arrears, and will be pro-rated if a non-employee director serves for only a portion of the calendar quarter.

In addition, under the Director Compensation Policy, non-employee directors are entitled to receive the following equity-based compensation while serving on our Board:
•New directors: Each new non-employee director appointed or elected to our Board (or any non-
employee director serving on the Board prior to the offering who did not receive compensation for such services prior to such date) is entitled to receive a new director equity award valued at $500,000 in the form of nonqualified stock options as of the director’s first date of service or the IPO, as the case may be. Subject to the non-employee director’s continued service through the applicable vesting date, 1/3 of the new director equity award will vest on the first anniversary of the grant date and the remaining 2/3 of the new director equity award will vest in 24 substantially equal monthly installments thereafter.
•Continuing directors: On the date of the offering and on the date of each annual meeting of the
Company’s stockholders thereafter, each continuing non-employee director is entitled to receive an annual equity award valued at $250,000 in the form of nonqualified stock options. Subject to the non-
employee director’s continued service through the applicable vesting date, the annual equity award will vest on the earlier of the first anniversary of the date of grant and the Company’s annual meeting of stockholders in the year following the year in which the annual equity award was granted.
2025 performance incentive plan
In connection with the completion of this offering, we have adopted the Heartflow, Inc. 2025 Performance
Incentive Plan (the “2025 Plan”), which will become effective upon the commencement of trading of the
Company’s common stock on the Nasdaq Global Select Market. The principal terms of the 2025 Plan are summarized below.
Purpose
The purpose of the 2025 Plan is to promote the success of the Company by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.
Administration
Our Board of Directors or one or more committees appointed by our Board of Directors will administer the
2025 Plan. Our Board of Directors has delegated general administrative authority for the 2025 Plan to the
Compensation Committee and has also formed an Equity Awards Committee that is authorized to grant awards under the 2025 Plan to participants who are not executive officers of the Company. The Board of
Directors or a committee thereof (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under the 2025 Plan. (The appropriate acting body, be it the Board of Directors or a committee or other person within its delegated authority is referred to in this proposal as the “Administrator”).
The Administrator has broad authority under the 2025 Plan, including, without limitation, the authority:
•to select eligible participants and determine the type(s) of award(s) that they are to receive;
•to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;
•to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, to determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, to establish the events (if any) on which exercisability or vesting may accelerate (including specified terminations of employment or service or other circumstances), and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject in the case of options and stock appreciation rights to the maximum term of the award);
•to cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;
•subject to the other provisions of the 2025 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;
•to determine the method of payment of any purchase price for an award or shares of the Company’s common stock delivered under the 2025 Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of the Company’s common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;
•to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where the Company or one of its subsidiaries operates or where one or more eligible participants reside or provide services;
•to approve the form of any award agreements used under the 2025 Plan; and
•to construe and interpret the 2025 Plan, make rules for the administration of the 2025 Plan, and make all other determinations for the administration of the 2025 Plan.
Availability of repricing
The Administrator may (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or
(3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.
Eligibility
Persons eligible to receive awards under the 2025 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries.
Aggregate share limit
The maximum number of shares of the Company’s common stock that may be issued or transferred pursuant to awards under the 2025 Plan equals the sum of the following (such total number of shares, the
“Share Limit”):
•an aggregate number of shares of the Company’s common stock equal to ten percent (10%) of the total number of fully diluted shares of the Company’s common stock outstanding (including, without limitation, any outstanding warrants) as of the date of commencement of trading of the shares of the
Company’s common stock on the Nasdaq Global Select Market (the “Initial Trading Date”), plus
•the number of shares available for additional award grant purposes under the 2009 Plan as of the
Initial Trading Date and determined immediately prior to the termination of the authority to grant new awards under that plan as of the Initial Trading Date, plus

•the number of any shares subject to stock options granted under the 2009 Plan and outstanding as of the Initial Trading Date which expire, or for any reason are cancelled or terminated, after the date of the Initial Trading Date without being exercised (which, for purposes of clarity, will become available for award grants under the 2025 Plan on a one-for-one basis).
In addition, the Share Limit will automatically increase, if on the last day of the Company’s fiscal year, the
Share Limit has not increased during such fiscal year pursuant to any Board-approved increase(s) by an aggregate amount equal to or greater than five percent (5%) of the total number of fully diluted shares of the Company’s common stock outstanding (including, without limitation, any outstanding warrants) on the first day of such fiscal year (the “Minimum Annual Increase”), then in an amount equal to the difference between the Minimum Annual Increase and the aggregate amount by which the Share Limit increased pursuant to any Board-approved increase(s) during such fiscal year, effective as of the last day of such fiscal year.
As noted above, no additional awards will be granted under the 2009 Plan if stockholders approve the
2025 Plan.
Additional share limits
The following other limits are also contained in the 2025 Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above.
•The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is 2,000,000 shares. (For clarity, any shares issued in respect of incentive stock options granted under the plan will also count against the overall Share Limit above.)
•The maximum number of shares subject to awards that are granted under the 2025 Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the 2025 Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii)
the dollar amount of all other cash compensation payable by the Company to such Non-Employee
Director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $750,000, provided that this limit is $1,000,000 as to any new Non-Employee Director for the
calendar year in which the non-employee director is first elected or appointed to the Board of
Directors. For purposes of this limit, the "grant date fair value" of an award means the value of the award on the date of grant of the award determined using the equity award valuation principles applied in the Company’s financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Company or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.
Share-limit counting rules
The Share Limit of the 2025 Plan is subject to the following rules:
Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2025 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2025 Plan.
Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the 2025 Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise.)

Shares that are exchanged by a participant or withheld by the Company to pay the exercise price of a stock option or stock appreciation right granted under the 2025 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any stock option, stock appreciation right or any other award will not be counted against the Share Limit and will again be available for subsequent awards under the 2025 Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award granted under the 2025 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2025 Plan.
In addition, shares that are exchanged by a participant or withheld by the Company after the Initial
Trading Date as full or partial payment in connection with any award granted under the 2009 Plan, as well as any shares exchanged by a participant or withheld by the Company after the Initial Trading Date to satisfy the tax withholding obligations related to any award granted under the 2009 Plan, shall be available for new awards under the 2025 Plan.
To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share
Limit and will again be available for subsequent awards under the 2025 Plan.
In the event that shares are delivered in respect of a dividend equivalent right, the actual number of shares delivered with respect to the award shall be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under the 2025 Plan other than the aggregate Share Limit.
In addition, the 2025 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2025 Plan. The Company may not increase the applicable share limits of the 2025
Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).
Types of awards
The 2025 Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in the Company’s common stock or units of the Company’s common stock, as well as cash bonus awards. The 2025 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.
A stock option is the right to purchase shares of the Company’s common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant.
The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock options may only be granted to employees of the Company or a subsidiary.
A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of the Company’s common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the
Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.
The other types of awards that may be granted under the 2025 Plan include, without limitation, stock bonuses, restricted stock, performance stock, restricted stock units, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.
Any awards under the 2025 Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.
Dividend equivalents; deferrals
The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the 2025 Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of Common Stock, provided that any dividends and/
or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related vesting conditions are not satisfied).
Assumption and termination of awards
If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Company, awards then-outstanding under the 2025 Plan will not automatically become fully vested pursuant to the provisions of the 2025 Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the 2025
Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at the “target” performance level), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2025 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.
Transfer restrictions
Subject to certain exceptions contained in Section 5.6 of the 2025 Plan, awards under the 2025 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).
Adjustments
As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2025 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No limit on other authority
Except as expressly provided with respect to the termination of the authority to grant new awards under the 2009 Plan if stockholders approve the 2025 Plan, the 2025 Plan does not limit the authority of the
Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.
Termination of or changes to the 2025 plan
The Board of Directors may amend or terminate the 2025 Plan at any time and in any manner.
Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Board of Directors. Unless terminated earlier by the Board of
Directors and subject to any extension that may be approved by stockholders, the authority to grant new awards under the 2025 Plan will terminate at the close of business on the day before the tenth anniversary of the effective date of the 2025 Plan. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the plan.
Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.
Amended and restated 2009 equity incentive plan
The following summarizes the material terms of our Amended and Restated 2009 Equity Incentive Plan
(the “2009 Plan”), under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees. Upon the commencement of trading of the Company’s common stock on the Nasdaq Global Select Market, the 2025 Plan will become effective and no more grants may be made under the 2009 Plan.
The 2009 Plan was adopted by the board of directors of Heartflow, Inc. in 2009 and was amended and restated effective March 1, 2021 in connection with a reorganization of Heartflow, Inc. in which the 2009
Plan and all outstanding award agreements thereunder were assigned to and assumed by HeartFlow
Holding, Inc. As of March 31, 2025, a total of 25,066,625 shares of common stock were then subject to outstanding awards granted under the 2009 Plan, and an additional 561,738 shares of common stock were then available for new award grants under the 2009 Plan. With respect to the stock options then-
outstanding on this date, the weighted-average exercise price of such options was $1.71 per share, and the weighted-average remaining term of these options was 7.77 years.
Purpose
The purpose of the 2009 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of our business.
Administration
The 2009 Plan is administered by our board of directors (the “Board”) or a committee thereof (the
“Administrator”). The Administrator has the discretion to (i) determine the fair market value of our common stock, (ii) select the employees, directors and consultants to whom awards may be granted under the
2009 Plan, (iii) determine the number of shares of our common stock to be covered by each award granted under the 2009 Plan, (iv) approve forms of award agreements for use under the 2009 Plan, (v)
determine the terms and conditions of any award granted under the 2009 Plan, (vi) institute and determine the terms and conditions of an award exchange, (vii) construe and interpret the terms of the
2009 Plan and awards granted thereunder, (viii) prescribe, amend and rescind rules and regulations relating to the 2009 Plan, (ix) modify or amend outstanding awards granted under the 2009 Plan, subject to certain restrictions set forth in the 2009 Plan, (x) determine procedures for recipients to satisfy withholding tax obligations, (xi) authorize any person to execute on our behalf any instrument required to effect the grant of an award previously granted by the Administrator, (xii) allow a recipient to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to such recipient under an award, (xiii) establish additional rules to accommodate the rules or laws of applicable non-U.S.
jurisdictions and afford recipients who are foreign nationals or are employed outside the United States favorable treatment under such rules or laws, and (xiv) make all other determinations deemed necessary or advisable for administering the 2009 Plan. All decisions, or actions taken, by the plan administrator or in connection with the administration of the 2009 Plan shall be final, conclusive and binding on all persons having an interest in the 2009 Plan.
Eligibility
Our employees and consultants, employees and consultants of our parents or subsidiaries (if any), and non-employee members of our Board are eligible to receive awards under the 2009 Plan, provided that only employees may be granted awards intended as incentive stock options. As of December 31, 2024, approximately 606 of our and our subsidiaries’ officers and employees (including all of our named executive officers), and each of the nine non-employee members of our Board, were considered eligible under the 2009 Plan. In addition, approximately 13 individual consultants and advisors engaged by us and our subsidiaries were then considered eligible under the 2009 Plan.
Share reserve
As of March 31, 2025, a total of 30,787,082 shares of our common stock had been authorized for issuance under the 2009 Plan, 25,066,625 shares were subject to stock options then-outstanding under the 2009 Plan, no shares were subject to restricted stock and restricted stock unit awards then-
outstanding under the 2009 Plan, and 561,738 shares were available for issuance under the 2009 Plan.
Types of awards
The 2009 Plan authorizes the grant of stock options, stock appreciation rights, restricted stock and restricted stock units. Awards granted under the 2009 Plan are generally not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient.
•Stock Options. A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of our common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a non-qualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, are subject to more restrictive terms, and are limited in amount by the U.S.
Internal Revenue Code and the 2009 Plan. Incentive stock options may only be granted to our and our subsidiaries’ employees.
•Stock Appreciation Rights. A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of our common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of our common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently.
•Restricted Stock. A share of restricted stock is granted subject to vesting, transfer restrictions and other restrictions as determined by the Administrator, or is a share issued pursuant to the early exercise of a stock option. Recipients of restricted stock, unlike recipients of stock options and restricted stock units, have voting rights and the right to receive dividends, if any, prior to the time restrictions lapse with respect to such shares, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.
•Restricted Stock Units. A restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of a share that is granted subject to vesting, transfer restrictions and other restrictions as determined by the Administrator. Unlike restricted stock, shares underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally have no voting or dividend rights prior such conditions being satisfied.
Adjustments
As is customary in incentive plans of this nature, the share limit, the number and kind of shares available under the 2009 Plan, any outstanding awards as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.
Assumption and termination of awards
If an event occurs that results in a change in control of us or in which we otherwise do not survive (or do not survive as a public company in respect of our common stock), including, without limitation, a merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of our business, stock or assets, awards then-outstanding under the 2009 Plan will not automatically become fully vested pursuant to the provisions of the 2009 Plan so long as such awards are assumed or substituted. However, if awards then-outstanding under the 2009 Plan are to be terminated in such circumstances (without being assumed or substituted), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at the “target”
performance level and all other terms and conditions met), subject to any exceptions that the
Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2009
Plan. If we are wound up pursuant to a dissolution or liquidation, awards then-outstanding under the 2009
Plan will terminate immediately prior to such event.
No limit on other authority
The 2009 Plan does not limit the authority of the Board or any committee thereof to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.
Termination of or changes to the 2009 plan
The Board may amend or terminate the 2009 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Board. Unless terminated earlier by the Board, the authority to grant new awards under the 2009 Plan will terminate on March 21, 2031. Outstanding awards, as well as the
Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the 2009 Plan. Generally speaking, outstanding awards may be amended by the
Administrator (except for a repricing), but the consent of the award holder is required if the amendment
(or any plan amendment) impair the rights of the holder.
2025 employee stock purchase plan
In connection with the completion of this offering, we have adopted the Heartflow, Inc. 2025 Employee
Stock Purchase Plan (the “ESPP”), which will become effective upon the commencement of trading of the
Company’s common stock on the Nasdaq Global Select Market. The principal terms of the ESPP are summarized below.
Purpose
The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the
Company’s common stock at a favorable price and upon favorable terms in consideration of the participating employees’ continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Company’s employ and to advance the best interests of the Company and those of the Company’s stockholders.
Operation of the ESPP
It is currently expected that the ESPP will operate in successive periods referred to as “Offering Periods.”
The ESPP administrator may change the duration of Offering Periods from time to time in advance of the applicable Offering Period, provided that no Offering Period may be shorter than three months or longer than 27 months. The ESPP administrator may also provide that an Offering Period will consist of multiple
“purchase periods,” with a purchase of shares under the ESPP to occur at the end of each such purchase period. However, only one Offering Period may be in effect at any one time.
On the first day of each Offering Period (referred to as the “Grant Date”), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase shares of the Company’s common stock (each, a “Purchase Option”). A participant must designate in the election the percentage of the participant’s compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant’s contributions under the ESPP will be credited to a bookkeeping account in his or her name. A participant generally may elect to terminate, but may not otherwise increase or decrease, his or her contributions to the ESPP during an Offering Period. Amounts contributed to the ESPP constitute general corporate assets of the
Company and may be used for any corporate purpose.
Each Purchase Option granted under the ESPP will automatically be exercised on the last day of the
Offering Period with respect to which it was granted, or the last day of each purchase period for an
Offering Period that consists of multiple purchase periods (each such date on which ESPP Purchase
Options are exercised is referred to as an “Purchase Date”). The number of shares acquired by a participant upon exercise of his or her Purchase Option will be determined by dividing the participant’s
ESPP account balance as of the Purchase Date by the “Purchase Price” (as such term is defined in the
ESPP) for the applicable period. The determination of the Purchase Price for each Offering Period (or each purchase period within an Offering Period) will be established by the ESPP administrator in advance of the applicable period, except that in no event may the Purchase Price be lower than the lesser of (i)
85% of the fair market value of a share of the Company’s common stock on the applicable Grant Date, or
(ii) 85% of the fair market value of a share of the Company’s common stock on the applicable Purchase
Date. A participant’s ESPP account will be reduced upon exercise of his or her Purchase Option by the amount used to pay the Purchase Price for the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.
Eligibility
Only certain employees will be eligible to participate in the ESPP. To participate in an Offering Period, on the Grant Date of that period an individual must:
•be employed by the Company or one of its subsidiaries that has been designated as a participating subsidiary;
•be customarily employed for more than 20 hours per week; and
•be customarily employed for more than five months per calendar year.
Limits on authorized shares; limits on contributions
If stockholders approve the ESPP, the maximum number of shares of the Company’s common stock initially available for delivery under the plan will be an aggregate number of shares equal to one and a half percent (1.5%) of the total number of fully diluted shares of the Company’s common stock outstanding
(including, without limitation, any outstanding warrants) as of the date of commencement of trading of the shares of the Company’s common stock on the Nasdaq Global Select Market. In addition, this share limit will automatically increase on the first trading day in January of each of the calendar years during the term of the ESPP, with the first such increase to occur in January 2026, by an amount equal to the lesser of (A)
one percent of the total number of shares of the Company’s common stock issued and outstanding on
December 31 of the immediately preceding calendar year or (B) such number of shares of the Company’s common stock as may be established by the Board of Directors.
Participation in the ESPP is also subject to the following limits:
•A participant cannot contribute more than 15% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.
•A participant cannot purchase more than 50,000 shares of the Company’s common stock under the
ESPP in any one Offering Period (subject to adjustment by the ESPP administrator for any Offering
Period that is longer or shorter than six months).
•A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable
Offering Period and without giving effect to any discount reflected in the purchase price for the stock)
under the ESPP in any one calendar year.
•A participant will not be granted a Purchase Option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or one of its subsidiaries or to the extent it would exceed certain other limits under the U.S. Internal Revenue Code (the “Code”).
We have the flexibility to change the 15%-contribution and the individual-share limit referred to above from time to time without stockholder approval. However, we cannot increase the aggregate-share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without stockholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the Code.
Antidilution adjustments
As is customary in stock incentive plans of this nature, the number and kind of shares available under the
ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.
Termination of participation
A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the
ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Purchase
Date, the participant ceases to be employed by the Company or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or five months per calendar year.
If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, the participant will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, the participant’s Purchase Option for that
Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.
Transfer restrictions
A participant’s rights with respect to Purchase Options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration
The ESPP is administered by the Board of Directors or by a committee appointed by the Board of
Directors. The Board of Directors has appointed the Compensation Committee of the Board of Directors
as the administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP.
Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons.
No limit on other plans
The ESPP does not limit the ability of the Board of Directors or any committee of the Board of Directors to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.
Amendments
The Board of Directors generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby.
Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable listing rules. The ESPP administrator also may, from time to time, without stockholder approval, designate those subsidiaries of the Company whose employees may participate in the ESPP and make certain other administrative changes as authorized by the plan.
Termination
No new Offering Periods will commence under the ESPP on or after the tenth anniversary of the effective date of the ESPP, unless the Board of Directors terminates the ESPP earlier. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased. If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), subject to any provision made by the Board of Directors for the assumption or continuation of the Purchase Options then outstanding under the ESPP, the Offering Period then in progress will be shortened and the outstanding Purchase Options will automatically be exercised on a date established by the ESPP administrator that is not more than 10 days before the closing of the transaction.

Certain relationships and related-party transactions
The following includes a summary of transactions since January 1, 2022 and any currently proposed transactions to which we were or are expected to be a participant in which (i) the amount involved exceeded or will exceed $120,000, and (ii) any of our directors, executive officers, or holders of more than
5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and director compensation.”
2025 convertible promissory notes financing
In January and March 2025, we entered into note purchase agreements with various investors, pursuant to which we issued an aggregate of $98.3 million in principal amount of subordinated convertible promissory notes (the “2025 Convertible Notes”) to investors, including related parties, with original maturity dates of 48 months from the initial issuance of the notes. Pursuant to the January 2025 note purchase agreement, (i) the first closing occurred on January 24, 2025, at which time we issued $44.6 million in principal amount of the 2025 Convertible Notes and (ii) the second closing occurred on January
31, 2025, at which time we issued $3.7 million in principal amount of the 2025 Convertible Notes.
Pursuant to the March 2025 note purchase agreement, the closing occurred on March 26, 2025, at which time we issued $50.0 million in principal amount of the 2025 Convertible Notes. The aggregate principal amount outstanding under the 2025 Convertible Notes will be automatically converted upon the completion of this offering into shares of our common stock without interest.
The following related parties, or their respective affiliates, participated in the 2025 Convertible Notes offering:

Name(1)	Aggregate purchase price ($)
Hayfin HeartFlow UK Limited(2) .................................................................................................	$23,000,000.00
BCLS Fund III Investments, LP(3) .............................................................................................	$6,595,648.51
Capricorn Entities(4) .....................................................................................................................	$2,078,516.75
Timothy C. Barabe(5) ...................................................................................................................	$2,000,000.00
Lonnie M. Smith(6) .......................................................................................................................	$1,822,713.44
HCPCIV 1, LLC(7) ........................................................................................................................	$1,460,234.00
U.S. Venture Partners Funds(8) .................................................................................................	$811,558.22
Casey M. Tansey(9) ......................................................................................................................	$250,000.00
Vikram Verghese(10) ....................................................................................................................	$144,650.88

(1)For additional information regarding these stockholders and their equity holdings, see the section titled “Principal stockholders.”
(2)Hayfin HeartFlow UK Limited and entities affiliated with Hayfin HeartFlow UK Limited own more than 5% of our outstanding capital.
Hayfin HeartFlow UK Limited is an entity affiliated with Hayfin Services, LLP, which is the administrative agent under our 2024 Credit
Agreement.
(3)BCLS Fund III Investments, LP owns more than 5% of our outstanding capital. Dr. Nicholas Downing, M.D. is a member of our board of directors and is a managing director of Bain Capital Life Sciences.
(4)Consists of $1,929,687.95 in principal amount of the 2025 Convertible Notes purchased by Capricorn Healthcare Special Opportunities
II, L.P., $57,996.00 in principal amount of the 2025 Convertible Notes purchased by The Skoll Foundation, $52,169.37 in principal amount of the 2025 Convertible Notes purchased by Capricorn Healthcare Special Opportunities II-A, L.P., and $38,663.43 in principal amount of the 2025 Convertible Notes purchased by The Skoll Fund. Capricorn Entities own more than 5% of our outstanding capital.
(5)Mr. Timothy C. Barabe is a member of our board of directors.
(6)Mr. Lonnie M. Smith and entities affiliated with Mr. Smith own more than 5% of our outstanding capital. Mr. Smith is a member of our board of directors.

(7)HCPCIV 1, LLC and entities affiliated with HCPCIV 1, LLC own more than 5% of our outstanding capital. Mr. Jeffrey C. Lightcap is a member of our board of directors and is a controlling member of HCPCIV 1, LLC.
(8)Consists of $786,399.92 in principal amount of the 2025 Convertible Notes purchased by U.S. Venture Partners X, L.P. and $25,158.30 in principal amount of the 2025 Convertible Notes purchased by USVP X Affiliates, L.P. U.S. Venture Partners Funds own more than 5%
of our outstanding capital. Mr. Casey M. Tansey is a member of our board of directors and is a controlling member of U.S. Venture
Partners Funds.
(9)Mr. Casey M. Tansey is a member of our board of directors.
(10)Mr. Vikram Verghese is our Chief Financial Officer.
Amendment No. 1 to 2024 Credit Agreement and related matters
On January 24, 2025, in connection with the issuance of the 2025 Convertible Notes, we entered into
Amendment No. 1 to the 2024 Credit Agreement, pursuant to which our lender, Hayfin, converted $23.0 million of outstanding indebtedness under the 2024 Term Loan to 2025 Convertible Notes (the “2024 Term
Loan Conversion”) under the same terms as the other purchasers of the 2025 Convertible Notes, as described above. As a result, Hayfin became a holder of 5% or more of our capital stock. For more information about the 2024 Credit Agreement, as amended, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Hayfin credit agreement”
and Note 8 to our consolidated financial statements included elsewhere in this prospectus.
In connection with the prior credit agreement with Hayfin that was refinanced by the 2024 Credit
Agreement, we issued warrants to purchase an aggregate of 541,389 shares of common stock to Hayfin.
As a result of the Series F redeemable convertible preferred stock financing referred to below, the antidilution adjustments of these warrants resulted in the issuance to Hayfin in March 2023 of additional warrants to purchase an aggregate of 4,269,801 shares of our common stock. The warrants have an exercise price of $0.01 per share of common stock.
Series F and Series F-1 redeemable convertible preferred stock financing
In March 2023, we entered into a Series F and Series F-1 redeemable convertible preferred stock purchase agreement with various investors, pursuant to which we issued an aggregate of 61,344,029 shares of Series F redeemable convertible preferred stock at a cash purchase price of $2.8505 per share for gross proceeds of $174.9 million in multiple closings and 21,465,064 shares of Series F-1 redeemable convertible preferred stock at a purchase price of $1.9098 per share for gross proceeds of $41.0 million
(the “Series F and Series F-1 redeemable convertible preferred stock financing”). The Series F-1 redeemable convertible preferred stock was issued upon conversion of the indebtedness under outstanding subordinated convertible promissory notes issued by the Company from September 30, 2022 to December 16, 2022, in the aggregate principal amount of $40.0 million.

The table below sets forth the number of shares of our Series F and Series F-1 redeemable convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock at the time of the transaction, and their affiliated entities or immediate family members. Each share of Series F and Series F-1 redeemable convertible preferred stock in the table below will convert into one share of our common stock immediately prior to the completion of this offering.

Name(1)	Series F redeemable convertible preferred stock (#)	Series F-1 redeemable convertible preferred stock (#)	Aggregate purchase price ($)(2)
BCLS Fund III Investments, LP(3) .......................................	35,081,564	—	$99,999,998.18
The Lonnie and Cheryl Smith Family Trust(4) ...................	—	8,068,125	$15,408,505.15
Hayfin HeartFlow UK Limited(5) ..........................................	3,508,156	2,689,375	$15,136,167.06
HCPCIV 1, LLC(6) ..................................................................	3,905,025	1,321,383	$13,654,851.50
Wellington Entities(7) .............................................................	4,169,444	—	$11,885,000.12
U.S. Venture Partners Funds(8) ..........................................	3,508,156	—	$9,999,998.68
Capricorn Entities(9) ..............................................................	3,013,904	—	$8,591,133.35
The Schiehallion Fund Limited(10) ......................................	2,490,791	—	$7,099,999.75
William C. Weldon(11) ............................................................	73,469	80,898	$363,922.46

(1)For additional information regarding these stockholders and their equity holdings, see the section titled “Principal stockholders.”
(2)The consideration for the Series F-1 redeemable convertible preferred stock was funded through the conversion of outstanding subordinated convertible promissory notes.
(3)BCLS Fund III Investments, LP owns more than 5% of our outstanding capital. Dr. Nicholas Downing, M.D. is a member of our board of directors and is a managing director of Bain Capital Life Sciences.
(4)Mr. Lonnie M. Smith and entities affiliated with Mr. Smith own more than 5% of our outstanding capital. Mr. Smith is a member of our board of directors.
(5)Hayfin HeartFlow UK Limited and entities affiliated with Hayfin HeartFlow UK Limited own more than 5% of our outstanding capital.
Hayfin HeartFlow UK Limited is an entity affiliated with Hayfin Services, LLP, which is the administrative agent under our 2024 Credit
Agreement.
(6)HCPCIV 1, LLC and entities affiliated with HCPCIV 1, LLC own more than 5% of our outstanding capital. Mr. Jeffrey C. Lightcap is a member of our board of directors and is a controlling member of HCPCIV 1, LLC.
(7)Consists of 3,176,720 shares of Series F redeemable convertible preferred stock held by Hadley Harbor Master Investors (Cayman) II
LP and 992,724 shares of Series F redeemable convertible preferred stock held by Texas Hidalgo CoInvestment Fund, L.P.
(8)Consists of 3,399,403 shares of Series F redeemable convertible preferred stock held by U.S. Venture Partners X, L.P. and 108,753 shares of Series F redeemable convertible preferred stock held by USVP X Affiliates, L.P. U.S. Venture Partners Funds own more than
5% of our outstanding capital.
(9)Consists of 1,402,222 shares of Series F redeemable convertible preferred stock held by Capricorn Healthcare Special Opportunities II,
L.P., 37,909 shares of Series F redeemable convertible preferred stock held by Capricorn Healthcare Special Opportunities II-A, L.P.,
12,729 shares of Series F redeemable convertible preferred stock held by Carthage, LP, 1,142,851 shares of Series F redeemable convertible preferred stock held by Pacific Sequoia Holdings, LLC, 223,661 shares of Series F redeemable convertible preferred stock held by The Skoll Foundation, and 194,532 shares of Series F redeemable convertible preferred stock held by The Skoll Fund.
Capricorn Entities own more than 5% of our outstanding capital.
(10)The Schiehallion Fund Limited and Baillie Gifford Funds affiliated with The Schiehallion Fund Limited own more than 5% of our outstanding capital.
(11)Mr. William C. Weldon is a member of our board of directors.
2022 convertible promissory notes financing
In September 2022, we entered into a note purchase agreement with various investors, pursuant to which we issued an aggregate of $40.0 million in principal amount of subordinated convertible promissory notes
(the “2022 Convertible Notes”) to investors with original maturity dates of 48 months from the dates of issuance. The 2022 Convertible Notes automatically converted into shares of Series F-1 convertible preferred stock on March 2, 2023. For more information, see the subsection titled “—Series F and Series
F-1 redeemable convertible preferred stock financing.”
The following related parties, or their respective affiliates, participated in the 2022 Convertible Notes offering:

Name(1)	Aggregate purchase price ($)
The Lonnie and Cheryl Smith Family Trust(2) .........................................................................	$15,000,000.00
Hayfin HeartFlow UK Limited(3) .................................................................................................	$5,000,000.00
HCPCIV 1, LLC(4) ........................................................................................................................	$2,458,284.00
William C. Weldon(5) ....................................................................................................................	$150,501.65

(1)For additional information regarding these stockholders and their equity holdings, see the section titled “Principal stockholders.”
(2)Mr. Lonnie M. Smith and entities affiliated with Mr. Smith own more than 5% of our outstanding capital. Mr. Smith is a member of our board of directors.
(3)Hayfin HeartFlow UK Limited and entities affiliated with Hayfin HeartFlow UK Limited own more than 5% of our outstanding capital.
Hayfin HeartFlow UK Limited is an entity affiliated with Hayfin Services, LLP, which is the administrative agent under our 2024 Credit
Agreement.
(4)HCPCIV 1, LLC and entities affiliated with HCPCIV 1, LLC own more than 5% of our outstanding capital. Mr. Jeffrey C. Lightcap is a member of our board of directors and is a controlling member of HCPCIV 1, LLC.
(5)Mr. William C. Weldon is a member of our board of directors.
Investors’ rights agreement
We are party to an amended and restated investors’ rights agreement, as amended, dated March 2, 2023
(the “Investors’ Rights Agreement”), with the purchasers of our outstanding redeemable convertible preferred stock, including the following directors, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated: BCLS Fund III Investments, LP, Lonnie M. Smith, Hayfin
HeartFlow UK Limited (an entity affiliated with Hayfin Services, LLP, which is the administrative agent under our 2024 Credit Agreement), HealthCor Partners Funds, Wellington Entities, U.S. Venture Partners
Funds, Capricorn Entities, Baillie Gifford Funds, William C. Weldon and Charles A. Taylor, Jr., Ph.D.
Following the completion of this offering, the holders of approximately                  million shares of our
common stock issuable upon the conversion of our outstanding redeemable convertible preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see the section titled “Shares eligible for future sale—
Registration rights.”
Voting agreement
We are party to an amended and restated voting agreement, as amended, with certain holders of our common stock and redeemable convertible preferred stock, including the following directors and executive officers, holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated: BCLS Fund III Investments, LP, Lonnie M. Smith, Hayfin HeartFlow UK Limited (an
entity affiliated with Hayfin Services, LLP, which is the administrative agent under our 2024 Credit
Agreement), HealthCor Partners Funds, Wellington Entities, U.S. Venture Partners Funds, Capricorn
Entities, Baillie Gifford Funds, William C. Weldon and Charles A. Taylor, Jr., Ph.D. Pursuant to the
amended and restated voting agreement, BCLS Fund III Investments, LP has the right to designate one member to be elected to our board of directors, which designee is currently Nicholas Downing. Upon the completion of this offering, the amended and restated voting agreement will terminate. Members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail in the section title
“Management—Board composition.”
Right of first refusal and co-sale agreement
We are party to an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and redeemable convertible preferred stock, including the following directors, holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated:
BCLS Fund III Investments, LP, Lonnie M. Smith, Hayfin HeartFlow UK Limited (an entity affiliated with
Hayfin Services, LLP, which is the administrative agent under our 2024 Credit Agreement), HealthCor
Partners Funds, Wellington Entities, U.S. Venture Partners Funds, Capricorn Entities, Baillie Gifford
Funds, William C. Weldon and Charles A. Taylor, Jr., Ph.D. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock and convertible securities, other than
Series F and Series F-1 redeemable convertible preferred stock and the common stock issuable upon conversion of such preferred stock, held by certain parties to the agreement. Upon the completion of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.
Management rights letters
In connection with the issuance of our Series F and Series F-1 convertible preferred stock, we entered into management rights letters with certain purchasers of our redeemable convertible preferred stock, including holders of more than 5% of our capital stock, Wellington Entities, U.S. Venture Partners X, L.P.
and Baillie Gifford Funds, pursuant to which such entities were granted certain management rights, including the right to consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These management rights letters and the rights granted to the parties thereto will terminate upon completion of this offering. Certain of our obligations under the management rights letters will remain in effect after the completion of this offering, including certain tax reporting and financial disclosures.
Letter agreement with Bain Capital Life Science
In connection with our Series F redeemable convertible preferred stock financing, we entered into a letter agreement with BCLS Fund III Investments, LP (the “BCLS Letter Agreement”), which holds more than
5% of our outstanding capital stock. Pursuant to the BCLS Letter Agreement, BCLS Fund III Investments,
LP was granted the right to designate a board observer in a nonvoting capacity, which right will terminate upon the completion of this offering. Certain of our obligations under the BCLS Letter Agreement will remain in effect after the completion of this offering, including our obligation to obtain the consent of Bain
Capital prior to making certain public disclosures about Bain Capital or certain of its affiliates and certain pro rata lock-up release rights of Bain Capital which provide that, in the event we or the managing underwriter waive or terminate the lock-up restrictions contained in the Investors’ Rights Agreement or certain lock-up agreements (including certain lock-up agreements for this offering), then such restrictions applicable to Bain Capital under the Investors’ Rights Agreement or any lock-up agreement will be waived or terminated, as applicable, to the same extent and with respect to the same percentage of securities.
Letter agreement with Capricorn Entities
In connection with our Series F redeemable convertible preferred stock financing, we entered into a letter agreement with the Capricorn Entities (the “Capricorn Letter Agreement”), which collectively hold more than 5% of our outstanding capital stock. Pursuant to the Capricorn Letter Agreement, the Capricorn
Entities were granted the right to designate a board observer in a nonvoting capacity. The Capricorn
Letter Agreement will terminate by its terms in connection with the completion of this offering and the
Capricorn Entities will not have any continuing rights following this offering.

2023 Taylor Trust repurchase
On March 29, 2023, we entered into a common stock repurchase agreement in connection with the
Series F and Series F-1 redeemable convertible preferred stock financing, pursuant to which we repurchased 300,000 shares of common stock from the Taylor Family Revocable Trust, a family trust held by Charles A. Taylor, Jr., Ph.D., one of our directors, at $2.8505 per share for an aggregate purchase price of $855,150.00.
Other
Michael Smith, a relative of Mr. Lonnie M. Smith, one of our directors, has been one of our non-executive employees since 2014. His overall cash compensation for each of 2022, 2023 and 2024 did not exceed
$300,000. He did not receive any equity compensation in 2024, and has received an aggregate of less than 50,000 incentive stock options during his employment with us.
Executive officer and director compensation
Please see the section titled “Executive and director compensation” for information regarding the compensation of our directors and executive officers and the new severance plan we intend to enter into prior to this offering.
Indemnification agreements
We have entered into indemnification agreements with certain of our current directors and executive officers and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. Further, we have purchased a policy of directors’
and officer’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. See the section titled “Management—
Limitations on liability and indemnification matters.”
Policies and procedures for related-party transactions
Our board of directors has adopted a written related-party transaction policy, to be effective upon the commencement of trading of our common stock on the Nasdaq Global Select Market, which sets forth the policies and procedures for the review and approval or ratification of related-party transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders
The following table sets forth, as of June 30, 2025, information regarding beneficial ownership of our capital stock by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•each of our named executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
The percentage ownership information under the column titled “Beneficial ownership prior to this offering”
is based on                 shares of our common stock outstanding as of June 30, 2025 including 149,581,073 shares of our common stock resulting from the Preferred Stock Conversion
and              shares of our common stock resulting from the conversion of the 2025 Convertible Notes
(based on the assumed initial public offering price of $         per share, which is the midpoint of the price
range set forth on the cover page of this prospectus), in each case as if such conversion had occurred as of June 30, 2025. The ownership information under the column titled “Beneficial ownership after this
offering” assumes the foregoing and the issuance of                  shares of common stock in this offering
and assumes no exercise of the underwriters’ option to purchase additional shares. In addition, the following table does not reflect any shares of common stock that may be purchased in this offering.
We have determined beneficial ownership according to the rules and regulations of the SEC, which generally means that a person has beneficial ownership of a security if they or it possesses sole or shared voting or investment power of that security. In addition, shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of June
30, 2025 are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o
Heartflow, Inc., 331 E. Evelyn Avenue, Mountain View, California 94041.

	Beneficial ownership prior to this offering		Beneficial ownership after this offering
Name of beneficial owner	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership
5% and greater stockholders:
BCLS Fund III Investments, LP(1) .................				%
HealthCor Partners Funds(2) ..........................				%
Wellington Entities(3) .......................................	12,890,317			%
Capricorn Funds(4) ...........................................				%
Entities affiliated with Hayfin Services, LLP (5) ........................................................................				%
Lonnie M. Smith(6) ...........................................				%
U.S. Venture Partners Funds(7) .....................				%
Baillie Gifford Funds(8) ....................................	8,777,523			%
Named executive officers and directors:
John C.M. Farquhar(9) .....................................	4,175,833			%
Vikram Verghese(10) ........................................				%
Campbell D.K. Rogers, M.D.(11) .....................	1,051,819			%
William C. Weldon(12) ......................................	849,577			%
Timothy C. Barabe(13) ......................................				%
Julie A. Cullivan(14) ...........................................	135,312			%
Nicholas Downing, M.D.(15) ............................	—			%
Jeffrey C. Lightcap(2) .......................................				%
Wayne Riley, M.D.(16) ......................................	117,187			%
Lonnie M. Smith(6) ...........................................				%
Casey M. Tansey(17) ........................................				%
Charles A. Taylor, Jr., Ph.D.(18) ......................	3,242,801			%
All current directors and executive officers as a group (12 persons)(19) ............................				%

*Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)Consists of (A) 35,081,564 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock and
(B)              shares of common stock issuable upon conversion of the 2025 Convertible Notes purchased by Bain Capital Life Sciences
Fund III, L.P. Bain Capital Life Sciences Investors, LLC ("BCLSI") is the manager of Bain Capital Life Sciences III General Partner, LLC,
which is the general partner of Bain Capital Life Sciences Fund III, L.P., which is the managing member of BCLS Fund III Investments
GP, LLC, which is the general partner of BCLS Fund III Investments, LP. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by BCLS Fund III Investments, LP. The principal address for BCLS Fund III
Investments, LP is 200 Clarendon Street, Boston, Massachusetts 02116.
(2)Consists of (A) shares of our common stock issuable upon conversion of our redeemable convertible preferred stock expected to be held by the following entities, collectively referred to as “HealthCor Partners Funds”: (i) 13,196,866 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by HCPCIV 1, LLC; (ii) 3,646,904 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by HealthCor Partners Fund, L.P; and (iii) 2,432,579 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by HealthCor Partners Fund II, L.P. and (B)
            shares of common stock issuable upon conversion of the 2025 Convertible Notes purchased by HCPCIV 1, LLC. Mr. Lightcap, a member of our board of directors, is a controlling member of each of the HealthCor Partners Funds. Mr. Lightcap disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for the HealthCor Partners Funds is 186
Seven Farms Drive, Suite F-371, Daniel Island, South Carolina 29492.

(3)Consists of (i) 9,894,486 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by
Hadley Harbor Master Investors (Cayman) II LP and (ii) 2,995,831 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock held by Texas Hidalgo Co-Investment Fund, L.P. (each a “Wellington Entity” and, collectively, the “Wellington Entities”). Wellington Management Company LLP, a registered investment adviser under the Investment Advisers Act of
1940, as amended, is the investment adviser to each Wellington Entity, and Wellington Alternative Investments LLC is general partner to each Wellington Entity. Wellington Management Investment, Inc. is the managing member of Wellington Alternative Investments LLC.
Wellington Management Company LLP is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Group
LLP and Wellington Management Company LLP may be deemed beneficial owners with shared voting and investment power over the shares held by each Wellington Entity. Additional information about Wellington Management Company LLP is available in its Form ADV filed with the SEC. The address of all entities referenced in this footnote is 280 Congress Street, Boston, Massachusetts 02210.
(4)Consists of (A) shares of our common stock issuable upon conversion of our redeemable convertible preferred stock held by the following entities, collectively referred to as the “Capricorn Funds”: (i) 2,503,775 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Capricorn Healthcare and Special Opportunities, LP; (ii) 3,090,809 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Capricorn Healthcare and Special
Opportunities II, LP; (iii) 83,560 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Capricorn Healthcare and Special Opportunities II-A, LP; (iv) 208,016 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Capricorn S.A. SICAV — SIF — Global Non-Marketable Strategies Sub-Fund; (v)
92,057 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Carthage, LP;
(vi) 121,594 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by CHSO CIG, LP;
(vii) 148,543 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by CHSO SFP, LP;
(viii) 222,116 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by CHSO TSF, LP;
(ix) 3,395,958 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Pacific Sequoia
Holdings, LLC; (x) 632,386 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by
The Skoll Foundation; and (xi) 556,593 shares of common stock issuable upon conversion of our redeemable convertible preferred
stock held by The Skoll Fund and (B) (i)             shares of common stock issuable upon conversion of the 2025 Convertible Notes
purchased by Capricorn Healthcare Special Opportunities II, L.P., (ii)              shares of common stock issuable upon conversion of the
2025 Convertible Notes purchased by The Skoll Foundation, (iii)              shares of common stock issuable upon conversion of the
2025 Convertible Notes purchased by Capricorn Healthcare Special Opportunities II-A, L.P., and (iv)              shares of common stock
issuable upon conversion of the 2025 Convertible Notes purchased by The Skoll Fund.
CHSO Partners, LLC, is the general partner of Capricorn Healthcare and Special Opportunities, LP, CHSO CIG, LP, CHSO SFP, LP,
and CHSO TSF, LP. CHSO Partners, LLC has sole investment and voting authority over the shares held by these funds. Voting and dispositive decisions on behalf of CHSO Partners LLC are made by the separate decisions of Barry Uphoff, the Principal Manager of
CHSO Partners LLC and a majority of the CIG Managers of CHSO Partners. Messrs. Eric Techel and Ion Yadigaroglu are the CIG
Managers of CHSO Partners LLC. Messrs. Uphoff, Techel and Yadigaroglu may be deemed to have shared voting and investment control with respect to the shares held by the funds managed by CHSO Partners LLC.
CHSO Partners II, LLC, is the general partner of Capricorn Healthcare and Special Opportunities II, LP and Capricorn Healthcare &
Special Opportunities II-A, LP. CHSO Partners II, LLC has sole investment and voting authority over the shares held by these funds.
Voting and dispositive decisions on behalf of CHSO Partners II, LLC are made by the separate decisions of Barry Uphoff, the Principal
Manager of CHSO Partners II, LLC and one designated representative of Capricorn Investment Group, LLC. Mr. Uphoff and Capricorn
Investment Group may be deemed to have shared voting and investment control with respect to the shares held by the funds managed by CHSO Partners II, LLC.
Capricorn Investment Group, LLC is the general partner of Carthage, LP and the investment manager of Pacific Sequoia Holdings, LLC,
The Skoll Foundation and The Skoll Fund.
The address for each of the Capricorn Funds is c/o Capricorn Investment Group LLC, 250 University Avenue, Palo Alto, California
94301. CHSO Partners, LLC and CHSO Partners II, LLC’s address is 2020 K Street NW, STE 720, Washington, DC 20006
(5)Consists of (A) (i) 6,197,531 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock expected to be held by Hayfin Heartflow UK Limited and (ii) 4,811,190 shares of our common stock subject to warrants exercisable by
Hayfin Tourmaline Luxco S.a.r.l. within 60 days of June 30, 2025 and (B)              shares of common stock issuable upon conversion of
the 2025 Convertible Notes purchased by Hayfin HeartFlow UK Limited. The principal address for the Hayfin Services, LLP and its affiliates is 65 Davies Street, London W1K5JL. Hayfin Services, LLP is the administrative agent under our 2024 Credit Agreement.
(6)Consists of (A) (i) 8,068,125 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock expected to be held by Lonnie M. Smith HeartFlow IV Grantor Retained Annuity Trust u/a June 24, 2023, (ii) 1,218,248 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock held by Lonnie M. Smith HeartFlow GRAT III,
(iii) 408,447 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock held by McKram
Investment Capital II LLC, (iv) 100,000 shares of our common stock held directly by Mr. Smith and (v) 70,312 shares of our common
stock subject to options exercisable by Mr. Smith within 60 days of June 30, 2025 and (B)              shares of common stock issuable
upon conversion of the 2025 Convertible Notes purchased by Lonnie M. Smith. Mr. Smith has voting and investment power over the shares held by McKram Investment Capital II LLC. Mr. Smith has notified us that he will resign from our board of directors upon, and subject to, the commencement of trading of our common stock on the Nasdaq Global Select Market.
(7)Consists of (A) shares of our common stock issuable upon conversion of our redeemable convertible preferred stock expected to be held by the following entities, collectively referred to as the “U.S. Venture Partners Funds”: (i) 8,821,388 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by U.S. Venture Partners X, L.P. and (ii) 282,212 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by USVP X Affiliates, L.P. and (B) (i)
            shares of common stock issuable upon conversion of the 2025 Convertible Notes purchased by U.S. Venture Partners X, L.P.
and (ii)             shares of common stock issuable upon conversion of the 2025 Convertible Notes purchased by USVP X Affiliates, L.P.

Presidio Management Group X, L.L.C. (“PMG X”) is the general partner of the U.S. Venture Partners Funds. The managing members of
PMG X are Casey Tansey, a member of our Board of Directors, Irwin Federman, Steven M. Krausz, Rick Lewis and Jonathan D. Root,
all of whom may be deemed to share voting and investment power over these shares, but disclaim beneficial ownership except to the extent of their pecuniary interests therein. The address for the U.S. Venture Partners Funds is 1460 El Camino Real, Suite 100, Menlo
Park, California 94025.
(8)Consists of shares of our common stock issuable upon conversion of our redeemable convertible preferred stock expected to be held by the following entities, collectively referred to as “Baillie Gifford Funds”: (i) 435,065 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Host-Plus Pty Limited, (ii) 127,703 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Interventure Equity Investments Limited, (iii) an aggregate of 4,206,595 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Scottish
Mortgage Investment Trust plc, (iv) 227,050 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by The Board of Trustees of the Saskatchewan Healthcare Employees' Pension Plan, (v) 3,292,033 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by The Schiehallion Fund Limited, (vi) 249,612 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by The States of Jersey Public Employees
Contributory Retirement Scheme, (vii) 194,236 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Vision Super Pty Ltd, and (viii) 45,229 shares of common stock issuable upon conversion of our redeemable convertible preferred stock held by Warman Investments Pty Limited. Baillie Gifford Overseas Limited has been appointed to act for and on behalf of, as direct investment manager, for each of Warman Investments Pty Limited, Host-Plus Pty Limited, Interventure Equity
Investments Limited, The Board of Trustees of the Saskatchewan Healthcare Employees' Pension Plan, Vision Super Pty Ltd and The
Schiehallion Fund Limited with full voting and investment power. Baillie Gifford & Co has been appointed to act for and on behalf of, as direct investment manager, for each of Scottish Mortgage Investment Trust plc and The States of Jersey Public Employees Contributory
Retirement Scheme with full voting and investment power. The address for the Baillie Gifford Funds is Calton Square, 1 Greenside Row,
Edinburgh EH1 3AN, Scotland, United Kingdom.
(9)Consists of (i) 1,090,272 shares of our common stock and (ii) 3,085,561 shares of our common stock subject to options exercisable within 60 days of June 30, 2025.
(10)Consists of (A) (i) 335,260 shares of our common stock and (ii) 238,262 shares of our common stock subject to options exercisable
within 60 days of June 30, 2025 and (B)              shares of common stock issuable upon conversion of the 2025 Convertible Notes purchased by Vikram Verghese.
(11)Consists of (i) 626,836 shares of our common stock subject to options exercisable within 60 days of June 30, 2025, and includes (ii)
349,026 shares of our common stock expected to be held by family trusts established by Dr. Rogers for the benefit of certain members of his family and (iii) 75,957 shares of our common stock expected to be held by a trust beneficially owned by his wife. Dr. Rogers may be deemed to beneficially own such shares.
(12)Consists of (i) 164,270 shares of our common stock, (ii) 398,016 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock and (iii) 287,291 shares of our common stock subject to options exercisable within 60 days of June 30, 2025.
(13)Consists of (A) (i) 107,395 shares of our common stock and (ii) 7,708 shares of our common stock subject to options exercisable within
60 days of June 30, 2025 and (B)              shares of common stock issuable upon conversion of the 2025 Convertible Notes purchased by Timothy C. Barabe.
(14)Consists of (i) 129,687 shares of our common stock and (ii) 5,625 shares of our common stock subject to options exercisable within 60 days of June 30, 2025.
(15)Does not include shares of our common stock issuable upon conversion of our redeemable convertible preferred stock held by BCLS
Fund III Investments, LP or our 2025 Convertible Notes purchased by BCLS Fund III Investments, LP. Dr. Downing is a managing director of Bain Capital Life Sciences. Dr. Downing, a current member of our board of directors, has notified us that he will resign from our board of directors upon, and subject to, the commencement of trading of our common stock on the Nasdaq Global Select Market.
(16)Consists of 117,187 shares of our common stock subject to options exercisable within 60 days of June 30, 2025.
(17)Includes (A) the shares described in footnote 7 and (B)              shares of common stock issuable upon conversion of the 2025
Convertible Notes purchased by Casey M. Tansey.
(18)Consists of (i) 400,000 shares of our common stock and (ii) 460,301 shares of our common stock subject to options exercisable within
60 days of June 30, 2025, and includes (iii) 2,265,280 shares expected to be held by various family trusts established by Dr. Taylor and
(iv) 117,220 shares expected to be held by various family members. Dr. Taylor may be deemed to beneficially own such shares. 600,000 shares expected to be held by Dr. Taylor and his trust have been pledged to Section Capital Partners, LP.
(19)Includes the shares described in footnotes 1, 2, 6 and 9 through 18 above.

Description of capital stock
The following descriptions are summaries of our capital stock and the material terms of our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, and our amended and restated bylaws, which will become effective upon the effectiveness of the amended and restated certificate of incorporation. Because the following descriptions are only summaries, they do not contain all of the information that may be important to you. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of capital stock, par value $0.001 per share, of which:
•250,000,000 shares are designated as common stock; and
•50,000,000 shares are designated as preferred stock.
As of March 31, 2025, there would have been                shares of common stock outstanding, held of
record by               stockholders, assuming the conversion of 122,231,454 of our outstanding redeemable convertible preferred stock immediately prior to the completion of this offering and 2025 Convertible Notes
upon the completion of this offering into                 shares of common stock, based on the assumed initial
public offering price of $           per share, which is the midpoint of the price range set forth on the cover
page of this prospectus. On                   , 2025, we consummated a           -for-         reverse stock split of
our common stock.
Common stock
Voting rights
Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors. Subject to the rights of the holders of one or more series of preferred stock, director candidates standing for election will be elected by a plurality of the votes cast by our stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Our amended and restated
certificate of incorporation will retain a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms.
Dividend rights
Subject to preferences that may be applicable to any preferred stock, the holders of our common stock will be entitled to receive ratably, on a per share basis, any dividends declared by our board of directors out of assets legally available.
Liquidation rights
Subject to preferences that may be applicable to any preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of our debts and other liabilities, the holders of shares of our common stock will be entitled to receive, ratably in proportion to the number of shares held by the holder, all our remaining assets available for distribution to our stockholders.

No preemptive or similar rights
The holders of our common stock will not be entitled to preemptive, subscription or conversion rights.
There will be no redemption or sinking fund provisions.
Preferred stock
Immediately prior to the completion of this offering, all outstanding shares of our redeemable convertible preferred stock will be converted into shares of our common stock. Our amended and restated certificate of incorporation will authorize 50,000,000 shares of preferred stock and will provide that preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, special and other rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. These rights, powers and preferences could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. Our board of directors will be able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management.
Stock options
As of March 31, 2025, we had outstanding 25,066,625 shares of our common stock issuable upon the exercise of outstanding stock options, with a weighted-average exercise price of $1.71 per share, and 15,554,075 shares were unvested, with a weighted average exercise price of $1.59 per share. For additional information regarding the terms of our equity incentive plans, see the section titled “Executive and director compensation—2025 Performance incentive plan” and “Executive and director compensation
—Amended and restated 2009 equity incentive plan.”
Warrants
As of March 31, 2025, we had outstanding warrants to purchase an aggregate of 4,811,190 shares of our common stock, with an exercise price of $0.01 per share, issuable upon the exercise of such outstanding warrants. The warrants will terminate on the ten-year anniversary of the issuance date, however, the warrants will automatically net exercise immediately prior to termination if the fair market value of one share of common stock exceeds the then current exercise price per share of common stock. In connection with certain change of control transactions, which include SPAC combinations, mergers, consolidations and the sale or lease of substantially all of the assets of the Company, the warrants will also automatically net exercise if the fair market value of one share of common stock exceeds the then current exercise price per share of common stock. The warrants do not automatically net exercise in connection with an initial public offering.
Registration rights
Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, holders of shares of our common stock that will be issued upon the conversion of our redeemable convertible preferred stock in connection with this offering and the holder of shares of our common stock issuable or issued upon exercise of certain outstanding warrants to purchase shares of our common stock will initially be entitled to certain registration rights under the
Securities Act. These securities are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the Investors’ Rights Agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade the registered shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements in excess of $100,000 to one counsel for the holders, of the securities registered pursuant to the demand, Form S-3 and piggyback registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of securities the holders may include. The demand, Form
S-3 and piggyback registration rights described below will terminate upon the earliest to occur of (i) a
Liquidation Event (as defined in our amended and restated certificate of incorporation) where the stockholders receive cash and/or publicly traded securities or the holders receive reasonably comparable registration rights, (ii) with respect to each holder, such time after the completion of this offering after which Rule 144 of the Securities Act (“Rule 144”) or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation, during a three-month period without registration and such holder holds less than 1% of the outstanding capital stock of the company or (iii) the date three years after the completion of this offering.
Demand registration rights
Upon the completion of this offering, holders of up to approximately         million shares of our common
stock issued upon conversion of our redeemable convertible preferred stock and the holder of warrants to
purchase up to an aggregate of         shares of our common stock will be entitled to certain demand registration rights. Beginning six months after the effectiveness of the registration statement of which this prospectus is a part, holders holding, collectively, at least a majority of the registrable securities held by the holders of common stock issued upon conversion of our redeemable convertible preferred stock then outstanding may, on not more than two occasions, request that we register at least 40% of the registrable securities held by the holders of common stock issued upon conversion of our redeemable convertible preferred stock then outstanding on a Form S-1 registration statement, subject to certain specified exceptions. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-
month period, for a period of up to 120 days. In addition, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement relating to a registration initiated by us or if registration on Form S-3 is available.
Form S-3 registration rights
Upon the completion of this offering, holders of up to approximately          million shares of our common
stock issued upon conversion of our redeemable convertible preferred stock and the holder of warrants to
purchase up to an aggregate of           shares of our common stock will be entitled to certain Form S-3 registration rights. At any time when the company is qualified to file a Form S-3 registration statement, holders holding, collectively, at least 30% of the registrable securities then outstanding may request that we register registrable securities having an anticipated aggregate offering price of at least $10.0 million, net of underwriting discounts and certain other expenses. These holders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form
S-3 if we have effected two such registrations pursuant to such requests within the 12-month period preceding the date of the request. In addition, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days. Lastly, we will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of and ending on a date 90 days following the effectiveness of a registration statement relating to a registration initiated by us.
Piggyback registration rights
Pursuant to the Investors’ Rights Agreement, if we register any of our securities either for our own account or for the account of other security holders, other than through this offering, holders of up to
approximately             million shares of our common stock issued upon conversion of our redeemable

convertible preferred stock and the holder of warrants to purchase up to an aggregate of             shares of
our common stock will be entitled to customary “piggyback” registration rights allowing them to include their securities in such registration, subject to specified conditions, limitations and exceptions.
Anti-takeover effects of provisions of the proposed amended and restated
certificate of incorporation and bylaws and applicable law
Our amended and restated certificate of incorporation and bylaws will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise, and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts.
These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. It is also possible that these provisions might have the effect of preventing changes in our management and could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Classified board of directors
Our amended and restated certificate of incorporation will provide that our board of directors be classified into three classes of directors, with each class serving a staggered three-year term. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings of our stockholders.
Authorized but unissued shares
Our authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Written consent; special meeting of stockholders
Our amended and restated certificate of incorporation and bylaws will provide that stockholder action may not be taken by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.
Our amended and restated certificate of incorporation and bylaws will provide that, subject to the rights of any holders of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by (i) the chair of the board, (ii) the chief executive officer or (iii) the secretary at the direction of our board of directors pursuant to a resolution adopted by a majority of our board of directors.
Advance notice requirements for stockholder proposals and director nominations
Our amended and restated bylaws will provide that stockholders seeking to bring business before the annual meeting of our stockholders or to nominate candidates for election as directors at the annual meeting of our stockholders or, in certain instances as provided in our bylaws, a special meeting of our stockholders must provide timely notice of their intent in writing.
To give timely notice, the notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than the
120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by us.

Our amended and restated bylaws will also specify certain informational and other requirements as to the form and content of the notice. These provisions, if not satisfied on a timely basis or at all, may preclude our stockholders from bringing business or director nominations before the meeting of our stockholders.
Election and removal of directors
Our amended and restated certificate of incorporation and bylaws will contain provisions that establish specific procedures for appointing and removing members of the board of directors.
Under the amended and restated certificate of incorporation, our directors may be removed from office, but only for cause, which requires approval by the holders of at least sixty-six and two-thirds percent
(66-2/3%) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors.
Vacancies and newly created directorships on our board of directors may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). Any new director shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. The treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of the board of directors.
No cumulative voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not authorize cumulative voting rights for our stockholders.
The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence a decision by our board of directors, including regarding any potential merger, tender offer or other potential takeover transaction.
Amendments to our certificate of incorporation and bylaws
Our amended and restated certificate of incorporation and bylaws will provide that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors is required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.
Delaware anti-takeover statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general,
Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (A)

shares owned by persons who are directors and also officers and (B) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder”
is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of our outstanding voting stock. This provision is expected to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Moreover, Section 203 may discourage attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.
Choice of forum
Our amended and restated certificate of incorporation will generally designate, unless we otherwise consent in writing, the Court of Chancery (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) as the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent to us or our stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any
action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware.
Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Further, our amended and restated certificate of incorporation will provide that the foregoing choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions of the amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Limitations on liability and indemnification
For a discussion of liability and indemnification, see the section titled “Management—Limitations on liability and indemnification matters.”

Transfer agent and registrar
The transfer agent and registrar for our common stock will be Fidelity Stock Transfer Solutions LLC. The transfer agent’s address is 245 Summer Street, Boston, MA 02210.
Nasdaq listing
We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “HTFL,”
and this offering is contingent upon obtaining such approval.

Shares eligible for future sale
Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the Preferred Stock Conversion, the Convertible Notes Conversion
and the exercise of outstanding options or warrants, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. Although we have applied to have our common stock listed on the Nasdaq Global Select Market, we cannot assure you that there will be an active public market for our common stock. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Sale of restricted shares
Based on the number of shares of our common stock outstanding as of March 31, 2025, upon the completion of this offering and assuming (i) the Preferred Stock Conversion, (ii) the Convertible Notes
Conversion, (iii) no exercise of the underwriters’ option to purchase additional shares of our common stock and (iv) no exercise of outstanding options or warrants, we will have outstanding an aggregate
of                   shares of common stock.
Of these shares, all of the                   shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by
Rule 144 or Rule 701 of the Securities Act (“Rule 701”), which rules are summarized below.
As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701, based on the number of shares of our common stock outstanding (calculated as of March 31, 2025 on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares, if any, and no exercise of outstanding options), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate number of shares	First date available for sale into public market
shares
181 days after the date of this prospectus, upon expiration of the lock-up market stand-off agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event that any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under the 2025 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act, or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable)
without complying with the manner of sale, volume limitations, or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable).
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:
•1% of the number of shares of common stock then outstanding, which will equal
approximately                           shares of common stock immediately upon the completion of this offering (calculated as of March 31, 2025 on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants subsequent to March 31, 2025); or
•the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements, and requirements related to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above, and their restricted securities will become eligible for sale (subject to the above limitations under Rule
144) upon the expiration of the restrictions set forth in those agreements.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates”
may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-up and market stand-off agreements
In connection with this offering, we, our directors, our executive officers, and the holders of substantially all of our common stock, stock options, and other securities convertible into or exercisable or exchangeable for our common stock, have agreed, that without the prior written consent of J.P. Morgan
Securities LLC, Morgan Stanley & Co. LLC and Piper Sandler & Co. on behalf of the underwriters, subject to certain exceptions more fully described under the section titled “Underwriting”, we and they will not, among other things, sell or otherwise transfer or dispose of any of our securities during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. See the section titled “Underwriting” for additional information.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain securityholders, including the Investors’ Rights Agreement, our standard form of option agreement and warrants that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such securityholders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.
Following the lock-up periods set forth in the agreements described above, and assuming that J.P.
Morgan Securities LLC, Morgan Stanley & Co. LLC and Piper Sandler & Co. do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration rights
Upon the completion of this offering, the holders of approximately                  shares of our common stock
will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-up agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the
Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the relevant filed registration statement, subject to the terms of the lock-up agreements described above. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.
Equity incentive plans
We intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering.
Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations, vesting restrictions, and the lock-up agreements described above, if applicable.
Rule 10b5-1 trading plans
Following the completion of this offering, certain of our officers, directors, and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these Rule 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director, or stockholder when entering into the plan, without further direction from such officer, director, or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director, or stockholder in connection with this offering.

Material U.S. federal income tax consequences to non-U.S.
holders
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S.
Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or
non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of
1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in
each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S.
federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE.
INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION
OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS
ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR
COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER
THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY
APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S.
person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof or the
District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section
7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section titled “Dividend policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or other taxable disposition” below.
Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S.
Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends
(or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-
U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above.
To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS
Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or other taxable disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the
United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a
U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United
States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information reporting and backup withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-
U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or
W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the
Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional withholding tax on payments made to foreign accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to
non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-
financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Piper Sandler & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC ..................................................................................................................
Morgan Stanley & Co. LLC ...................................................................................................................
Piper Sandler & Co. ...............................................................................................................................
Stifel, Nicolaus & Company, Incorporated .........................................................................................
Canaccord Genuity LLC .......................................................................................................................
Total ..........................................................................................................................................................

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession not in excess of $           per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to               additional shares of common stock from us to
cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid
by the underwriters to us per share of common stock. The underwriting fee is $           per share. The
following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share ................................................................................................................	$	$
Total ..........................................................................................................................	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will
be approximately $           . We have agreed to reimburse the underwriters for expenses relating to the
clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $           .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap, hedging, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, or publicly disclose the intention to undertake any of the foregoing (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Morgan
Stanley & Co. LLC and Piper Sandler & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing date of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing date of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers, and holders of substantially all of our common stock, stock options, and other securities convertible into or exercisable or exchangeable for our common stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not and may not cause any of their direct or indirect affiliates to, without the prior written consent of J.P. Morgan Securities
LLC, Morgan Stanley & Co. LLC and Piper Sandler & Co., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, our common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with our common stock, the “lock-up securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing.
Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including:
(a) transfers of lock-up securities: (i) as a bona fide gift or gifts or charitable contribution, or for bona fide estate planning purposes, (ii) by will or intestacy or any other testamentary document, (iii) to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust (for purposes of the lock-up agreement, “immediate family” means any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), (iv) to a corporation, partnership, limited liability company, investment fund or other entity (A) of which the lock-up party and/or the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, or (B) controlled by, or under common control with, the lock-up party or the immediate family of the lock-up party, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or common investment management with the lock-up party or its affiliates or (B) as part of a disposition, transfer or distribution to limited partners, members or shareholders of the lock-up party;
(vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to us upon death or disability of the lock-up party, or, if the lock-up party is an employee of ours upon death, disability or termination of employment, in each case, of such employee, (ix) as part of a sale or transfer of lock-up securities acquired (A) from the underwriters in this offering or (B) in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement,

or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of our common stock received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described herein, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the
Board of Directors and made to all holders of our capital stock involving a Change of Control (for purposes hereof, “Change of Control” means the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s lock-up securities shall remain subject to the restrictions in the immediately preceding paragraph, or (xii) in open market transactions by an employee of our company (who is not an officer or director of our company) of up to 3.0 million shares of common stock (in the aggregate for all such employees of our company and calculated on a pre-stock split basis); however, such open market transactions under this clause (xii) shall only be permitted if the end of the restricted period falls during our company's second insider trading policy's blackout period (the "Blackout Period") following the completion of this offering, in which case such open market transactions will only be permitted starting on the date that is 10 trading days prior to commencement of the second Blackout Period following the completion of this offering and ending on the date of the start of such Blackout Period; provided that (X) in the case of any transfer or distribution under (i), (ii), (iii), (iv), (v), (vi) and (vii) above, such transfer shall not involve a disposition for value and each donee, distributee or transferee shall sign and deliver a lock-
up agreement, (Y) in the case of any transfer or distribution under (ii), (iii), (iv), (v), (vi), (ix) and (xii) above no public disclosure or filing shall be made voluntarily during the restricted period, and (Z) in the case of any transfer or distribution under (i), (vii), (viii) and (x) no public disclosure or filing shall be made voluntarily during the restricted period, and to the extent a filing under 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock be legally required during the restricted period, such filing, report or announcement shall clearly indicate the circumstances described in (i), (vii), (viii) or (x) above, including that the securities remain subject to the terms of the lock-up agreement;
(b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement be subject to restrictions similar to those in the immediately preceding paragraph;
(c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that (1) such plans do not provide for the transfer of lock-up securities during the restricted period and (2) any required public announcement or filing under the Exchange Act made by any person regarding the establishment of such plan during the restricted period shall include a statement that the lock-up party is not permitted to transfer, sell or otherwise dispose of lock-up securities under such plan during the restricted period in contravention of the lock-up agreement and no public filing, report or announcement by any party shall be made voluntarily in connection with such trading plan.
J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Piper Sandler & Co., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the
Securities Act.

We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “HTFL” and this offering is contingent upon obtaining approval of such listing.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked”
shorts, which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(i)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus
Regulation;
(ii)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(iii)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the
Prospectus Regulation. and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and to us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus
Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant

State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any
Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which (i) has been approved by the
Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct
Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the
Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:
(i)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus
Regulation;
(ii)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(iii)in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK
Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means
Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal)
Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as
amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the
Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection
73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103
Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the
underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the
Swiss Financial Services Act (“FinSA”):
(i)to any person which is a professional client as defined under the FinSA;
(ii)to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(iii)in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss
Financial Services Ordinance,
provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets
Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person.
The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale.
Prospective purchasers of the securities offered should conduct their own due diligence on the securities.
If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United
Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United
Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer.
This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the
Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai
Financial Services Authority (DFSA).
Notice to prospective investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations
Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission
(“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act;
and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act
(“Exempt Investors”).
The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in
Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of our common stock under this prospectus will be made without disclosure in
Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under
Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial
Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance
(Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the
Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or
which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the
SFO and any rules made thereunder.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.
Accordingly, no shares have been or will be offered or sold and no shares have been or will be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as
modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP
Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations
2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of
Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment
Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-
Bermudian persons (including companies) may not carry on or engage in any trade or business in
Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number
3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document.
Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.
Notice to prospective investors in the British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin
Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), “BVI Companies”), but
only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the
British Virgin Islands.

Notice to prospective investors in China
This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions
or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and
Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and
the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the
FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the
Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan
Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of
Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within
Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the
Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial
Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South
African Companies Act”) is being made in connection with the issue of the shares in South Africa.
Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African
Companies Act and has not been approved by, and/or filed with, the South African Companies and
Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96
(1) applies:

Section 96 (1) (a)	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorised financial service providers under South African law;

(v) financial institutions recognised as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the
South African Financial Advisory and Intermediary Services Act, 2002.
Notice to prospective investors in Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the
Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by
O’Melveny & Myers LLP. King & Spalding LLP is acting as regulatory counsel to us in connection with this offering and will pass upon certain legal matters. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California.
Experts
The financial statements as of December 31, 2024 and 2023 and for the years then ended included in this
Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are summary in nature and not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by reference to the full text of such contract or other document.
You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.heartflow.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our common stock.

HeartFlow Holding, Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2023 and 2024, and
Three Months Ended March 31, 2024 and 2025 (unaudited)

Page
Report of Independent Registered Public Accounting Firm ...................................................................	F-2
Financial Statements:
Consolidated Balance Sheets ...............................................................................................................	F-3
Consolidated Statements of Operations and Comprehensive Loss ................................................	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’
Deficit .........................................................................................................................................................
F-5
Consolidated Statements of Cash Flows .............................................................................................	F-7
Notes to Consolidated Financial Statements ......................................................................................	F-8

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Heartflow, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of HeartFlow Holding, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December
31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
San Jose, California
March 26, 2025
We have served as the Company’s auditor since 2009, which includes periods before the Company became subject to SEC reporting requirements.

HeartFlow Holding, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Assets
Current assets:
Cash and cash equivalents ............................................................................	$122,767	$51,367	$109,786
Accounts receivable, net of allowance for credit losses of $1,058, $814 and $742 at December 31, 2023 and 2024, and March 31, 2025 (unaudited), respectively ................................................................................	20,546	24,639	28,312
Restricted cash, current ..................................................................................	—	150	—
Prepaid expenses and other current assets ................................................	5,134	6,132	6,541
Total current assets ...................................................................................	148,447	82,288	144,639
Property and equipment, net ................................................................................	9,921	8,920	8,655
Operating lease right-of-use assets ....................................................................	20,961	18,805	18,642
Restricted cash, non-current ................................................................................	4,467	4,325	4,475
Other non-current assets ......................................................................................	1,255	4,366	8,030
Total assets .................................................................................................	$185,051	$118,704	$184,441

Liabilities, redeemable convertible preferred stock and stockholders' deficit
Current liabilities:
Accounts payable ............................................................................................	$2,887	$2,870	$1,972
Accrued expenses and other current liabilities ...........................................	24,790	25,319	35,983
Operating lease liabilities, current .................................................................	5,138	5,416	5,453
Total current liabilities ................................................................................	32,815	33,605	43,408
Convertible notes ...................................................................................................	—	—	65,824
Term loan ................................................................................................................	134,008	136,431	113,831
Common stock warrant liability ............................................................................	4,440	20,835	22,441
Derivative liability ...................................................................................................	903	—	40,945
Operating lease liabilities, non-current ..............................................................	21,454	18,537	18,173
Other non-current liabilities ..................................................................................	429	214	248
Total liabilities .............................................................................................	194,049	209,622	304,870
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock issuable in series, $0.001 par value; 122,231,454 shares authorized, issued and outstanding as of December 31, 2023 and 2024, and March 31, 2025 (unaudited); aggregate liquidation value of $951,917 as of December 31, 2023 and 2024, and March 31, 2025 (unaudited) ..............................................................	768,566	768,566	768,566
Stockholders’ deficit:
Common stock, $0.001 par value; 210,000,000, 210,300,000 and 210,300,000 shares authorized as of December 31, 2023 and 2024, and March 31, 2025 (unaudited), respectively; 14,427,925, 17,877,051 and 18,259,138 shares issued and outstanding as of December 31, 2023 and 2024, and March 31, 2025 (unaudited), respectively .......................................	14	18	18
Additional paid-in capital .......................................................................................	97,456	112,229	115,299
Accumulated other comprehensive loss ............................................................	(501)	(772)	(1,008)
Accumulated deficit ...............................................................................................	(874,533)	(970,959)	(1,003,304)
Total stockholders’ deficit ..........................................................................	(777,564)	(859,484)	(888,995)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit ...................................................................................	$185,051	$118,704	$184,441

The accompanying notes are an integral part of these consolidated financial statements.

HeartFlow Holding, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Revenue .....................................................................	$87,174	$125,808	$26,843	$37,205
Cost of revenue .........................................................	29,123	31,359	7,420	9,264
Gross profit .................................................................	58,051	94,449	19,423	27,941
Operating expenses:
Research and development ....................................	35,854	43,517	9,443	13,924
Selling, general and administrative ........................	95,111	112,154	26,038	31,519
Total operating expenses .........................................	130,965	155,671	35,481	45,443
Loss from operations ................................................	(72,914)	(61,222)	(16,058)	(17,502)
Interest income ..........................................................	5,457	4,066	1,512	543
Interest expense ........................................................	(24,694)	(22,768)	(6,243)	(5,093)
Change in fair value of convertible note ................	(5,120)	—	—	—
Change in fair value of common stock warrant liability .........................................................................	(2,320)	(16,395)	1	(1,606)
Change in fair value of derivative liability ..............	4,158	(222)	(61)	(9,045)
Other income (expense), net ...................................	325	168	(155)	358
Loss before provision for income taxes .................	(95,108)	(96,373)	(21,004)	(32,345)
(Provision for) benefit from income taxes .............	(547)	(53)	72	—
Net loss .......................................................................	$(95,655)	$(96,426)	$(20,932)	$(32,345)
Cumulative dividends on Series C redeemable convertible preferred stock ......................................	(1,239)	—	—	—
Deemed dividend upon down round of redeemable convertible preferred stock ................	(26,794)	—	—	—
Net loss attributable to common stockholders .....	$(123,688)	$(96,426)	$(20,932)	$(32,345)
Comprehensive loss: ................................................
Net loss .......................................................................	$(95,655)	$(96,426)	$(20,932)	$(32,345)
Other comprehensive loss: ......................................
Foreign currency translation gain (loss) ................	(504)	(271)	1	(236)
Total comprehensive loss ........................................	$(96,159)	$(96,697)	$(20,931)	$(32,581)

Net loss per share attributable to common stockholders, basic and diluted ...............................	$(8.67)	$(6.16)	$(1.45)	$(1.80)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted ...............................	14,265,293	15,661,682	14,435,241	18,001,364

The accompanying notes are an integral part of these consolidated financial statements.

HeartFlow Holding, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2023 ........................	39,422,361	$538,423	14,436,169	$14	$58,427	$3	$(752,084)	$(693,640)
Issuance of common stock upon exercise of stock options ..........................	—	—	291,756	—	589	—	—	589
Issuance of Series F redeemable convertible preferred stock at $2.8505 per share, net of issuance costs of $5,904 .........................................................	61,344,029	168,957	—	—	—	—	—	—
Issuance of Series F-1 redeemable convertible preferred stock at $1.9098 per share upon conversion of convertible notes and accrued interest ..	21,465,064	61,186	—	—	—	—	—	—
Deemed dividend upon down round of redeemable convertible preferred stock	—	—	—	—	26,794	—	(26,794)	—
Repurchase of common stock .................	—	—	(300,000)	—	(228)	—	—	(228)
Stock-based compensation expense .....	—	—	—	—	11,874	—	—	11,874
Foreign currency translation loss ............	—	—	—	—	—	(504)	—	(504)
Net loss .......................................................	—	—	—	—	—	—	(95,655)	(95,655)
Balance at December 31, 2023 .................	122,231,454	768,566	14,427,925	14	97,456	(501)	(874,533)	(777,564)
Issuance of common stock upon exercise of stock options ..........................	—	—	3,449,126	4	4,560	—	—	4,564
Stock-based compensation expense .....	—	—	—	—	10,213	—	—	10,213
Foreign currency translation loss ............	—	—	—	—	—	(271)	—	(271)
Net loss .......................................................	—	—	—	—	—	—	(96,426)	(96,426)
Balance at December 31, 2024 .................	122,231,454	768,566	17,877,051	18	112,229	(772)	(970,959)	(859,484)
Issuance of common stock upon exercise of stock options (unaudited) .....	—	—	382,087	—	578	—	—	578
Stock-based compensation expense (unaudited) .................................................	—	—	—	—	2,492	—	—	2,492
Foreign currency translation loss (unaudited) .................................................	—	—	—	—	—	(236)	—	(236)
Net loss (unaudited) ..................................	—	—	—	—	—	—	(32,345)	(32,345)
Balance at March 31, 2025 (unaudited) ..	122,231,454	$768,566	18,259,138	$18	$115,299	$(1,008)	$(1,003,304)	$(888,995)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2023 .................	122,231,454	$768,566	14,427,925	$14	$97,456	$(501)	$(874,533)	(777,564)
Issuance of common stock upon exercise of stock options (unaudited) .....	—	—	30,855	—	77	—	—	77
Stock-based compensation expense (unaudited) .................................................	—	—	—	—	2,723	—	—	2,723
Foreign currency translation gain (unaudited) .................................................	—	—	—	—	—	1	—	1
Net loss (unaudited) ..................................	—	—	—	—	—	—	(20,932)	(20,932)
Balance at March 31, 2024 (unaudited) ..	122,231,454	$768,566	14,458,780	$14	$100,256	$(500)	$(895,465)	$(795,695)

The accompanying notes are an integral part of these consolidated financial statements.

HeartFlow Holding, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Cash flows from operating activities:
Net loss ..............................................................................................................................................................................	$(95,655)	$(96,426)	$(20,932)	$(32,345)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization .................................................................................................................................	4,744	5,358	1,192	1,372
Stock-based compensation expense .....................................................................................................................	11,874	10,213	2,723	2,492
Amortization of debt discount and debt issuance costs ......................................................................................	2,777	1,609	719	998
Amortization of right-of-use asset ...........................................................................................................................	2,889	2,735	669	724
Change in fair value of convertible note ................................................................................................................	5,120	—	—	—
Change in fair value of common stock warrant liability .......................................................................................	2,320	16,395	(1)	1,606
Change in fair value of derivative liability ..............................................................................................................	(4,158)	222	61	9,045
Paid-in-kind interest ..................................................................................................................................................	144	—	—	—
Non-cash interest charges .......................................................................................................................................	865	2,016	217	545
Change in allowance for credit losses ...................................................................................................................	1,190	(244)	(1)	(72)
Changes in assets and liabilities: ............................................................................................................................
Accounts receivable, net ...................................................................................................................................	(9,350)	(3,849)	1,455	(3,601)
Prepaid expenses and other current assets ...................................................................................................	(357)	(998)	(722)	(409)
Other non-current assets ...................................................................................................................................	(402)	(2,698)	(334)	(341)
Accounts payable ...............................................................................................................................................	(623)	(327)	(401)	(1,627)
Accrued expenses and other current liabilities ..............................................................................................	3,759	426	(6,030)	9,301
Operating lease liabilities ..................................................................................................................................	(1,761)	(3,218)	(748)	(888)
Other non-current liabilities ...............................................................................................................................	190	(215)	—	34
Net cash used in operating activities ........................................................................................................	(76,434)	(69,001)	(22,133)	(13,166)
Cash flows from investing activities
Purchase of property and equipment .....................................................................................................................	(6,105)	(4,357)	(1,749)	(1,101)
Net cash used in investing activities ........................................................................................................	(6,105)	(4,357)	(1,749)	(1,101)
Cash flows from financing activities
Proceeds from issuance of Series F redeemable convertible preferred shares, net of issuance costs ......	168,957	—	—	—
Proceeds from convertible notes offering, net of issuance costs ......................................................................	—	—	—	73,860
Proceeds from exercise of stock options ...............................................................................................................	589	4,564	77	578
Payments of exit, prepayment penalty and lender fees ......................................................................................	—	(2,327)	—	(518)
Payments of deferred offering costs .......................................................................................................................	—	—	—	(998)
Repurchase of common stock .................................................................................................................................	(228)	—	—	—
Net cash provided by financing activities ................................................................................................	169,318	2,237	77	72,922
Effect of foreign exchange rates ....................................................................................................................................	(504)	(271)	1	(236)
Net increase (decrease) in cash, cash equivalents and restricted cash ..........................................................	86,275	(71,392)	(23,804)	58,419
Balance, beginning of period ...................................................................................................................................	40,959	127,234	127,234	55,842
Balance, end of period ..............................................................................................................................................	$127,234	$55,842	$103,430	$114,261
Supplemental disclosure of cash flow information:
Cash paid (refunded) for taxes ................................................................................................................................	$405	$(72)	$(72)	$—
Cash paid for interest .................................................................................................................................................	$20,800	$19,163	$5,308	$3,439
Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable ...............................................................	$808	$—	$—	$6
Derecognition of derivative liability in connection with debt refinancing ...........................................................	$—	$1,125	$—	$—
Right-of-use asset obtained in exchange for lease obligation ...........................................................................	$—	$579	$—	$561
Conversion of term loan principal to convertible notes .......................................................................................	$—	$—	$—	$23,000
Issuance of convertible notes to certain employees in lieu of cash compensation ........................................	$—	$—	$—	$1,353
Reclassification of term loan debt discount to convertible notes debt discount ..............................................	$—	$—	$—	$239
Unpaid deferred offering costs included in accounts payable and accrued expenses and other current liabilities .......................................................................................................................................................................	$—	$413	$—	$2,325
Unpaid convertible notes issuance costs included in accounts payable and accrued expenses and other current liabilities ...............................................................................................................................................	$—	$—	$—	$1,114
Reduction in right-of-use asset and lease obligation due to amendment in lease terms ..............................	$1,776	$—	$—	$—
Deemed dividend upon down round of redeemable convertible preferred stock ............................................	$26,794	$—	$—	$—
Conversion of convertible note into Series F-1 redeemable convertible preferred stock ..............................	$61,186	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
1. Business Overview
Description of Business
HeartFlow Holding, Inc. (the “Company”) was incorporated in the state of Delaware in July 2007 as
Cardiovascular Simulation, Inc. and changed its name to HeartFlow, Inc. in May 2009. On March 1, 2021, the Company completed an internal reorganization in which a newly formed parent holding company,
HeartFlow Holding, Inc., was established.
The Company is a commercial-stage medical technology company that has pioneered the use of software and AI to deliver a non-invasive solution for diagnosing and managing coronary artery disease (“CAD”).
The Company’s novel HeartFlow Platform uses AI and advanced computational fluid dynamics to create a personalized 3D model of a patient’s heart based off a single coronary computed tomography angiography (“CCTA”). This results in actionable data on blood flow, stenosis, plaque volume and plaque composition. The Company’s HeartFlow FFRCT Analysis and Plaque Analysis software assists physicians in diagnosing, managing and delivering precision care to patients with CAD. The Company was awarded
Conformité Européene Mark (“CE Mark”) for its HeartFlow FFRCT Analysis in July 2011. The Company
received clearance from the U.S. Food and Drug Administration (“FDA”) in November 2014 for its
HeartFlow FFRCT Analysis and in October 2022 for its Plaque Analysis.
The Company’s United States (“U.S.”) headquarters is located in Mountain View, California, and the
Company also has offices in Santa Rosa, California, Austin, Texas, and Tokyo, Japan.
The Company had the following wholly-owned subsidiaries as of March 31, 2025:

Entity Name	Country of Incorporation
HeartFlow, Inc. ...............................................................	United States
HeartFlow Japan G.K. ..................................................	Japan
HeartFlow U.K. Ltd ........................................................	United Kingdom
HeartFlow Technology U.K. Limited ...........................	United Kingdom

Effective July 2024, HeartFlow International Sarl, a wholly-owned subsidiary in Switzerland, was dissolved.
Liquidity
The Company has incurred operating losses and negative cash flows from operations since its inception and has an accumulated deficit of $874.5 million, $971.0 million and $1.0 billion as of December 31, 2023 and 2024 and March 31, 2025 (unaudited), respectively. The Company expects to incur losses for the foreseeable future. Historically, the Company’s activities have been financed through sales of shares of redeemable convertible preferred stock, common stock and convertible promissory notes, borrowings under term loans and revenue received from customers.
As of December 31, 2024 and March 31, 2025 (unaudited), the Company had $51.4 million and $109.8 million in cash and cash equivalents, respectively.
Based on the Company’s current operating plan as of June __, 2025, the date these interim financial statements (unaudited) were available to be issued, the Company believes that the expected cash generated from revenue transactions with customers and its existing cash and cash equivalents will be sufficient to fund the Company’s planned operating expenses and capital expenditure requirements for at least the next 12 months from the date these interim consolidated financial statements (unaudited) were available to be issued.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
However, the Company may experience lower than expected cash generated from operating activities or greater than expected capital expenditures, cost of revenue, or operating expenses, and may need to raise additional capital to fund operations, further research and development activities, or acquire, invest in, or license other businesses, assets, or technologies. The Company’s future capital needs will depend upon many factors, including the market acceptance of the Company’s products, the cost and pace of developing new products, and the costs of supporting sales growth.
Should the Company obtain additional equity or debt financing to satisfy its liquidity needs, the issuance of additional debt or equity securities could be dilutive to existing stockholders. Furthermore, any new securities could have rights that are senior to existing stockholders and could contain covenants that would restrict operations. There can be no assurance that the Company will generate sufficient future cash flows from operations or that financing will be available on terms commercially acceptable to the
Company or at all.  If the Company is unable to obtain future funding, the Company would curtail expenses by reducing some of its research and development programs and commercialization efforts in order to maintain liquidity, if necessary.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company as well as its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.
Reclassification of Prior Period Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation.  A reclassification was made to the Consolidated Statements of Cash Flows for the year ended December
31, 2023 to identify non-cash interest charges of $865,000. This change in classification does not affect previously reported cash flows from operating activities in the Consolidated Statements of Cash Flows and had no effect on the reported results of operations.
Unaudited Interim Financial Information
The accompanying consolidated balance sheet as of March 31, 2025, the consolidated statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2024 and
2025, and the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit as of March 31, 2024 and 2025, are unaudited. The financial data and other information disclosed in these notes to the consolidated financial statements related to March 31, 2025, and the three months ended March 31, 2024 and 2025, are also unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to a fair statement of the Company’s financial position as of March 31, 2025, and the results of its operations and cash flows for the three months ended March 31, 2024 and 2025. These interim financial results are not necessarily indicative of results expected for the full fiscal year or for any subsequent interim period.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management used significant judgement when making estimates in the determination of the fair value of its common stock and stock options, deferred income tax valuation allowance, capitalized internal-use software, depreciation of property and equipment, allowance for credit

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
losses, revenue recognition, valuation of operating lease right-of-use (“ROU”) assets and operating lease liabilities, and the fair value of convertible debt, warrants to purchase common stock and embedded derivatives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions as facts and circumstances dictate. Actual results could materially differ from those estimates.
Segment Information
The Company operates and manages its business as one reportable and operating segment, which is the business of non-invasive coronary artery disease detection solutions. The Company’s Chief Executive
Officer, who is the Chief Operating Decision Maker (“CODM”), reviews financial information, including revenue and net loss, presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance.
The Company's measure of segment profit or loss is consolidated net loss, which is used by the CODM to measure actual results versus expectations, set performance metrics, and develop the annual budget to achieve the Company’s long-term objectives. Significant segment expenses within consolidated net loss includes cost of revenue, research and development, and selling, general and administrative expenses, which are each separately presented on the Company’s consolidated statements of operations and comprehensive loss. Other expense items that are presented on the consolidated statements of operations include interest income, interest expense, changes in fair value of warrant liability, other income, net, and provision for income taxes.
The following table is representative of the significant expense categories regularly provided to the CODM when managing the Company’s single reporting segment and includes a reconciliation to the consolidated net loss shown in the consolidated statements of operations and comprehensive loss for the years ended
December 31, 2023 and 2024 and for the three months ended March 31, 2024 and 2025 (unaudited) (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Revenue .............................................................	$87,174	$125,808	$26,843	$37,205
Less(1):
Cost of revenue ............................................	29,123	31,359	7,420	9,264
Research and development expenses: ....
Research and development ..................	22,330	25,983	5,897	8,328
Regulatory and clinical ...........................	13,524	17,534	3,546	5,596
Selling, general and administrative expenses: ......................................................
Sales .........................................................	53,374	66,895	15,554	16,953
Marketing .................................................	9,949	14,470	2,901	4,682
General and administrative ...................	31,788	30,789	7,583	9,884
Loss from operations .......................................	(72,914)	(61,222)	(16,058)	(17,502)
Other income (expense), net(2) ..................	(22,194)	(35,151)	(4,946)	(14,843)
(Provision for) benefit from income taxes	(547)	(53)	72	—
Segment net loss ..............................................	$(95,655)	$(96,426)	$(20,932)	$(32,345)

(1)The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
(2)Other income (expense), net represents the consolidated amounts for interest income, interest expense, change in fair value of convertible note, change in fair value of common stock warrant liability, change in fair value of derivative liability and other income
(expense), net as shown on the consolidated statements of operations and comprehensive loss.
The Company derives revenue and has long-lived assets primarily in the United States of America.
Revenue by geography is further described in Note 3.
Cash, Cash Equivalents and Restricted Cash
The Company considers all highly liquid investments that are readily convertible to known amounts of cash and purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts.
The following table provides a reconciliation of cash, cash equivalents and restricted cash within the consolidated balance sheets to the total shown in the consolidated statements of cash flows (in thousands):

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Cash and cash equivalents ........................................................	$122,767	$51,367	$109,786
Restricted cash ............................................................................	4,467	4,475	4,475
Total cash, cash equivalents and restricted cash ...................	$127,234	$55,842	$114,261

As of December 31, 2023 and 2024 and March 31, 2025 (unaudited), restricted cash represents deposits held as security in connection with the Company’s facility lease agreements.
Fair Value of Financial Instruments
The Company measures certain financial assets and liabilities at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The accounting guidance establishes three levels of the fair value hierarchy as follows:
Level 1 - Observable inputs, such as quoted prices in active markets for identical assets or liabilities;
Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2023 and 2024 and March 31, 2025 (unaudited), the carrying amounts of the
Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities and market interest rates, if applicable. Management believes that the Company’s Term Loan and 2025 Convertible Notes bear interest at the prevailing market rates for instruments with similar characteristics; accordingly, the carrying value of these instruments approximate its fair value. Fair value accounting is applied to the 2022
Convertible Notes, common stock warrant liability and derivative liability. No convertible notes or derivative liability were outstanding as of December 31, 2024.
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Company maintains bank deposits in federally insured financial institutions and these deposits may at times exceed federally insured limits. To date, the
Company has not experienced any losses on its cash deposits. The Company currently has full control of its cash and cash equivalents balance.
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial
Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as
receiver. On March 13, 2023, the FDIC announced that it had transferred all insured and uninsured deposits and substantially all assets of SVB to a newly created, full-service FDIC-operated “bridge bank”
called Silicon Valley Bridge Bank, N.A. (“SVBB”), where depositors would have full access to their money immediately. On March 27, 2023, First Citizens BancShares, Inc. (“First Citizens Bank”) acquired SVBB from the FDIC and operated SVBB as Silicon Valley Bank, a division of First Citizens Bank. The Company successfully transferred all funds to another financial institution and did not incur any losses on its deposits as a result of SVB’s closure.
No single customer represented more than 10% of the Company’s revenue during the years ended
December 31, 2023 and 2024 or for the three months ended March 31, 2024 and 2025 (unaudited).
No single customer represented more than 10% of the Company’s accounts receivable as of
December 31, 2023 and 2024 and March 31, 2025 (unaudited).
Accounts Receivable
The Company performs ongoing credit evaluations of its customers’ financial conditions and generally extends credit to customers without requiring collateral. Accounts receivable are recorded at the amounts billed less estimated allowances for credit losses for any potential uncollectible amounts. The Company continually monitors customer payments and maintains an allowance for estimated losses resulting from a customer’s inability to make required payments. The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, geographic related risks and economic conditions that may affect a customer’s ability to pay. Accounts receivable are written-off and charged against an allowance for credit losses when the Company has exhausted collection efforts without success.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of assets, which generally ranges from two to five years. Leasehold improvements are amortized over the lesser of their useful life or the remaining life of the lease. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in results from operations in the period realized. Maintenance and repairs are expensed as incurred.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
Impairment of Long-Lived Assets
The Company reviews its long-lived assets, including property and equipment, for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining useful life of the long-lived assets in measuring whether they are recoverable. If the carrying value of the asset exceeds the estimated undiscounted future cash flows, a loss is recorded as the excess of the asset’s carrying value over its fair value. No assets were determined to be impaired during the years ended December 31, 2023 and 2024 or for the three months ended March 31, 2024 and 2025
(unaudited).
Deferred Offering Costs
The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of preferred stock or in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. No deferred offering costs were capitalized as of December 31, 2023. As of December 31, 2024 and March 31, 2025
(unaudited), deferred offering costs of $413,000 and $3.3 million, respectively, were capitalized within other non-current assets in the consolidated balance sheets.
Internal-Use Software
The Company capitalizes certain costs related to internal-use software during the application development stage. Costs related to planning and post implementation activities are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life, which is generally two years, after the product is deployed and ready for use. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized internal-use software costs are classified as a component of property and equipment, net.
Leases
At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time.
An ROU asset and corresponding lease liability are recorded on the consolidated balance sheets based on the present value of lease payments over the lease term. An ROU asset represents the right to control the use of an identified asset over the lease term and a lease liability represents the obligation to make lease payments arising from the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets. The Company uses its incremental borrowing rate to determine the present value of lease payments, as the discount rate implicit in the lease is not readily available. The lease terms used to calculate the ROU asset and related lease liabilities include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The
Company elected to account for contracts that contain lease and non-lease components as a single lease component. For the years ended December 31, 2023 and 2024 and the three months ended March 31,
2025 (unaudited), the Company’s only leases were for its facilities, which are classified as operating leases with lease expense recognized on a straight-line basis over the lease term. Variable lease costs, which primarily consist of common area maintenance, taxes, and utility charges are expensed as incurred. The Company does not have any finance leases.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
Term Loan
The Term Loan is accounted for at amortized cost. Original debt issuance costs are deferred and presented as a reduction to the carrying value of the Term Loan. Debt discount and debt issuance costs are amortized using the effective interest method and recorded in interest expense within the consolidated statements of operations and comprehensive loss. Refer to Note 8 for additional information.
2022 Convertible Notes
The Company issued convertible notes from September 2022 to December 2022 (the “2022 Convertible
Notes”) to certain investors (the “2022 Convertible Note Investors”), which were all converted to Series
F-1 redeemable convertible preferred stock in March 2023. Refer to Notes 9 and 10 for additional information. The 2022 Convertible Notes contained embedded features that provided the 2022
Convertible Note Investors with multiple settlement alternatives. Rather than accounting for the embedded features that qualified as derivatives separately, the Company elected to account for the 2022
Convertible Notes at fair value each reporting period. Debt issuance costs were expensed as incurred.
Until their conversion in March 2023, the Company recognized the changes in fair value (including interest) as change in fair value of convertible note within the consolidated statements of operations and comprehensive loss.
2025 Convertible Notes (unaudited)
The Company issued convertible notes in January 2025 and March 2025 (the “2025 Convertible Notes”)
to various investors and certain employees (the “Requisite Holders”), which are accounted for at amortized cost. Debt issuance costs are deferred and presented as a reduction to the carrying value of the 2025 Convertible Notes. The Company determined that certain features of the 2025 Convertible
Notes contain embedded derivatives that provide the Requisite Holders with multiple settlement alternatives and the embedded features that qualified as derivatives were accounted for separately. Debt discount and debt issuance costs are amortized using the effective interest method and recorded to interest expense within the consolidated statements of operations and comprehensive loss. The
Company recognized the changes in fair value of the derivative liability as change in fair value of derivative liability within the consolidated statements of operations and comprehensive loss. Refer to Note
9 and Note 13 for additional information.
Common Stock Warrants
The Company’s warrants to purchase common stock that were issued in connection with the Term Loan do not meet the equity indexation criteria and are classified as a liability. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized as change in fair value of common stock warrant within the consolidated statements of operations and comprehensive loss. Refer to Note 12 for additional information.
Embedded Derivatives
Prior to its refinancing in June 2024, the Term Loan contained certain prepayment features, default put option and default interest adjustment features that were determined to be embedded derivatives requiring bifurcation and separate accounting as a single compound derivative, as discussed in Note 13.
The impact of bifurcation of the embedded derivative on the date of issuance was reflected as a debt discount. The fair value of the derivative liability related to the Company’s Term Loan, as discussed in
Note 8, was estimated using a scenario-based analysis comparing the probability-weighted present value of the Term Loan payoff at maturity with and without the bifurcated features. This method isolates the value of the embedded derivative by measuring the difference in the host contract’s value with and without the isolated features. The resulting cash flows are discounted at the Company’s borrowing rate, as adjusted for fluctuations in the market interest rate from the inception of the Company’s comparative borrowings to the reporting date, to measure the fair value of the embedded derivative. Until its

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
derecognition in June 2024, the derivative liability was remeasured to fair value at each reporting period and the related change was reflected as change in fair value of derivative liability on the consolidated statements of operations and comprehensive loss.
The 2025 Convertible Notes contain certain settlement features and default put options that were determined to be embedded derivatives requiring bifurcation and separate accounting as a single compound derivative, as discussed in Note 13. The impact of bifurcation of the embedded derivatives on the date of issuance during the three months ended March 31, 2025 (unaudited) was reflected as a debt discount. The fair value of the derivative liability related to the Company’s 2025 Convertible Notes, as discussed in Note 9, were estimated using a scenario-based analysis comparing the probability-weighted present value of the 2025 Convertible Notes with and without the bifurcated features. This method isolates the value of the embedded derivatives by measuring the difference in the host contract’s value with and without the isolated features. To measure the fair value of the embedded derivatives, the resulting cash flows were discounted using appropriate discount rates that reflect the overall implied risk of the instruments based on their purchase prices and adjusted for fluctuations in the market and
Company interest rates when necessary. The derivative liability was remeasured to fair value at March 31,
2025 (unaudited) and the related change was reflected as change in fair value of derivative liability on the consolidated statements of operations and comprehensive loss for the three months ended March 31,
2025 (unaudited).
Redeemable Convertible Preferred Stock
The Company records redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of stockholders’ deficit because the preferred shares are contingently redeemable upon the occurrence of an event that is outside of the Company’s control. The Company has elected not to adjust the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such liquidation event will occur. The redemption value of each series of redeemable convertible preferred stock is equal to their respective original issue price plus accrued but unpaid dividends on Series C redeemable convertible preferred shares and all declared but unpaid dividends (if any) for other series of redeemable convertible preferred shares. In connection with the Series F redeemable convertible preferred stock financing, the cumulative dividends payable to holders of Series C redeemable convertible preferred stock upon a liquidation event were capped from $6.66 to $8.25 per share depending on the time of issuance, with an aggregate total of $88.5 million as of December 31, 2023 and 2024 and March
31, 2025 (unaudited). Refer to Note 10 for additional information.
Revenue Recognition
The Company sells its HeartFlow Platform to medical providers in the United States and in select international markets. The Company determines revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, the Company satisfies a performance obligation.
The Company identified a single performance obligation, which is comprised of a highly interdependent bundle of goods or services that are not distinct on their own but are as a group and consists of providing

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
implementation services and the requested analysis, including an image file and related licenses and support. Revenue recognition commences only after completion of installation, implementation and training for new customer accounts. The Company’s service consists of providing a visualization of the patient’s coronary arteries and enables physicians to create more effective treatment plans. This service is normally billable upon delivery of the analysis to the physician. Payment terms are generally net 30 days.
Substantially all of the Company’s revenue is from usage-driven fees and generated on a “pay-per-click”
basis each time a physician orders the Company’s HeartFlow FFRCT Analysis and Plaque Analysis. The
Company also derives revenue from subscription fees from customers accessing the Company’s hosted software service during the subscription period. During the years ended December 31, 2023 and 2024 and three months ended March 31, 2024 and 2025 (unaudited), 98.1%, 98.8%, 97.6% and 98.9% of revenue was from usage-driven fees, respectively, and the remainder was from subscription fees.
Revenue is recognized when control of these services is transferred to the customer, at an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.
The Company recognizes usage-driven fee revenue upon delivery of the requested analysis to the physician, which is when control of these services is transferred to the customer. The Company recognizes revenue on a straight-line basis over the contract term for subscriptions where the customer pays a fixed amount upfront for unlimited analyses. Contracts with customers typically include a fixed amount of consideration and are generally cancellable with 30 days’ written notice.
The transaction price consists of fixed consideration and variable consideration related to utilization and volume rebates for reimbursement claims from government and commercial payers which are known and determinable based on the number of analyses delivered within each quarterly period. The transaction price (inclusive of both fixed consideration and variable consideration that is not constrained) is recognized as revenue when control transfers. The Company uses a portfolio approach to estimate variable consideration using the expected value method.
Unbilled Receivables
Unbilled receivables generally represent revenue in which the Company has satisfied its performance obligation prior to invoicing. The Company records unbilled receivables within accounts receivable, net on the consolidated balance sheets, based on the Company’s unconditional right to payment at the end of the applicable period.
Contract Costs
Costs associated with product revenue include a flat rate commission per analysis and new customer site commissions as well as implementation and onboarding costs. The Company capitalizes new customer site commissions and certain implementation and onboarding costs that are considered to be incremental to the acquisition of new customer contracts.  Capitalized implementation and onboarding costs are amortized over an estimated period of benefit of two years and capitalized new site commission costs are amortized over an estimated period of benefit of three years. The estimated period of benefit is determined by evaluating average customer life, the nature of the related benefit, and the specific facts and circumstances of its arrangements. The Company evaluates these assumptions at least annually and periodically reviews whether events or changes in circumstances have occurred that could impact the period of benefit.
The Company expenses flat rate commissions when incurred as commensurate with its usage-driven fee revenue recognition and amortizes capitalized new customer site commissions to selling, general and administrative expense in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2023, new site commission costs were not capitalized as the amount was not material. The Company amortizes capitalized implementation and onboarding costs to cost of revenue in the consolidated statements of operations and comprehensive loss. Short-term capitalized contract costs

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
are included in prepaid expenses and other current assets and the long-term portion is included in other non-current assets in the consolidated balance sheets.
Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied. It includes contract liabilities and amounts that will be invoiced and recognized as revenue in future periods and does not include contracts where the customer is not committed. The customer is not considered committed when they are able to terminate for convenience without payment of a substantive penalty under the contract. Additionally, as a practical expedient, the Company has not disclosed the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.
Contract Liabilities
The Company records contract liabilities when billings or payments are received in advance of revenue recognition from subscription services. The contract liabilities balance is reduced as the revenue recognition criteria are met, generally within 12 months. Once services are available to customers, the
Company records amounts due in accounts receivable, net and contract liabilities within accrued expenses and other current liabilities on the consolidated balance sheets. To the extent the Company bills customers in advance of the billing period commencement date, the accounts receivable and corresponding contract liabilities amount are netted to zero on the consolidated balance sheets, unless such amounts have been paid as of the balance sheet date.
Cost of Revenue
Cost of revenue includes, but is not limited to, personnel and related expenses, stock-based compensation costs, third-party hosting fees, amortization of capitalized internal-use software, amortization of contract fulfillment costs as well as royalties associated with technology licenses used in connection with the delivery of the Company’s HeartFlow Platform and allocated overhead, including rent, equipment, depreciation, technology services and utilities, related to the Company’s production team. The role of the production team is to support the Company’s patient case volume revenue by performing defined quality-related activities on CCTA scans submitted by its customers for analysis. The production team also supports activities in the Company’s clinical trials and research and development, which are allocated as research and development expense.
Research and Development
Costs related to research, design, development, clinical studies, regulatory activities, and medical affairs are charged to research and development and are expensed as incurred. These costs include, but are not limited to, personnel and related expenses, clinical trials, stock-based compensation costs, third-party consulting costs, the portion of the costs incurred by the production team to support clinical trials and research and development efforts, and allocated overhead, including rent, equipment, depreciation and utilities.
Clinical Trials
The Company accrues and expenses costs for its clinical trial activities performed by third parties, including clinical research organizations and other service providers, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. The Company determines these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with clinical research organizations and other service providers and the agreed-upon fee to be paid for such services.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs includes design and production costs, including website development, testimonial videos, written media campaigns and other items.
Advertising costs of $778,000, $1,538,000, $327,000 and $384,000 was expensed during the years ended December 31, 2023 and 2024, and three months ended March 31, 2024 and 2025 (unaudited), respectively.
Stock-Based Compensation
The Company accounts for share-based payments at fair value. The grant date fair value of options granted is measured using the Black-Scholes option pricing model. Option awards vest based on the satisfaction of a service requirement and stock-based compensation expense is recorded on a straight-
line basis over the applicable service period, which is generally four years. For performance-based stock options, the Company will assess the probability of performance conditions being achieved in each reporting period. The amount of stock-based compensation expense recognized in any one period related to performance-based stock options can vary based on the achievement or anticipated achievement of the performance conditions. Forfeitures are recognized in the period in which the forfeiture occurs.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As a result of the history of net operating losses, the
Company has provided for a full valuation allowance against the deferred tax assets for assets that are not more-likely-than-not to be realized.
The Company applies a comprehensive model for the recognition, measurement, presentation and disclosure in the consolidated financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit in the financial statements as the largest benefit that has a greater than 50% likelihood of being sustained upon settlement. Significant judgment is required to evaluate uncertain tax positions. Changes in facts and circumstances could have a material impact on the Company’s effective tax rate and results of operations.
The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations and comprehensive loss.
Comprehensive Loss
Comprehensive loss is comprised of net loss and foreign currency translation gains and losses.
Foreign Currency
The functional currency of the Company’s foreign subsidiaries is the local currency except for HeartFlow
International Sarl, which was the U.S. Dollar. For all non-functional currency balances, the remeasurement of such balances to the functional currency results in either a foreign exchange transaction gain or loss, which is recorded within other income, net within the consolidated statements of operations and comprehensive loss. The Company recognized foreign exchange transaction losses of
$172,000, $269,000, $137,000 and $357,000 during the years ended December 31, 2023 and 2024, and three months ended March 31, 2024 and 2025 (unaudited), respectively. During the years ended
December 31, 2023 and 2024, and three months ended March 31, 2024 and 2025 (unaudited), the

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
Company recognized $504,000, $271,000, $(1,000) and $236,000 of foreign currency translation (gain)
loss, respectively, in the statements of comprehensive loss related to foreign subsidiaries which have local functional currencies.
Net Loss Per Share Attributable to Common Stockholders
Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, common stock warrants and stock options are considered to be potentially dilutive securities.
Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock and common stock subject to repurchase are considered participating securities. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Diluted net loss per share is the same as basic net loss per share because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss position during the years ended December 31, 2023 and 2024 and three months ended March
31, 2024 and 2025 (unaudited).
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards
Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our
Business Startups Act of 2012 and has elected not to “opt out” of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either i) irrevocably elects to “opt out” of such extended transition period or ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.
Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued Account Standards Update (“ASU”) 2020-06, Debt-Debt with
Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own
Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own
Equity. The amendment simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The new standard requires entities to provide expanded disclosures about the terms and features of convertible instruments, how the instruments have been reported in the entity’s financial statements, and information about events, conditions, and circumstances that can affect how to assess the amount or timing of an entity’s future cash flows related to those instruments. On January 1, 2024, the Company adopted ASU
2020-06, which had an immaterial impact on its financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to
Reportable Segment Disclosures. The amendment expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker
(“CODM”), the amount and description of other segment items, permits companies to disclose more than one measure of segment profit or loss, and requires all annual segment disclosures to be included in the

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
interim periods. The amendments do not change how an entity identifies its operating segments, aggregates those operating segments, or applies quantitative thresholds to determine its reportable segments. During the year ended December 31, 2024, the Company adopted ASU 2023-07, which had a disclosure only impact on its financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income
Tax Disclosures, which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. This guidance is effective for annual periods beginning after December 15, 2024. The adoption of ASU 2023-09 is expected to have a disclosure only impact on the Company’s financial statements for the year ended December 31, 2025.
In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive
Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement
Expenses, which requires more detailed disclosures about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15,
2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments may be applied either (i) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (ii) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this pronouncement on the disclosures in its consolidated financial statements.
3. Revenue and Contract Balances
Disaggregation of Revenue
The following table summarizes total revenue from customers by geographic region (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
United States ...............................................................	$77,725	$115,036	$24,394	$34,298
United Kingdom ...........................................................	4,492	5,185	1,210	1,452
Japan.............................................................................	4,003	4,297	979	1,194
Rest of Europe .............................................................	954	1,290	260	261
Total revenue ...............................................................	$87,174	$125,808	$26,843	$37,205

Revenues by geography are determined based on the region of the Company's contracting entity, which may be different than the region of the customer.
Contract Balances
Unbilled receivables included within accounts receivable on the consolidated balance sheets as of
December 31, 2023 and 2024 and March 31, 2025 (unaudited) was $342,000, $574,000 and $861,000, respectively.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
The following table provides the breakdown of capitalized contract costs on the consolidated balance sheets (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2025
			(unaudited)
Balance at beginning of period ..................................................	$2,077	$2,941	$6,154
Contract costs capitalized ..........................................................	3,081	6,952	2,064
Contract costs amortized ............................................................	(2,217)	(3,739)	(1,307)
Balance at end of period .............................................................	$2,941	$6,154	$6,911

The following table provides the breakdown of contract liabilities included within accrued expenses and other current liabilities on the consolidated balance sheets (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2025
			(unaudited)
Balance at beginning of period ..................................................	$118	$498	$182
Contract liabilities added ............................................................	470	—	—
Contract liabilities recognized as revenue ...............................	(90)	(316)	(27)
Balance at end of period .............................................................	$498	$182	$155

4. Fair Value Measurement
The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Money market funds included in cash and cash equivalents ...............................................	$115,636	$—	$—	$115,636
Total ....................................................................	$115,636	$—	$—	$115,636
Liabilities
Common stock warrant liability ......................	$—	$—	$4,440	$4,440
Derivative liability ..............................................	—	—	903	903
Total ....................................................................	$—	$—	$5,343	$5,343

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Money market funds included in cash and cash equivalents ...............................................	$36,882	$—	$—	$36,882
Total ....................................................................	$36,882	$—	$—	$36,882
Liabilities
Common stock warrant liability ......................	$—	$—	$20,835	$20,835
Total ....................................................................	$—	$—	$20,835	$20,835

	March 31, 2025 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets
Money market funds included in cash and cash equivalents ...............................................	$48,363	$—	$—	$48,363
Total ....................................................................	$48,363	$—	$—	$48,363
Liabilities
Common stock warrant liability ......................	$—	$—	$22,441	$22,441
Derivative liability ..............................................	—	—	40,945	40,945
Total ....................................................................	$—	$—	$63,386	$63,386

The following tables present a reconciliation of the Company’s financial liabilities measured at fair value as of December 31, 2023 and 2024 and March 31, 2025 (unaudited) using significant unobservable inputs
(Level 3), and the change in fair value (in thousands):

2022 Convertible Notes
Fair value as of January 1, 2023 .....................................................................................................	$56,066
Change in fair value ...........................................................................................................................	5,120
Derecognition of convertible notes upon conversion into redeemable convertible preferred stock .....................................................................................................................................................	(61,186)
Fair value as of December 31, 2023 ...............................................................................................	$—

The 2022 Convertible Notes, which are not regularly traded, are classified as Level 3, since their values cannot be determined by using readily observable inputs or measures, such as market prices (see Note
9). The fair value of the 2022 Convertible Notes was estimated as the sum of its components (conversion features and the debt component) as of the issuance dates and as of the subsequent balance sheet dates. To value each of the conversion features, a “with and without” methodology was employed. The debt component was valued using a discounted cash flow method that measured the net present value of

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
the principal and interest payments to be received by the holders of the 2022 Convertible Notes
(excluding the conversion features) through the estimated maturity date.

Common Stock Warrant Liability
Fair value as of January 1, 2023 .....................................................................................................	$2,120
Change in fair value ...........................................................................................................................	2,320
Fair value as of December 31, 2023 ...............................................................................................	4,440
Change in fair value ...........................................................................................................................	16,395
Fair value as of December 31, 2024 ...............................................................................................	20,835
Change in fair value (unaudited) ......................................................................................................	1,606
Fair value as of March 31, 2025 (unaudited) .................................................................................	$22,441

In determining the fair value of the common stock warrant liability, the Company used the Black-Scholes option pricing model to estimate the fair value using unobservable inputs including the expected term, expected volatility, risk-free interest rate and dividend yield (see Note 12).

Term Loan Derivative Liability
Fair value as of January 1, 2023 .....................................................................................................	$5,061
Change in fair value ...........................................................................................................................	(4,158)
Fair value as of December 31, 2023 ...............................................................................................	903
Change in fair value ...........................................................................................................................	222
Derecognition in connection with debt refinancing .......................................................................	(1,125)
Fair value as of December 31, 2024 ...............................................................................................	$—

In determining the fair value of the term loan derivative liability, a two-step valuation approach was employed, which included a probability-weighted scenario valuation method, the Black-Scholes-Merton method, and the option pricing method, using unobservable inputs (see Note 13), which are classified as
Level 3 within the fair value hierarchy, and then comparing the instrument’s value with and without the derivative features to estimate their combined fair value. The debt instrument is carried at amortized cost, which approximates its fair value.

2025 Convertible Notes Derivative Liability (unaudited)
Fair value as of January 1, 2025 ....................................................................................	$—
Recognition in connection with convertible notes offering (unaudited) ....................	31,900
Change in fair value (unaudited) .....................................................................................	9,045
Fair value as of March 31, 2025 (unaudited) ................................................................	$40,945

In determining the fair value of the convertible notes derivative liability, a two-step valuation approach was employed, which included a probability-weighted scenario valuation method, the Monte Carlo Simulation method, and the option pricing method, using unobservable inputs (see Note 13), which are classified as
Level 3 within the fair value hierarchy, and then comparing the instrument’s value with and without the

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
derivative features to estimate their combined fair value. The debt instrument is carried at amortized cost, which approximates its fair value.
5. Balance Sheet Components
Allowance for Credit Losses
The following table presents a reconciliation of the allowance for credit losses (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2025
			(unaudited)
Balance at beginning of period ..................................	$212	$1,058	$814
Additions .......................................................................	1,190	—	—
Write-offs .......................................................................	(344)	(244)	(72)
Balance at end of period ............................................	$1,058	$814	$742

Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are comprised of the following (in thousands):

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Prepaid expenses ........................................................................	$2,583	$3,017	$3,633
Contract costs, current ................................................................	1,953	2,453	2,453
Other ..............................................................................................	598	662	455
Total prepaid expenses and other current assets .................	$5,134	$6,132	$6,541

Property and equipment, net
Property and equipment consisted of the following (in thousands):

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Property and equipment at cost:
Computer equipment and software ...........................................	$8,842	$4,489	$4,489
Furniture, fixtures and equipment .............................................	1,095	1,233	1,233
Capitalized internal-use software ..............................................	48,535	52,606	53,542
Leasehold improvements ...........................................................	2,057	2,057	2,079
Construction in progress .............................................................	57	27	176
Total property and equipment ..............................................	60,586	60,412	61,519
Less: Accumulated depreciation and amortization .................	(50,665)	(51,492)	(52,864)
Property and equipment, net ....................................................	$9,921	$8,920	$8,655

The Company capitalized certain internal-use software costs totaling $4.6 million, $4.1 million, $796,000 and $936,000, including stock-based compensation of $408,000, $393,000, $77,000 and $6,000 related to internal-use software development efforts, during the years ended December 31, 2023 and 2024, and

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
three months ended March 31, 2024 and 2025 (unaudited), respectively. Amortization of capitalized internal-use software totaled $3.2 million, $3.7 million, $733,000 and $1.0 million for the years ended
December 31, 2023 and 2024, and three months ended March 31, 2024 and 2025 (unaudited), respectively.
Depreciation and amortization expense related to property and equipment, excluding capitalized internal-
use software, was $1.5 million, $1.7 million, $471,000 and $370,000 for the years ended December 31,
2023 and 2024, and three months ended March 31, 2024 and 2025 (unaudited), respectively.
Other Non-Current Assets
Other non-current assets are comprised of the following (in thousands):

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Contract costs, net .......................................................................	$988	$3,701	$4,458
Deferred offering costs ................................................................	—	413	3,323
Other ..............................................................................................	267	252	249
Total other non-current assets ..................................................	$1,255	$4,366	$8,030

Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities are comprised of the following (in thousands):

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Accrued payroll and related expenses .....................................	$15,228	$18,206	$20,758
Customer contract and rebate liabilities ...................................	2,109	1,041	3,421
Accrued royalty ............................................................................	1,604	736	1,149
Accrued professional fees ..........................................................	1,188	1,672	7,597
Accrued clinical trial expenses ..................................................	1,148	1,215	1,363
Other ..............................................................................................	3,513	2,449	1,695
Total accrued expenses and other current liabilities .............	$24,790	$25,319	$35,983

6. Leases
The Company leases office space in Mountain View, California, Santa Rosa, California, Austin, Texas,
and Tokyo, Japan.
Mountain View, California
In August 2021, the Company entered into a facility lease agreement with MV Campus Owner, LLC. (the
“Landlord”), for approximately 61,000 rentable square feet in Mountain View, California through August
2030. The Company received a tenant improvement allowance of $1.8 million, in which the remaining unused amount of $1.4 million was credited against rent expense during the year ended December 31,
2023. In connection with the lease, the Company established a standby letter of credit for the benefit of the landlord in the amount of $4.3 million in August 2021, which is classified as non-current restricted cash on the consolidated balance sheets as of December 31, 2023 and 2024 and March 31, 2025
(unaudited).

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
Santa Rosa, California
In October 2024, the Company entered into an agreement to sublease approximately 4,000 rentable square feet of office space in Santa Rosa, California for 29 months commencing on November 1, 2024. In connection with this sublease, the Company paid a security deposit of $8,000 and recorded an ROU asset and lease liability of $169,000.
Austin, Texas
In January 2023, the Company amended its facility lease agreement in Austin, Texas, which provides for approximately 26,000 square feet of space, to extend the lease term which expired in November 2023 with a five-year renewal option to December 2025 with no renewal option. In connection with the lease amendment, the Company recorded a reduction of $1.8 million in ROU asset and lease liability from the remeasurement that previously included the renewal option during the year ended December 31, 2023. In
March 2025, the Company amended the lease for its Austin, Texas facility to extend the lease term an additional 12 months through December 2026 and recorded an ROU asset and lease liability of $561,000 in connection with the lease extension. A security deposit of $150,000 was recorded as non-current restricted cash as of December 31, 2023 and March 31, 2025 (unaudited) and as current restricted cash as of December 31, 2024, on the consolidated balance sheets related to this lease.
Tokyo, Japan
The Company has one non-cancellable operating lease for its facility in Tokyo, Japan which was set to expire in November 2024. In April 2024, the Company entered into an agreement to extend the lease for an additional three years through November 2027. In connection with the new lease agreement, the
Company recorded an ROU asset and lease liability of $420,000.
Operating lease cost consisted of the following (in thousands):

	December 31,		March 31,
	2023	2024	2024	2025
			(unaudited)
Operating lease cost .........................................	$4,906	$4,900	$1,222	$1,251
Variable lease cost ............................................	1,120	1,597	378	363
Total lease cost ..................................................	$6,026	$6,497	$1,600	$1,614

Cash paid for amounts included in the measurement of operating lease liabilities during the years ended
December 31, 2023 and 2024, and the three months ended March 31, 2024 and 2025 (unaudited) was
$4.1 million, $5.2 million, $1.3 million and $1.4 million, respectively.
The following table summarizes the maturities of the aggregate lease payments under the Company’s operating lease liabilities as of December 31, 2024 and March 31, 2025 (unaudited) (in thousands):

	December 31,	March 31,
	2024	2025
Operating Leases:		(unaudited)
2025 ..........................................................................................................................	$5,647	$4,243
2026 ..........................................................................................................................	5,109	5,797
2027 ..........................................................................................................................	5,177	5,185
2028 ..........................................................................................................................	5,155	5,155
2029 ..........................................................................................................................	5,309	5,309
Thereafter ................................................................................................................	3,645	3,645

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements

Total minimum lease payments ............................................................................	30,042	29,334
Less: Amount of lease payments representing interest ..............................	6,089	5,708
Present value of future minimum lease payments ............................................	$23,953	$23,626
Less: current portion .........................................................................................	5,416	5,453
Operating lease liabilities, net of current portion ...............................................	$18,537	$18,173

The following table summarizes additional information related to the Company’s operating leases (in thousands, except weighted-average data):

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Right-of-use assets .....................................................................	$20,961	$18,805	$18,642
Weighted-average remaining lease term (years) ...................	6.5	5.5	5.2
Weighted-average discount rate ...............................................	9.0%	9.0%	9.2%

7. Commitments and Contingencies
Royalty Commitments
The Company has entered into various exclusive technology licensing agreements and other software licensing agreements. The terms of the agreements require the Company to make annual royalty payments in fixed amounts as well as certain milestone and revenue-based payments. The revenue-
based royalty percentage is in the low single digits, subject to reductions and offsets in certain circumstances with a minimum royalty commitment of $50,000 annually. Future minimum royalty commitments due under the terms of these exclusive agreements as of December 31, 2024 and March
31, 2025 (unaudited) are as follows (in thousands):

	December 31,	March 31,
	2024	2025
Minimum Royalty Commitments:		(unaudited)
2025 ..........................................................................................................................	$50	$—
2026 ..........................................................................................................................	50	50
2027 ..........................................................................................................................	50	50
2028 ..........................................................................................................................	50	50
2029 ..........................................................................................................................	50	50
Thereafter .................................................................................................................	50	50
Total minimum royalty commitments ....................................................................	$300	$250

The Company incurred royalty expense of $2.1 million, $1.5 million, $336,000 and $414,000 for the years ended December 31, 2023 and 2024, and three months ended March 31, 2024 and 2025 (unaudited), respectively.
Purchase Commitments
Open purchase commitments consist of agreements to purchase of goods and services entered into in the ordinary course of business. These amounts were not recorded as liabilities on the consolidated balance sheets as of December 31, 2024 as the Company had not yet received the related goods or services. As of December 31, 2024 and March 31, 2025 (unaudited), the Company had estimated open

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
purchase commitments for goods and services of $5.2 million and $4.3 million over the next four and three years, respectively.
Contingencies
The Company is not involved in any pending legal proceedings that it believes could have a material adverse effect on its financial condition, results of operations or cash flows. The Company may pursue or be subject to litigation and other legal actions from time to time arising in the ordinary course of business, including intellectual property, products liability, breach of contract, commercial, employment, and other similar claims which could have an adverse impact on its reputation, business and financial condition and divert the attention of its management from the operation of its business. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. There were no contingent liabilities requiring accrual or disclosures as of
December 31, 2023 and 2024 and March 31, 2025 (unaudited).
Indemnifications
The Company provides general indemnifications to management and the members of the Company’s board of directors (the “Board of Directors”) when they act, in good faith, in the best interest of the
Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote. The Company also maintains insurance coverage that would generally enable the Company to recover a portion of any future amounts paid.
8. Term Loan
Initial Term Loan
On January 19, 2021, the Company entered into a Credit Agreement with Hayfin Services, LLP (“Hayfin”)
for total borrowings of up to $70.0 million (the “Initial Term Loan”). The Company received net cash proceeds of $68.1 million, after deducting $1.3 million of lender fees as a discount to the debt, and
$629,000 of debt issuance costs. The Company also issued a warrant to the lender to purchase a total of
315,810 shares of its common stock. The fair value of the warrant was $4.3 million as of the issuance date, which was accounted for as a debt discount. Refer to Note 12 for additional information.
New Money Term Loan
On March 17, 2022, the Company entered into Amendment No. 1 to the Credit Agreement with Hayfin for an additional $50.0 million term loan (the “New Money Term Loan”), collectively with the Initial Term Loan,
(the “Term Loan”). Additionally, certain terms of the Initial Term Loan were amended. The Company received net cash proceeds of $49.2 million, after deducting $820,000 of lender fees as a discount to the debt. The Company also issued an additional warrant to the lender to purchase a total of 225,579 shares of common stock. The fair value of the warrant was $3.5 million as of the issuance date, which was accounted for as a debt discount. Refer to Note 12 for additional information.
Other Amendments
The Company entered into Amendments No. 2 and No. 3 to the Credit Agreement in September 2022 and
December 2022, respectively, which enabled the Company to issue Subordinated Convertible Promissory
Notes and to increase the aggregate principal of the Subordinated Convertible Promissory Notes that can be issued to $42.0 million (see Note 9).
In the first quarter of 2023, the Company entered into three amendments to the Credit Agreement with
Hayfin. In March 2023, the Company entered into Amendment No. 4 and Waiver to Credit Agreement with
Hayfin to temporarily waive various covenant requirements that had not been met through the waiver date

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
and to enable the Company to amend certain terms of the Credit Agreement. Under Amendment No. 4, as part of the Series F redeemable convertible preferred stock financing closing (see Note 10), the Company issued to Hayfin 4,269,801 warrants for shares of common stock for no consideration and committed to sell 2,689,375 and 3,508,156 shares of Series F-1 and Series F redeemable convertible preferred stock, respectively. These shares were issued to Hayfin Heartflow UK Limited upon Convertible Note conversion and upon the initial closing of Series F redeemable convertible preferred stock with the same terms as all other investors. In March 2023, the Company entered into Amendment No. 5 to the Credit Agreement with
Hayfin, which required the Company’s securities at JPMorgan Chase Bank to become a “Controlled
Account”, as defined by the Credit Agreement. Also in March 2023, the Company entered into
Amendment No. 6 to the Credit Agreement with Hayfin, which permitted the reacquisition of 300,000 shares of common stock from an employee/founder of the Company. In connection with these amendments, the Company paid $94,000 in lender fees, which were recorded as a debt discount.
Amendments No. 4 through No. 6 were accounted for as debt modifications for accounting purposes.
2024 Credit Agreement
On June 14, 2024, the Company entered into a Credit Agreement and Guaranty (the “2024 Credit
Agreement”) with Hayfin for a $138.1 million term loan (the “2024 Term Loan”) to refinance its outstanding loan obligations under the 2021 Credit Agreement, as amended (the “2021 Credit Agreement”). In addition, in connection with the 2024 Term Loan, the Company entered into several other adjoining agreements with Hayfin. The 2024 Term Loan extended the maturity date from January 19, 2026 to
June 14, 2028. The 2024 Credit Agreement was accounted for as a debt modification for accounting purposes.
On January 24, 2025, in connection with the issuance of the 2025 Convertible Notes, the Company entered into Amendment No.1 to the 2024 Credit Agreement, in which Hayfin converted $23.0 million of principal under the 2024 Term Loan to 2025 Convertible Notes under the same terms as the other purchasers of the 2025 Convertible Notes. The principal balance outstanding under the 2024 Term Loan, as amended, is $115.1 million as of March 31, 2025 (unaudited). The amendment was accounted for as a debt modification for accounting purposes.
Prepayment Terms and Other Fees
Any prepayment or repayment of the principal balance are subject to an exit fee. The Company is accreting the exit fee over the loan term using the effective interest method. Under the 2024 Term Loan, the Company has the option to prepay the 2024 Term Loan subject to a prepayment fee of 1.5% for prepayments after the second anniversary but on or prior to the third anniversary of the 2024 Term Loan and a prepayment fee of 3% for prepayments thereafter. The Company must repay the loan in full immediately upon the occurrence of a change in control. In addition, immediately upon the consummation of an IPO or SPAC, as defined in the terms of the 2024 Credit Agreement, the Company shall repay the
2024 Term Loan in an amount equal to the lesser of (i) the net cash proceeds of such IPO or SPAC in excess of $150.0 million and (ii) $35.0 million. In connection with Amendment No.1 to the 2024 Term Loan in January 2025, the amount immediately payable upon the consummation of an IPO or SPAC, as defined in the terms of the 2024 Credit Agreement, was amended where repayment of the 2024 Term Loan will be at an amount equal to the lesser of (i) the net cash proceeds of such IPO or SPAC in excess of $150.0 million and (ii) $50.0 million (or $55.0 million if the underwriters exercise any portion of their option to purchase additional shares).
On June 14, 2024, concurrently with entering the 2024 Credit Agreement, the Company signed a fee letter agreement with Hayfin under which the Company agreed to pay $9.2 million in fees to Hayfin, which consists of a 3% exit fee and 3% early prepayment fee due under the 2021 Credit Agreement in the amount of $8.3 million payable in sixteen equal quarterly installments of approximately $518,000 through
March 31, 2028, agent fees of $150,000, due in annual installments of $30,000 through March 31, 2028 and an upfront fee of $721,000. The Company paid the $721,000 upfront fee and $30,000 agent fee upon

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
the closing of the 2024 Term Loan. The exit fee and early prepayment fee must be repaid in full immediately upon the occurrence of a financing event, including, but not limited to, any IPO, SPAC, or issuance of convertible notes or equity. The exit fee and early prepayment fee remaining under the original terms of the 2024 Term Loan, which were immediately due and payable upon issuance of the
2025 Convertible Notes was amended in January 2025 to be immediately due and payable upon the next occurrence of a financing event as described above.
Interest
The Initial Term Loan had an interest rate equal to the sum of the applicable margin of 6.0% plus the higher of SOFR and 1.0%, and the New Money Term Loan had an interest rate equal to the sum of the applicable margin of 15.25% plus the higher of the adjusted term for such interest period and 1.0%.
Interest payments are due quarterly. The Company may elect to pay the quarterly interest in-kind (“PIK”)
through the last interest period ending before the second anniversary of the original Credit Agreement.
However, if the Company elects to pay interest in-kind after the first anniversary, the applicable margin increases by 1.0%.
With respect to the New Money Term Loan, the Company may elect to pay PIK Interest, provided that, (i)
prior to December 31, 2023, a minimum of 3% per annum shall be payable in cash and (ii) on or after
December 31, 2023, a minimum of 6% per annum shall be payable in cash. During the year ended
December 31, 2023, $144,000 of interest was paid-in-kind and was added to the outstanding principal balance of the Term Loan.
The 2024 Term Loan bears interest at a floating per annum rate in an amount equal to the sum of (i) 7.0%
(or 6.0% if the alternative base rate (“ABR”) is in effect) plus (ii) the greater of (x) the forward-looking term rate based on SOFR for a respective tenor (or the alternative base rate, if applicable), and (y) 2.0%. The
ABR equals to the sum of (i) 6.0% plus (ii) the greater of (1) the Wall Street Journal Prime Rate, plus
0.5%, (2) the Federal Reserve Bank of New York rate plus 0.5% or (3) CBA Term SOFR for one month tenor plus 1.0%. The Company has the option to pay interest in-kind at the rate equal to the cash interest rate plus 1.0%.
Debt Issuance Costs and Debt Discount
Debt issuance costs include third-party costs incurred in connection with the original Credit Agreement.
Debt discount includes fees paid to the lender, warrants issued to the lender and the embedded derivative liability as described below.
Prior to the refinancing of the 2021 Credit Agreement with the 2024 Term Loan (the “2024 Term Loan
Refinancing”), certain prepayment features of the Term Loan, default put option and default interest adjustment features were determined to be embedded derivatives requiring bifurcation and separate accounting for at fair value as a single compound derivative. The fair value of the derivative liability was
$2.1 million, as of the issuance date in January 2021, and is remeasured to fair value at each reporting period. In connection with the 2024 Term Loan Refinancing, the associated current fair value of the derivative liability of $1.1 million was remeasured at the date of refinancing and was derecognized and recorded as a debt discount to the 2024 Term Loan. Refer to Note 13 for additional information.
In connection with the conversion of $23.0 million of principal under the 2024 Term Loan to 2025
Convertible Notes under Amendment No.1 to the 2024 Credit Agreement in January 2025, $239,000 of
pro-rata debt discount under the 2024 Term Loan was reclassified as a debt discount under the 2025
Convertible Notes.
The debt issuance costs and debt discount are classified as an offset to the Term Loan on the consolidated balance sheets, and is accreted over the loan term using the effective interest method.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2023, the effective interest rate of the Initial Term Loan and the New Money Term
Loan was 16.1% and 26.8%, respectively. As of December 31, 2024 and March 31, 2025 (unaudited), the effective interest rate of the 2024 Term Loan was 16.0% and 15.2%, respectively.
Collateral and Covenants
The 2024 Term Loan is collateralized by substantially all of the Company’s assets. The 2024 Credit
Agreement contains certain customary representations and warranties, covenants, events of default, termination provisions and affirmative and negative covenants, including, among others, covenants that limit or restrict the Company’s (and its subsidiaries) ability to incur additional indebtedness, grant liens, merge or consolidate, make acquisitions, pay dividends or other distributions or repurchase equity, make investments, dispose of assets and enter into certain transactions with affiliates, in each case subject to certain exceptions. Events of default include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material contracts and events constituting a change of control. Upon the occurrence of an event of default, the interest rate applicable to the 2024 Term Loan shall increase by
3.0% per annum and the outstanding principal balance, along with any accrued interest, shall become immediately due and payable. The Company is subject to financial covenants which requires the
Company to maintain a $25.0 million minimum liquidity balance in cash and cash equivalents at all times and minimum net sales for twelve consecutive month periods ending on the last day of a fiscal quarter, which is not tested as long as the Company maintains minimum liquidity of at least $60.0 million and there has been no decline in net sales for two-consecutive fiscal quarters at the end of such fiscal quarter. The minimum twelve months trailing net sales covenant increases each quarter and is $70.0 million for the quarter ended March 31, 2024 up to a minimum net sales amount of $110.0 million for the quarter ended
June 30, 2025 and each quarter thereafter. In connection with Amendment No.1 to the 2024 Term Loan in
January 2025, the minimum liquidity cash balance covenant under the 2024 Term Loan was reduced to
$15.0 million from the previous $25.0 million. Other non-financial covenants are outlined in the 2024
Credit Agreement.
As of December 31, 2024 and March 31, 2025 (unaudited), the Company was in compliance with the
2024 Term Loan covenants.
Debt Components
The components of the Term Loan are as follows (in thousands):

	December 31,		March 31,
	2023	2024	2025
			(unaudited)
Principal value of Term Loan ......................................................	$120,000	$138,137	$115,137
PIK interest added to principal ...................................................	18,118	—	—
Accreted exit fee ..........................................................................	1,819	567	770
Debt discount ...............................................................................	(5,664)	(2,095)	(1,910)
Debt issuance costs ....................................................................	(265)	(178)	(166)
Total Term Loan ..........................................................................	$134,008	$136,431	$113,831

The 2024 Term Loan was classified as long-term on the consolidated balance sheets as of December 31,
2023 and 2024 and March 31, 2025 (unaudited).  As of December 31, 2023, the estimated fair value of the Term Loan was $132.4 million. As of December 31, 2024 and March 31, 2025 (unaudited), the
Company believes the fair value of the 2024 Term Loan approximates its carrying value due to the relatively close proximity of the 2024 Term Loan Refinancing and amendment to the balance sheet date.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
9. Convertible Notes
2022 Convertible Notes
During the period from September 2022 through December 2022, the Company issued convertible promissory notes to the 2022 Convertible Note Investors, with an aggregate principal amount of $40.0 million. The 2022 Convertible Notes bore interest at a rate of 8% per annum, compounded monthly. The aggregate principal amount and interest accrued on the 2022 Convertible Notes was due September 30,
2026, and could not be prepaid by the Company without the consent of a majority of the 2022 Convertible
Note Investors.
The principal and accrued interest on the 2022 Convertible Notes was subject to automatic conversion upon a Qualified Financing (defined as a transaction or series of transactions in which the Company sells shares of its capital stock for cash proceeds of at least $100 million, including the 2022 Convertible
Notes) at a conversion price equal to 67% of the price per share paid by the investors purchasing such capital stock in such Qualified Financing. Upon a Non-Qualified Financing, whereby the cash proceeds are less than $100 million, upon the written consent of a majority of the 2022 Convertible Note Investors, the 2022 Convertible Notes shall convert on the same terms as a Qualified Financing.
The 2022 Convertible Notes were also subject to repayment upon a Change of Control. A Change of
Control is defined as a sale of all or substantially all of the Company’s assets, a merger or business combination with a change in more than 50% of the voting interest, or after a person or group, directly or indirectly, owns more than 35% of the capital stock of the Company after the Company becomes publicly traded.
In March 2023, the Company completed a Qualified Financing and all of the 2022 Convertible Notes,
including principal and interest, were converted into 21,465,064 shares of Series F-1 redeemable convertible preferred stock and the Company derecognized the 2022 Convertible Notes from its consolidated balance sheets. The Company remeasured the fair value of the 2022 Convertible Notes immediately before the conversion and recognized a loss of $5.1 million from the change in fair value within the consolidated statements of operations and comprehensive loss for the year ended
December 31, 2023.
2025 Convertible Notes (unaudited)
In January and March 2025, the Company issued convertible promissory notes to Requisite Holders in the aggregate amount of $98.3 million, which was comprised of $74.0 million in aggregate principal amount of notes issued for cash consideration, $1.3 million in aggregate principal amount of notes issued in lieu of cash compensation to certain employees and $23.0 million in aggregate principal amount of notes issued from the conversion of principal under the 2024 Term Loan. Net cash proceeds was $72.7 million after deducting $1.2 million of debt issuance costs, of which $1.1 million was unpaid as of March
31, 2025 (unaudited).
The 2025 Convertible Notes are due and payable in full 48 months from the issue date. Upon completion of an IPO transaction, the 2025 Convertible Notes shall automatically convert into shares of the
Company’s common stock at the IPO price per share at the lower of a 20% discount and a valuation cap of $2.0 billion on a pre-money basis. In the event the Company completes a sale of shares of preferred stock, the Requisite Holders may elect to convert the outstanding 2025 Convertible Notes into shares of such series of preferred stock at the same terms. Further, upon a change of control transaction, the
Requisite Holders may elect to convert the outstanding 2025 Convertible Notes into shares of the
Company’s common stock at the lower of a 20% discount to the implied price per share of common stock in the change of control transaction and a valuation cap of $2.0 billion on a pre-money basis, or receive payment of all principal and any accrued but unpaid PIK interest.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
The 2025 Convertible Notes do not accrue interest for one year following the date of issuance. Following the one-year anniversary of the issue date and for the remainder of the term, the 2025 Convertible Notes interest will accrue on an annual basis at the rate of 7.0% per annum (PIK Interest). All PIK Interest accrued and payable will be paid by capitalizing such interest on an annual basis and adding it to the outstanding principal amount of the 2025 Convertible Notes.
The 2025 Convertible Notes contain embedded derivative features, including conversion upon a change in control and automatic conversion upon completion of a qualified IPO, that were required to be bifurcated and accounted for separately as a single derivative instrument. The issuance date estimated fair values of the derivative liability was $11.1 million and $20.8 million in January and March 2025
(unaudited), respectively, which was accounted for as a debt discount. See Note 13 for additional information. The debt issuance costs and debt discount are classified as an offset to the 2025 Convertible
Notes on the consolidated balance sheets, and are accreted over the loan term using the effective interest method.
As of March 31, 2025 (unaudited), the aggregate principal balance due under the 2025 Convertible Notes was $98.3 million and was classified as long-term on the consolidated balance sheets.
The components of the 2025 Convertible Notes are as follows (in thousands):

March 31,
2025
(unaudited)
Principal value of Convertible Notes ............................................................................................	$98,315
Debt discount ..................................................................................................................................	(31,279)
Debt issuance costs .......................................................................................................................	(1,212)
Total Convertible Notes ..................................................................................................................	$65,824

10. Redeemable Convertible Preferred Stock
In March 2023, the Company issued 61,344,029 shares of Series F redeemable convertible preferred stock to existing and new investors at a price per share of $2.8505 for an aggregate cash consideration of
$174.9 million, net of $5.9 million issuance costs. Contemporaneously with the issuance of the Series F redeemable convertible preferred stock, the Company converted all of the outstanding Convertible Notes issued by the Company from September 30, 2022 to December 16, 2022, in the aggregate principal amount of $40.0 million plus accrued, unpaid interest of $994,000 into 21,465,064 shares of Series F-1 redeemable convertible preferred stock at a price per share of $1.9098, which represents a discount of
33% from the cash purchase price per share. Additionally, in connection with the Series F redeemable convertible preferred stock financing, the cumulative dividends payable to holders of Series C redeemable convertible preferred stock upon a liquidation event were capped from $6.66 to $8.25 per share depending on the time of issuance, with an aggregate total of $88.5 million.
The issuance of the Series F redeemable convertible preferred stock triggered the anti-dilution protection provision for Series B-1, Series B-2, Series C, Series D and Series E stockholders. As a result, the
Company recorded a $26.8 million deemed dividend in the amount equal to the change in fair value of the abovementioned series of convertible preferred stock before and after the anti-dilution adjustment. The fair value of the Series B-1, Series B-2, Series C, Series D and Series E redeemable convertible preferred stock was determined using a “with-and-without” model under which the equity value of the Company was allocated using a hybrid method, whereby the enterprise value in the IPO scenario is allocated to each class of shares using the fully-diluted shares outstanding and whereby the enterprise value in the non-
IPO scenario is allocated using an option-pricing model to reflect the full distribution of possible non-IPO outcomes, both before and after the anti-dilution adjustment. The following table summarizes information

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
about the significant Level 3 unobservable inputs used to estimate the fair value of the Company’s preferred stock at the modification date:

March 2, 2023
Risk-free interest rate ........................................................................................................................	4.8%
Expected volatility ...............................................................................................................................	88.0%
Expected term (in years) ...................................................................................................................	2.0
Expected dividend yield ....................................................................................................................	0.0%

Redeemable convertible preferred stock consists of the following as of December 31, 2023 and 2024 and
March 31, 2025 (unaudited) (in thousands, except share amounts):

	December 31, 2023 and 2024 and March 31, 2025 (unaudited)
Series	Number of Shares Authorized	Number of Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A ....................................................	4,082,965	4,082,965	$2,041	$2,041
Series B-1 ................................................	1,954,846	1,954,846	6,940	6,940
Series B-2 ................................................	2,848,263	2,848,263	10,111	10,111
Series C ...................................................	11,343,434	11,343,434	104,378	193,167
Series D ...................................................	7,151,873	7,151,873	110,756	110,854
Series E ...................................................	12,040,980	12,040,980	304,197	305,018
Series F ....................................................	61,344,029	61,344,029	168,957	262,295
Series F-1 ................................................	21,465,064	21,465,064	61,186	61,491
Total .........................................................	122,231,454	122,231,454	$768,566	$951,917

The significant rights and obligations of the Company’s redeemable convertible preferred stock are as follows:
Dividends
The holders of Series A, Series B-1, Series B-2, Series C, Series D, Series E, Series F and Series F-1
redeemable convertible preferred stock are entitled, on a pro rata, pari passu basis, when and if declared by the Board of Directors, to non-cumulative dividends out of the Company's assets legally available therefore at the rate of $0.030, $0.284, $0.284, $0.7384, $1.24, $2.0265, $0.2281 and $0.1528 per share per annum, respectively. No distributions will be made with respect to the common stock until all declared but unpaid dividends on redeemable convertible preferred stock have been paid or set aside for payment to the convertible preferred stockholders. Except with respect to the rights of the holders of Series C redeemable convertible preferred stock upon a liquidation event, the right to receive dividends on shares of redeemable convertible preferred stock are non-cumulative, and no right to such dividends accrues to holders of redeemable convertible preferred stock by reason of the fact that dividends on such shares are not declared or paid in any years. At December 31, 2023 and 2024 and March 31, 2025 (unaudited), no dividends had been declared or paid.
Dividends are payable to preferred stockholders in the order of: first, the Series F and Series F-1 redeemable convertible preferred stock, then the Series E redeemable convertible preferred stock, then the Series D redeemable convertible preferred stock, then the Series C redeemable convertible preferred stock, then the Series B-1 and B-2 redeemable convertible preferred stock, and then finally, the Series A redeemable convertible preferred stock. After payment of the full amount of any dividends described above, any additional dividends shall be distributed among all holders of common stock and all holders of redeemable convertible preferred stock on an as-converted basis.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
The holders of Series C redeemable convertible preferred stock are the only preferred stockholders entitled to cumulative dividends upon a liquidation event. In connection with the Series F redeemable convertible preferred stock financing, the cumulative dividends payable to holders of Series C redeemable convertible preferred stock upon a liquidation event were capped from $6.66 to $8.25 per share depending on the time of issuance, with an aggregate total of $88.5 million, provided, however, that the
Company shall be under no obligation to pay such Series C preferred accruing dividends until a liquidation event; provided further, that a holder of shares of Series C redeemable convertible preferred stock shall automatically forfeit any then accrued but unpaid Series C redeemable convertible preferred accruing dividends with respect to such shares upon conversion of such shares into shares of common stock. As of December 31, 2023 and 2024 and March 31, 2025 (unaudited), the total accumulated, but not yet declared or paid, dividends of $88.5 million related to the Series C redeemable convertible preferred stock was not recorded in the consolidated financial statements as an accrued dividend as such an event was not considered probable to occur.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series F, Series F-1, Series E, Series D, Series C, Series B-1, Series B-2 and Series A
redeemable convertible preferred stock are entitled to liquidation preferences in the amount of $4.2758,
$2.8647, $25.3317, $15.50, $9.23, $3.55, $3.55, and $0.50 per share, respectively, for each outstanding share plus all declared but unpaid dividends, if the shares are not converted to common stock.
Payment of liquidation rights to preferred stockholders are in the order of: first, the Series F and Series
F-1 redeemable convertible preferred stock, then the Series E redeemable convertible preferred stock, then the Series D redeemable convertible preferred stock, then the Series C redeemable convertible preferred stock, then the Series B-1 and B-2 redeemable convertible preferred stock, and then finally, the
Series A redeemable convertible preferred stock. The remaining assets, if any, shall be distributed to the holders of common stock.
If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Series F, Series F-1, Series E, Series D, Series C, Series
B-1, Series B-2 and Series A redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full liquidation preferences to which they are entitled, then the holders of the Company’s common stock will receive nothing in respect of their equity holdings in the Company.
Upon such an event, the assets of the Company legally available for distribution shall satisfy the respective liquidation preferences of the preferred stockholders with equal pro rata priority in the same preferential order as described above.
Conversion Rights
Each share of Series A, Series B-1, Series B-2, Series C, Series D, Series E, Series F and Series F-1
redeemable convertible preferred stock shall automatically be converted into fully-paid, nonassessable shares of common stock at the then effective conversion rate per share (currently $0.50, $3.0161,
$3.0161, $5.4841, $8.2085, $12.4806, $2.8505 and $1.9098, respectively) for such share prior to the closing of a firm commitment underwritten IPO pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or SPAC transaction covering the offer and sale of the
Company’s common stock, provided that (i) the aggregate gross proceeds to the Company are not less than $100,000,000 and (ii) the per share price of the shares sold in the public offering shall be no less than $4.9884 per share or $5.7010 per share (subject to adjustment from time to time for
Recapitalizations and as otherwise set forth elsewhere herein) so long as a certain investor holds at least
11,693,855 shares of Series F redeemable convertible preferred stock (a ‘‘Qualified Public Offering’’) shall automatically be converted into fully-paid, nonassessable shares of common stock at the then effective conversion rate for such share upon the written consent of the holders of a majority of the Series F and
F-1 redeemable convertible preferred stock (voting as a single class and on an as-converted basis). The

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
conversion rates per share for previously issued preferred stock were amended as a result of the Series F redeemable convertible preferred stock financing from the original conversion rates per share for Series
B-1, Series B-2, Series C, Series D and Series E redeemable convertible preferred stock ($3.55, $3.55,
$9.23, $15.50 and 25.3317, respectively). Upon a Qualified Public Offering, shares of each series of the outstanding redeemable convertible preferred stock are convertible into the number of shares of common stock determined by dividing the original issue price for the relevant series of redeemable convertible preferred stock by the conversion price for such series. As of December 31, 2023 and 2024 and March
31, 2025 (unaudited), shares of Series A, Series B-1, Series B-2, Series C, Series D, Series E, Series F
and Series F-1 outstanding redeemable convertible preferred stock are convertible into shares of common stock on a 1:1, 1.177017:1, 1.177017:1, 1.683047:1, 1.888287:1, 2.029686:1, 1:1, and 1:1
basis, respectively.
Voting Rights
The holder of each share of Series A, Series B-1, Series B-2, Series C, Series D, Series E, Series F and
Series F-1 redeemable convertible preferred stock is entitled to one vote for each share of common stock into which it could be converted.
11. Common Stock
Under the Company’s Amended and Restated Certificate of Incorporation, the Company is authorized to issue 210,300,000 shares of $0.001 par value common stock.
Common stock reserved for issuance, on an as-converted basis, consisted of the following:

	December 31,		March 31,
	2023	2024	2024	2025

			(unaudited)
Redeemable convertible preferred stock ......	149,581,128	149,581,128	149,581,128	149,581,128
Options to purchase common stock ..............	24,146,541	24,930,958	22,993,503	25,066,625
Common stock warrants .................................	4,811,190	4,811,190	4,811,190	4,811,190
Total ...................................................................	178,538,859	179,323,276	177,385,821	179,458,943

12. Common Stock Warrant Liability
On January 19, 2021, in connection with entering into the Credit Agreement, the Company issued Hayfin a warrant to purchase 315,810 shares of common stock at an exercise price of $0.01 per share. On
March 17, 2022, upon amendment to the Credit Agreement, the Company issued Hayfin a warrant to purchase 225,579 shares of common stock at an exercise price of $0.01 per share. On March 3, 2023, upon Amendment No. 4 to the Credit Agreement and as a result of antidilution adjustment provisions in connection with the Series F redeemable convertible preferred stock financing, the Company issued
Hayfin a warrant to purchase 4,269,801 shares of common stock at an exercise price of $0.01 per share
(collectively, the “Warrants”). As of December 31, 2023 and 2024 and March 31, 2025 (unaudited), all warrants remained outstanding.
The Warrants have a net exercise provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s stock at the time of exercise of the Warrants after deduction of the aggregate exercise price. The Warrants contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of the Warrants, if upon the issuance of next round securities, the
Warrants are then currently exercisable and the next round price is less than $25.3317 per share (as adjusted for any stock splits, recapitalizations, and the like). In such case, the number of exercise shares shall be increased to equal the quotient obtained by dividing (a) $8.0 million by (b) the next round price.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
The Warrants also have customary antidilution protection provisions. The Warrants will terminate on the ten-year anniversary of the issuance date, however, the Warrants will automatically net exercise immediately prior to termination if the fair market value of one share of common stock exceeds the then current exercise price per share of common stock. In connection with certain change of control transactions, which include SPAC combinations, mergers, consolidations and the sale or lease of substantially all of the assets of the Company, the Warrants will also automatically net exercise if the fair market value of one share of common stock exceeds the then current exercise price per share of common stock. The Warrants do not automatically net exercise in connection with an initial public offering.
The aggregate fair value of the Warrants issued in connection with the initial Credit Agreement and the amended Credit Agreement was $4.3 million and $3.5 million, respectively, at issuance and was recognized as a debt discount and recorded as a warrant liability.
The warrant liabilities were remeasured to fair value as of December 31, 2023 and 2024 and March 31,
2024 and 2025 (unaudited), resulting in a (gain) loss of $2.3 million, $16.4 million, $(1,000) and $1.6 million, respectively, within the consolidated statements of operations and comprehensive loss.
The fair value of the common stock warrant liability was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025

			(unaudited)
Stock price .........................................................	$0.93	$4.34	$0.93	$4.67
Exercise price ...................................................	$0.01	$0.01	$0.01	$0.01
Contractual term (in years) .............................	7.6	6.6	7.3	6.3
Expected volatility .............................................	84.5%	72.1%	79.4%	71.1%
Weighted-average risk-free interest rate ......	3.88%	4.44%	4.20%	4.04%
Dividend yield ....................................................	—	—	—	—

13. Derivative Liability
Term Loan
Prior to the 2024 Term Loan Refinancing in June 2024, the Term Loan contained certain prepayment features, default put option and default interest adjustment features that were determined to be embedded derivatives requiring bifurcation and separate accounting as a single compound derivative, as discussed in Note 8. The fair value of the derivative liability was recorded at the issuance date as debt discounts and reductions to the carrying value of long-term debt on the consolidated balance sheets. The derivative liability is remeasured to fair value at each reporting period and the related changes in fair value are recorded on the consolidated statements of operations and comprehensive loss. Through the time of the 2024 Term Loan Refinancing in June 2024, the Company continued to adjust the derivative liability for changes in fair value of the Term Loan.
Estimating fair values of the derivative liability requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since the derivative financial instrument is initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.
The derivative liability was remeasured to fair value as of December 31, 2023 and June 14, 2024, resulting in a gain of $4.2 million and a loss of $222,000, respectively, within the consolidated statements

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
of operations and comprehensive loss. In connection with the 2024 Term Loan Refinancing on June 14,
2024, the associated current fair value of the derivative liability of $1.1 million as remeasured at the date of refinancing was derecognized and recorded as a debt discount to the 2024 Term Loan.
The fair value of the derivative liability was estimated using a scenario-based analysis comparing the probability-weighted present value of the Term Loan payoff at maturity with and without the bifurcated features. The Company used both the Black-Scholes-Merton and option pricing method to estimate the fair value of the derivative liability because it believes these techniques are reflective of all significant assumption types and ranges of assumption inputs that market participants would likely consider in transactions involving compound embedded derivatives. The option pricing method was employed as part of a back-solve analysis to the Company’s Series F Preferred round of financing. The Company’s assumptions used in determining the fair value of the derivative liability is as follows:

	December 31,	June 14,
	2023	2024
Debt yield .................................................................................................................	17.7%	18.5%
Probability of business combination or IPO (with feature) ...............................	70.0%	80.0%
Event date of business combination or IPO (with feature) ...............................	6/30/2025	6/30/2025
Probability of Default ..............................................................................................	10.0%	5.0%
Event date of Default ..............................................................................................	9/30/2025	9/30/2025
Probability to incur new debt .................................................................................	0.0%	0.0%
Event date to incur new debt .................................................................................	n/a	n/a
Probability of change of control ............................................................................	10.0%	10.0%
Event date of change of control ............................................................................	6/30/2025	6/30/2025
Event date (without feature) ..................................................................................	1/19/2026	1/19/2026

Debt yield — Discount rate that reconciles the total fair value of the Warrants and 2021 Credit Agreement with the transaction value. Debt yield reflects a change in the credit benchmark for a “CCC” rated obligation.
2025 Convertible Notes (unaudited)
The 2025 Convertible Notes were determined to contain certain settlement features and conversion put options which require bifurcation and separate accounting as a single compound embedded derivative, as discussed in Note 9. The fair value of the derivative liability was recorded at the issuance dates as a debt discount and reduction to the carrying value of the 2025 Convertible Notes on the consolidated balance sheets. The derivative liability is remeasured to fair value at each reporting period and the related changes in fair value are recorded on the consolidated statements of operations and comprehensive loss.
The fair value of the derivative liability was estimated using a scenario-based analysis comparing the probability-weighted present value of the 2025 Convertible Notes with and without the bifurcated features.
The Company used the Monte Carlo Simulation method to estimate the fair value of the derivative liability because it believes this technique is reflective of all significant assumption types and ranges of assumption inputs that market participants would likely consider in transactions involving compound embedded derivatives. The option pricing method was employed as part of a back-solve analysis for scenarios in which the Company was expected to raise another financing round. The Company also employed a waterfall analysis that allocated certain exit proceeds to its outstanding share classes for scenarios in which the Company was assumed to exit via change of control or initial public offering. The
Company’s assumptions used in determining the issuance date fair value of the derivative liability is as follows:

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements

	January 31,	March 26,
	2025	2025

	(unaudited)
Debt yield .................................................................................................................	7.0%	7.0%
Probability of IPO ....................................................................................................	60.0%	75.0%
Event date of IPO ....................................................................................................	5/5/2025	5/9/2025
Probability of change of control ............................................................................	20.0%	10.0%
Event date of change of control ............................................................................	1/31/2026	3/26/2026
Discount rate ............................................................................................................	31.3%	63.7%

The issuance date estimated fair values of the derivative liability was $11.1 million (unaudited) and $20.8 million (unaudited) in January and March 2025, respectively, which were recorded as debt discounts. The
January 2025 derivative liability was remeasured to fair value as of March 31, 2025 (unaudited) using the
March 26, 2025 assumptions, resulting in a loss of $9.0 million within the consolidated statements of operations and comprehensive loss. The aggregate fair value of the derivative liability as of March 31,
2025 (unaudited) was $40.9 million.
14. Equity Incentive Plan
In 2009, the Company adopted its 2009 Equity Incentive Plan (the “Plan”) which provides for the grant of stock options to the Company’s employees, members of the Board of Directors and consultants. Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options
(“NSOs”). ISOs may be granted only to employees. NSOs, Stock Appreciation Rights, Restricted Stock,
and Restricted Stock Units may be granted to employees, members of the Board of Directors and consultants. As of December 31, 2024 and March 31, 2025 (unaudited), the Company reserved
30,787,082 shares for issuance under the Plan.
Options under the Plan have a term of ten years from the grant date. The option exercise price will be determined by the Board of Directors, but will be no less than 100% of the fair market value per share on the date of grant. In addition, in the case of an ISO granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant. Through December 31,
2024 and March 31, 2025 (unaudited), options granted generally vest over (i) four years with 25% vesting on the first anniversary of the issuance date and 1/48th per month thereafter or (ii) vesting monthly in equal installments over four years.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
Stock option activity under the Company’s 2009 Equity Incentive Plan is set forth below (in thousands, except share and per share amounts):

	Shares Available for Grant	Number of Options	Awards Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at December 31, 2022 .....	4,312,292	9,420,310	$9.77	6.17	$3,561
Authorized .........................................	16,018,730	—	—
Options granted ...............................	(16,881,199)	16,881,199	$0.76
Options exercised ............................	—	(291,756)	$2.02
Options canceled .............................	1,863,212	(1,863,212)	$6.11
Balance at December 31, 2023 ....	5,313,035	24,146,541	$1.41	8.19	$–
Authorized .........................................	—	—	$—
Options granted ...............................	(6,533,982)	6,533,982	$2.21
Options exercised ............................	—	(3,449,126)	$1.32
Options canceled .............................	2,300,439	(2,300,439)	$1.64
Balance at December 31, 2024 .....	1,079,492	24,930,958	$1.62	7.96	$68,256
Vested and exercisable, December 31, 2024 .....................		8,430,819	$2.01	6.22	$19,989
Vested and expected to vest, December 31, 2024 .....................		24,930,958	$1.62	7.96	$68,256

	Shares Available for Grant	Number of Options	Awards Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at December 31, 2024 .....	1,079,492	24,930,958	$1.62	7.96	$68,256
Authorized (unaudited) ...................	—	—	$—
Options granted (unaudited) ..........	(796,801)	796,801	$4.34
Options exercised (unaudited) ......	—	(382,087)	$1.51
Options canceled (unaudited) ........	279,047	(279,047)	$1.44
Balance at March 31, 2025 (unaudited) ....................................	561,738	25,066,625	$1.71	7.77	$74,619
Vested and exercisable, March 31, 2025 (unaudited) ...................		9,512,550	$1.90	6.27	$26,657
Vested and expected to vest, March 31, 2025 (unaudited) .......		25,066,625	$1.71	7.77	$74,619

The weighted-average grant date fair value of options granted during the years ended December 31,
2023 and 2024 and three months ended March 31, 2025 (unaudited) was $0.43, $1.23 and $2.43 per share, respectively. There were no options granted during the three months ended March 31, 2024
(unaudited). The total grant date fair value of options vested was $3.2 million, $2.0 million, $477,000 and
$811,000 during the years ended December 31, 2023 and 2024 and three months ended March 31, 2024 and 2025 (unaudited), respectively.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
The following table summarizes information about stock options outstanding as of December 31, 2024:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.76 - $0.76 .........................	13,209,195	8.38	$0.76	3,582,603	$0.76
$0.93 - $0.93 .........................	2,446,710	9.31	$0.93	103,119	$0.93
$1.74 - $1.74 .........................	466,500	9.70	$1.74	4,791	$1.74
$2.85 - $2.85 .........................	5,234,099	4.99	$2.85	4,538,001	$2.85
$3.28 - $3.28 .........................	3,395,454	9.99	$3.28	23,305	$3.28
$4.20 - $4.20 .........................	15,000	0.60	$4.20	15,000	$4.20
$4.24 - $4.24 .........................	104,000	1.41	$4.24	104,000	$4.24
$9.58 - $9.58 .........................	60,000	3.86	$9.58	60,000	$9.58
$0.76 - $9.58 .........................	24,930,958	7.96	$1.62	8,430,819	$2.01

The following table summarizes information about stock options outstanding as of March 31, 2025
(unaudited):

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.76 - $0.76 .........................	12,908,045	8.18	$0.76	4,356,892	$0.76
$0.93 - $0.93 .........................	2,307,900	9.00	$0.93	296,238	$0.93
$1.74 - $1.74 .........................	458,000	8.61	$1.74	6,978	$1.74
$2.85 - $2.85 .........................	5,024,607	4.71	$2.85	4,527,122	$2.85
$3.28 - $3.28 .........................	3,392,272	9.60	$3.28	144,675	$3.28
$4.20 - $4.20 .........................	15,000	0.36	$4.20	15,000	$4.20
$4.24 - $4.24 .........................	104,000	1.16	$4.24	104,000	$4.24
$4.34 - $4.34 .........................	796,801	9.90	$4.34	1,645	$4.34
$9.58 - $9.58 .........................	60,000	3.61	$9.58	60,000	$9.58
$0.76 - $9.58 .........................	25,066,625	7.77	$1.71	9,512,550	$1.71

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at each reporting period. The aggregate intrinsic value of stock options exercised for the years ended
December 31, 2023 and 2024 and three months ended March 31, 2024 and 2025 (unaudited) was
$4,000, $1.7 million, $1,000 and $1.1 million, respectively.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
Stock-Based Compensation
The Company estimated the fair value of stock options using the Black-Scholes option-pricing model based on the following assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025

			(unaudited)
Expected life (in years) .........................	6.0	6.0	n/a	6.0
Expected volatility ..................................	54.7%-55.7%	53.7%-55.0%	n/a	55.0%-%55.4%
Risk-free interest rate ............................	4.2%	3.5%-4.5%	n/a	4.0%
Dividend yield .........................................	–%	–%	n/a	–%

The significant assumptions used in these calculations are summarized as follows:
Fair value of common stock. Because there has been no public market for the Company’s common stock, the fair value of common stock shares underlying stock options has historically been determined by the
Board of Directors at the time of option grant by considering independent valuation performed by third-
party valuation firm as well as a number of objective and subjective factors, including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. The fair value of common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants Practice Aid, Valuation of
Privately-Held-Company Equity Securities Issued as Compensation. In 2023, the Company considered the stay private scenario and IPO exit scenario. In the stay private scenario, three market methodologies were employed including (i) a market indexing valuation analysis based on the Series F Preferred financing round, (ii) a guideline public company analysis based on the Company’s historical and forecast operating metrics, and (iii) a guideline transaction analysis based on the Company’s historical and forecast operating metrics. In the IPO exit scenario, the total equity value was estimated based on the expected timing, offering size and pre-money valuation. A hybrid method was used to allocate equity value to common stock under the stay private and IPO scenarios.
Expected term. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The Company does not have sufficient historical exercise and post-vesting termination activity to provide accurate data for estimating the expected term of options and has opted to use the “simplified method,” whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.
Expected volatility. As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.
Expected dividend yield. The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.
The Company also issues stock options with vesting based upon completion of performance goals. The fair value for these performance-based awards is recognized over the period during which the goals are to be achieved. Stock-based compensation expense recognized at fair value includes the impact of

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
estimated probability that the goals would be achieved, which is assessed prior to the requisite service period for the specific goals.
Total stock-based compensation expense is as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025

			(unaudited)
Cost of revenue ................................................	$440	$307	$82	$57
Research and development(1) .........................	3,339	2,151	517	547
Selling, general and administrative ...............	8,722	7,755	2,124	1,888
Total stock-based compensation expense ..	$12,501	$10,213	$2,723	$2,492

(1)Includes stock-based compensation expense of $627,000 during the year ended December 31, 2023 related to a repurchase of common shares from one employee, as described below.
As of December 31, 2023 and 2024 and March 31, 2025 (unaudited), total unrecognized stock-based compensation costs related to unvested stock options was $20.7 million, $16.5 million and $15.7 million, respectively, which is expected to be recognized over a remaining weighted-average period of 3.22 years,
2.79 years and 2.65 years, respectively.
In January 2023, the fair value of the Company’s common stock declined from $14.27 to $0.76 per share, prompting the Company to reduce the exercise price of certain stock options to $0.76, effective July 10,
2023. No other changes to the stock options’ terms were made. The Company calculated the incremental fair value by calculating the fair value of the award immediately before and immediately after the modification. The fair value of the award immediately before the repricing is based on assumptions
(including volatility, expected term and risk free interest rate) that reflect the facts and circumstances on the modification date and therefore, differ from the fair value calculated on the grant date. The average additional compensation per award from the modification was $0.09 and the aggregate incremental expense was $649,000, of which $340,000 was immediately recognized on the modification date and the remaining amount is recognized over the options’ remaining requisite service period.
In March 2023, the Board of Directors approved a repurchase of 300,000 common shares from an employee of the Company at a purchase price of $2.8505 per share for total consideration of $855,000.
The fair value of the repurchased common shares was $228,000, and the difference between the repurchase price and fair value of the common shares of $627,000 was recorded as stock-based compensation expense within research and development expense in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2023.
15. Employee Retirement Plan
The Company has a qualified retirement plan under section 401(k) of the Internal Revenue Code (“IRC”)
under which participants may contribute up to 100% of their eligible compensation, subject to maximum deferral limits specified by the IRC. The Company may make matching contributions of up to 4.0% of an employee’s eligible compensation, subject to conditions specified by the IRC. During the years ended
December 31, 2023 and 2024, and three months ended March 31, 2024 and 2025, the Company’s matching contributions totaled $1.4 million, $1.5 million, $356,000 and $688,000, respectively.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
16. Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025

			(unaudited)
Numerator:
Net loss ..............................................................	$(95,655)	$(96,426)	$(20,932)	$(32,345)
Cumulative dividends on Series C redeemable convertible preferred stock .......	(1,239)	—	—	—
Deemed dividend upon down round of redeemable convertible preferred stock .......	(26,794)	—	—	—
Net loss attributable to common stockholders .....................................................	$(123,688)	$(96,426)	$(20,932)	$(32,345)
Denominator:
Weighted-average shares used to compute net loss per share, basic and diluted .............	14,265,293	15,661,682	14,435,241	18,001,364
Net loss per share attributable to common stockholders, basic and diluted ......................	$(8.67)	$(6.16)	$(1.45)	$(1.80)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	December 31,		March 31,
	2023	2024	2024	2025

			(unaudited)
Redeemable convertible preferred stock ......	122,231,454	122,231,454	122,231,454	122,231,454
Outstanding options to purchase common stock ...................................................................	24,146,541	24,930,958	22,993,503	25,066,625
Common stock warrants .................................	4,811,190	4,811,190	4,811,190	4,811,190
Total ....................................................................	151,189,185	151,973,602	150,036,147	152,109,269

17. Income Taxes
The components of net loss before income taxes are as follows (in thousands):

	December 31,
	2023	2024
United States ...........................................................................................................	$(95,634)	$(96,422)
International .............................................................................................................	526	49
Net loss before income taxes ................................................................................	$(95,108)	$(96,373)

For the years ended December 31, 2023 and 2024, the Company did not record any federal or state provision for income tax expense. For the years ended December 31, 2023 and 2024, the Company recorded an income tax provision of $547,000 and $53,000, respectively, from international jurisdictions.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate (in thousands):

	Year Ended December 31,
	2023	2024
Tax at federal statutory rate ...................................................................................	$(20,003)	$(20,027)
State taxes, net of federal benefit .........................................................................	(4,032)	(2,247)
Change in valuation allowance .............................................................................	20,418	16,563
Stock-based compensation ...................................................................................	3,722	1,706
Fair value remeasurement .....................................................................................	1,075	3,482
R&D credits ..............................................................................................................	(391)	(281)
Foreign rate differential ..........................................................................................	(50)	41
Other .........................................................................................................................	(192)	816
Provision for income taxes ....................................................................................	$547	$53

Significant components of the net deferred tax assets for federal and state income taxes are as follows (in thousands):

	Year Ended December 31,
	2023	2024
Deferred tax assets:
Net operating loss carryforwards .....................................................................	$142,089	$143,066
Research and development credits .................................................................	6,586	7,111
Stock-based compensation ..............................................................................	1,316	1,611
Interest limitation ................................................................................................	4,551	8,964
Accruals and reserves .......................................................................................	3,493	9,502
Fixed asset and intangible asset basis ...........................................................	7,250	4,615
Operating lease liabilities ..................................................................................	6,791	5,955
Section 174 research and development capitalization .................................	12,432	20,675
Total deferred tax assets ........................................................................................	184,508	201,499

Deferred tax liabilities:
Capitalized implementation costs ....................................................................	(756)	(1,556)
Operating lease right-of-use assets ................................................................	(5,346)	(4,653)
Other ....................................................................................................................	—	(66)
Total deferred tax liabilities ....................................................................................	(6,102)	(6,275)
Deferred tax assets, net .........................................................................................	178,406	195,224
Valuation allowance ................................................................................................	$(178,406)	$(195,224)

As the Company has incurred annual net operating losses since inception, a full valuation allowance is provided against U.S. net deferred tax assets due to uncertainties regarding the Company’s ability to realize these assets. The valuation allowance increased by $20.4 million and $16.8 million for the years ended December 31, 2023 and 2024, respectively.

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2024, the Company had net operating loss carryforwards of approximately $542.9 million and $435.5 million available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. Of these amounts, $355.9 million of federal net operating losses are carried forward indefinitely, and $187.0 million are limited to 80% of future taxable income. The remaining federal net operating losses will expire starting in 2030. Utilization of net operating loss carryforwards may be subject to an annual limitation in certain situations where changes occur in the stock ownership of a company. In the event the Company has undergone or undergoes a change in ownership, utilization of the carryforwards could be limited.
The Company also had federal and California research and development credit carryforwards of approximately $9.4 million and $7.0 million, respectively, as of December 31, 2024. The federal credits will expire starting in 2030, if not utilized. The California credits have no expiration date.
Deferred income taxes have not been provided for undistributed earnings of the Company’s consolidated foreign subsidiaries because of the Company’s intent to reinvest such earnings indefinitely in active foreign operations. The Company believes that future domestic cash generation will be sufficient to meet future domestic cash needs. The Company has not recorded a deferred tax liability on the undistributed earnings of non-U.S. subsidiaries. The foreign withholding taxes would not have a material impact on the
Company’s financial position and results of operation. As of December 31, 2023 and 2024, the Company had $0.6 million and $1.1 million, respectively, in unremitted earnings that were indefinitely reinvested related to its consolidated foreign subsidiaries.
The Company’s gross unrecognized tax benefits as of December 31, 2023 and 2024 was $8.2 million and
$8.6 million, respectively, all of which would affect the Company’s income tax expense if recognized before consideration of the Company’s valuation allowance. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income taxes.
The following table summarizes the activity related to unrecognized tax benefits as follows (in thousands):

	December 31,
	2023	2024
Balance at beginning of period .............................................................................	$7,371	$8,188
Increase related to current year tax positions ....................................................	817	558
Changes related to prior year tax positions ........................................................	—	(149)
Balance at end of period ........................................................................................	$8,188	$8,597

The Company files income tax returns in the U.S. federal jurisdiction, various state and certain foreign jurisdictions. In the normal course of business, the Company is subject to examination by their respective taxing authorities. The Company has been selected for audit by the Internal Revenue Service for its 2022 tax year. The examination is at its early stages. However, no tax adjustments are anticipated. The statute of limitations remains effectively open for the U.S. federal and state tax jurisdictions for all tax years from
2010 through 2024. Tax years outside the normal statute of limitations remain open to examination by tax authorities due to tax attributes generated in earlier years which have been carried forward and may be examined and adjusted in subsequent years when utilized.
Three Months Ended March 31, 2024 and 2025 (unaudited)
The Company had an effective tax rate of 0% for both the three months ended March 31, 2024 and 2025
(unaudited). The Company continues to incur operating losses.
During the three months ended March 31, 2024 and 2025 (unaudited), the Company has evaluated all available evidence, both positive and negative, including historical levels of income, expectations and

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
risks associated with estimates of future taxable income and has determined that it is more likely than not that its net deferred tax assets will not be realized. Due to uncertainties surrounding the realization of the deferred tax assets, the Company continues to maintain a full valuation allowance against its net deferred tax assets.
18. Subsequent Events
The Company has reviewed and evaluated subsequent events as of December 31, 2023 through March
26, 2025, the date that the consolidated financial statements were available to be issued.
2025 Convertible Notes
In January and March 2025, the Company issued convertible promissory notes to various investors and certain employees (the “Requisite Holders”) in the aggregate amount of $98.3 million, which was comprised of $75.3 million in aggregate principal amount of notes issued for cash consideration, $1.3 million in aggregate principal amount of notes issued in lieu of cash compensation to certain employees, and $23.0 million in aggregate principal amount of notes issued in the 2024 Term Loan Conversion
(collectively, the “2025 Convertible Notes”). The 2025 Convertible Notes are due and payable in full 48 months from the issue date. Upon completion of an IPO transaction, the 2025 Convertible Notes shall automatically convert into shares of the Company’s common stock at the IPO price per share at the lower of a 20% discount and a valuation cap of $2.0 billion on a pre-money basis. In the event the Company completes a sale of shares of preferred stock, the Requisite Holders may elect to convert the outstanding
2025 Convertible Notes into shares of such series of preferred stock at the same terms. Further, upon a change of control transaction, the Requisite Holders may elect to convert the outstanding 2025
Convertible Notes into shares of the Company’s common stock at the lower of a 20% discount to the implied price per share of common stock in the change of control transaction and a valuation cap of $2.0 billion on a pre-money basis, or receive payment of all principal and any accrued but unpaid PIK interest.
The 2025 Convertible Notes do not accrue interest for one year following the date of issuance. Following the one-year anniversary of the issue date and for the remainder of the term, the 2025 Convertible Notes interest will accrue on an annual basis at the rate of 7.0% per annum (PIK Interest). All PIK Interest accrued and payable will be paid by capitalizing such interest on an annual basis and adding it to the outstanding principal amount of the 2025 Convertible Notes. The Company is currently analyzing the appropriate accounting treatment and financial statement impact related to the 2025 Convertible Notes on its consolidated financial statements.
2025 Amendment to 2024 Credit Agreement
On January 24, 2025, in connection with the issuance of the 2025 Convertible Notes, the Company entered into Amendment No.1 to the 2024 Credit Agreement, in which its lender, Hayfin, converted $23.0 million of principal under the 2024 Term Loan to 2025 Convertible Notes under the same terms as the other purchasers of the 2025 Convertible Notes. The principal balance outstanding under the 2024 Term
Loan, as amended, is $115.1 million. The minimum liquidity cash balance covenant under the 2024 Term
Loan was reduced to $15.0 million from the previous $25.0 million. In addition, the amount immediately payable upon the consummation of an IPO or SPAC, as defined in the terms of the 2024 Credit
Agreement, was amended where repayment of the 2024 Term Loan will be at an amount equal to the lesser of (i) the net cash proceeds of such IPO or SPAC in excess of $150.0 million and (ii) $50.0 million
(or $55.0 million if the underwriters exercise any portion of their option to purchase additional shares).
The exit fee and prepayment fee remaining under the original terms of the 2024 Term Loan, which were immediately due and payable upon issuance of the 2025 Convertible Notes was also amended to be immediately due and payable upon the next occurrence of a financing event as described in Note 8.
2025 Facility Lease Amendment

HeartFlow Holding, Inc.
Notes to Consolidated Financial Statements
On March 12, 2025, the Company amended the lease for its Austin, Texas facility to extend the lease term an additional 12 months through December 31, 2026. The monthly lease payments are approximately
$57,000 per month during the one-year extension period.
Grant of Option Awards
Subsequent to December 31, 2024, the Company granted options for 796,801 shares of common stock, subject to service-based vesting conditions, with an exercise price of $4.34 per share to employees.
19. Subsequent Events (unaudited)
For the interim consolidated financial statements as of March 31, 2025, and for the three months then ended, the Company has evaluated events through June 20, 2025, which is the date the unaudited interim consolidated financial statements were available to be issued and through July 17, 2025, which is the date the consolidated financial statements were available to be reissued.
Authorized Shares Increase
In May 2025, the Company’s stockholders and Board of Directors approved an additional 1,000,000 shares of common stock to be authorized for issuance under the 2009 Equity Incentive Plan.
Grant of Option Awards
Subsequent to March 31, 2025, the Company granted options for 621,827 shares of common stock, subject to service-based vesting conditions, with an exercise price of $4.67 per share to employees.
2025 Facility Lease
On July 2, 2025, the Company entered into a facility lease agreement for approximately 8,100 rentable square feet of office space in San Francisco, California for 39 months through November 30, 2028, with the option to extend for one additional three-year period. In connection with the lease, the Company paid a security deposit of $90,000. The average monthly lease payments are approximately $40,000 per month during the lease term.
Consolidation of HeartFlow Holding, Inc. With and Into HeartFlow, Inc.
On July 17, 2025, the Company’s stockholders and Board of Directors approved the consolidation of
HeartFlow Holding, Inc. with and into HeartFlow, Inc., with HeartFlow, Inc. continuing as the surviving company. The previous holders of HeartFlow Holding, Inc.’s common stock and preferred securities became holders of HeartFlow, Inc.’s common stock and preferred securities, and the equity incentive plan, outstanding equity awards, outstanding warrants and certain other equity-related agreements of
HeartFlow Holding, Inc. were assumed by HeartFlow, Inc. In connection with this consolidation, the
Company changed its name to Heartflow, Inc.

                         shares
Common stock
Preliminary prospectus

J.P. Morgan	Morgan Stanley	Piper Sandler

Stifel	Canaccord Genuity
                    , 2025

Part II
Information not required in prospectus
Item 13. Other expenses of issuance and distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Heartflow, Inc. (the “Registrant”) in connection with the sale of the Registrant’s common stock, par value $0.001 per share (the “Common Stock”), being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial
Industry Regulatory Authority (“FINRA”) filing fee, and the Nasdaq Global Select Market listing fee.

Amount to be paid
SEC registration fee ...........................................................................................................................	$15,310
FINRA filing fee ...................................................................................................................................	$15,500
Nasdaq listing fee ...............................................................................................................................	*
Transfer agent’s fees and expenses ...............................................................................................	*
Printing and engraving expenses ....................................................................................................	*
Legal fees and expenses ..................................................................................................................	*
Accounting fees and expenses ........................................................................................................	*
Miscellaneous expenses ...................................................................................................................	*
Total ......................................................................................................................................................	$ *

*To be filed by amendment.
Item 14. Indemnification of directors and officers.
Section 145 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation
Law”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the Registrant. The Delaware General
Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Article X of the Registrant’s current amended and restated certificate of incorporation and VIII of the Registrant’s amended and restated certificate of incorporation to be effective upon completion of the sale of the Registrant’s common stock being registered each provide for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the
Delaware General Corporation Law. The Registrant has entered into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the
Registrant’s amended and restated certificate of incorporation and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the
Registrant for which indemnification is sought.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or an officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of directors, for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director or officer derived an improper personal benefit; provided that officers may not be indemnified for actions by or in the right of the corporation. The Registrant’s amended and restated certificate of incorporation to be effective upon completion of the sale of the Registrant’s common stock being registered provides for such limitation of liability.
The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments that may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement to be filed as Exhibit 1.1. to this registration statement provides for indemnification of officers and directors of the Registrant by the underwriters against certain liabilities.
Item 15. Recent sales of unregistered securities.
Since January 1, 2022, to the date of this registration statement, the Registrant made sales of the following unregistered securities:
(a) Equity plan-related issuances
1.Since January 1, 2022, the Registrant granted to its directors, employees, consultants, and other
service providers options to purchase an aggregate of                 shares of its Common Stock under
its HeartFlow Holding, Inc. Amended and Restated 2009 Equity Incentive Plan (“2009 Equity Incentive
Plan”), with a weighted-average exercise price of $                 per share.
2.Since January 1, 2022, the Registrant issued and sold to its directors, employees, consultants, and
other service providers an aggregate of                 shares of its Common Stock upon the exercise of
stock options under its 2009 Equity Incentive Plan, with a weighted-average exercise price of
$                  per share.
(b) Sales of preferred stock
3.In March 2023, the Registrant sold an aggregate of (i) 61,344,029 shares of its Series F redeemable convertible preferred stock to 29 accredited investors at a purchase price of $2.8505 per share and
(ii) 21,465,064 shares of its Series F-1 redeemable convertible preferred stock to 19 accredited investors at a purchase price of $1.9098 per share, for an aggregate purchase price of $215.9 million.
The Series F-1 redeemable convertible preferred stock were issued upon conversion of the indebtedness under outstanding subordinated convertible promissory notes.
(c) Warrants
4.On March 17, 2022, the Registrant issued a warrant to Hayfin Tourmaline Luxco S.a.r.l. to purchase an aggregate of 225,579 shares of its Common Stock at a purchase price of $0.01 per share (the
“2022 Hayfin Warrant”).
5.On March 2, 2023, the warrant issued to Hayfin Tourmaline Luxco S.a.r.l. on January 19, 2021 (the
“2021 Hayfin Warrant”) was adjusted in connection with the Series F and Series F-1 Convertible
Preferred Stock Financing, allowing Hayfin Tourmaline Luxco S.a.r.l. to purchase an aggregate of
2,806,525 shares of its Common Stock at a purchase price of $0.01 per share pursuant to the 2021
Hayfin Warrant.
6.On March 2, 2023, the 2022 Hayfin Warrant was adjusted in connection with the Series F and
Series F-1 Convertible Preferred Stock Financing, allowing Hayfin Tourmaline Luxco S.a.r.l. to purchase an aggregate of 2,004,665 shares of its Common Stock at a purchase price of $0.01 per share pursuant to the 2022 Hayfin Warrant.

(d) Convertible notes
7.From September 30, 2022 to December 16, 2022, the Registrant issued $40.0 million principal amount of the 2022 Convertible Promissory Notes to investors, including related parties, with original maturity dates of 48 months from the dates of issuance. The 2022 Convertible Notes automatically converted into shares of Series F-1 convertible preferred stock on March 2, 2023.
8.In January and March 2025, the Registrant issued an aggregate of $98.3 million principal amount of the 2025 Convertible Promissory Notes to investors, including related parties, with original maturity dates of 48 months from the dates of issuance. The 2025 Convertible Promissory Notes will be automatically converted upon the completion of this offering into shares of Common Stock without interest.
No underwriters were involved in these transactions. The offers, sales, and issuances of the securities described in paragraphs (1) through (2) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the
Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees, or bona fide consultants and received the securities under the
Registrant’s equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.
The offers, sales, and issuances of the securities described in paragraphs (3) through (8) were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities
Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about the Registrant.
Item 16. Exhibits and financial statement schedules.
(a)Exhibits. See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.
(b)Consolidated financial statement schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the
Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:
1.For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h)
under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
2.For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit number	Exhibit description
1.1*	Form of Underwriting Agreement.
3.1+	Amended and Restated Certificate of Incorporation, as amended, currently in effect.
3.2+	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.
3.3+	Amended and Restated Bylaws, currently in effect.
3.4+	Form of Amended and Restated Bylaws, to be in effect upon the effectiveness of the amended and restated certificate of incorporation.
4.1*	Form of Common Stock Certificate.
4.2+	Warrant to Purchase Common Stock, dated January 19, 2021, between Hayfin Tourmaline Luxco S.a.r.l. and HeartFlow, Inc.
4.3+	Warrant to Purchase Common Stock, dated March 17, 2022, between Hayfin Tourmaline Luxco S.a.r.l. and HeartFlow Holding, Inc.
4.4+†	Amended and Restated Investors’ Rights Agreement, dated March 2, 2023, by and among HeartFlow Holding, Inc. and the investors listed therein.
5.1*	Opinion of O’Melveny & Myers LLP.
10.1#+	HeartFlow Holding, Inc. Amended and Restated 2009 Equity Incentive Plan, as amended, and forms of award agreements.
10.2#+	2025 Performance Incentive Plan, to become effective on upon the commencement of trading of Heartflow, Inc. common stock on the Nasdaq Global Select Market, and forms of award agreements.
10.3#+	2025 Employee Stock Purchase Plan, to become effective on upon the commencement of trading of Heartflow, Inc. common stock on the Nasdaq Global Select Market, and forms of award agreements.
10.4#+	Senior Leadership Severance Policy, effective as of July 17, 2025
10.5#+	Director Compensation Policy, to become effective on upon the commencement of trading of Heartflow, Inc. common stock on the Nasdaq Global Select Market
10.6+†	Lease, dated August 9, 2021, by and between MV Campus Owner, LLC and HeartFlow, Inc.
10.7+†	Credit Agreement and Guaranty, dated June 14, 2024, by and among HeartFlow, Inc., HeartFlow Holding, Inc., Hayfin Tourmaline Luxco S.a.r.l. and Hayfin Services, LLP.
10.8+	Amendment No. 1 to Credit Agreement and Guaranty, dated January 24, 2025, by and among HeartFlow, Inc., HeartFlow Holding, Inc., Hayfin Tourmaline Luxco S.a.r.l. and Hayfin Services, LLP.
10.9#*	Form of Indemnification Agreement for Directors and Officers.
21.1+	List of Subsidiaries.
23.1+	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2*	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).
24.1+	Power of Attorney (reference is made to the signature page to the Registration Statement).
107.1+	Filing Fee Table.

*To be filed by amendment.
#Indicates management contract or compensatory plan.
+Filed herewith.
†Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of
Mountain View, State of California on July 17, 2025.

HEARTFLOW, INC.

By:	/s/ John C.M. Farquhar
John C.M. Farquhar
President and Chief Executive Officer
Signatures and power of attorney
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vikram Verghese, Angela Ahmad and Mhairi L. Jones, and each of them, as their true and lawful attorneys-in-fact and agents, each with the full power of substitution, for them and in their name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the
Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-
in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John C.M. Farquhar	President, Chief Executive Officer and Director (Principal Executive Officer)	July 17, 2025
John C.M. Farquhar

/s/ Vikram Verghese	Chief Financial Officer (Principal Financial Officer)	July 17, 2025
Vikram Verghese

/s/ Mhairi L. Jones	Chief Accounting Officer (Principal Accounting Officer)	July 17, 2025
Mhairi L. Jones

/s/ William C. Weldon	Chair of the Board of Directors	July 17, 2025
William C. Weldon

/s/ Timothy C. Barabe	Director	July 17, 2025
Timothy C. Barabe

/s/ Julie A. Cullivan	Director	July 17, 2025
Julie A. Cullivan

/s/ Nicholas Downing, M.D.	Director	July 17, 2025
Nicholas Downing, M.D.

/s/ Jeffrey C. Lightcap	Director	July 17, 2025
Jeffrey C. Lightcap

/s/ Wayne J. Riley, M.D.	Director	July 17, 2025
Wayne J. Riley, M.D.

/s/ Lonnie M. Smith	Director	July 17, 2025
Lonnie M. Smith

/s/ Casey M. Tansey	Director	July 17, 2025
Casey M. Tansey

/s/ Charles A. Taylor, Jr., Ph.D.	Director	July 17, 2025
Charles A. Taylor, Jr., Ph.D.